Notice of Annual Meeting and Proxy Statement

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11007573


SEC MAIL
PROCESSING
RECEIVED
MAY 0 5 2011
WASH, D.C.
193
SECTION


TBS

TBS INTERNATIONAL PLC
Block A1 Eastpoint Business Park
Fairview, Dublin 3, Ireland



CHAIRMAN'S LETTER

To Shareholders of TBS International:

The year 2010 was a volatile year for the drybulk sector. The year started with an improved demand outlook, which carried over into overall freight and time charter rates. Then, in the second half of the year, an increased supply picture along with significantly adverse weather conditions drove the prevailing rates downward. This trend persisted throughout the remainder of 2010, affecting our financial performance, as well as the valuation of our assets. As a result of these factors, we performed an impairment assessment of our long-lived assets and recognized an impairment loss of $201.7 million in the carrying value of our vessels. Excluding vessel impairment charges, which are one-time, non-cash items and have no effect on our cash flow, the Net Loss for the year 2010 was $43.6 million, an improvement of 34.9% compared to a Net Loss of $67.0 million in 2009.

Our lenders have continued to support us. In January 2011, we amended our credit facilities with all of our lenders by revising the principal repayment schedules and revising certain financial covenants. However, due to sustained depressed freight and charter rates, further negotiations with our lenders continue into 2011. As a commitment towards successfully restructuring of our credit facilities, in January 2011, three key members of TBS' management agreed to provide up to $10 million of new equity in the form of convertible Preference Shares.

Despite the current weakness in freight and charter rates, our strategic and operational goals remain unchanged. We have confidence in our business model, and are optimistic that the underlying fundamentals of our business are sound. We continue to manage our asset quality, support the requirements of our expanding customer base, and employ our Five Star Service to maintain our competitive advantages.

In July 2010, our Log.Star joint venture obtained an operational license in Brazil to provide domestic shipping services meeting the growing demand for a Brazilian coastal and Amazon River domestic transportation service. This joint venture capitalizes on our domestic market knowledge, our international breakbulk shipping expertise and our long standing customer relationships, enabling us to enter a new market segment with growth potential. We believe this joint venture will position us to further increase our presence in Brazil, strengthen our operational base and provide additional future growth. We view Latin America and Africa as emerging continents that are rich in energy and mineral resources that will sustain viable growth for decades to come.

We are on track with our fleet renewal and expansion program. In July 2010, we sold the M/V Savannah Belle, the smallest handysize bulk carrier in our fleet. Meanwhile, under our newbuilding program, we have taken delivery of five of the six "Roymar Class" 34,000 dwt multipurpose vessels with retractable tweendecks that the Company ordered at a purchase price of $35.4 million per vessel, with the final delivery expected in the second quarter of 2011. Including the final newbuild delivery, our operational fleet expands to 52 vessels with an aggregate of 1.58 million dwt, consisting of 30 tweendeckers and 22 handymax/handysize bulk carriers.

On a business as well as a personal note, I wish to extend our concern for the people of Japan as they cope with the terrible disaster that has affected their nation. In the immediate aftermath, thankfully we received word that all of our crew members and employees in Japan were safe from harm. Our TBS Pacific service continues to both load and discharge cargoes with minimal delay. TBS has had an enduring relationship with Japan for over 20 years with a long list of Japanese customers and trading partners, a TBS office in Tokyo, and hundreds of port calls every year along the entire Japanese coastline. We are committed to supplying uninterrupted service to Japan while it rebuilds and beyond.

We continue to provide high quality services and support the requirements of our diverse customer base, and to employ our Five Star Service consisting of Ocean Transportation, Projects, Operations, Port Services, and Strategic Planning to maintain our competitive advantage.

I would like to thank you for your continued interest and support.

Joseph E. Royce

JOSEPH E. ROYCE
Chairman of the Board of Directors



TBS INTERNATIONAL PLC
Block A1 Eastpoint Business Park
Fairview, Dublin 3, Ireland

Dear Shareholder:

You are cordially invited to attend the 2011 Annual General Meeting (the "Meeting") of Shareholders of TBS International plc ("TBS") to be held at 11:00 a.m., Eastern Time, on Thursday, June 9, 2011, at the law offices of Bleakley Platt & Schmidt, LLP, One North Lexington Avenue, White Plains, New York 10601.

At this year's Meeting, shareholders will be asked to: (i) reappoint the six director nominees named in the proxy statement to serve on TBS's Board of Directors until the end of the next Annual General Meeting of Shareholders or, if sooner, until their successors are elected or appointed or their offices are otherwise vacated; (ii) approve an advisory resolution on executive compensation; (iii) conduct an advisory vote on the frequency of future advisory votes on executive compensation; (iv) ratify the reappointment of PricewaterhouseCoopers LLP as TBS's independent registered public accounting firm to serve until the next Annual General Meeting of Shareholders and to authorize the Board of Directors, acting through the Audit Committee, to determine the independent registered public accounting firm's remuneration; (v) authorize holding TBS's 2012 Annual General Meeting of Shareholders at a location outside of Ireland; (vi) authorize TBS and any of its subsidiaries to make open-market purchases of TBS Class A ordinary shares; (vii) determine the price range at which TBS can re-issue shares that it acquires as treasury shares; and (viii) act upon such other business that may properly come before the Meeting. There also will be time for questions.

In addition, the directors will present, during the Meeting, the Company's financial statements for the period ended December 31, 2010 prepared in accordance with Irish law ("Irish Statutory Accounts") and the reports of the directors and auditors thereon. Shareholders present at the Meeting will have an opportunity to ask any relevant and appropriate questions regarding the Irish Statutory Accounts and related reports to the representatives of our independent auditors in attendance at the meeting.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in the affairs of TBS. We hope you will be able to attend the Meeting. Whether or not you expect to attend the Meeting, and regardless of the number of shares you own, it is important to us and to our business that your shares are represented and voted at the Meeting. Therefore, we encourage you to cast your vote promptly using one of the methods described in the proxy statement so that your shares will be represented and voted at the Meeting.

Sincerely,

Joseph E. Royce

JOSEPH E. ROYCE
Chairman of the Board of Directors

NOTICE: If your shares are held through a broker, bank or other nominee, they will not be voted on the appointment of directors, the advisory resolution on executive compensation or the advisory vote on the frequency of future advisory votes on executive compensation unless you affirmatively vote your shares in one of the ways indicated by your broker, bank or other nominee. Brokers are no longer permitted to vote on these matters without instructions from the beneficial owner.

TBS INTERNATIONAL PLC

Registered in Ireland No. 476578
Block A1 Eastpoint Business Park
Fairview, Dublin 3, Ireland

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on June 9, 2011

The 2011 Annual General Meeting of Shareholders (the "Meeting") of TBS International plc, an Irish public limited company, will be held at the law offices of Bleakley Platt & Schmidt, LLP, One North Lexington Avenue, White Plains, New York 10601, on Thursday, June 9, 2011, at 11:00 a.m., Eastern Time. The Meeting will be held to consider and act upon the following matters:

1. By separate resolutions, to reappoint the following individuals, who retire and being eligible offer themselves to serve on our Board of Directors until the end of the next Annual General Meeting of Shareholders or, if sooner, until their successors are elected or appointed or their offices are otherwise vacated:
   a. Joseph E. Royce;
   b. Gregg L. McNelis;
   c. John P. Cahill;
   d. Randee E. Day;
   e. William P. Harrington; and
   f. Alexander Smigelski;
2. To approve an advisory resolution on executive compensation;
3. To conduct an advisory vote on the frequency of future advisory votes on executive compensation;
4. To ratify the reappointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm to serve until the next Annual General Meeting of Shareholders and to authorize the Board of Directors, acting through the Audit Committee, to determine the independent registered public accounting firm's remuneration;
5. To authorize holding TBS's 2012 Annual General Meeting of Shareholders at a location outside of Ireland;
6. To authorize TBS and any of its subsidiaries to make open-market purchases of TBS Class A ordinary shares;
7. To determine the price range at which TBS can re-issue shares that it acquires as treasury shares; and
8. To act upon such other business that may properly come before the Meeting.

James W. Bayley and Peter S. Shaerf, who currently are directors, will not be standing for reappointment to our Board of Directors at the Meeting. Accordingly, each will retire as a director upon the expiration of his current term at the end of the Meeting.

Approval of each proposal to be considered at the Meeting requires the affirmative vote of a simple majority of the votes cast, except for Proposal 3, which requires a plurality of the votes cast, and Proposal 7, which is a special resolution and requires the affirmative vote of not less than 75% of the votes cast.

In addition, the directors will present, during the Meeting, the Company's financial statements for the period ended December 31, 2010 prepared in accordance with Irish law ("Irish Statutory Accounts") and the reports of the directors and auditors thereon. Shareholders present at the Meeting will have an opportunity to ask any relevant and appropriate questions regarding the Irish Statutory Accounts and related reports to the representatives of our independent auditors in attendance at the Meeting.

The shareholders of record at the close of business on April 18, 2011 will be entitled to vote at the Meeting and at any adjournment or postponement thereof. Whether or not you expect to attend the Meeting in person, we encourage you to cast your vote promptly so that your shares will be represented and voted at the Meeting.

Any shareholder entitled to attend and vote at the Meeting may appoint one or more proxies, who need not be a shareholder(s) of TBS International plc. If you wish to appoint as proxy any person other than the individuals specified on the proxy card, you must follow the instructions on the proxy card. Please note that if you appoint as proxy any person other than those specified on your proxy card and neither you nor your proxy attends the Meeting in person, then your shares will not be voted.

/s/ J. E. FARIES

J. E. FARIES, on behalf of Windcrest Management Limited
Corporate Secretary

April 28, 2011

TBS INTERNATIONAL PLC

Block A1 Eastpoint Business Park
Fairview, Dublin 3, Ireland

TBS INTERNATIONAL PLC

Block A1 Eastpoint Business Park
Fairview, Dublin 3, Ireland

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, JUNE 9, 2011

TBS International plc's Notice of Annual General Meeting, Proxy Statement, Annual Report and Irish Statutory Accounts are available at www.proxyvote.com.

PROXY STATEMENT
FOR 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement summarizes the information you need to know to vote at the 2011 Annual General Meeting of Shareholders of TBS International plc (the "Meeting") to be held at 11:00 a.m., Eastern Time, on Thursday, June 9, 2011, at the law offices of Bleakley Platt & Schmidt, LLP, One North Lexington Avenue, White Plains, New York 10601. This Proxy Statement and form of proxy are first being mailed to shareholders on or about May 5, 2011.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

Q: Why did I receive these materials?

A: Because you are a shareholder of TBS International plc ("TBS," "Company," "we," "us" or "our") as of the record date and are entitled to vote at the Meeting, the Board of Directors of TBS is soliciting your proxy to vote at the Meeting.

Q: Why are there two sets of financial statements covering the same fiscal period?

A: As required by applicable U.S. securities laws, we have included in the mailing of this Proxy Statement our annual report for our fiscal year ended December 31, 2010, which includes our financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (the "Annual Report"). As required by Irish company law, we also are making available to shareholders our Irish Statutory Accounts for our 2010 fiscal year, including the reports of our directors and auditors thereon, which accounts have been prepared in accordance with Irish law (the "Irish Statutory Accounts"). In accordance with Irish company law, the Irish Statutory Accounts will be available at *www.proxyvote.com* beginning no later than May 17, 2011, and will be presented at the Meeting. A copy also may be obtained upon request to the Corporate Secretary at TBS International plc, c/o TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710.

Q: What am I voting on?

A: You are voting on seven items:

1. The reappointment of the six director nominees named in this Proxy Statement to serve until the end of the next Annual General Meeting of Shareholders or, if sooner, until their successors are elected or appointed or their offices are otherwise vacated. The nominees for reappointment are:

    - Joseph E. Royce
    - Gregg L. McNelis
    - John P. Cahill
    - Randee E. Day
    - William P. Harrington
    - Alexander Smigelski

2. The approval of an advisory resolution on executive compensation.
3. The approval of an advisory vote on the frequency of future advisory votes on executive compensation.
4. The ratification of the reappointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm to serve until the next Annual General Meeting of Shareholders and authorization of the Board of Directors, acting through the Audit Committee, to determine the independent registered public accounting firm's remuneration.
5. The authorization of holding TBS's 2012 Annual General Meeting of Shareholders at a location outside of Ireland.
6. The authorization of TBS and any of its subsidiaries to make open-market purchases of TBS Class A ordinary shares.
7. The determination of the price range at which TBS can re-issue shares that it acquires as treasury shares.

Q: What are the voting recommendations of the Board of Directors?

A: The Board recommends the following votes:

1. FOR reappointing each of the director nominees to serve on the Company's Board of Directors until the end of the next Annual General Meeting of Shareholders or, if sooner, until their successors are elected or appointed or their offices are otherwise vacated.
2. ONE YEAR with respect to the advisory vote on the frequency of future advisory votes on executive compensation.
3. FOR approval of each of the other proposals to be put forth at the Meeting.

Q: Why am I being asked to vote on so many new proposals?

A: Effective January 7, 2010, we changed our place of incorporation from Bermuda to Ireland and became an Irish public limited company. Under Irish law, shareholder approval is required to hold TBS's 2012 Annual General Meeting of Shareholders outside of Ireland, authorize TBS and any of its subsidiaries to make open-market purchases of TBS Class A ordinary shares, and for TBS to be able to determine the price range at which it can re-issue shares it acquires as treasury shares. TBS shareholders are being asked to vote on Proposals 5, 6 and 7 to provide TBS with flexibility to take these actions. In addition, under recently enacted Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), we are required to provide shareholders with an advisory resolution on executive compensation and an advisory vote on the frequency of future advisory votes on executive compensation. TBS shareholders are being asked to vote on Proposals 2 and 3 in accordance with Section 14A of the Exchange Act.

Q: What does it mean to submit your proxy?

A: By submitting your proxy, you are legally authorizing another person to vote your shares. The enclosed proxy designates Joseph E. Royce and Gregg L. McNelis to vote your shares in accordance with the voting instructions you indicate in your proxy. You may instead appoint one or more different proxies (who need not be registered shareholders of TBS). If you wish to appoint as a proxy any person other than those specified on your proxy card, you must follow the instructions on the proxy card. Please note that if you appoint as proxy any person other than those specified on your proxy card and neither you nor your proxy attends the Meeting in person, then your shares will not be voted.

Q: Will any other matters be voted on?

A: We do not know of any other matters that will be brought before the shareholders for a vote at the Meeting. If any other matter is properly brought before the Meeting, the enclosed proxy gives authority to Joseph E. Royce and Gregg L. McNelis, or any other individuals you appoint as your proxy, to vote on such matters in their discretion.

Q: Who is entitled to vote?

A: Shareholders of record as of the close of business on the record date, April 18, 2011 (the "Record Date"), are entitled to vote at the Meeting. The holders of Class A ordinary shares are entitled to one vote for each Class A ordinary share while holders of Class B ordinary shares are entitled to one-half of a vote for each Class B ordinary share. The holders of Series A and Series B preference shares are not entitled to vote at the Meeting.

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A: Many shareholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares registered directly in your name with TBS's transfer agent, American Stock Transfer and Trust Company, and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with TBS's transfer agent, you are considered with respect to those shares the shareholder of record, and these proxy materials are being sent directly to you by TBS.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee. As the beneficial owner, you have the right to direct your broker how to vote. Your broker or nominee has enclosed a voting instruction form for you to use in this regard.

Q: How do I vote?

A: If you are a shareholder of record, there are two ways to vote:

- by signing, dating and returning your proxy card in the return envelope provided, which requires no additional postage if mailed in the United States; or
- by written ballot at the Meeting.

If the enclosed proxy is properly executed and returned in time for the Meeting, the shares represented thereby will be voted in accordance with the instructions given on each matter introduced for a vote at the Meeting. If you return your signed proxy card, designating Joseph E. Royce and Gregg L. McNelis as the individuals authorized to vote your shares, in time for the Meeting but do not mark the boxes indicating how you wish to vote, your shares will be voted in accordance with the Board's recommendations with respect to each of the proposals to be put forth at the Meeting. If you appoint as a proxy any person other than those specified on your proxy card, your proxy must vote or abstain from voting in accordance with your instructions but, if you did not provide instructions, your shares will be voted in the proxy's discretion. Proxies will extend to and be voted at any adjournment or postponement of the Meeting.

If you beneficially own your shares, you should follow the voting directions provided by your broker or nominee. You may complete and mail a voting instruction form to your broker or nominee or, in most cases, submit voting instructions by telephone or the Internet to your broker or nominee. If you provide specific voting instructions by mail, telephone or the Internet, your shares should be voted by your broker or nominee as you have directed.

Q: Who will serve as the inspector of election?

A: Representatives of American Stock Transfer and Trust Company will serve as the inspector of election.

Q: What is the quorum requirement of the Meeting?

A: Two or more persons, present in person or represented by proxy, holding shares entitling them to exercise in excess of 50% of the total issued voting shares determined on the Record Date, constitute a quorum for voting on items at the Meeting. Abstentions and broker non-votes (as defined below) will be counted in determining the presence of a quorum. On the Record Date, there were outstanding and entitled to vote 18,019,811 Class A ordinary shares and 13,200,305 Class B ordinary shares.

Q: What vote is required to approve each proposal?

A: Each of Proposals 1, 2, 4, 5 and 6 requires the affirmative vote of a majority of the votes cast by holders of Class A and Class B ordinary shares, present in person or represented by proxy. Proposal 3 requires the approval of a plurality of the votes cast by holders of Class A and Class B ordinary shares, present in person or represented by proxy. Proposal 7 requires the affirmative vote of 75% of the votes cast by holders of Class A and Class B ordinary shares, present in person or represented by proxy. Abstentions and broker non-votes (as defined below) will not be counted as voting on any of these proposals and therefore will not affect the outcome of these proposals.

Q: What are broker non-votes?

A: Broker non-votes occur when nominees, such as banks and brokers holding shares on behalf of beneficial owners, do not receive voting instructions from beneficial owners at least ten days before the Meeting. If that happens, the nominees may vote those shares only on matters deemed "routine." On non-routine matters, nominees cannot vote without instructions from the beneficial owner, resulting in so-called "broker non-votes." Under recent amendments to the rules of the New York Stock Exchange, nominees may not vote shares held in street name without instruction from you on the appointment of directors, the advisory resolution on executive compensation or the advisory vote on the frequency of future advisory votes on executive compensation.

Q: What does it mean if I get more than one proxy card?

A: It means your shares are held in more than one account. You should vote the shares on all of your proxy cards.

Q: What is "householding" of proxy materials?

A: The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy materials with respect to two or more shareholders sharing the same address by delivering a single annual report and proxy statement to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. Although we do not household for shareholders of record, a number of brokerage firms have instituted householding for shares held in street name, delivering a single set of proxy materials to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker or nominee that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, now or in the future, you no longer wish to participate in householding and would prefer to receive a separate Annual Report and Proxy Statement, or if you are receiving multiple copies of the Annual Report and Proxy Statement and wish to receive only one, please notify your broker, bank or other nominee.

Q: Multiple shareholders live in my household, and together we received only one copy of this year's proxy materials (including the Annual Report and the Proxy Statement). How can I obtain my own separate copy of those documents for the Meeting?

A: You may pick up copies in person at the Meeting or download them free of charge from *www.proxyvote.com* or our website, *www.tbsship.com* (click on "Investor Relations"). If you want copies mailed to you, we will mail them promptly and free of charge if you request them from our transfer agent, American Stock Transfer and Trust Company, by phone (toll-free) at 1-866-668-6550 or by mail to American Stock Transfer and Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038, attention: Shareholder Correspondence. Copies will be mailed promptly, but we cannot guarantee that you will receive mailed copies before the Meeting.

Q: Can I change my vote?

A: Yes. If you are a shareholder of record, you can change your vote or revoke your proxy any time before the Meeting by:

- returning a later-dated proxy card;
- sending written notice of revocation to the Corporate Secretary; or
- completing a written ballot at the Meeting.

If you are a beneficial owner, you may submit new voting instructions by contacting your broker, bank or nominee who holds your shares and following such nominee's instructions.

Q: Who may attend the Meeting?

A: All TBS shareholders as of the close of business on the Record Date may attend the Meeting.

Q: What do I need to do to attend the Meeting?

A: All shareholders will need to show picture identification to be admitted to the Meeting. If you beneficially own shares, you also will be asked to show some evidence of your ownership (for example, a brokerage statement) to be admitted to the Meeting. In addition, if you beneficially own shares, you may not vote your shares in person at the Meeting unless you bring with you a legal proxy from your broker since you are not the shareholder of record.

Q: Where can I find the voting results of the Meeting?

A: We plan to announce preliminary voting results at the Meeting and publish final results in a current report on Securities and Exchange Commission ("SEC") Form 8-K.

Q: Who pays for this proxy solicitation?

A: We will pay the cost of solicitation of proxies. The Board of Directors may use the services of TBS's directors, officers and other regular employees, acting without special compensation, to solicit proxies personally or by telephone. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of the shares held of record by such fiduciaries, and we will reimburse them for the reasonable expenses incurred by them in so doing.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE GUIDELINES

The Board of Directors has adopted Corporate Governance Guidelines, which serve as a framework for the governance of the Company and provide that the Board oversees the management of the Company and its business. The full text of the Corporate Governance Guidelines can be found on the Company's website at *www.tbsship.com* (click on "Investor Relations" then "Governance"). A copy also may be obtained upon request to the Corporate Secretary at TBS International plc, c/o TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710.

In addition, corporate governance matters relating to the Company, as outlined in the charters of our Audit, Compensation, and Nominating and Corporate Governance Committees, our Articles of Association and our Code of Business Conduct and Ethics, are available on our website at *www.tbsship.com* (click on "Investor Relations" then "Governance"). These documents also are available in print free of charge to any shareholder who requests them by contacting our Corporate Secretary at TBS International plc, c/o TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710.

DIRECTOR INDEPENDENCE

The NASDAQ listing standards require that a majority of the members of our Board qualify as "independent," as determined by the Board of Directors. As described in the Corporate Governance Guidelines, the Board of Directors makes an affirmative determination regarding the independence of each director annually. On an annual basis, each director and executive officer is obligated to complete a questionnaire that requires disclosure of any transactions with any company in which the director or executive officer, or any members of his or her immediate family, have a direct or indirect material interest. The Board (upon the recommendation of the Nominating and Corporate Governance Committee) determined that Peter S. Shaerf and each of the following nominees for director are independent directors within the meaning of the applicable NASDAQ listing standards: John P. Cahill, Randee E. Day, William P. Harrington and Alexander Smigelski. Joseph E. Royce, Chairman of the Board of Directors, Chief Executive Officer and President, Gregg L. McNelis, Senior Executive Vice President and Chief Operating Officer, and James W. Bayley, Vice President, are not "independent" within the meaning of the applicable NASDAQ listing standards because they are TBS employees.

BOARD LEADERSHIP

Currently, Mr. Royce serves as Chairman of the Board, President and Chief Executive Officer and Mr. Harrington, an independent director, serves as Lead Independent Director. The Board believes that the Company and its shareholders are best served at this time by this leadership structure, in which a single leader serves as Chairman and Chief Executive Officer and the Board has a Lead Independent Director. However, the Company's Articles of Association permit the roles of Chairman and Chief Executive Officer to be filled by the same or different individuals. This allows the Board flexibility to determine from time to time whether the two roles should be separated based upon the Company's and Board's circumstances.

A leadership structure that combines the roles of Chairman and Chief Executive Officer is commonly used by companies in our industry and makes clear that the person serving in these roles has primary responsibility for managing the Company's business, under the oversight and review of the Board. Under this structure, the Chairman and Chief Executive Officer chairs Board meetings, where the Board discusses strategic and business issues. The Board believes that this approach is appropriate because the Chief Executive Officer is the individual with primary responsibility for implementing the Company's strategy, directing the work of other officers and leading implementation of the Company's strategic plans as approved by the Board. This structure results in a single leader being directly accountable to the Board and, through the Board, to shareholders.

Nevertheless, the Board also believes that strong, independent Board leadership is an important aspect of effective corporate governance. Therefore the Board has established the position of Lead Director. The Lead Director is an independent director appointed by the independent directors. The Lead Director's responsibilities and authority, as set forth in our Corporate Governance Guidelines, include presiding over meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors, and having the authority to call executive sessions of the independent directors. The independent directors are scheduled to meet in executive session at every regularly scheduled Board meeting.

BOARD MEETINGS AND ATTENDANCE

During 2010, the Board of Directors held four meetings, and each director attended at least 75% of the aggregate of the total meetings of the Board and the committees of the Board on which the director served that were held during his or her term of office. The Board has a policy of encouraging, but not requiring, directors to attend Annual General Meetings of Shareholders. Four members of the Board attended the 2010 Annual General Meeting of Shareholders.

BOARD STRUCTURE AND MEMBERSHIP OF COMMITTEES

Our Articles of Association generally provide that our Board shall consist of no fewer than five nor more than 11 directors. Our Board currently consists of eight directors, including Joseph E. Royce, Chairman, Gregg L. McNelis, James W. Bayley, John P. Cahill, Randee E. Day, William P. Harrington, Peter S. Shaerf and Alexander Smigelski. The following table outlines the committees of the Board of Directors and their membership as of the date of this Proxy Statement and the number of meetings held by each committee in 2010:

Director Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Joseph E. Royce			
James W. Bayley (1)			
John P. Cahill	X	X	X
Randee E. Day	Chairperson		X
William P. Harrington	X	X	Chairperson
Gregg L. McNelis			
Peter S. Shaerf (1)		Chairperson	X
Alexander Smigelski	X	X	X
Number of Committee Meetings Held in 2010	4	3	1

(1) Messrs. Bayley and Shaerf will not be standing for reappointment to the Board of Directors at the Meeting.

AUDIT COMMITTEE

The Audit Committee consists of Ms. Randee E. Day (Chairperson), Mr. John P. Cahill, Mr. William P. Harrington and Mr. Alexander Smigelski. Ms. Day was appointed as the Audit Committee Chairperson in March 2001, Mr. Harrington became a member of the Committee in April 2006, and Messrs. Cahill and Smigelski joined the Audit Committee in January 2008. Ms. Day and Messrs. Harrington, Cahill and Smigelski are each "independent" as independence for audit committee members is defined under applicable NASDAQ listing standards and SEC rules. The Board has determined that Ms. Day is an "audit committee financial expert" as defined in applicable SEC rules. Ms. Day has over 30 years of banking experience as a loan officer who reviewed or supervised the review of borrowers' financial statements and has a thorough understanding of U.S. generally accepted accounting principles.

The Audit Committee oversees, on behalf of the Board, TBS's corporate accounting, financial reporting process and systems of internal accounting and financial controls. Among other things, the Audit Committee is responsible for:

- appointing, retaining and compensating, evaluating, overseeing, and terminating (when appropriate) the Company's independent registered public accounting firm (subject to shareholder approval), which reports directly to the Committee;
- reviewing and pre-approving all audit and permissible non-audit services to be provided by the independent registered public accounting firm, and establishing policies and procedures for the pre-approval of audit and permissible non-audit services to be provided by the independent registered public accounting firm;
- at least annually, reviewing the qualifications, independence and performance of the independent registered public accounting firm, and discussing with the independent registered public accounting firm its independence;
- upon completion of the annual audit, reviewing with the independent registered public accounting firm the scope of the audit, any audit problems or difficulties encountered and management's response;
- meeting to review and discuss with management and the independent registered public accounting firm the annual audited financial statements and the unaudited quarterly financial statements;
- reviewing the adequacy and effectiveness of the Company's internal auditing procedures, internal control over financial reporting and any programs instituted to correct deficiencies, as well as the Company's disclosure controls and procedures;
- overseeing the Company's compliance systems with respect to legal and regulatory requirements and reviewing the Company's codes of conduct and programs to monitor compliance with such codes; and
- establishing procedures for handling complaints regarding accounting, internal accounting controls and auditing matters.

Additional information on the Audit Committee's functions is included in the Audit Committee Report below.

COMPENSATION COMMITTEE

The Compensation Committee consists of Mr. Peter S. Shaerf (Chairperson), Mr. John P. Cahill, Mr. William P. Harrington and Mr. Alexander Smigelski. Mr. Shaerf was appointed as the Compensation Committee Chairperson in April 2005, Mr. Harrington became a member of the Compensation Committee in June 2005, and Messrs. Cahill and Smigelski joined the Compensation Committee in January 2008. Messrs. Shaerf, Harrington, Cahill and Smigelski are each "independent" under applicable NASDAQ listing standards and SEC rules. Among other things, the Compensation Committee is responsible for:

- overseeing the Company's overall compensation structure, policies and programs;
- reviewing and approving the compensation of our executive officers;
- reviewing and approving employment contracts and other similar arrangements between us and our executive officers;

- reviewing and approving, at inception, upon any amendment and on no less than an annual basis, any transaction with an affiliated service company, officer or director;
- reviewing and consulting with the Chief Executive Officer on the selection of officers and evaluation of executive performance and other related matters; and
- such other matters that are specifically delegated to the Compensation Committee by our Board of Directors from time to time.

The Compensation Committee may delegate any of its duties and responsibilities to a subcommittee consisting of not less than two members of the Committee. Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation is included in the "Compensation Discussion and Analysis" below.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee consists of Mr. William P. Harrington (Chairperson), Mr. John P. Cahill, Ms. Randee E. Day, Mr. Peter S. Shaerf and Mr. Alexander Smigelski. Mr. Harrington became a member of the Nominating and Corporate Governance Committee in December 2005 and was appointed Chairperson of the Committee in April 2006. Ms. Day and Mr. Shaerf became members of the Committee in April 2006, and Messrs. Cahill and Smigelski joined the Committee in January 2008. Messrs. Harrington, Shaerf, Cahill and Smigelski and Ms. Day are each "independent" under the applicable NASDAQ listing standards. Among other things, the Nominating and Corporate Governance Committee is responsible for:

- identifying, recruiting, evaluating and recommending candidates to the Board, including candidates recommended by shareholders and candidates for reappointment;
- assessing the contribution and independence of incumbent directors and reviewing directorships in other public companies held by or offered to our directors and executive officers;
- overseeing the evaluation of the Board and management;
- making recommendations regarding the structure, composition and functioning of the Board and its committees; and
- making recommendations regarding corporate governance matters and practices.

The Nominating and Corporate Governance Committee identifies potential director candidates and compares the skill sets of potential directors with the needs of TBS. The goal of the process is to identify potential director candidates who are qualified and distinguished individuals whose particular skills would benefit TBS. The Nominating and Corporate Governance Committee identifies prospective director candidates in various ways, including through current directors, management, and shareholders as well as any third-party search firms retained by the Company to assist in identifying and evaluating possible candidates. The Committee evaluates director candidates recommended by shareholders in the same way that it evaluates candidates from other sources. The Board's membership criteria are discussed below under "Proposal One – Reappointment of Directors."

Shareholders wishing to submit recommendations for director candidates to the Nominating and Corporate Governance Committee must provide the following information in writing to the attention of the Company's Corporate Secretary:

- the name, address, and biography of the candidate, and the consent of the candidate to serve if nominated and elected;
- the name, address, and phone number of the shareholder or group of shareholders making the recommendation; and
- the number of shares beneficially owned by the shareholder or group of shareholders making the recommendation, the length of time held, and to the extent any shareholder is not a registered holder of such securities, proof of such ownership.

BOARD OVERSIGHT OF RISK

The Board of Directors is responsible for oversight of the various risks facing us. In this regard, the Board seeks to understand and oversee the most critical risks relating to our business and operations, allocate responsibilities for the oversight of risks among the full Board and its committees, and see that management has in place effective systems and processes for managing risks facing us. Overseeing risk is an ongoing process, and risk is inherently tied to our strategy and to strategic decisions. Accordingly, the Board considers risk throughout the year and with respect to specific proposed actions. The Board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for the Company to be competitive and to achieve its business objectives.

While the Board oversees risk, our management is charged with identifying and managing risk. We have robust internal processes and a strong internal control environment to identify and manage risks and to communicate information about risk to the Board. Management communicates routinely with the Board, Board committees and individual directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

The Board implements its risk oversight function both as a whole and through delegation to various committees. These committees meet regularly and report back to the full Board. The following two committees play significant roles in carrying out the risk oversight function:

- *The Audit Committee*: The Audit Committee oversees the Company's practices with respect to assessing and managing risk and assessing the effectiveness of our system of internal controls. In performing this function, the Audit Committee considers information from our independent registered public accounting firm and internal auditors and discusses relevant issues with management, the internal auditors, and the independent registered public accounting firm. The Audit Committee also oversees the Company's compliance with respect to legal and regulatory requirements and monitors compliance with the Company's Code of Business Conduct and Ethics. In addition, at least quarterly, the Audit Committee reviews with the Company's senior management any risks or exposures relating to litigation, other legal matters and other proceedings and regulatory matters that may have a significant impact on the Company's financial statements.
- *The Compensation Committee*: The Compensation Committee oversees the Company's overall compensation structure, policies and programs, and assesses whether the Company's compensation structure establishes appropriate incentives for management and employees.

We believe that our leadership structure, discussed in "Board Leadership" above, supports the risk oversight function of the Board. We have a combined Chairman of the Board and Chief Executive Officer who keeps the Board informed about the risks facing us. In addition, independent directors chair the various committees involved with risk oversight, there is open communication between senior management and directors, and all directors are actively involved in the risk oversight function.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD

TBS shareholders may communicate with the Board of Directors, any committee of the Board or any individual director by delivering such communications either in writing addressed to c/o Corporate Secretary at TBS International plc, c/o TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710 or by e-mail to *ContactTheBoard@tbsship.com*. Communications should not exceed 1,000 words in length.

All communications must be accompanied by the following information:

- if the person submitting the communication is a shareholder, a statement of the type and amount of Company securities that the person holds;
- any special interest, meaning an interest not in the capacity as a shareholder of TBS, of the person in the subject matter of the communication; and
- the address, telephone number and e-mail address, if any, of the person submitting the communication.

Communications addressed to directors may, in the discretion of the directors, be shared with Company management.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers serves as a member of the board of directors or on a compensation committee of any entity that has one or more executive officers who serve on our Board of Directors or Compensation Committee.

FISCAL YEAR 2010 DIRECTOR COMPENSATION

In 2010, each non-employee member of our Board received an annual retainer of $40,000, plus annual fees of $10,000 for each director who served on the Audit Committee, $10,000 for each director who served on the Compensation Committee and $10,000 for each director who served on the Nominating and Corporate Governance Committee. The Chairpersons of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee received an additional $15,000, $10,000 and $2,500, respectively. We also issued 2,500 restricted Class A ordinary shares to each non-employee director in April 2010, which vested on the date of the 2010 Annual General Meeting. We reimburse non-employee directors for travel, hotel and all other reasonable expenses incurred in connection with our business or their duties as directors.

Compensation paid in 2010 to directors who are not Company employees was as follows:

Director Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
John P. Cahill	70,000	21,850	91,850
Randee E. Day	75,000	21,850	96,850
William P. Harrington	72,500	21,850	94,350
Peter S. Shaerf (2)	70,000	21,850	91,850
Alexander Smigelski	70,000	21,850	91,850

(1) On April 15, 2010, we granted 2,500 restricted Class A ordinary shares to each non-employee director, which vested on the date of the 2010 Annual General Meeting. The value reported for Stock Awards is the aggregate grant date fair value of stock awards granted to non-employee directors in 2010, determined in accordance with FASB Accounting Standards Codification Topic 718 ("ASC Topic 718"), disregarding adjustments for forfeiture assumptions. The grant date fair value for restricted share awards granted to each non-employee director in 2010 was $21,850. The assumptions for making the valuation determinations are set forth in the footnote titled "Summary of Significant Accounting Policies and Basis of Presentation" under the caption "Stock Based Compensation" to our financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010. None of the non-employee directors had outstanding stock options or unvested stock awards at 2010 fiscal year end.

(2) Mr. Shaerf will not be standing for reappointment to the Board of Directors at the Meeting.

In addition, consistent with our director compensation program for 2010, we issued 2,500 restricted Class A ordinary shares to each non-employee director in April 2011, which will vest on the date of the Meeting.

Directors who also are employees do not receive any additional compensation for their service as directors. See "Executive Compensation" for 2010 annual compensation paid to Messrs. Royce and McNelis, who serve as directors and also are executive officers. Mr. Bayley is an employee but not an executive officer. Mr. Bayley did not receive any compensation in 2010 for his service as an employee. As described in "Certain Relationships and Related Transactions – Related Person Transactions" below, Mr. Bayley receives compensation as the owner of Globe Maritime Limited, for which he also serves as Managing Director, which occasionally acts as a broker for chartering and vessel sales and purchases. For the year ended December 31, 2010, we paid Globe Maritime Limited approximately $473,000 including approximately $143,000 in commission payments, $278,000 in management fees and $52,000 in other expenses. In addition, Messrs. Royce, McNelis and Bayley partially own TBS Commercial Group Ltd. ("TBS Commercial Group") and Beacon Holding Ltd. ("Beacon"), to which in 2010 the Company paid approximately $7.3 million for commercial agency services and approximately $2.1 million in port agency fees. Mr. Bayley will not be standing for reappointment to the Board of Directors at the Meeting.

PROPOSALS TO BE VOTED ON

PROPOSAL 1 – REAPPOINTMENT OF DIRECTORS

The Nominating and Corporate Governance Committee of the Board has recommended, and the Board has nominated, six individuals for reappointment to the Board of Directors at the Meeting, who retire and being eligible offer themselves to serve on the Company's Board of Directors until the end of the next Annual General Meeting of Shareholders or, if sooner, until their successors are elected or appointed or their offices are otherwise vacated. All of the director nominees were elected at the 2010 Annual General Meeting of Shareholders, are currently directors of TBS and have consented to serve if appointed. If any nominee for director becomes unavailable for appointment, the proxies will be voted for such substitute nominee(s) as the Board of Directors may propose or, if you designated as your proxy individuals other than Joseph E. Royce and Gregg L. McNelis, the proxies will vote in accordance with your instructions and in the absence of your instructions, in their discretion. We have no reason to believe that any of the nominees will be unable or unwilling to serve if appointed.

James W. Bayley and Peter S. Shaerf, each of whom currently is a director, will not be standing for reappointment to our Board of Directors at the Meeting. Accordingly, each will retire as a director upon the expiration of his current term immediately following the conclusion of the Meeting. At that time, the size of the Board of Directors will be reduced to six.

The Board believes that the Board, as a whole, should possess a combination of skills, professional experience, and variety of backgrounds, experiences and perspectives necessary to oversee the Company's business. In addition, the Board believes that there are certain attributes that every director should possess, which are described below. Accordingly, the Board and the Nominating and Corporate Governance Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and the Company's current and future needs.

The Nominating and Corporate Governance Committee is responsible for developing and recommending Board membership criteria to the Board for approval. The criteria, which are set forth in the Company's Corporate Governance Guidelines, include the ability to represent the interests of a broad range of shareholders; leadership ability; experience that suggests the highest ethical standards and integrity; familiarity with the ocean transport services industry; knowledge of and experience with the markets served by the Company; and experience with public company management, accounting rules and practices and corporate governance best practices. In addition, the Nominating and Corporate Governance Committee evaluates the composition of the Board to assess the skills and experience that are currently represented on the Board, as well as the skills and experience that the Board will find valuable in the future, given the Company's current situation and strategic plans. The Nominating and Corporate Governance Committee seeks a variety of occupational and personal backgrounds on the Board in order to obtain a range of viewpoints and perspectives. The Nominating and Corporate Governance Committee assesses the appropriateness and effectiveness of these criteria when evaluating new director candidates and when recommending director nominees to the Board.

In evaluating director candidates, and considering incumbent directors for renomination to the Board, the Nominating and Corporate Governance Committee considers a variety of factors. These include the Board membership criteria described above as well as each nominee's independence, financial literacy, personal and professional accomplishments, experience in light of the needs of the Company and, for incumbent directors, past performance on the Board. Among other things, the Board has determined that it is important to have individuals with the following skills and experiences on the Board:

- *Leadership experience*, as directors with experience in significant leadership positions possess strong abilities to motivate and manage others and to identify and develop leadership qualities in others.
- *Knowledge of the maritime industry*, particularly ocean transportation services, which is relevant to understanding the Company's business and strategy.
- *Operations experience*, as it gives directors a practical understanding of developing, implementing and assessing the Company's business strategy and operating plan.

- *Financial experience*, and particularly knowledge of finance and financial reporting processes, which are relevant to understanding and evaluating the Company's capital structure and overseeing the preparation of its financial statements.
- *Legal experience*, which is relevant to oversight of the Company's legal and compliance matters.
- *Government experience*, which is relevant to the Company as it operates in a heavily regulated industry that is directly affected by governmental actions.
- *Public company board service*, as directors who have served on other public company boards have experience overseeing and providing insight and guidance to management.

The specific qualifications and experience of the individual director nominees are set forth under "Director Nominee Information" below. For more information on the director nomination process, refer to "Nominating and Corporate Governance Committee" above.

DIRECTOR NOMINEE INFORMATION

Information regarding the business experience, qualifications and certain other information as to each nominee for director is set forth in the table below and in the following paragraphs. Certain of the information appearing in the table and the following paragraphs has been furnished to us by the respective nominees.

Name	Age*	Director Since
Joseph E. Royce, Chairman of the Board	66	1993
Gregg L. McNelis	55	2004
John P. Cahill	52	2007
Randee E. Day	63	2001
William P. Harrington	53	2005
Alexander Smigelski	53	2007

* As of April 28, 2011.

Joseph E. Royce

Mr. Royce has been President, Chairman and a director since our inception, and Chief Executive Officer since March 2005. Since 1993, Mr. Royce has served as President of TBS Shipping Services Inc., a subsidiary of the Company that provides commercial and operational management. Since 2007, Mr. Royce has served as a director of Covenant House New York, the not-for-profit adolescent care agency. Between 1984 and early 1993, Mr. Royce was President of COTCO, a dry cargo pool of over 45 vessels. From 1973 to 1983, he was active as a shipbroker and independent ship operations manager involved in the shipment of various products worldwide.

Mr. Royce brings to the Board leadership experience and knowledge of the Company from his role as Chief Executive Officer. Mr. Royce also brings to the Board extensive knowledge of our industry, having worked for over 40 years in the maritime industry, with expertise in breakbulk, liner and bulk cargo shipping in developing economies.

Gregg L. McNelis

Mr. McNelis has served as a director since 2004 and as Senior Executive Vice President and Chief Operating Officer since March 2005. In May 2010, Mr. McNelis became Senior Executive Vice President of TBS Shipping Services Inc., having previously served as Executive Vice President of the Commercial Department from 1993 until May 2010. Mr. McNelis manages the chartering department, responsible for commercial employment of the fleet. He has worked with Mr. Royce for over 25 years, engaging in contract negotiations, time charters, voyage charters, and contracts of affreightment, and developing and controlling trade lanes. Mr. McNelis previously served as Vice President of COTCO.

Mr. McNelis brings to the Board extensive knowledge of our industry, having served for over 30 years in the international shipping industry, and knowledge of the Company. Mr. McNelis also has operations experience and leadership experience from his role as a senior executive of TBS.

John P. Cahill

Mr. Cahill has served as a director since 2007. Mr. Cahill is counsel at Chadbourne & Parke LLP, a law firm in New York City that he joined in March 2007. Mr. Cahill also is Co-Founder, CEO and Principal of the Pataki-Cahill Group LLC, a specialized consulting firm in New York City established in 2007 that focuses on energy issues and asset privatization. He is an attorney with experience in both the private and public sectors. Since 2006, Mr. Cahill also has served as an appointed member of the New York State Commission on Investigations. From 2002 until 2006, Mr. Cahill served as the Secretary and Chief of Staff to the Governor of the State of New York, which is the highest ranking appointed official in the New York State government. Prior to this appointment, Mr. Cahill was Commissioner of the New York State Department of Environmental Conservation. Mr. Cahill became a director of Hudson Valley Holding Corp. (NASDAQ) in March 2011.

Mr. Cahill brings to the Board leadership experience gained from his position as CEO of a consulting firm, financial experience, legal experience, and government experience.

Randee E. Day

Ms. Day has served as a director and Chairperson of the Audit Committee since 2001. Since September 2010 and from 1985 until 2004, Ms. Day has been President and Chief Executive Officer of Day and Partners, Inc., a financial advisory and consulting firm to the maritime, energy and cruise industries. From April 2010 to September 2010, Ms. Day served as interim Chief Executive Officer of DHT Holdings, Inc., a company that operates a fleet of double-hull tankers, and has served as a director of that company since 2005. From 2004 to March 2010, Ms. Day served as Managing Director and head of Maritime Investment Banking at Seabury Transportation Holdings LLC, a New York-based advisory and investment bank specializing in the transportation industry. Ms. Day served as chairperson of the audit committee of DHT Holdings, Inc. from July 2005 to March 2010.

Ms. Day brings to the Board leadership experience, having served as CEO of a consulting firm for almost 20 years, and knowledge of our industry, having spent more than 35 years in the maritime and transportation industries. Ms. Day also has financial experience, having worked at investment banking and financial advisory firms and served as chairperson of several public company audit committees, and public company board experience.

William P. Harrington

Mr. Harrington has served as a director since 2005 and is Chairperson of the Nominating and Corporate Governance Committee. Mr. Harrington is a partner and head of the litigation and toxic tort/complex litigation practice groups at Bleakley Platt & Schmidt, LLP, a law firm in White Plains, New York. He is a member of the firm's Executive Committee and has practiced as an attorney there since 1983. He is an experienced trial attorney who has represented Fortune 500 companies in criminal, commercial, environmental, real estate and employment discrimination matters. Mr. Harrington previously served as a member of the New York Gubernatorial Review Panel for the Federal Judiciary and as a law clerk to Hon. Charles L. Brient, former Chief Judge of the United States District Court for the Southern District of New York. Since 2009, Mr. Harrington has served as a director of CMS Bancorp, Inc. (NASDAQ).

Mr. Harrington brings to the Board legal experience, leadership experience from his leadership roles at Bleakley Platt & Schmidt, financial experience, government experience, and public company board experience.

Alexander Smigelski

Mr. Smigelski has served as a director since 2007. Since 2006, Mr. Smigelski has been a senior partner with Kings Point Capital Partners, a New York-based private equity firm investing in multiple strategies, and is presently the CEO of its Restaurant Division. Mr. Smigelski previously had a 17-year career on Wall Street, primarily with Merrill Lynch, a multinational financial management and advisory company. From 2004 to 2006, Mr. Smigelski served as Senior Vice President of Morgan Keegan & Company, Inc., a brokerage and investment firm. In addition, he graduated from the U.S. Merchant Marine Academy, Kings Point, New York, is a Master Mariner and was the youngest captain in the Exxon fleet.

Mr. Smigelski brings to the Board leadership experience, gained from his management roles at a private equity firm and service as a senior executive at a brokerage and investment firm, and financial experience, gained from more than 15 years of experience on Wall Street. Mr. Smigelski also has knowledge of our industry and operations experience, gained from his service as a captain in the Exxon fleet and attendance at the U.S. Merchant Marine Academy.

The Board of Directors recommends that you vote FOR each of the director nominees in Proposal 1.

ADDITIONAL INFORMATION ABOUT CERTAIN DIRECTORS

Peter S. Shaerf, age 56, has served as a director since 2001 and is Chairperson of the Compensation Committee. Mr. Shaerf has been a partner at AMA Capital Partners LLC, an investment bank and private equity firm specialized in the maritime industry, since 2002. From 2002 to 2005, Mr. Shaerf was senior vice president of American Marine Advisors, Inc. From 1998 until 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specialized in the dry cargo and liner shipping industry. Mr. Shaerf is a director of General Maritime Corporation (NYSE) and Deputy Chairman of Seaspan Corporation (NYSE). Mr. Shaerf is Chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York as a maritime center, and a member of the American Bureau of Shipping. Mr. Shaerf previously served as a director of Trailer Bridge, Inc. (NASDAQ) (through 2007). Mr. Shaerf has extensive knowledge of our industry, having worked for over 30 years in the maritime industry, financial experience gained from his roles in merchant banking and maritime consulting and investment, and public company board experience.

James W. Bayley, age 71, has served as a director since 2007, having previously served as a director from our inception until 2006, and has been Vice President since November 2001. Mr. Bayley is the retired owner and Managing Director of Globe Maritime Limited, a company he operated until December 2010, which was well established in the London shipping market. Mr. Bayley is a member of the Baltic Exchange and holds the title of Fellow of the Institute of Chartered Shipbrokers. Mr. Bayley has extensive knowledge of our industry, having worked for more than 50 years in the maritime industry, and leadership experience from his role as managing director of Globe Maritime Limited.

PROPOSAL 2 – ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

We are asking shareholders to approve an advisory resolution on the Company's executive compensation as reported in this Proxy Statement. As described below in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- Attract, retain and motivate a high-caliber executive leadership team;
- Pay competitively and consistently within an appropriately defined market;
- Align executive compensation with shareholder interests; and
- Link pay to individual performance.

We urge shareholders to read the "Compensation Discussion and Analysis" beginning on page 21 of this Proxy Statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narratives, appearing on pages 26 through 28 of this Proxy Statement, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board of Directors believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our named executive officers reported in this Proxy Statement reflects and supports these compensation policies and procedures.

In accordance with recently adopted Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the Meeting:

> RESOLVED, that the shareholders of TBS International plc (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narratives in the Proxy Statement for the Company's 2011 Annual General Meeting of Shareholders.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board of Directors. Although non-binding, the Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program.

The Board of Directors recommends that you vote FOR Proposal 2 relating to the advisory resolution on executive compensation.

PROPOSAL 3 – ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

Pursuant to recently adopted Section 14A of the Exchange Act, we are asking shareholders to vote on whether future advisory votes on executive compensation of the nature reflected in Proposal 2 above should occur every year, every two years or every three years.

After careful consideration, the Board of Directors has determined that holding an advisory vote on executive compensation every year is the most appropriate policy for the Company at this time, and recommends that shareholders vote for future advisory votes on executive compensation to occur every year. While the Company's executive compensation programs are designed to promote a long-term connection between pay and performance, the Board of Directors recognizes that executive compensation disclosures are made annually. Given that the "say-on-pay" advisory vote provisions are new, holding an annual advisory vote on executive compensation provides the Company with more direct and immediate feedback on our compensation disclosures. However, shareholders should note that because the advisory vote on executive compensation occurs well after the beginning of the compensation year, and because the different elements of our executive compensation programs are designed to operate in an integrated manner and to complement one another, in many cases it may not be appropriate or feasible to change our executive compensation programs in consideration of any one year's advisory vote on executive compensation by the time of the following year's Annual General Meeting of Shareholders. An annual advisory vote on executive compensation also is consistent with the Company's practice of having all directors elected annually and annually providing shareholders the opportunity to ratify the Audit Committee's selection of independent auditors.

We understand that our shareholders may have different views as to what is an appropriate frequency for advisory votes on executive compensation, and we will carefully review the voting results on this proposal. Shareholders will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years, or abstain. Shareholders are not voting to approve or disapprove the Board's recommendation. This advisory vote on the frequency of future advisory votes on executive compensation is non-binding on the Board of Directors. Notwithstanding the Board's recommendation and the outcome of the shareholder vote, the Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with shareholders and the adoption of material changes to compensation programs.

The Board of Directors recommends that you vote for ONE YEAR with respect to Proposal 3 relating to the advisory vote on the frequency of future advisory votes on executive compensation.

PROPOSAL 4 – REAPPOINTMENT AND REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's shareholders are being asked to ratify, on an advisory basis, the reappointment of the Company's independent registered public accounting firm. In addition, in accordance with Irish law, shareholder approval is being sought to authorize the Board to determine such firm's remuneration. The Audit Committee and the Board recommend that shareholders ratify the reappointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to serve until the 2012 Annual General Meeting of Shareholders and authorize our Board of Directors, acting through the Audit Committee, to determine its remuneration. Although ratification is not required by our memorandum and articles of association or otherwise, we are asking shareholders to ratify, on an advisory basis, the reappointment of the Company's independent registered public accounting firm as a matter of good corporate governance. If, at the Meeting, shareholders do not ratify the reappointment of PricewaterhouseCoopers, the Audit Committee and the Board of Directors will reconsider the selection of PricewaterhouseCoopers LLP. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders. A representative of PricewaterhouseCoopers LLP is expected to attend the Meeting, will have the opportunity to make a statement and is expected to be available to respond to appropriate questions from shareholders at the Meeting.

The Board of Directors recommends that you vote FOR Proposal 4 relating to the reappointment and remuneration of the Company's independent registered public accounting firm.

AUDIT COMMITTEE REPORT

The following Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this report by reference therein.

On behalf of the Board, the Audit Committee reviews the Company's accounting and financial reporting processes, audits of the Company's annual financial statements and internal control over financial reporting. Management has the primary responsibility for the financial statements and the reporting process. The Company's independent registered public accounting firm is responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements to accounting principles generally accepted in the United States. The activities of the Audit Committee are not designed to supersede or alter those responsibilities. Moreover, the Committee's role does not provide any particular assurances with regard to the Company's financial statements, nor does it involve a professional evaluation of the quality of the audits performed by the independent registered public accounting firm.

In overseeing the preparation of the Company's financial statements for the fiscal year ended December 31, 2010, the Audit Committee met with management and PricewaterhouseCoopers LLP to review and discuss all financial statements (including the Company's audited financial statements), earnings releases and related SEC filings prior to their issuance and to discuss significant accounting issues. Management advised the Committee that all financial statements were prepared in accordance with generally accepted accounting principles. The Committee's review included discussion with PricewaterhouseCoopers LLP of the matters required to be discussed by applicable Public Company Accounting Oversight Board ("PCAOB") rules.

The Audit Committee has reviewed and discussed with management its assessment and report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its audit and report on the Company's internal control over financial reporting as of December 31, 2010. The Company published these reports in its Annual Report on Form 10-K for the year ended December 31, 2010, which the Company filed with the SEC on March 16, 2011.

The Audit Committee, among other things, has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the PCAOB regarding PricewaterhouseCoopers' communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence. The Committee approves all audit and non-audit services to be performed by the independent registered public accounting firm as set forth in the Audit Committee's Audit and Non-Audit Services Pre-Approval Policy.

Based upon these reviews and discussions, the Committee recommended to the Board of Directors that the Board of Directors approve the inclusion of the Company's audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, for filing with the Securities and Exchange Commission.

Respectfully submitted,

Randee E. Day, Chairperson
John P. Cahill
William P. Harrington
Alexander Smigelski

AUDITOR FEES

Under the Audit and Non-Audit Services Pre-Approval Policy that was adopted by the Audit Committee in June 2005, the Audit Committee must pre-approve all audit and non-audit services provided to the Company by the independent registered public accounting firm. The policy sets forth the procedures and conditions for pre-approval of these services. The Audit Committee has pre-approved in accordance with its policy the engagement of the independent registered public accounting firm for services relating to the Company's filings with the SEC and certain attest services.

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers LLP for audit and non-audit services rendered to the Company for the years ended December 31, 2010 and 2009. These fees are categorized as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees. The nature of the services provided in each category is described following the table.

	2010	2009
Audit Fees	$ 1,403,881	$ 1,199,160
Audit-Related Fees	-	$ 93,200
Tax Fees	-	$ 740,000
All Other Fees	-	-
Total Fees	$ 1,403,881	$ 1,939,160

Audit-Related Fees

In 2009, Audit-Related Fees included IFRS evaluation services in connection with the redomestication of the Company from Bermuda to Ireland.

Tax Fees

In 2009, Tax Fees included fees incurred in connection with the redomestication of the Company from Bermuda to Ireland.

PROPOSAL 5 – AUTHORIZATION TO HOLD TBS'S 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS AT A LOCATION OUTSIDE OF IRELAND

Under Irish law and in accordance with Article 44 of the Company's Articles of Association, the Company's shareholders must authorize holding any annual general meeting of shareholders at a location outside of Ireland. The Board desires to hold TBS's 2012 Annual General Meeting of Shareholders in the United States, as has been our historical practice, and is therefore asking our shareholders to authorize holding TBS's 2012 Annual General Meeting of Shareholders at a location outside of Ireland.

The text of the resolution in respect of Proposal 5 is as follows:

"That TBS's 2012 Annual General Meeting of Shareholders may be held at such place outside Ireland as may be determined by the Board of Directors."

The Board of Directors recommends that you vote FOR Proposal 5 relating to the authorization to hold TBS's 2012 Annual General Meeting of Shareholders at a location outside of Ireland.

PROPOSAL 6 – AUTHORIZATION OF TBS AND ANY OF THE COMPANY'S SUBSIDIARIES TO MAKE OPEN-MARKET PURCHASES OF TBS CLASS A ORDINARY SHARES

In this proposal, shareholders are being asked to authorize TBS and any of the Company's subsidiaries to make open-market purchases of up to 10% of TBS Class A ordinary shares issued and outstanding. We are asking shareholders to vote on this proposal because we may, in the future, engage in open-market share repurchases as a means of returning cash to shareholders and managing the number of our shares outstanding. Irish law requires shareholders to authorize such open-market purchases.

These purchases would be made only at price levels that the directors considered to be in the best interests of the shareholders generally, after taking into account the Company's overall financial position. In addition, the price that may be paid for these shares shall not be less than 90% nor more than 110% of the then closing market price of those shares. It should be noted that TBS currently may effect repurchases as redemptions pursuant to Article 3(h) of the Company's Articles of Association. Whether or not this proposed resolution passes, TBS would retain its ability to effect repurchases as redemptions pursuant to its Articles of Association, although the Company's subsidiaries would not be able to effect repurchases as redemptions.

Under Irish law, this authorization cannot exceed 18 months. Accordingly, if adopted, the authority will expire on the close of business on December 9, 2012 unless re-approved at our Company's 2012 Annual General Meeting of Shareholders. We expect to propose renewal of this authorization at our 2012 Annual General Meeting of Shareholders and at subsequent annual general meetings of shareholders.

In order for a subsidiary of the Company to make open-market purchases of TBS Class A ordinary shares, such shares must be purchased on a "recognized stock exchange" under Irish law. The NASDAQ Global Select Market, on which TBS Class A ordinary shares are listed, is a recognized stock exchange for this purpose under Irish law.

The authority being sought from our shareholders provides that the maximum number of shares authorized to be purchased will be no greater than 1,818,944 Class A ordinary shares (which represents 10% of the TBS Class A ordinary shares issued on the Record Date).

The text of the resolution in respect of Proposal 6 is as follows:

"The Company and any subsidiary of the Company is hereby generally authorized to make open-market purchases of TBS Class A ordinary shares ('shares') on such terms and conditions and in such manner as the Board of Directors of the Company may determine from time to time but subject to the following provisions:

(a) The maximum number of shares authorized to be acquired by the Company and any subsidiaries of the Company pursuant to this resolution shall not exceed 1,818,944 Class A ordinary shares of $0.01 each, provided that the total aggregate number of shares of the Company to be purchased together with the total number of shares of the Company to be acquired by the Company by way of redemption shall not exceed 1,818,944 Class A ordinary shares.

(b) The maximum price to be paid for any Class A ordinary share shall be an amount equal to 110% of the closing price on the NASDAQ Global Select Market for the Class A ordinary shares on the day preceding the day on which the relevant share is purchased by the Company or the relevant subsidiary of the Company.

(c) The minimum price to be paid for any Class A ordinary share shall be an amount equal to 90% of the closing price on the NASDAQ Global Select Market for the Class A ordinary shares on the day preceding the day on which the relevant share is purchased by the Company or the relevant subsidiary of the Company.

(d) This general authority is to expire eighteen months from the date of the passing of this resolution, unless previously varied, revoked or renewed by special resolution in accordance with the provisions of Section 215 of the Companies Act 1990. The Company or any such subsidiary may, before such expiry, enter into a contract for the purchase of shares which would or might be executed wholly or partly after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

The Board of Directors recommends that you vote FOR Proposal 6 relating to the authorization of TBS and any of the Company's subsidiaries to make open-market purchases of TBS Class A ordinary shares.

PROPOSAL 7 – DETERMINATION OF THE PRICE RANGE AT WHICH TBS CAN RE-ISSUE SHARES THAT IT ACQUIRES AS TREASURY SHARES

Under the TBS International Amended and Restated 2005 Equity Incentive Plan, our employees can pay withholding taxes and exercise prices related to their equity awards using shares underlying the award. These shares are returned to us and will either become treasury shares or will be cancelled and new shares will be issued. In the future, we may want to re-issue shares that we acquire as treasury shares.

Under Irish law, our shareholders must authorize by means of a special resolution the price range at which TBS may re-issue any shares held in treasury as new shares of TBS. In this proposal, that price range is expressed as a percentage minimum and maximum of the prevailing market price. Irish law requires that this authorization be renewed by our shareholders every eighteen months, and we therefore expect to propose renewal of this authorization at our 2012 Annual General Meeting of Shareholders and at subsequent annual general meetings of shareholders.

The authority being sought from our shareholders provides that the minimum and maximum prices at which a treasury Class A ordinary share may be re-issued are 90% and 110%, respectively, of the closing market price of the Class A ordinary shares on the day preceding the day on which the relevant share is re-issued. Any re-issuance of treasury shares will only be at price levels that the Board considers to be in the best interests of our shareholders.

The text of the resolution in respect of Proposal 7 is as follows:

"The re-issue price range at which any treasury shares (as defined by Section 209 of the Irish Companies Act 1990) for the time being held by TBS may be re-issued off-market shall be as follows:

(a) The maximum price at which a treasury share may be re-issued shall be an amount equal to 110% of the closing price on the NASDAQ Global Select Market for shares of that class on the business day preceding the day on which the relevant share is re-issued by TBS.

(b) The minimum price at which a treasury share may be re-issued shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share scheme or any option schemes operated by TBS or, in all other cases, an amount equal to 90% of the closing price on the NASDAQ Global Select Market for shares of that class on the business day preceding the day on which the relevant share is re-issued by TBS.

(c) The re-issue price range as determined by paragraphs (a) and (b) shall expire eighteen months from the date of the passing of this resolution, unless previously varied, revoked or renewed in accordance with the provisions of Section 209 of the Companies Act 1990."

The Board of Directors recommends that you vote FOR Proposal 7 relating to the determination of the price range at which TBS can re-issue shares that it acquires as treasury shares.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This section describes the Company's compensation strategy, programs and practices for the following named executive officers listed in the Summary Compensation Table that follows this discussion:

- Joseph E. Royce, President, Chief Executive Officer and Chairman
- Gregg L. McNelis, Senior Executive Vice President and Chief Operating Officer
- Lawrence A. Blatte, Senior Executive Vice President
- Ferdinand V. Lepere, Senior Executive Vice President and Chief Financial Officer

Executive Summary

Over the last few years there has been a dramatic decline in the global economy that has negatively affected the dry cargo shipping industry. The freezing of the credit markets caused a significant decrease in the volume of cargo transported thereby affecting freight rates, vessel utilization and asset values.

The actions taken by the Compensation Committee (the "Committee") with respect to named executive officer compensation for 2010 were intended to strike a balance between responding to this challenging operating environment while recognizing both the high level of individual performance exhibited by the named executive officers over the past few years in this extremely difficult operating environment and the fact that the named executive officers:

- had not received an increase in base salary since 2008;
- had not received payment of cash bonuses since 2007;

- had not received equity award grants since 2009; and
- were instrumental to the Company securing amendments to its credit facilities and loan agreements in May 2010.

Accordingly, as described in more detail below, for 2010 the Committee determined not to increase base salaries or award cash bonuses but granted equity awards to the named executive officers. The Committee believes that these actions are consistent with the objectives and philosophy of the Company's compensation program, as described in more detail below.

Objectives and Philosophy of the TBS Compensation Program

The Company is committed to the highest standards of ethics and integrity, to being responsive to its customers and to providing an environment of excellence for its employees to allow them to discharge their responsibilities in accordance with the highest standards prevalent in the industry. The Company strives to create an environment of mutual respect, encouragement and teamwork and one that rewards commitment and performance.

The Company's compensation plan is designed to support its business goals and promote both short-term and long-term growth. More specifically, the goals of the TBS compensation plan are to:

- attract, retain and motivate a high-caliber executive leadership team;
- pay competitively and consistently within an appropriately defined market;
- align executive compensation with shareholder interests; and
- link pay to individual performance.

Implementing Compensation Objectives

Roles of the Compensation Committee and Management

In accordance with its charter, the Committee reviews and determines the compensation of the Company's executive officers and reviews with management TBS's overall compensation structure. The Committee is composed entirely of independent directors, as defined under applicable NASDAQ listing standards.

In evaluating the performance and determining the compensation of the named executive officers other than the Chief Executive Officer, the Committee takes into account the recommendations of the CEO, but the Committee has final authority with regard to such compensation decisions. The Committee makes decisions with respect to the CEO's compensation in executive session.

Factors Considered in Determining Compensation

Factors considered by the Committee in establishing compensation for the named executive officers have traditionally included the Company's financial performance, compensation practices of other companies in the maritime industry, and the individual performance of the named executive officers.

In 2009, the Committee retained an executive compensation firm, Steven Hall & Partners (the "Consultant"), to assist with executive compensation determinations for 2009. In January 2010, the Consultant provided the Committee with data regarding base salaries, annual incentives, total cash compensation (sum of base salary and annual bonus), long-term incentives and total direct compensation (sum of total cash compensation and long-term incentives) at the following companies in the maritime industry that are similar in size to TBS (the "Peer Group"): Eagle Bulk Shipping, Inc., Genco Shipping & Trading Co., General Maritime Corp., GulfMark Offshore, Inc., Horizon Lines Inc., Hornbeck Offshore Services, Inc., International Shipholding Corp., K-Sea Transportation Partners L.P. and Trailer Bridge, Inc.

The Peer Group data showed that the total direct compensation (base salary, cash bonus and equity incentives) of the named executive officers was, for the second year in a row, significantly below the median compensation paid by companies in the Peer Group. The Committee took these data into account in determining 2010 equity award amounts for the named executive officers, as described below.

The Consultant did not perform any services for the Committee or the Company in 2010 other than providing the Peer Group Data described above.

Elements Used to Achieve Compensation Objectives

The principal components of compensation for the named executive officers traditionally have included:

- base salary;
- annual performance-based cash bonus;
- equity incentives; and
- perquisites.

Base salary

Base salary is the guaranteed element of a named executive officer's annual cash compensation. The amount of base salary is intended to reward the named executive officer's long-term performance and to reflect his respective skill set and the market value of his respective skill set.

In light of current economic conditions and the challenging marketplace facing the Company, and for the second year in a row, the Committee decided not to increase named executive officer base salaries. Accordingly, 2010 named executive officer base salaries were the same as those for 2009 and 2008.

Annual performance-based cash bonus

Performance-based cash bonuses are designed to reward the named executive officers for their performance and their ability to position the Company in the global marketplace. The amount of the awards is driven by Company financial performance, individual performance and marketplace practices. The annual performance-based bonus has been in the past a significant portion of direct cash compensation (salary plus bonus). Moreover, consistent with the objectives of the Company's compensation program to align executive compensation with shareholder interests and link pay to individual performance, annual performance-based bonuses have varied significantly from year to year depending on the named executive officer's performance and the Company's performance.

The Committee believes that the named executive officers performed well in 2010 in light of the difficult economic environment and challenging marketplace facing the Company. Specifically, the Committee noted the named executive officers' efforts to successfully renegotiate the Company's credit facilities and loan agreements in May 2010 and their continued work in executing the Company's business plan, reducing expenses and maintaining customer relations through the downturn in the Company's business. However, the Committee decided not to award performance-based or any other cash bonuses to the named executive officers for 2010 notwithstanding this performance and the fact that the named executive officers did not receive any cash bonuses in 2008 or 2009. This decision was based on the reductions in cash flow and the need to conserve cash, as described above, as well as the Committee's decision in June 2010 to grant bonus shares to the named executive officers, as described below.

Equity incentives

The shareholder-approved TBS International Amended and Restated 2005 Equity Incentive Plan (the "Plan") authorizes the Committee to grant share options, restricted shares, bonus shares, share units and other forms of equity incentives to employees, including the named executive officers. The Committee uses long-term equity compensation awards to retain employees, including named executive officers, because equity compensation subject to future vesting over the long term enhances their willingness and desire to stay with the Company and perform at a high level. The Company traditionally has used restricted shares and share units as its primary stock-based compensation vehicles, which provide value to the named executive officer only to the extent he remains employed by the Company through the vesting dates of the award. For 2010, in addition to restricted shares, the Company also granted bonus shares, which are immediately vested shares that allow the Company to compensate named executive officers in a cash-efficient manner.

In June 2010, the Committee determined that it was in the Company's best interest to grant the following bonus share and restricted share awards to the named executive officers:

Name	Award Type	Number of Shares Awarded
Joseph E. Royce	Bonus Shares	72,000
	Restricted Shares	75,000
Gregg L. McNelis	Bonus Shares	67,000
	Restricted Shares	75,000
Lawrence A. Blatte	Bonus Shares	67,000
	Restricted Shares	75,000
Ferdinand V. Lepere	Bonus Shares	67,000
	Restricted Shares	75,000

The Committee decided to grant bonus shares to reward the named executive officers' efforts in successfully renegotiating the Company's credit facilities and loan agreements in May 2010, while taking into account the reductions in cash flow and the need to conserve cash. The Committee decided also to grant restricted shares that vest over four years to retain the named executive officers, keep the named executive officers engaged in implementing the Company's business plan through the difficult economic environment and challenging marketplace and promote alignment of the interests of named executive officers with those of shareholders.

In determining the size of the bonus share and restricted share awards, the Committee evaluated the Peer Group data, which showed that if the Company only compensated named executive officers through base salary, their total direct compensation would have been significantly below the median compensation paid by companies in the Peer Group for the second year in a row. The equity award amounts were intended to help raise the total direct compensation of the named executive officers and to recognize that the Company had not awarded equity in recent years. Taking into account the value of the equity awards, the named executive officer's total direct compensation for 2010 was between approximately the median and the 75th percentile of the Peer Group data, which the Committee believed was appropriate because the named executive officers did not receive any equity awards in 2009, did not receive any cash bonuses in 2008, 2009 or 2010 and did not receive any salary increases in 2009 or 2010.

The Grants of Plan-Based Awards in Fiscal Year 2010 table below provides additional information regarding the bonus share and restricted share awards granted to the named executive officers.

Perquisites

Perquisites and other personal benefits are not a significant component of the total compensation package for the named executive officers. These benefits consist primarily of the payment of life insurance premiums for Messrs. Royce and Lepere; long-term care insurance premiums for Messrs. Royce, McNelis and Blatte; disability insurance premiums for Messrs. Royce, McNelis and Lepere; and certain reimbursements for automobile-related expenses for each of the named executive officers. The Committee believes these benefits are reasonable in amount, and the Committee considered them when determining each named executive officer's overall compensation level.

Severance Plans and Employment Agreements

The Company has no employment agreements with the named executive officers and has no obligation to pay severance or other enhanced benefits to named executive officers upon termination of their employment or in the event of a change in control, except pursuant to an equity compensation award agreement with Mr. Lepere, as described below under "Potential Payments Upon Termination or Change in Control." Mr. Lepere's award agreement provides for accelerated vesting in the event that his employment is terminated other than for Cause or he resigns for Good Reason (as such terms are defined below). The restricted share awards granted to named executive officers in 2010 do not contain accelerated vesting provisions in the event of the named executive officer's termination of employment or upon a change in control.

Equity Grant Policy

The Company has a policy regarding its equity award grant practices (the "Policy"), which provides that the grant date for awards of Company securities will be the date of Committee approval or, if such day is not a NASDAQ trading day, the next NASDAQ trading day. The Policy also provides that, if the Committee approves such awards by unanimous written resolution, the date of approval (and thus the grant date) will be the date that the last Committee member signs the resolution.

Tax Considerations

Section 162(m) of the Internal Revenue Code disallows corporate tax deductions for compensation in excess of $1 million paid to certain of the highest paid officers of the Company unless such compensation is deemed "performance-based" within the meaning of Section 162(m).

The Committee does not believe that the provisions of Section 162(m) limit the deductibility of compensation paid by the Company to these officers in 2010. The Committee will continue to evaluate the impact of this provision and take such actions as it deems appropriate, including the payment of compensation under circumstances where Section 162(m) may limit the deductibility of such compensation.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors is responsible for reviewing, approving and overseeing the Company's compensation plans and practices. Management has the primary responsibility for the Company's financial statements and reporting process, including the disclosure of executive compensation. The Committee has reviewed and discussed the Compensation Discussion and Analysis with management and is satisfied that the Compensation Discussion and Analysis fairly and completely represents the philosophy, intent, and actions of the Committee with regard to executive compensation. Accordingly, based on this review and discussion, the Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the Securities and Exchange Commission.

Respectfully submitted,

Peter S. Shaerf, Chairperson
John P. Cahill
William P. Harrington
Alexander Smigelski

FISCAL YEAR 2010 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
Joseph E. Royce	2010	450,000	-	901,110	71,502	1,442,612
President, Chief Executive Officer, Chairman of the Board	2009	450,000	-	-	59,828	509,828
	2008	450,000	-	-	74,212	524,212
Gregg L. McNelis	2010	400,000	-	870,460	47,606	1,318,066
Senior Executive Vice President, Chief Operating Officer	2009	400,000	-	-	50,863	450,863
	2008	400,000	-	-	43,900	443,900
Lawrence A. Blatte	2010	400,000	-	870,460	49,879	1,320,339
Senior Executive Vice President	2009	400,000	-	-	24,544	424,544
	2008	400,000	-	-	28,695	428,695
Ferdinand V. Lepere	2010	365,000	-	870,460	23,706	1,259,166
Senior Executive Vice President, Chief Financial Officer	2009	365,000	-	-	24,128	389,128
	2008	365,000	-	406,920	18,446	790,366

(1) The value reported for Stock Awards is the aggregate grant date fair value of restricted stock awards granted to the named executive officers in the years shown, determined in accordance with ASC Topic 718, disregarding adjustments for forfeiture assumptions. The assumptions for making the valuation determinations are set forth in the footnote titled "Summary of Significant Accounting Policies and Basis of Presentation" under the caption "Stock-Based Compensation" to our financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

(2) All Other Compensation for 2010 includes the following: Mr. Royce – $25,190 for life insurance premium payments, $34,812 for long-term care insurance premium payments; Mr. McNelis – $30,771 for long-term care insurance premium payments; Mr. Blatte – $17,791 for long-term care insurance premium payments; and Mr. Lepere – $6,300 for life insurance premium payments. Messrs. Royce, McNelis and Lepere also received certain premium payments for disability insurance, and all of the named executive officers received certain reimbursements for automobile-related expenses, including $31,884 for Mr. Blatte. The value of the automobile-related expense reimbursements is reported in the All Other Compensation column on the basis of their aggregate incremental cost to the Company.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2010

The following table provides information with respect to equity awards granted to the named executive officers during 2010. All such awards were made under the TBS International Amended and Restated 2005 Equity Incentive Plan.

Name	Award Type	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#) (1)	Grant Date Fair Value of Stock and Option Awards ($) (2)
Joseph E. Royce	Bonus Shares	6/30/10	72,000	441,360
	Restricted Shares	6/30/10	75,000	459,750
Gregg L. McNelis	Bonus Shares	6/30/10	67,000	410,710
	Restricted Shares	6/30/10	75,000	459,750
Lawrence A. Blatte	Bonus Shares	6/30/10	67,000	410,710
	Restricted Shares	6/30/10	75,000	459,750
Ferdinand V. Lepere	Bonus Shares	6/30/10	67,000	410,710
	Restricted Shares	6/30/10	75,000	459,750

(1) The Compensation Committee granted bonus shares and restricted shares to each of the named executive officers in 2010. The bonus shares were fully vested upon grant, and the restricted shares vest 25% on each of the first four anniversaries of the grant date, subject to the executive officer's continued employment with the Company. Holders of restricted shares would be entitled to receive dividends paid with respect to the restricted shares if any such dividends were declared, but any dividends paid in the form of Company securities would be subject to the same restrictions as the restricted shares.

(2) Reflects the grant date fair value of the Bonus Shares and Restricted Shares, determined in accordance with ASC Topic 718, disregarding adjustments for forfeiture assumptions.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END

The following table provides information with respect to outstanding equity awards held by the named executive officers as of December 31, 2010.

Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)
Joseph E. Royce	75,000 (2)	217,500
Gregg L. McNelis	75,000 (2)	217,500
Lawrence A. Blatte	75,000 (2)	217,500
Ferdinand V. Lepere	6,000 (3)	17,400
	75,000 (2)	217,500

(1) The market value is based on the closing price of the Company's Class A ordinary shares of $2.90 traded on the NASDAQ Global Select Market under the symbol "TBSI" on December 31, 2010.

(2) These shares vest in four equal annual installments beginning June 30, 2011.

(3) These shares vest in two equal annual installments beginning March 1, 2011.

SHARES VESTED IN FISCAL YEAR 2010

The following table shows information about restricted shares that vested during 2010.

Name	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($) (2)
Joseph E. Royce	72,000	441,360
Gregg L. McNelis	67,000	410,710
Lawrence A. Blatte	67,000	410,710
Ferdinand V. Lepere	70,000	428,980

(1) Includes bonus shares granted to the named executive officers in June 2010 that were fully vested upon grant.

(2) The value realized on vesting is based on the closing price of the Company's Class A ordinary shares, which are traded on the NASDAQ Global Select Market under the symbol "TBSI," on the date of vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

As discussed in the "Compensation Discussion and Analysis" above, the Company has no employment agreements with our named executive officers and has no obligation to pay severance or other benefits to named executive officers upon termination of their employment, except in connection with Mr. Lepere's unvested restricted shares granted in April 2008, as described below.

As of December 31, 2010, Mr. Lepere had 6,000 unvested restricted shares that will vest in two equal annual installments beginning in March 2011. Mr. Lepere's award agreement provides that this award will vest automatically if his employment is terminated other than for Cause or he resigns for Good Reason.

Assuming that Mr. Lepere's employment had been terminated other than for Cause or he had resigned for Good Reason on December 31, 2010, the value of this accelerated vesting would have been $17,400. This amount reflects the intrinsic value of this award (that is, the value based upon the closing price of the Company's Class A ordinary shares of $2.90 traded on the NASDAQ Global Select Market on that date, multiplied by the number of unvested shares underlying this award).

For purposes of the Plan:

- "Cause" generally means: (1) any act or omission that constitutes a material breach by the participant of any agreement with the Company, its affiliates or its subsidiaries; (2) the willful and continued failure or refusal of the participant substantially to perform the duties required of him or her as an employee of the Company, its affiliates or its subsidiaries or performance significantly below the level required or expected of the participant, as determined by the Committee; (3) any willful violation of any federal or state law or regulation applicable to the business of the Company, its affiliates or its subsidiaries, or the participant's commission of any felony or other crime involving moral turpitude, or any willful perpetration by the participant of a common law fraud; or (4) any other misconduct by the participant that is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, the Company, its affiliates or its subsidiaries.
- "Good Reason" generally means a failure by the Company, its affiliates and its subsidiaries to pay material compensation due and payable to the participant in connection with his employment.

SHARE OWNERSHIP

On the Record Date, TBS had outstanding 18,019,811 Class A ordinary shares, each of which entitles the holder to one vote, and 13,200,305 Class B ordinary shares, each of which entitles the holder to one-half of a vote, and 30,000 Series B Preference Shares, which provide no voting rights. Subject to the Articles of Association of the Company, the holders of Class A ordinary shares may convert their Class A ordinary shares into Class B ordinary shares, and the holders of Class B ordinary shares may convert their Class B ordinary shares into Class A ordinary shares, at any time. Moreover, the Class B ordinary shares will automatically convert into Class A ordinary shares upon transfer to any person other than another holder of Class B ordinary shares, as long as the conversion does not cause TBS to become a controlled foreign corporation or if the Class A ordinary shares cease to be regularly traded on an established securities market for purposes of Section 883 of the Internal Revenue Code. Series B Preference Shares currently are convertible into Class B ordinary shares on a 25-for-one basis at any time. Ownership in the tables below consists of sole voting and investment power, except as indicated in the notes below and except to the extent shared with the person's spouse.

SECURITY OWNERSHIP OF DIRECTORS, DIRECTOR NOMINEES AND MANAGEMENT

The following table provides certain information, as of the Record Date, as to the beneficial ownership of the Class A and Class B ordinary shares of TBS for (a) each director and director nominee, (b) each named executive officer identified in the Summary Compensation Table under "Executive Compensation" and (c) the directors and executive officers of TBS as a group. The executive officers, directors, and director nominees of TBS directly and beneficially own 44.3% of the collective outstanding Class A and Class B ordinary shares of the Company (45.6% if all outstanding Series B Preference Shares were converted into Class B ordinary shares). The executive officers, directors and director nominees of TBS directly and beneficially have sole or shared voting power of 33.6% of the total voting power based on TBS's currently outstanding Class A ordinary shares (which have one vote) and Class B ordinary shares (which have one-half vote). This percentage would increase to 34.6% if all outstanding Series B Preference Shares were converted into Class B ordinary shares.

Name	Shares Beneficially Owned by Directors, Director Nominees and Executive Officers					
	Class A Ordinary Shares (1)	%	Class B Ordinary Shares	%	Series B Preference Shares (2)	%
Joseph E. Royce (3)	932,824	5.2	8,475,089	64.2	22,747	75.8
Gregg L. McNelis (4)	474,637	2.6	1,935,153	14.7	5,827	19.4
Lawrence A. Blatte (5)	217,576	1.2	371,988	2.8	1,426	4.8
Ferdinand V. Lepere (6)	167,053	*	-	-	-	-
James W. Bayley (7)	889,207	4.9	300,000	2.3	-	-
Randee E. Day (8)	12,000	*	-	-	-	-
Peter S. Shaerf (8)	13,500	*	-	-	-	-
William P. Harrington (8)	13,500	*	-	-	-	-
John P. Cahill (8)	10,000	*	-	-	-	-
Alexander Smigelski (8)	10,000	*	-	-	-	-
All executive officers, directors and director nominees as a group (10 persons)	2,740,297	15.2	11,082,230	84.0	30,000	100.0

* Less than one percent.

(1) Class A ordinary shares beneficially owned do not include Class A ordinary shares that may be acquired upon conversion of Class B ordinary shares or upon conversion of Series B Preference Shares. Class B ordinary shares currently are convertible into Class A ordinary shares on a one-for-one basis at any time and have no expiration date. Series B Preference Shares currently are convertible into Class B ordinary shares on a 25-for-one basis at any time.

(2) On January 28, 2011, Mr. Royce, Mr. McNelis and Mr. Blatte acquired 30,000 Series B Preference Shares in proportion to their existing beneficial ownership of our ordinary shares. Series B Preference Shares currently are convertible into Class B ordinary shares on a 25-for-one basis at any time.

(3) Ordinary shares beneficially owned include 45,202 Class A ordinary shares, 75,000 unvested Class A ordinary shares and 2,299,028 Class B ordinary shares held by Mr. Royce, 270,206 Class A and 2,270,084 Class B ordinary shares held by Mr. Royce's spouse, Elaine Royce, 245,674 Class B ordinary shares held by the Elaine M. Royce 2006 Qualified Grantor Retained Annuity Trust (GRAT), 196,208 Class A and 2,013,517 Class B ordinary shares held by the Joseph E. Royce 2005 Irrevocable Trust, and 346,208 Class A and 1,646,786 Class B ordinary shares held by the Elaine M. Royce 2005 Irrevocable Trust. Mr. Royce and Mrs. Royce share voting and investment power over the shares beneficially owned by Mrs. Royce, the Elaine M. Royce 2006 Qualified GRAT and the Elaine M. Royce 2005 Irrevocable Trust. Mr. Royce's unvested Class A ordinary shares are scheduled to vest in four equal annual installments beginning June 30, 2011. The address for Mr. Royce is c/o TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710.

(4) Includes 42,773 Class A ordinary shares, 75,000 unvested Class A ordinary shares and 1,027,727 Class B ordinary shares held by Mr. McNelis, 318,574 Class B ordinary shares held by Mr. McNelis's spouse, Susanne McNelis, 178,432 Class A and 243,267 Class B ordinary shares held by the Gregg L. McNelis 2005 Irrevocable Trust, 178,432 Class A and 243,267 Class B ordinary shares held by the Susanne E. McNelis 2005 Irrevocable Trust, 51,159 Class B ordinary shares held by the Gregg L. McNelis 2006 Qualified GRAT and 51,159 Class B ordinary shares held by the Susanne E. McNelis 2006 Qualified GRAT. Mr. McNelis is trustee of the Gregg L. McNelis 2006 Qualified GRAT and has voting and investment power over the shares it owns. Mrs. McNelis is trustee of the Susanne E. McNelis 2006 Qualified GRAT, and she and Mr. McNelis share voting and investment power over the shares it owns. Mr. McNelis and Mrs. McNelis share voting and investment power over the shares beneficially owned by Mrs. McNelis, the Susanne E. McNelis 2005 Irrevocable Trust and the Susanne E. McNelis 2006 Qualified GRAT. Mr. McNelis' unvested Class A ordinary shares are scheduled to vest in four equal annual installments beginning June 30, 2011. The address for Mr. McNelis is c/o TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710.

(5) Includes 92,269 Class A ordinary shares, 75,000 unvested Class A ordinary shares and 177,039 Class B ordinary shares held by Mr. Blatte, 50,307 Class A and 176,656 Class B ordinary shares held by Mr. Blatte's spouse, Barbara Blatte and 18,293 Class B ordinary shares held by the Barbara H. Blatte 2006 Qualified GRAT. Mrs. Blatte is trustee of the Barbara H. Blatte 2006 Qualified GRAT and has sole voting and investment power over the shares it owns. Mr. Blatte's unvested Class A ordinary shares are scheduled to vest in four equal annual installments beginning June 30, 2011. The address for Mr. Blatte is c/o TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710.

(6) Includes 75,000 unvested Class A ordinary shares scheduled to vest in four equal annual installments beginning June 30, 2011 and 3,000 unvested Class A ordinary shares granted to Mr. Lepere in 2008 that will vest on March 1, 2012.

(7) Includes 889,207 Class A and 300,000 Class B ordinary shares held by Standcrown Limited ("Standcrown"). Mr. Bayley is the beneficial owner of Standcrown and has voting and investment power over the shares it owns. The address for Mr. Bayley is 34 Raymond Avenue, South Woodford, London, United Kingdom E18 2HG. The address for Standcrown is c/o James W. Bayley, 34 Raymond Avenue, South Woodford, London, United Kingdom E18 2HG.

(8) Includes 2,500 restricted Class A ordinary shares issued to each non-employee director that will vest at the 2011 Annual General Meeting of Shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

To the Company's knowledge, the following individuals and institutions were beneficial owners of 5% or more of the outstanding ordinary shares on the Record Date, unless otherwise noted.

	Ordinary Shares Beneficially Owned			
Name	Class A (1)	% (2)	Class B	% (2)
Elaine M. Royce (3)	616,414	3.4	4,162,544	31.5
Artis Capital Management, L.P. (4)	3,195,339	17.7	-	-
Treetops Holdings LLC (5)	684,890	3.8	1,327,200	10.1

(1) Class A ordinary shares beneficially owned do not include Class A ordinary shares that may be acquired upon conversion of Class B ordinary shares. Class B ordinary shares currently are convertible into Class A ordinary shares on a one-for-one basis at any time and have no expiration date.

(2) Percentages calculated based on the number of shares outstanding on the Record Date.

(3) Based on information contained in a Schedule 13D filed on February 7, 2011, by Elaine M. Royce, as well as information provided to the Company by Mrs. Royce. Mrs. Royce shares voting power and investment power with her husband, Mr. Joseph E. Royce, and these shares also are shown as beneficially owned by Mr. Royce under "Security Ownership of Directors, Director Nominees and Management." Ordinary shares beneficially owned include 270,206 Class A and 2,270,084 Class B ordinary shares held directly by Mrs. Royce, 245,674 Class B ordinary shares held by the Elaine M. Royce 2006 Qualified GRAT, and 346,208 Class A and 1,646,786 Class B ordinary shares held by the Elaine M. Royce 2005 Irrevocable Trust. The address for Mrs. Royce is c/o Joseph E. Royce, TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710.

(4) Based on information contained in the Schedule 13G filed on February 14, 2011, by Artis Capital Management, L.P. ("Artis"), Artis Capital Management, Inc. ("Artis Inc."), Stuart L. Peterson and Artis Partners 2X Ltd. ("Artis Partners"). According to the Schedule 13G, Artis, Artis Inc. and Mr. Peterson each have shared voting and investment power over 3,195,339 Class A ordinary shares, and Artis Partners has shared voting and investment power over 1,276,133 Class A ordinary shares. Artis is a registered investment adviser and is the investment adviser of investment funds, including Artis Partners, that hold TBS ordinary shares for the benefit of the investors in those funds. Artis Inc. is the general partner of Artis. Mr. Peterson is the president of Artis Inc. and the controlling owner of Artis and Artis Inc. Each of Artis, Artis Inc. and Mr. Peterson disclaims beneficial ownership of these shares, except to the extent of that person's pecuniary interest therein. Artis Partners disclaims beneficial ownership of these shares. The address for Artis, Artis Inc. and

Mr. Peterson is One Market Plaza, Steuart Street Tower, Suite 2700, San Francisco, CA 94105. The address for Artis Partners is c/o Goldman Sachs Administrative Services, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, P.O. Box 896, KY1-1103, Cayman Islands.

(5) Based on information contained in the Schedule 13G/A filed on February 12, 2010, by Treetops Holdings LLC ("Treetops") and Tara C. DeMakes, as manager of Treetops as well as information provided to the Company by Treetops. Treetops is jointly owned by The Jeanine Royce 1997 Trust and The Laura Royce 1997 Trust. The trustee for each of the Royce Trusts is Deutsche Bank Trust Company Delaware. Deutsche Bank Trust Company Delaware has voting and investment control over the shares indirectly owned by the Royce Trusts. Ms. DeMakes disclaims beneficial ownership of the shares held by Treetops. The address for Treetops is c/o Tara C. DeMakes, 612 East Grassy Sprain Road, Yonkers, NY 10710.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC.

Based on a review of documents in the Company's possession, and on written representations from the Company's officers and directors, we believe that during fiscal year 2010, all persons filed on a timely basis all reports required by Section 16(a) of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATED PERSON TRANSACTIONS

The Compensation Committee of the Board is responsible for the review, approval or ratification of related person transactions between the Company and related persons. Under the SEC's rules, a related person is anyone who is or has been a director, director nominee, executive officer or greater-than-five-percent shareholder of the Company since the beginning of the last fiscal year and his or her immediate family members. Each of the following related person transactions is subject to, and has been reviewed by and approved or ratified by, the Compensation Committee under the written policy described below.

Private Placement with Certain Executive Officers

As a condition to the January 2011 restructuring of our credit facilities, our lenders required three significant shareholders—Joseph E. Royce (our Chief Executive Officer, Chairman of the Board of Directors and President), Gregg L. McNelis (our Chief Operating Officer, Director and Senior Executive Vice President) and Lawrence A. Blatte (our Senior Executive Vice President)—to agree to provide the Company with up to $10.0 million of new equity in the form of Series B Preference Shares of the Company. On January 25, 2011, we and these significant shareholders entered into an investment agreement pursuant to which each significant shareholder agreed to purchase our Series B Preference Shares in a private placement on the terms described below and we agreed to conduct a rights offering pursuant to which all of the Company's shareholders would have the opportunity to purchase preference shares of the Company on the same terms as the significant shareholders. On January 26, 2011, the significant shareholders entered into an escrow agreement with us and JPMorgan Chase Bank, N.A., as escrow agent, pursuant to which each significant shareholder deposited his pro rata share of $10.0 million into an escrow account to facilitate satisfaction of his obligations to purchase our Series B Preference Shares.

On January 28, 2011, in partial satisfaction of their obligations under the investment agreement, Mr. Royce, Mr. McNelis and Mr. Blatte purchased 22,747, 5,827 and 1,426 of our Series B Preference Shares, respectively, at $100 per share directly from us in a private placement.

Pursuant to the investment agreement and escrow agreement, if the Board of Directors determines, in its good faith judgment, that we need additional liquidity prior to the closing of the rights offering, the Board may withdraw, from time to time, up to $7.0 million from the escrow account for our use. In exchange for these liquidity withdrawals, we will issue additional Series B Preference Shares to the significant shareholders, in proportion to their contributions to the escrow account, at a price of $100 per share.

The significant shareholders have agreed to satisfy their remaining investment commitment to provide up to $7.0 million in new equity by purchasing an additional aggregate of 70,000 of our Series B Preference Shares at $100 per share directly from us in a private placement, but such obligations will be reduced, share for share, by:

- the number of Series B Preference Shares issued to the significant shareholders as a result of liquidity withdrawals described above; and
- the number of preference shares issued to subscription rights holders in the rights offering.

The significant shareholders each have agreed not to exercise any subscription rights issued with respect to ordinary shares beneficially owned by them. The significant shareholders have not received, and will not receive, compensation for their commitment to purchase our Series B Preference Shares.

The Series B Preference Shares are convertible at any time into Class B ordinary shares of the Company at an initial conversion rate of 25.0 Class B ordinary shares per Series B preference share. The Series B Preference Shares do not accrue dividends through December 31, 2014. However, the liquidation preference applicable to each Series B Preference Share increases from the date of issuance through December 31, 2014, at a rate of 6.0% per year, compounded semiannually. As a result of such increases, the number of Class B ordinary shares issuable upon conversion of each Series B Preference Share also will increase. Beginning January 1, 2015, cash dividends will accrue on the Series B Preference Shares at a rate of 6.0% of the liquidation preference per year, payable semiannually in arrears. If we fail to pay dividends in cash, the dividends would accumulate as unpaid dividends and, in the event of insolvency, would be added to the liquidation preference.

Relationships with Service and Management Companies

Certain of our key executive officers and directors have ownership interests in TBS Commercial Group and Beacon. Specifically, Mr. James W. Bayley (our Vice President and director), Mr. Lawrence A. Blatte (our Senior Executive Vice President), Mr. Gregg L. McNelis (our Senior Executive Vice President) and Mr. Joseph E. Royce (our Chairman and Chief Executive Officer) own 36%, 9%, 15%, and 31%, respectively, of each of TBS Commercial Group and Beacon. We have established long-term commercial and operational relationships with other commercial agency service companies that are located in various overseas ports in which we conduct our business. The majority of these companies are wholly or partly owned direct or indirect subsidiaries of either TBS Commercial Group or Beacon. We believe that the transactions described below are on terms no less favorable than those that could be obtained pursuant to arm's-length negotiations with independent third parties. Commissions paid to TBS Commercial Group and Beacon for commercial agency services were approximately $7.3 million and $1.3 million for the year ended December 31, 2010 and the quarter ended March 31, 2011. Port agency fees paid to TBS Commercial Group and Beacon are for agents to attend to vessels while in port and are based on market rates for such services. For the year ended December 31, 2010 and the quarter ended March 31, 2011, we paid approximately $2.1 million and $0.5 million, respectively, in port agency fees.

Globe Maritime Limited, owned by James W. Bayley, Vice President and director, and for which he serves as Managing Director, occasionally acts as a broker for chartering and vessel sales and purchases, for which we pay commissions based upon market rates. From January 1, 2010 through March 31, 2011, we paid Globe Maritime Limited approximately $489,000, including approximately $157,000 in commission payments, $278,000 in management fees and $54,000 in other expenses.

The Company performs all of its operational functions through two subsidiary management companies: Roymar Ship Management, Inc. ("Roymar") provides technical ship management (obtaining crews, coordinating maintenance and repairs, drydocking, etc.) and TBS Shipping Services provides commercial and operational management including arranging insurance, claims processing, general administrative services and port agent services. TBS Shipping Services maintains an office in Yonkers, New York that is leased from Joseph E. Royce, our Chairman and Chief Executive Officer. On January 5, 2009, TBS Shipping Services renegotiated its lease with Mr. Royce regarding this property. The new lease provides for monthly rent of $20,000, plus operating expenses including real estate taxes, with a one-year term and five renewal option periods of one year each. In January 2010, Mr. Royce and TBS Shipping Services agreed to renew the term of the lease agreement through December 31, 2010 at $20,000 per month. On December 1, 2010, TBS Shipping Services exercised its option to extend the lease through December 31, 2011, and the parties agreed to reduce the rent to $10,000 for the period December 1, 2010 through December 31, 2011. The aggregate amount of all payments due under the lease agreement on or after January 1, 2010, after giving effect to the December 2010 amendment, was $120,000, as well as $240,000 for each one-year renewal option period.

POLICY ON TRANSACTIONS AND ARRANGEMENTS WITH RELATED PERSONS

The Company has adopted a written policy for approval of transactions, arrangements and relationships between the Company and the Company's directors, director nominees, executive officers, greater-than-five-percent shareholders, and their immediate family members where the amount involved exceeds $100,000. The policy also includes the approval of transactions and arrangements between the Company and entities owned or controlled by the Company's executive officers and directors, including any affiliated service companies, regardless of the amount.

The policy provides that the Compensation Committee reviews certain transactions subject to the policy and determines whether or not to approve or ratify those transactions. In doing so, the Compensation Committee takes into account, among other things, whether the transaction is on terms that are no less favorable to the Company than terms generally available to an unaffiliated third party under similar circumstances and the extent of the related person's interest in the transaction.

The Compensation Committee has considered and adopted standing pre-approvals under the policy for certain limited transactions with related persons that meet specific criteria. Information on transactions subject to pre-approval is provided to the Compensation Committee at its next regularly scheduled meeting. Pre-approved transactions are limited to:

- executive officers' compensation that is subject to required proxy statement disclosure and Compensation Committee approval;
- director compensation that is subject to required proxy statement disclosure;
- employment and compensation relationships that are subject to Compensation Committee or other specified internal management approvals and that, in the case of executive officers, are subject to required proxy statement disclosure;
- certain transactions with other companies and certain charitable contributions that do not exceed the greater of $200,000 or 5% of the other company's or non-profit organization's total annual receipts;
- transactions where all shareholders receive proportional benefit; and
- transactions involving banking-related services.

OTHER MATTERS

Management knows of no other matters that will be brought before the Meeting, but if such matters are properly presented, the proxies solicited hereby will be voted in accordance with the judgment of the persons holding such proxies.

AVAILABILITY OF ANNUAL REPORT ON FORM 10-K TO SHAREHOLDERS

The Company's Annual Report to Shareholders for the year ended December 31, 2010 accompanies this Proxy Statement. TBS will provide to any shareholder, upon written request and without charge, a copy of the Company's most recent Annual Report on Form 10-K, including the financial statements, as filed with the SEC. All requests for such reports should be directed to Investor Relations, Capital Link, Inc., 230 Park Avenue, Suite 1536, New York, NY 10169, Tel: (212) 661-7566, E-mail: tbs@capitallink.com. The Company's copying costs will be charged if copies of exhibits to the Annual Report on Form 10-K are requested.

SHAREHOLDER PROPOSALS FOR 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

In accordance with Rule 14a-8 of the Exchange Act, proposals of TBS's shareholders intended to be presented for consideration at the 2012 Annual General Meeting of Shareholders must be received by the Company no later than the close of business on January 6, 2012, in order to be included in the proxy statement and form of proxy of the Company relating to that meeting. Such proposals should be sent to TBS International plc, c/o TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710. To be included in the proxy statement, the proposal must comply with the requirements as to form and substance established by the SEC, and must be a proper subject for shareholder action under Irish law.

In addition, the Company's Articles of Association provide notice procedures for shareholders to propose persons for appointment to the Board directly at annual general meetings of shareholders. If a shareholder desires to propose a candidate for appointment to the Board of Directors at the 2012 Annual General Meeting of Shareholders, we must receive notice from the shareholder no later than May 10, 2012 or, if sooner, not less than five days prior to the date of the issuance of the notice of the 2012 Annual General Meeting of Shareholders. Proposals of candidates for appointment to the Board also must satisfy other requirements set forth in the Articles of Association. Please deliver any such proposal to TBS International plc, c/o TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710, with a copy to our subsidiary at TBS Shipping Services Inc., 612 East Grassy Sprain Road, Yonkers, NY 10710.

Pursuant to the SEC's rules under the Exchange Act, the Company may use discretionary authority to vote with respect to shareholder proposals presented in person at the 2012 Annual General Meeting of Shareholders if the shareholder making the proposal has not given notice to the Company by March 21, 2012.

By order of the Board of Directors,

/s/ J. E. Faries

J. E. FARIES, on behalf of Windcrest Management Limited
Corporate Secretary

April 28, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-34599

TBS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

Ireland	**98-0646151**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

Block A1 Eastpoint Business Park
Fairview, Dublin 3, Ireland
(Address of principal executive offices)
+ (353) 1 2400 222
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A ordinary shares, par value $0.01	The NASDAQ Global Select Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company)
Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates was $101.6 million on June 30, 2010, based upon the last reported sales price of such stock on the NASDAQ Global Select Market on that date.

As of March 15, 2011, the registrant had outstanding 18,037,011 Class A ordinary shares, par value $0.01 per share, 13,200,305 Class B ordinary shares, par value $0.01 per share, and 30,000 Series B preference shares, par value $0.01 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the 2011 Annual Meeting of Stockholders, to be filed within 120 days of the end of the fiscal year ended December 31, 2010, are incorporated in Part III to the extent described herein.

TBS INTERNATIONAL PLC
2010 FORM 10-K
Table of Contents

As used in this Annual Report on Form 10-K, the terms "we," "our," "us," "TBS" and "the Company" refer to TBS International plc, as successor to TBS International Limited, and its consolidated subsidiaries. We use the terms "International," and "TBSI" when we wish to refer only to TBS International plc, the holding company that is the issuer of our ordinary shares and TBS International Limited, the former holding company and issuer of our ordinary shares.

FORWARD-LOOKING STATEMENTS

Our filings with the Securities and Exchange Commission or the SEC, including this Annual Report on Form 10-K for the fiscal year ended December 31, 2010, our Annual Report to Shareholders, any quarterly report on Form 10-Q or any current report on Form 8-K (along with any exhibits or amendments to such reports), our press releases, and any other written or oral statements made by or on our behalf, may include or incorporate by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect current expectations of our management and are based on our management's beliefs and assumptions, and on information currently available to our management.

Forward-looking statements may include, among other things, information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, the effects of future regulation and competition. Forward looking statements include all statements that are not statements as to historical facts and generally can be identified as forward looking statements because they use words such as: "anticipates," "believes," "estimates," "expects," "future," "intends," "plans," "targets," "projects," "seeks", "will," "should," "likely" and similar expressions. These statements appear throughout this Annual Report on Form 10-K.

Forward looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed, implied or projected in or by these forward-looking statements due to a number of uncertainties and risks, including those set forth in this report under "Item 1A - Risk Factors", and elsewhere incorporated by reference herein, and unforeseen risks, and other factors including but not limited to those set forth below:

- the effects of severe and rapid declines in industry conditions that have required the Company to restructure its outstanding indebtedness;
- the Company's ability to manage and repay its substantial indebtedness;
- the Company's ability to maintain financial ratios and comply with the financial covenants in its credit facilities;
- the Company's ability to effectively operate its business and manage its growth while complying with operating covenants in its credit facilities;
- the Company's ability to generate the significant amounts of cash necessary to service its debt obligations;
- very high volatility in the Company's revenues and costs, including volatility caused by increasing oil prices;
- excess supplies of dry bulk vessels in all classes and resulting heavy pressure on freight rates;
- adverse weather conditions that may significantly decrease the volume of many dry bulk cargoes;
- the stability and continued growth of the Asian and Latin American economies and rising inflation in China;

- the Company's vessels exceeding their economic useful life and the risks associated with operating older vessels;
- the Company's ability to grow its vessel fleet and effectively manage its growth;
- impairments of the Company's long lived assets or goodwill;
- compliance with environmental laws and regulations and the implementation of new environmental laws and regulations;
- other factors that are described in the "Risk Factors" sections of the Company's reports filed with the Securities and Exchange Commission.

You should not rely on any forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required under applicable law.

PART I

ITEM 1. BUSINESS.

A. OVERVIEW

We are an ocean transportation services company, originating in 1993, that provides worldwide shipping solutions to a diverse client base of industrial shippers. We operate liner, parcel and bulk services supported by a fleet of multipurpose tweendeckers and handysize/handymax bulk carriers. The flexibility of our fleet allows us to carry a wide range of cargo, including industrial goods, project cargo, steel products, metal concentrates, fertilizer, salt, sugar, grain, aggregates and general cargo, that cannot be carried efficiently by container or large dry bulk carriers. Over the past 15 years, we have developed our business model around key trade routes between Latin America and Japan, South Korea, and China, as well as ports in North America, Africa, the Caribbean, and the Middle East. We differentiate ourselves from our competitors by offering our Five Star Service: ocean transportation, projects, operations, port services, and strategic planning.

In December 2009, shareholders voted in favor of a reorganization proposal pursuant to which TBS International Ltd. common shares were cancelled and holders of such shares received ordinary shares of TBS International plc, an Irish company, on a one-to-one basis. The reorganization transaction was completed on January 6, 2010, at which time TBS International plc replaced TBS International Ltd. as the ultimate parent company for our operations. Shares of TBS International plc began trading on the NASDAQ Global Select Market on January 7, 2010 under the symbol "TBSI," the same symbol under which TBS International Ltd. shares were previously traded.

As of December 31, 2010, our controlled fleet totaled 49 vessels, including 47 ships that we own and two that we charter-in with an option to purchase. In addition to the 49 vessels, we have chartered-in three ships through our consolidated joint venture in Brazil, Log-Star, for three years; as of December 31, 2010, one of these vessels has been in drydock since the time it was delivered to Log-Star in January 2010.

In March 2007, we entered into a contract for six multipurpose vessels with retractable tweendecks. The first vessel, the *Rockaway Belle*, was delivered in September 2009, and the second and third vessels, the *Dakota Princess* and the *Montauk Maiden,* were delivered in March 2010 and September 2010, respectively. The *Omaha Belle* and the *Comanche Maiden* were delivered on January 5, 2011 and February 22, 2011, respectively, while the *Maya Princess* is scheduled for delivery in the second quarter of 2011. On July 20, 2010, the Company sold the *Savannah Belle.*

Certain financial data, at and for the years ended December 31, 2010, 2009, and 2008 (in millions except for Number of Voyages) are as set forth in the following table:

Year ended December 31,	Total Assets	Total Revenue	Net Income/ (Loss)	Total revenue tons (RT) carried	Number of Voyages
2010	$ 686.3	$411.8	$(245.3)	10.3 RT	476
2009	$ 953.6	$302.5	$ (67.0)	8.8 RT	424
2008	$ 1,041.7	$611.6	$ 191.8	9.3 RT	380

We target niche markets, which include trade routes, ports and cargoes not efficiently served by container and large dry bulk vessel operators. In order to effectively serve these markets, we offer regularly scheduled voyages using our fleet of multipurpose tweendeckers and handysize and handymax dry bulk carriers. Tweendeck vessels are differentiated by their retractable decks that can create separate holds, facilitating the transportation of non-containerized cargoes. Our vessels are able to navigate and service many ports with restrictions on vessel size and transport many types of cargo that cannot be carried efficiently by container or large dry bulk carriers.

As part of our comprehensive transportation service offering, we provide portside operations, related support services and solutions for challenging cargoes. To provide these services, we employ a professional staff of approximately 170 employees at December 31, 2010, with extensive experience and diverse backgrounds. In addition, our affiliate, TBS Commercial Group Ltd., has fully-staffed agencies and representative offices on five continents, with local teams of commercial agents and port captains who meet regularly with customers to tailor solutions to their logistics needs. We believe this full-service approach to shipping provides a superior level of service that has resulted in the development of long-term relationships with our customers.

Our customers rely on our regular service as an integral part of their supply chain, and many of these relationships have been established for over 15 years. We serve approximately 300 customers in more than 20 countries. We have developed long-term relationships with established and well-respected industrial shippers in diverse markets including mining, steel manufacturing, trading, heavy industry, industrial equipment and construction. We believe our business model allows us to respond rapidly to our customers' changing demands and short delivery windows, increasing the value of our services to them as we enable them to schedule production and distribution.

Shipping freight rates remained flat during 2010 showing slight gains during the first half of 2010 but giving up most of the gains during the second half. Rates continued declining in early 2011. Our management believes that there are many reasons for this decline, including the large amount of additional tonnage from recent newbuilds in all vessel sizes as well as natural occurrences that significantly depressed the amount of available cargoes, such as the harsh summer in the grain growing regions of Russia and Ukraine and the recent devastating floods in Australia and Brazil.

Our Competitive Strengths

Trade Routes and Ports of Call

We provide ocean transportation services over five routes, focusing primarily on Asia and Latin America, with additional operations in North America, the Middle East, and Africa. We began operations in 1993, sailing between East Asia and the West Coast of South America. In 1995, we expanded our routes by adding sailings between the East and West Coasts of South America. In 2002, we began offering cargo service between North America and the East and West Coasts of South America and expanded our routes by offering service from Brazil to West Africa and within the Middle East. We continued to expand our service in the Middle East and North Africa during 2005 and 2006.

During 2010 we operated our vessels in five liner, parcel and bulk services. We have taken a conservative approach to building our service network. The initial sailings on each route are typically based on the requirements of a major customer. After regular sailings are established, we notify other potential customers of the service so their cargoes may be transported as well. As demand increases, we evaluate committing additional resources to serve the route, either by purchasing or chartering-in additional vessels. We plan the loading and stowage of cargo on each sailing to maximize our ability to add cargo as vessels call in selected ports to discharge cargo, increasing our utilization rate and maximizing revenue per sailing. A summary of our services and routes operated during 2010 is as follows:

Service	Routes	Cargoes
TBS Pacific Service	*Eastbound:*	
	Japan, South Korea and China to the West, North and East Coasts of South America	Steel products, project cargo and general cargo
	Westbound:	
	Peru, Ecuador and Chile to East Asia	Minerals, metals, metal concentrates and fishmeal
TBS Latin America Service	*Northbound:*	
	Brazil to the Caribbean basin and the West Coast of South America	Steel products, project cargo and general cargo
	Southbound:	
	Colombia to Brazil and Argentina	Coal and petroleum coke
TBS North America Service	*Southbound:*	
	North America to the Caribbean basin, South America and West Africa	Fertilizer, agricultural products and steel products
	Northbound:	
	Caribbean to North America	Limestone and aggregates
TBS Middle East Carriers	Middle East region, including ports in the United Arab Emirates, to Qatar and Kuwait	Bulk aggregates
TBS Ocean Carriers	Brazil to the West Coast of Africa	Bulk sugar and salt

Our liner, parcel and bulk services primarily carry steel products, salt, sugar, grain, fertilizers, chemicals, metal concentrates and aggregates plus general and project cargoes.

- Steel products include specialty and carbon steel coils, steel pipe and structural steel used in infrastructure development, construction, oil and gas transmission, and automotive and appliance manufacturing industries.
- Fertilizers include ammonium sulfate shipped in bulk for use in commercial agriculture.
- Metal concentrates include copper, zinc, silver, and other metals generally shipped in small break-bulk lots from 1,000 to 10,000 metric ton parcels that are processed at their destinations by smelters into purer forms.
- General and project cargoes include industrial machinery, spare parts, oil well supplies, trailers, industrial tanks and other commercial goods used in industrial applications.

In addition to our liner, parcel, and bulk services on the trade routes described above, we time charter-out vessels on an individual customer basis through TBS Ocean Carriers. However, any of our services may time charter-out a vessel to meet our customers' needs. Generally, we time charter-out vessels on a short-term basis to customers seeking vessel tonnage and to reposition a vessel.

A time charter is a contractual arrangement under which a shipowner is paid for the use of a vessel at a daily rate for a fixed period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses. At December 31, 2010, 17 vessels of our controlled and owned fleet were time chartered-out with an average remaining duration of 25 days.

The following table shows the annual number of time charters-out, related duration and gross charter revenue since 2006:

Year	Number of Charters	Duration (Days)	Gross Revenue (in thousands)
2010	136	5,818	$ 105,824
2009	132	4,733	51,201
2008	74	3,004	83,883
2007	67	3,659	88,365
2006	57	4,301	63,114

B. OUR BUSINESS STRATEGY

Our business strategy consists of providing reliable transportation services to leading industrial shippers over key ocean trade routes. The key elements of our business strategy are:

Focus on Increasing Cargo Volumes on Our Key Routes. We intend to increase cargo volumes on our key Pacific and Latin American trade routes, as well as our third sailing from China and Korea which carries steel parcels to Mexico and Central and South America. By adding vessels and sailings to the markets we already serve, we believe we will be able to provide more regular service to our clients, which we expect will allow us to capture a larger share of their shipping needs, and win new clients.

Develop New Trade Routes. We intend to continue developing new trade routes, such as adding sailings from Asia to Africa. Our agents and port captains work closely with our clients, as well as potential clients, to identify additional services that we can provide. We target routes that share the characteristics of our established routes and appear suited to our fleet and our full service approach. When developing new trade routes, we utilize a combination of owned and chartered-in vessels.

Expand Our Fleet of Focused Vessel Types. We have been expanding our fleet of multipurpose retractable tweendeckers through our newbuilding program. In 2007, we contracted a Chinese shipyard to build six newly designed vessels named the "Roymar Class". These 34,000 dwt vessels are a larger vessel class and their addition to our fleet will be a significant milestone in the implementation of our business plan to modernize and expand our fleet. While we remain committed to expanding our fleet, pending a significant change in global economic conditions, we are temporarily suspending any further acquisitions of secondhand vessels. Our current business strategy includes growing through chartering-in vessels as needed.

In September 2009, we took delivery of the first of six newbuildings, the *Rockaway Belle.* Two vessels, the *Dakota Princess* and the *Montauk Maiden*, were delivered in March 2010 and September 2010 respectively. We took delivery of two more vessels in 2011, the *Omaha Belle* and the *Comanche Maiden* in January 2011 and February 2011, respectively. The remaining vessel, the *Maya Princess,* is tentatively scheduled to be delivered in the second quarter of 2011.

C. FLEET OVERVIEW

Our current controlled fleet consists of a total of 49 vessels, aggregating approximately 1.5 million dwt. The fleet consists of 27 multipurpose tweendeckers (8,000–34,000 dwt) and 22 dry bulk carriers, including 18 Handymax (35,000–46,000 dwt) and four Handysize (24,000–29,000 dwt) vessels. All vessels are dual flagged in either Panama or Liberia and the Philippines. We placed the first of six newbuild 34,000 dwt multipurpose tweendeckers into operation in late 2009. In 2010, we placed two additional vessels into operation, and recently took delivery of two more vessels in the first quarter of 2011. We expect to take delivery of the sixth and last vessel in the second quarter of 2011.

The following table provides information regarding the 49 vessels in our controlled fleet at December 31, 2010, which excludes vessels chartered-in under short-term charter and three vessels that are bareboat chartered in by Log-Star, our joint venture.

Vessel Name	Vessel Type	Year Built	Deadweight Weight Tons
Zia Belle	Multipurpose Tweendecker	1997	8,492
Tamoyo Maiden	Multipurpose Tweendecker	1986	17,235
Ainu Princess	Multipurpose Tweendecker	1987	17,324
Siboney Belle	Multipurpose Tweendecker	1987	17,324
Kiowa Princess	Multipurpose Tweendecker	1986	19,762
Seneca Maiden	Multipurpose Tweendecker	1986	19,764
Aztec Maiden	Multipurpose Tweendecker	1984	19,777
Hopi Princess	Multipurpose Tweendecker	1984	20,401
Navajo Princess (1)	Multipurpose Tweendecker	1987	21,902
Inca Maiden (1)	Multipurpose Tweendecker	1986	22,133
Shawnee Princess	Multipurpose Tweendecker	1984	22,323
Caribe Maiden	Multipurpose Tweendecker	1987	22,800
Ottawa Princess	Multipurpose Tweendecker	1987	22,800
Taino Maiden	Multipurpose Tweendecker	1985	23,278
Tuckahoe Maiden	Multipurpose Tweendecker	1985	23,278
Cherokee Princess	Multipurpose Tweendecker	1990	23,286
Kickapoo Belle	Multipurpose Tweendecker	1987	23,319
Apache Maiden	Multipurpose Tweendecker	1987	23,325
Mohegan Princess	Multipurpose Tweendecker	1983	26,276
Tayrona Princess	Multipurpose Tweendecker	1983	26,320
Laguna Belle (2)	Multipurpose Tweendecker	1996	28,503
Seminole Princess (2)	Multipurpose Tweendecker	1997	28,503
Nanticoke Belle	Multipurpose Tweendecker	1989	28,835
Wichita Belle	Multipurpose Tweendecker	1991	28,843
Rockaway Belle (3)	Multipurpose Tweendecker	2009	34,006
Dakota Princess	Multipurpose Tweendecker	2010	34,038
Montauk Maiden	Multipurpose Tweendecker	2010	34,022
Arapaho Belle	Handysize Bulk Carrier	1998	24,021
Oneida Princess	Handysize Bulk Carrier	1998	24,247
Mohave Maiden	Handysize Bulk Carrier	1984	28,074
Zuni Princess	Handysize Bulk Carrier	1984	28,166
La Jolla Belle (3)	Handymax Bulk Carrier	1982	35,025
Shinnecock Belle	Handymax Bulk Carrier	1985	37,451
Maori Maiden	Handymax Bulk Carrier	1984	37,734
Tupi Maiden	Handymax Bulk Carrier	1992	38,852
Nyack Princess	Handymax Bulk Carrier	1984	38,885
Biloxi Belle	Handymax Bulk Carrier	1984	39,225
Miami Maiden	Handymax Bulk Carrier	1984	39,333
Iroquois Maiden	Handymax Bulk Carrier	1983	40,876
Fox Maiden	Handymax Bulk Carrier	1985	40,902
Alabama Belle	Handymax Bulk Carrier	1986	41,808
Houma Belle	Handymax Bulk Carrier	1985	42,219
Sioux Maiden	Handymax Bulk Carrier	1989	42,248
Mohawk Princess	Handymax Bulk Carrier	1982	42,360
Yakima Princess	Handymax Bulk Carrier	1990	42,475
Canarsie Princess	Handymax Bulk Carrier	1985	42,842
Chesapeake Belle	Handymax Bulk Carrier	1984	44,146

Vessel Name	Vessel Type	Year Built	Deadweight Weight Tons
Tuscarora Belle	Handymax Bulk Carrier	1984	44,189
Manhattan Princess	Handymax Bulk Carrier	1982	45,526
	Total DWT		1,478,473

(1) These vessels are multipurpose tweendeckers with the ability to carry wheeled cargo such as automobiles, tractors or trailers. The vessels allow cargo to be "rolled on" and "rolled off" in addition to allowing cargo to be "lifted-on" and "lifted-off".

(2) These vessels are leased and operated by us under a sale-leaseback arrangement that expires in 2014. These leases are accounted for as operating leases for financial reporting purposes. Each agreement allows for the purchase of the respective vessel at the end of 2012 and each year thereafter until the end of the charter period.

(3) On September 23, 2009 we took delivery of the newly-constructed vessel the *Rockaway Belle* from Nantong Yahua Shipbuilding Group Co., Ltd. The *La Jolla Belle* was previously named the *Rockaway Belle* and was part of our existing fleet.

Multipurpose Tweendeckers

Our multipurpose tweendecker vessels have retractable tweendecks that can convert a multipurpose tweendecker to a bulk carrier, and back again. Unlike container ships, which can carry only cargo that can be or has been pre-packaged into standard 20-foot or 40-foot containers, or bulk carriers that limit the ability to mix different cargoes in any one hold, multipurpose tweendeckers can be divided into multiple cargo compartments by a mezzanine deck, or tweendeck. The tweendeck permits the carriage of cargoes of differing sizes and shapes in the same or separate holds and permits greater flexibility in the stowage and carriage of cargo. Many of our vessels sailing eastbound from Asia will call at multiple Latin American ports to discharge cargo and load additional cargo for shipment to other ports. Cargoes are stowed in a manner that facilitates efficient loading and discharging.

The following diagram shows a typical multipurpose tweendeck ship fitted for different types of cargo.


TBS
PAPER
LUMBER
PROJECT CARGO
MACHINERY
TRUCKS
BULK
STEEL COIL
PIPES
HARD BOARD
STEEL PLATES
COAL

Bulk Carriers

Our bulk carriers range in size from 24,021 dwt to 45,526 dwt. Several of the vessels have equipment that enables self-loading and discharging in an effort to enhance our ability to serve a broad range of ports.

D. CLASSIFICATION AND INSPECTION

The hull and machinery of every commercial vessel must be "classed" by a classification society authorized by its country of registry. Our vessels currently are enrolled with Lloyds Register of Shipping, or LR, Nippon Kaiji Kyokai, or NKK, American Bureau of Shipping, or ABS, Det Norske Veritas, or DNV, and Bureau Veritas, or BV. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and international conventions promulgated by the International Maritime Organization, or IMO. These include the Convention on Maritime Pollution Prevention, the International Safety Management Code, or ISM Code, and International Convention for the Safety of Life at Sea, or SOLAS. All of our vessels have been certified as being "in class" by their respective classification societies.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. All of our controlled vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is required to be drydocked twice in every five-year period, with no interval greater than three years. Vessels less than 15 years of age may be underwater inspected instead of drydocked, at the intermediate period. Excluding the three newly built vessels, our controlled fleet of 46 vessels will require approximately 92 drydockings over five years. We anticipate drydocking approximately 18 vessels per year. The numbers of vessels drydocked during a year will vary depending on operational and commercial considerations. During 2011, we anticipate 16 vessels entering drydock. Below are the number of vessels that entered drydock for the years ended December 31, 2010, 2009 and 2008:

	For the Year Ended December 31,		
	2010	2009	2008
Vessels Entering Drydock	13	22	16

Our drydocking expenditures and surveys are being accounted for using the deferral method. Under the deferral method of accounting for drydocking, the costs incurred are deferred and amortized on a straight-line basis over the period through the date of the next drydocking, which is typically 30 months. We only include in deferred drydocking costs those costs that are incurred to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel's earnings capacity or improve the vessel's efficiency. Normal repairs and maintenance, whether incurred as part of the drydocking or not, are expensed as incurred.

E. OPERATIONS MANAGEMENT, SHIP MANAGEMENT AND COMMERCIAL AGENTS

Substantially all of the operations, ship maintenance, supervision of crewing, technical support, purchasing, insurance, financial management services and network of commercial agents necessary to support our fleet and operate our business are supervised by four service companies.

Two of these service companies, TBS Shipping Services Inc. and Roymar Ship Management, Inc., are our wholly-owned subsidiaries that manage the accounts of our other subsidiaries and, on their behalf, make payments and advances for costs associated with the operation of our business. The other service companies, TBS Commercial Group Ltd. and Beacon Holdings Ltd., are controlled by certain of our key executive officers. Together these four companies employ approximately 340 experienced professionals who meet regularly with shippers and consignees to market our services in more than 20 countries and address the needs and concerns of our customers.

Operations management

TBS Shipping Services coordinates services to customers, integrates the activities of our commercial agency network, oversees charter activities, administers voyages and provides accounting services, including the preparation of our account ledgers and financial statements.

Ship management

Roymar manages our controlled fleet providing an experienced technical management staff and a full range of vessel maintenance capabilities to ensure that we maintain a high-level of ship performance. The services provided by Roymar include:

- supervising the recruiting of crew;
- obtaining spares, stores and provisions necessary on board the vessels;
- implementing our maintenance program;
- arranging for and supervising all drydocking procedures;
- arranging for surveys and inspections according to requirements of classification society, flag state and port state rules and regulations;
- maintaining high safety and environmental protection standards in compliance with the ISM Code and SOLAS;

- arranging for insurance of the vessels; and
- identifying vessels to acquire and negotiating purchase options on vessels that we charter.

We are fully responsible for the maintenance of our controlled fleet. We make every effort to prevent delays at sea or in port caused by malfunctions or breakdowns. Roymar deploys superintendents, including master mariners and engineers, to supervise the maintenance of our controlled fleet. We minimize operation costs through continuous onboard supervision of our vessels and use of the vessels' crews for ship maintenance. We believe that our preventive maintenance practice has extended the lives of the vessels in our controlled fleet, minimized drydocking expenses and nearly eliminated downtimes and off-hire periods resulting from speed deficiencies, stoppages at sea and vessel breakdowns.

Commercial agents

We have established a network of long-term commercial and operational relationships with affiliated commercial agency service companies. The majority of these service companies are wholly or partly-owned by TBS Commercial Group. These service companies employ locally-based sales and customer service professionals who personally meet with shippers and consignees on a regular basis. These professionals provide a competitive advantage by addressing our customers' concerns and anticipating their future needs through their personal contact with our customers. We believe that personal attention to customers has played a critical role in our growth and success. Our method of operation focuses on sales and service for long-term sustained expansion. The agreements with TBS Commercial Group are subject to the approval of the Compensation Committee of our Board of Directors. We paid commissions and port agency fees to TBS Commercial Group of approximately $9.4 million, $7.8 million, and $16.8 million in 2010, 2009, and 2008 respectively. See "Note 14 - Related Party Transactions" to our consolidated financial statements.

F. EMPLOYEE AND LABOR RELATIONS

As of December 31, 2010, we had approximately 170 office employees located in Yonkers and Scarsdale, New York. At December 31, 2010, we had contracts with three unaffiliated manning agents, to provide approximately 1,180 crew for our vessels. We are not a party to the contracts with the seagoing personnel, all of whom are required to have appropriate maritime licenses. Historically our labor relations have been good.

G. CUSTOMERS

We believe we distinguish ourselves from our competition by offering proven reliability, frequent and on-time service, flexible cargo management, expert loading and stowage and close client coordination in the ports and on the vessels. This customer focus has enabled us, through our affiliated agents, to develop long-term relationships with established and well-respected industrial shippers in diverse markets including mining companies, steel manufacturers, trading companies, heavy industry, industrial equipment enterprises and construction companies. Our business model is designed to enable us to respond rapidly to our customers' changing demands and short delivery windows, increasing the value of our services to them as we enable them to schedule production and distribution.

A substantial majority of our repeat business is based on our relationships and reputation with our customers, and is not governed by long-term contracts. We depend upon a limited number of customers for a large part of our revenue. Our top ten customers by revenue, accounted for, in the aggregate, 30.8% of our total consolidated revenue for 2010. We have affreightment contracts with several of these customers. In 2010, no individual customer accounted for more than 10% of revenue.

We transport cargo throughout the world, including the United States. The amount of voyage revenue generated by country for each of the last three fiscal years is as follows (in thousands):

Country	Year Ended December 31, 2010	2009	2008
Brazil	$ 62,892	$ 53,192	$ 127,360
Japan	50,778	35,914	79,812
United Arab Emirates	39,641	32,387	69,714
USA	32,734	28,137	33,702
Peru	24,225	26,870	48,707
Chile	22,935	16,564	46,923
China	18,985	12,944	42,319
Venezuela	7,968	5,063	9,903
Argentina	4,877	8,021	8,312
Korea	2,238	6,744	15,699
Others	28,557	22,144	36,456
	$ 295,830	$ 247,980	$ 518,907

Revenue attributed to these countries is based on the location where the cargo is loaded. Time charter revenue by country cannot be allocated because we do not control the itinerary of the vessel.

H. COMPETITION

The cargo markets we serve are highly competitive. Our competition on the routes we serve consists primarily of regional shipping companies focused on the breakbulk market, international bulk shipping companies competing in the large lot segment of the bulk metal concentrates market and larger shipping concerns that compete in diverse shipping segments in addition to the breakbulk market. We compete on the basis of targeting niche markets that include trade routes, ports and cargoes not efficiently served by many containers and large dry bulk vessel operators. We focus on smaller lots of 1,000 to 10,000 metric tons in the bulk metal concentrates market in Chile and Peru, whereas other bulk shipping companies focus on shipments of 20,000 to 45,000 metric tons of bulk metal concentrates. Additionally, we compete with other regional shipping companies in providing operations, port services and strategic planning.

I. ENVIRONMENTAL AND OTHER REGULATIONS

Vessel Environmental Regulations

Ocean shipping and related operations are affected by extensive and changing environmental protection and other laws and regulations. These laws and regulations take the form of international conventions and agreements, including those administered by the IMO, and SOLAS, with which all internationally trading vessels must comply, and national, state and local laws and regulations, all of which are amended frequently. Compliance with these laws and regulations may entail significant expenses at any time, including expenses for ship modifications and changes in operating procedures, which could have an adverse effect on our results of operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operation of the owned vessels will depend upon a number of factors, we believe that we have and will be able to obtain all permits, licenses and certificates material to the conduct of our operations.

In the United States, we are subject to various federal, state and local environmental laws, ordinances and regulations requiring the cleanup of environmental contamination resulting from a discharge of oil or other regulated material, and may be held liable to a governmental entity or to third parties for remediation costs and related damages in connection with environmental contamination. These laws typically impose cleanup responsibility, and liability, which under these laws, has been interpreted to be strict and under certain circumstances, joint and several, and subject to very limited statutory defenses. The costs of investigation, remediation or removal of such regulated materials and damages resulting from their release may be substantial.

Although we do not transport petroleum products, we are subject to the U.S. Oil Pollution Act of 1990 ("OPA 90"), because we use petroleum products for fuel and because the possibility of accidents involving oil tankers presents an exposure to our vessels. Under OPA 90, vessel owners, operators and bareboat charterers are responsible parties and are jointly, severally and strictly liable, unless the spill results solely from the act or omission of a third party, an act of God or an act of war, for containment and cleanup costs and other damages resulting from the discharge or threatened discharge of oil into the navigable waters, adjoining shorelines or the 200 nautical mile exclusive economic zone of the United States. OPA 90 limits the liability of responsible parties for such costs and damages to the greater of $1,000 per gross ton of the vessel or $854,400 per non-oil tanker vessel that is over 300 gross tons, subject to possible adjustment for inflation. The Federal Water Pollution Control Act ("FWPCA") imposes significant civil penalties as well as strict, joint and several liability on responsible parties for removal costs and imposes liability for natural resource damages arising from the discharge of oil or other hazardous substances into U.S. navigable waters, adjoining shorelines, waters of the contiguous zone and areas of the outer continental shelf and deepwater ports. The Comprehensive Environmental Response, Compensation & Liability Act of 1980 ("CERCLA"), imposes strict, and under certain circumstances, joint and several liability on responsible parties for releases and threatened releases of hazardous substances (other than oil) whether on land or at sea, subject to limits depending on the nature of the vessel and its cargo. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels over 300 gross tons carrying hazardous substances as cargo. The limits on liability under OPA 90, FWPCA and CERCLA do not apply if the discharge is caused by gross negligence, willful misconduct, or in the cases of OPA 90 and CERCLA, the violation by a responsible party or its agent of any applicable safety, construction or operating regulation. The statutory limits on liability may not apply in certain other instances, including if the responsible parties fail or refuse to report the incident or refuse to cooperate and assist in connection with oil removal activities. In addition, OPA 90, FWPCA and CERCLA specifically permit individual states to impose their own liability regimes with regard to oil and hazardous waste releases occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations under these laws. We intend to comply with all applicable state regulations in ports where we call.

In addition, we also comply with the U.S. Environmental Protection Agency (EPA) National Pollution Discharge Elimination System (NPDES) Vessel General Permit (VGP). EPA signed the final VGP on December 18, 2008, with an effective date of December 19, 2008. Subsequently, the U.S. District Court for the Northern District of California signed an order providing that "the exemption for discharges incidental to the normal operation of a vessel, contained in 40 C.F.R. § 122.3(a), is vacated as of February 6, 2009." Therefore, the regulated community needed to comply with the terms of the VGP as of February 6, 2009. The EPA has identified 26 possible discharges from vessels that are covered by the General Permit. There are other discharges that are not covered by the General Permit but are regulated by other U.S. regulations. The General Permit applies when the ship is operating within the U.S. Territorial Sea (three mile limit). The 2008 Vessel General Permit (VGP) regulates discharges incidental to the normal operation of vessels operating in a capacity as a means of transportation. The VGP includes general effluent limits applicable to all discharges; general effluent limits applicable to 26 specific discharge streams; narrative water-quality based effluent limits; inspection, monitoring, recordkeeping, and reporting requirements; and additional requirements applicable to certain vessel types.

Pursuant to regulations promulgated by the U.S. Coast Guard, responsible parties (as defined in such regulations) must establish and maintain evidence of financial responsibility in the amount of $1,000 per gross ton, for a non-tank vessel. The Protection & Indemnity ("P&I") Associations, which historically provided shipowners and operators financial assurance, have refused to furnish evidence of insurance to responsible parties, and therefore responsible parties have obtained financial assurance from other sources at additional cost, including evidence of surety bond, guaranty or by self-insurance. In addition, in recent years the U.S. Coast Guard has increased its inspection of vessels entering the United States to ensure they comply with applicable environmental regulations, including regulations related to the discharge of oil.

Port state authorities in general and in certain jurisdictions in particular have become more active in inspecting older vessels visiting their ports and, in certain instances, demanding that repairs be made before allowing a vessel to sail, even though that vessel may be fully insured, in class and in compliance with all relevant maritime conventions including SOLAS.

The IMO has adopted regulations that are designed to reduce oil pollution in international waters. In complying with OPA 90, IMO and other regulations that may be adopted, shipowners and operators may be forced to meet new maintenance and inspection requirements, develop contingency arrangements for potential spills and obtain additional insurance coverage.

The technical manager of our vessels, Roymar, is ISO 14001:2004 certified. Roymar has developed and implemented environmental practices which it monitors, protecting and preserving the marine environment in which our managed vessels operate. We have high standards in our fleet for pollution prevention, regulatory compliance and continual improvement of our environmental management activities.

Other Regulations

Operation of our vessels also is affected by the requirements of the ISM Code. The ISM Code mandates an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating vessels safely and describing procedures for dealing with emergencies. Our owned vessels and Roymar, the technical manager of our vessels, are currently ISM Code certified.

We also are required by various governmental and quasi-governmental agencies and other regulatory authorities to obtain permits, licenses and certificates in connection with our operations. Some countries in which we operate have laws that restrict the carriage of cargoes depending on the registry of a vessel, the nationality of its crew and prior and future ports of call, as well as other considerations relating to particular national interest.

J. SECURITY

We are subject to a variety of initiatives intended to enhance vessel security, including the Maritime Transportation Security Act of 2002, or MTSA. U.S. Coast Guard regulations require that vessels operating in waters subject to the jurisdiction of the United States implement a number of security measures. Similarly, a chapter of SOLAS, dealing specifically with maritime security, imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. To engage in international trade, a vessel must have an International Ship Security Certificate, or ISSC, which attests to the vessel's compliance with SOLAS security requirements and the ISPS Code, from a recognized security organization approved by the vessel's flag state. ISPS Code requirements include:

- on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
- on-board installation of ship security alert systems that do not sound on the vessel but instead alert the onshore authorities;
- development of vessel security plans;
- permanent marking of a ship's identification number on its hull;
- maintenance of a continuous synopsis record on-board showing a vessel's history, including the name of the vessel and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owners and their registered address; and
- compliance with flag state security certification requirements.

Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided they have a valid ISSC on board. Our vessels comply with all MTSA, SOLAS and ISPS Code requirements and vessel certifications, which are kept current by Roymar.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Piracy incidents have continued in the Gulf of Aden, with dry bulk vessels and tankers particularly vulnerable to such attacks. We have implemented a corporate and vessel anti-piracy plan on all vessels transiting in high risk areas. These plans incorporate best prevention and proactive practices in training, procedures and equipment recommended by security consultants and industry panels. With the flag states' approval, we are employing armed security guards on a case by case basis, depending on the route. These protective measures are being carried out for every transit in high risk areas, but do not ensure that an attack will be repelled.

K. INSURANCE

Our business is subject to normal hazards associated with owning and operating vessels in international trade. The operation of ocean-going vessels carries an inherent risk of catastrophic marine disaster, including oil spills and other environmental accidents, as well as property losses caused by adverse weather conditions, cargo loss or damage, mechanical failures, human error, war, terrorism and business interruption due to political circumstances in foreign countries, hostilities, piracy and labor action. Not all risk can be insured against and our insurance policies have certain deductibles and other limits on coverage for which we are responsible. We believe that our current insurance coverage is adequate to protect us against normal accident-related risk involved in the conduct of our business. Our principal insurance policies include:

Hull and machinery and war risks insurance includes coverage for damages to a vessel's hull and machinery in a collision, as well as basic perils of the sea and contributions for general average and salvage charges. This coverage includes the risk of actual or constructive total loss for our controlled fleet. Each vessel is insured for at least its fair market value, with a deductible of $75,000 per vessel per incident under the hull and machinery coverage and no deductible under the war risk coverage. The respective owners of the other vessels that we charter-in maintain insurance on those vessels, and we maintain time charter liability insurance to a limit of $500 million per incident.

Protection and Indemnity, or P&I, Insurance includes coverage for oil pollution, damage to docks and other installations and coverage against third-party liabilities including collision liabilities encountered in our commercial operations. It also includes coverage for the death, injury or illness of our crew. Our P&I insurance is provided by mutual marine insurance associations or P&I Clubs. P&I Clubs are formed by shipowners to provide protection from large financial losses to one member by contribution towards the loss by all members. We are subject to potential additional premiums for prior years due to funding requirements and coverage shortfalls of the clubs in the event claims exceed available funds and reserves. We also are subject to future premium increases based on prior year underwriting loss experience. We have an overall coverage limit of approximately $5.0 billion for damage to cargo and third party liabilities and a sublimit for oil pollution of $1.0 billion per vessel for each accident or occurrence. Deductibles range from $5,000 to $50,000 depending on the nature of the claim.

Other Insurance is maintained for legal expenses with respect to freight, demurrage and defense claims. We also carry limited insurance covering the loss of revenue resulting from extended vessel off-hire periods.

L. TAXATION

U.S. Taxation of Shipping Income

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation generally is subject to U.S. federal income tax in respect of shipping income derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States ("U.S. source shipping income"). Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Accordingly, in the absence of an exemption from tax under Section 883 of the U.S. Internal Revenue Code, as amended (the "Code") our gross U.S. source shipping income would be subject to either a 4% tax imposed without allowance for deductions or to a net basis tax.

The net tax regime is applicable if we are considered to have a fixed place of business in the United States that is involved in the earning of U.S. source shipping income and substantially all of such shipping income is attributable to regularly scheduled transportation. The U.S. source shipping income to which the net tax regime is applicable, net of applicable deductions, would be subject to an effective tax rate of up to 54.5% and certain interest paid would be subject to a 30% branch interest tax, or such lesser percentage as may be available under an applicable treaty. Any gain derived from the sale of a vessel, if considered to be from U.S. sources, also would be partly or wholly subject to the net tax regime. If the net tax regime does not apply, the gross tax regime will apply. Under the gross tax regime, our U.S. source shipping income, which, by operation of the source rule, cannot be more than 50% of our total shipping income, would be subject to a 4% tax imposed on a gross basis, without allowance for deductions.

U.S. source shipping income of a foreign corporation will qualify for exemption from U.S. federal income tax under Section 883 of the Code if (i) the corporation is organized in a foreign country that grants an equivalent exemption to U.S. corporations (the "country of organization requirement"), (ii) the stock of the corporation, or the direct or indirect corporate parent thereof (provided the parent is organized in a country that satisfies the country of organization requirement) is "primarily and regularly traded on an established securities market" in such country, in another country that grants the equivalent exemption from tax to U.S. corporations or in the United States, and (iii) certain other requirements are met, including that non-qualified shareholders, each holding 5% or more of a class of stock of the corporation, do not own 50% or more of the total value of such class of stock for more than one-half the days of taxable year (together, the "publicly traded test"). This exemption is available whether or not the corporation has or is considered to have a fixed place of business in the United States that is involved in the earning of U.S. source shipping income. Regardless of whether our U.S. source shipping income qualifies for exemption under Section 883 of the Code, gain realized on a sale of a vessel generally will not be subject to U.S. federal income tax, provided the sale is considered to occur outside of the United States for U.S. federal income tax purposes.

We currently qualify for exemption under Section 883 of the Code, because International and its subsidiaries currently are incorporated in jurisdictions that satisfy the country of organization requirement and we satisfy the publicly traded test by virtue of International's Class A ordinary shares being primarily traded on the NASDAQ Global Select Market. Further, the aggregate ownership of all non-qualified 5% shareholders is less than 50% of the total value of the Class A ordinary shares. If at any time we fail to satisfy the publicly traded test and we are unable to qualify for another applicable exemption, our U.S. source shipping income would be subject to U.S. federal income tax, either under either the gross tax or the net tax regime, each of which is described above.

Federal and State Taxation of TBS International plc's U.S. Subsidiaries

Our U.S. subsidiaries, Roymar and TBS Shipping Services and its subsidiaries, are subject to U.S. federal and state income taxes on their income.

Ireland Taxation of TBS International plc

TBS International plc, the successor issuer to TBS International Limited, is incorporated in Ireland. TBS International plc as a separate entity is subject to tax in Ireland on its worldwide income and gains at 25% with the exception of dividend income received from its subsidiaries that are sourced from active trading profits, which is subject to tax in Ireland at 12.5%. TBS International plc should be considered an investment company for Irish tax purposes and should be allowed to deduct expenses of management against its income and gains. However, as it is not anticipated that TBS International plc will receive any significant dividends from its subsidiaries in the foreseeable future, it is not expected that TBS International plc will have any material income subject to Irish taxation.

Bermuda Taxation of Our Subsidiary, TBS International Limited

There currently is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our subsidiary TBS International Limited. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to TBS International Limited or any of its operations, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by TBS International Limited in respect of real property owned or leased by us in Bermuda.

Marshall Islands Taxation of TBS International plc

Pursuant to the Marshall Islands Revised Code, a Marshall Islands non-resident corporation is exempt from any corporate profit tax, income tax, withholding tax on revenues of the entity, asset tax, tax reporting requirement on revenues of the entity, stamp duty, exchange controls or other fees. There is an agreement between the Marshall Islands and the United States for the exchange of information with respect to taxes.

M. WEBSITE ACCESS TO REPORTS

We make all of our filings with the SEC, including this annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all related amendments, available free of charge on our website at *http://www.tbsship.com*, under the Investor Relations tab, "SEC Filings" section. These reports are available soon after they are filed electronically with the SEC. Our SEC filings are also available at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *http://www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

Additionally, our corporate governance materials, including the charters of the Audit, Compensation, and Nominating and Corporate Governance Committees, the Corporate Governance Guidelines, and the Code of Business Conduct and Ethics may also be found under the "Governance" section of our website at *http://www.tbsship.com*. A copy of the foregoing corporate governance materials is available free of charge upon written request. In addition, we intend to post on our website at *http://www.tbsship.com* any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, corporate controller and other employees performing similar functions within four business days following the date of such amendment or waiver.

ITEM 1A. RISK FACTORS.

The following risk factors and other information included in or incorporated by reference into this report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect us. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our Class A ordinary shares could decline.

RISK FACTORS RELATING TO THE SHIPPING INDUSTRY AND CURRENT ECONOMIC CONDITIONS

We have recently experienced severe and rapid declines in industry conditions that have required us to restructure our outstanding indebtedness.

Starting in late May 2010, the Baltic Dry Index, which measures the demand for shipping capacity versus the supply of dry bulk carriers, started to decline dramatically from a high of 4,209 on May 26, 2010 to a recent low of 1,043 on February 4, 2011. Our management believes that there are many reasons for this decline, including the large amount of additional tonnage from recent newbuilds in all vessel sizes as well as natural occurrences that significantly depressed the amount of available cargoes, such as the harsh summer in the grain growing regions of Russia and Ukraine and the recent devastating floods in Australia and Brazil. As a direct result of this imbalance of supply and demand, freight rates across the ocean shipping industry in all vessel sizes have declined dramatically as owners and charterers compete for cargoes. The reduction in our freight rates in this market environment has directly and adversely affected our revenues and cash flows and caused us to enter into negotiations with our lenders to seek modifications of certain financial covenants in our credit facilities. With the consent of our lenders, in September 2010, we ceased paying installments of principal due on our indebtedness. Our lenders agreed not to take any action as a result while we collectively sought to negotiate new terms of our existing debt.

Effective January 28, 2011, we and our lenders agreed on a restructuring of our debt repayment schedules and modifications of the covenants under our credit facilities, and our lenders agreed to waive any existing defaults under those agreements. Our lenders, as a condition to the restructuring of our credit facilities, required three significant shareholders, who also are key members of our management, to agree to provide up to $10.0 million of new equity in the form of Series B Preference Shares.

Due to the continuing imbalance of supply and demand, we are operating at freight and charter rates that would cause us to fail to comply with certain financial covenants in our credit facilities, even as recently modified. Unless the Baltic Dry Index, and in particular the freight and charter rates that we are able to obtain, strengthen significantly in the near future, it is likely that by June 30, 2011 we would fail to meet the tests under certain of our financial covenants and that we would need to enter into further negotiations with our lenders to seek further modifications of those financial covenants. Failure to comply with our financial covenants or obtain modifications or waivers of such covenants would have a material adverse affect on our business operations, financial condition, and liquidity, and would raise substantial doubt about our ability to continue as a going concern.

In addition, we filed for bankruptcy in 2000. Our ability to generate net income is influenced by a number of factors that are difficult to predict, including changes in global and regional economic conditions and international trade. For example, the losses and bankruptcy in 2000 were attributable in part to the acute decline in the Asian and South American economies in 1998 and 1999. We cannot assure you that similar declines will not occur in the future.

We and the shipping industry experience very high volatility in revenues and costs.

Due to fluctuations in the level and pattern of global economic activity and oil prices, as well as heavy competition, the shipping industry historically has experienced very high volatility in freight rates and costs. Fluctuations in freight rates affect our revenues, vessel charter rates and vessel values, and we experience fluctuations in our costs resulting from changes in the cost of fuel oil, crew expenses, port charges and currency exchange rates. In addition, increasing regulation of the sulfur content of fuel oil has caused and in the future may cause increases in our fuel costs. Changes in marine regulatory regimes in the ports at which our vessels call also may increase our costs.

Shipping revenue is influenced by a number of factors that are difficult to predict with certainty, including global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, the effects of global climate change on developing economies and agricultural production, weather patterns, port congestion, canal closures, political developments, armed conflicts, acts of terrorism, embargoes and strikes.

Demand for our transportation services is influenced by the demand for the goods shipped, including steel products, agricultural commodities, metal concentrates and aggregates, which in turn is affected by general economic conditions, commodity prices and competition. Steel products, agricultural commodities, metal concentrates and aggregates accounted for approximately 35.7%, 12.3%, 13.9%, and 13.7%, respectively, of our total voyage revenues in the year ended December 31, 2010. The softened demand for these products and commodities from 2008 through 2010 translated into a decreased demand for shipping. Continuing or further declines in worldwide economic conditions could result in reduced demand for steel products, metal concentrates and aggregates, which could adversely affect our results of operations.

Significant recent additions to the fleets of many ocean shipping companies have contributed to an excess supply of dry bulk vessels in all classes and resulted in heavy pressure on freight rates.

The worldwide supply of shipping capacity is influenced by the number of newbuilding deliveries, the scrapping of older vessels, vessel casualties and the number of vessels that are out of service. As the global economy expanded in the years leading up to 2008, many ocean shipping companies placed orders for significant additions to their fleets. Many of these new vessels began operating just as the credit crisis and global economic slowdown began. As owners and operators struggled to find cargoes for these new vessels at a time when letters of credit and other financing arrangements that underpin the global economy disappeared, freight rates dropped precipitously. Although the global economy has recovered from the end of 2008 and the beginning of 2009, the oversupply of vessels has continued to depress freight rates. We cannot assure you that the industry as a whole will take action to reduce the supply of vessels or that freight rates will recover at any time in the foreseeable future.

Adverse weather conditions have significantly decreased the volume of many dry bulk cargoes.

As the global economy improved in 2010, unusually adverse weather conditions such as the extended heat wave in the grain growing regions of Russia and Ukraine and recent devastating floods in Australia and Brazil significantly reduced the quantity of cargoes that traditionally are shipped by dry bulk carriers. The impact of these reductions in supply of cargoes, coupled with the increase in capacity resulting from the influx of newbuild vessels, materially and adversely affected freight rates as ship owners and operators competed for available cargo. We cannot assure you that this imbalance of supply and demand will not continue for an extended period.

The increases in supply of and reductions in demand for, vessel capacity have materially and adversely affected, and may continue to affect, demand for shipping services and shipping rates. There continues to be substantial weakness in the demand for and rates that will be paid for shipping services. For example, the Baltic Dry Index, which measures the demand for shipping capacity versus the supply of dry bulk carriers, started to decline dramatically in May 2010 from a high of 4,209 on May 26, 2010 to a recent low of 1,043 on February 4, 2011. This weakness in demand and rates is having a material adverse effect on our results of operations and financial condition and has caused us to recognize a noncash impairment in the carrying values of our vessels. Unless rates improve significantly in the near turn, we anticipate that by June 30, 2011 we would be unable to comply with certain financial covenants in our credit facilities. A failure to comply with those covenants would require us to enter into negotiations with our lenders and would raise substantial doubt about our ability to continue as a going concern.

High or volatile oil prices could adversely affect the global economy and our results of operations, and we may be unable to pass along increased fuel costs to our customers.

Rising or prolonged volatility in oil prices could weaken the global economy, which would significantly reduce the demand for ocean freight and increase our fuel costs. A significant reduction in the demand for ocean freight would have a material and adverse impact on our revenues, results of operations and financial condition. Oil prices recently have spiked as a result of turmoil in certain key oil producing nations in the Middle East and North Africa. We may be unable to pass along increased fuel costs to our customers, which would adversely affect our results of operations. We are particularly affected by rising fuel prices because a majority of our revenue is derived from freight voyages for which we bear the fuel expense, in contrast to charters, for which the charterer bears the fuel expense. Fuel expense represented approximately 48% and 49% of our voyage expense for the years ended December 31, 2010 and 2009, respectively.

Rising inflation in China could result in decreased demand for shipping services and further declines in shipping rates.

The inflation rate in China increased in 2010 and is expected to continue to rise in 2011, which may increase the cost of raw materials and finished goods exported from China. Increases in the cost of Chinese goods may reduce the global demand for Chinese goods and the volume of cargoes shipped from China, which could materially decrease the worldwide demand for shipping services, and may result in further declines in shipping rates and adversely affect our results of operations and cash flows.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

Our business depends to a significant degree on the stability and continued growth of the Asian and Latin American economies.

Growth in the shipping industry in recent years has been attributable, to a significant degree, to the rapid growth of the Chinese economy. Economic growth in China caused unprecedented demand for raw materials from Latin America, including iron ore, bauxite, soybeans, timber, zinc, manganese and copper. These raw materials generally are transported by ocean freight. The growth of the Chinese economy stimulated growth in other Asian economies as well. Any pronounced slowdown or decline in the Chinese economy could be expected to have significant adverse effects on the economies of Latin American and Asian countries and on the demand for our services and could be expected to result in declines in freight rates and the value of our vessels. We expect that a significant decline in the Asian and Latin American economies would have a materially adverse effect on our results of operations.

Certain of our vessel expenses are primarily inelastic, and any unexpected decrease in revenue would harm our results.

Generally, vessel expenses, such as fuel, lube oil, crew wages, insurance, bunkers, stores, repairs and maintenance, do not vary significantly with freight rates or the amount of cargo carried. As a result, a change in the number of tons of cargo carried or a decrease in freight rates would have a disproportionate effect on our results of operations and cash flows. Any pronounced slowdown or decline in demand for shipping may require us to run voyages at less than full capacity in an effort to maintain all of our shipping routes. Our inability to fully book a ship would reduce revenue for a voyage, while the vessel and voyage costs would remain fairly constant. We do not have long-term contracts with our customers and, if we are unable to fully book our vessels, we may operate voyages at a loss. Accordingly, our profitability and liquidity would be adversely affected.

A significant number of our vessels will exceed their estimated economic useful life during the next three years.

We estimate that the economic useful life of most multipurpose tweendeckers and handysize/handymax bulk carriers is approximately 30 years, depending on market conditions, the type of cargo being carried and the level of maintenance. We expect that 17 vessels out of our controlled fleet of 49 vessels at December 31, 2010, will reach 30 years old on or before December 31, 2014—three vessels in 2012, three vessels in 2013 and 11 in 2014. If we are unable to use these vessels profitably or replace these vessels after they exceed their estimated economic useful lives, our results of operations and cash flows may be materially adversely affected.

As our fleet ages, the risks associated with older vessels could adversely affect our operations.

In general, the costs to maintain an ocean-going vessel in good operating condition increase with the age of the vessel. As of December 31, 2010, the average age of the 49 vessels in our controlled fleet was 21.8 years. Some of our dry bulk carriers are used to transport products such as coal, salt or fertilizer that may damage our vessels and reduce their useful lives, if we do not follow specified maintenance and cleaning routines. Older vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Due to improvements in engine technology, older vessels typically are less fuel-efficient than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel. Governmental regulations and safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that we will be able to operate our vessels profitably during the remainder of their projected useful lives or that we will be able to sell them profitably when we can no longer utilize them in our fleet.

We may not be able to grow our vessel fleet or effectively manage our growth.

A principal focus of our long-term strategy is to continue to grow by increasing the number of vessels in our fleet and by taking advantage of changing market conditions, which may include increasing the frequency of service on routes we already operate or adding new routes and expanding into other regions. Our future growth will depend upon a number of factors, some of which we or our affiliated service company, TBS Commercial Group, can control and some of which neither we nor TBS Commercial Group can control. These factors include our ability to:

- identify vessels for acquisitions;
- integrate any acquired vessels successfully with our existing operations;
- hire, train and retain qualified personnel to manage and operate our growing business and fleet;
- identify additional new markets and trade routes;

- recruit, train and retain port captains and other local staff required for our affiliated service companies to provide the necessary level of service in any new or expanded markets;
- improve our operating and financial systems and controls; and
- obtain required financing for our existing and new operations on acceptable terms.

The failure to effectively identify, purchase, develop and integrate any newly acquired vessels could adversely affect our business, financial condition and results of operations. Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. As our fleet expands, we may have excess capacity if demand for our services does not grow as we expect. In addition, as we expand our fleet, our service companies will need to hire suitable additional management and administrative personnel and our affiliated service companies will need to recruit and train port captains and other local staff necessary to meet the needs of our growing business. We cannot assure you that we will be able to hire suitable employees as we expand our business. If our operating and financial systems are not effective or if we or our affiliated service companies cannot recruit and retain suitable employees as we grow, our future operations could be adversely affected.

In addition, our ability to increase the size of our fleet will be limited by the provisions of our credit facilities which restrict our ability to borrow funds for the purpose of acquiring new vessels.

There are risks associated with the purchase and operation of secondhand vessels.

Part of our previous business strategy involved growing our fleet through the purchase of secondhand vessels. Global economic conditions and the reduction in demand for shipping services have caused us to reevaluate acquiring secondhand vessels. Pending any dramatic change in global economic conditions we have decided to suspend any further acquisitions of secondhand vessels. Secondhand vessels generally carry no warranties from the sellers or manufacturers. Although we inspected secondhand vessels prior to purchase, an inspection normally would not provide us with the same knowledge about their condition that we would have if they had been built for and operated exclusively by us. Secondhand vessels may have conditions or defects that we were not aware of when we bought them and that may require us to undertake costly repairs. These repairs may require us to put a vessel into drydock, which would reduce our fleet utilization. The costs of drydock repairs are unpredictable and can be substantial. We may not have insurance sufficient to cover all of these repair costs or losses and may have to pay drydocking costs not covered by our insurance. The loss of earnings while our vessels were being repaired in drydock and repositioned, as well as the actual cost of those repairs, would decrease our income from operations. Additionally, our future operating results could be adversely affected if some of the secondhand vessels do not perform as we expect.

Vessel drydockings could adversely affect our operations.

Under applicable regulations, vessels must be drydocked twice during a five-year cycle. At December 31, 2010, we had a controlled fleet of 49 vessels, of which three are newly built vessels and the remaining 46 vessels would require approximately 92 drydockings over five years or to an average of 18 vessels per year. The first drydocking of a newly constructed vessel, which would be a special survey of the vessel, is typically done five years after delivery of the vessel from the shipyard. We estimate that vessel drydockings that require less than 100 metric tons of steel renewal will take from 25 to 35 days and that vessel drydockings that require 100 to 500 metric tons of steel renewal will take from 35 to 55 days. We capitalize vessel improvements, including steel renewal and reinforcement, in connection with the first drydocking after we acquire a vessel. In addition, we will need to reposition our vessels or charter-in outside vessels to accommodate our drydocking schedule and business needs. Approximately 30 of our vessels regularly trade in the Atlantic and Middle East region; consequently, drydocking our vessels in Chinese shipyards require complex logistics planning. We are investigating whether the drydockings are feasible at shipyards closer to where some of our vessels operate.

In addition, it may be necessary to unexpectedly drydock a vessel if it suffers damage. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while any vessel is drydocked, as well as the repositioning of our vessels in response to the drydocking and the actual costs of the drydocking and possible charter-in expense in response to the drydocking could have a material adverse effect on our cash flows and results of operations. Furthermore, we may not have insurance sufficient to cover all of the costs or losses associated with an unexpected drydocking.

The South American joint venture, Log-Star, could result in unmet strategic business expectations and a greater than expected commitment of resources.

In January 2010, we entered into a joint venture agreement and formed, Log-Star, a Brazilian corporation, to expand our business, strengthen our operational base and provide additional future growth by providing cabotage service in the Brazilian coast and Amazon River Basin. The success of this joint venture is dependent on a growing Brazilian economy, successfully competing in the Brazilian marketplace, maintaining vessels, efficient and economical operations and the overall global economic recovery. In the event of adverse changes in economic conditions or circumstances in the Brazilian marketplace, the success of the joint venture may be adversely affected.

During 2010, we incurred significant expenses and advanced funds in connection with our joint venture, Log-Star. Although we believe that we have a right to be compensated for a significant portion of these amounts, we determined that as of September 30, 2010 only $2.5 million of this amount was collectible. In early December 2010, we reviewed the transactions with our joint venture partner and concluded that the $2.5 million receivable we recorded as of September 30, 2010 would not be reimbursed by our joint venture partner. The 2010 results of Log-Star's operations include the $2.5 million uncollectible expenses.

We depend upon a limited number of customers for a large part of our revenue.

Our top ten customers by revenue, accounted for, in the aggregate, 30.8% of our total consolidated revenue for 2010. If any of these customers were to significantly reduce the amount of cargoes shipped using our vessels, our results of operations could be adversely affected.

Our competitive advantage in niche markets may be eliminated.

Our fleet primarily consists of vessels suited to niche markets not efficiently served by container ships or large dry bulk vessels. If the markets in which we successfully compete upgrade their port infrastructure to accommodate larger vessels, or if the volume of cargo shipped from these markets increases sufficiently, container ships or large dry bulk vessels would be able to serve these markets more efficiently. Because operators of container ships and large dry bulk vessels have significantly lower costs per cargo ton than we do, their entry into our markets could result in increased price competition and affect our ability to maintain our rates. Our future operating results could be adversely affected if we are unable to identify and efficiently serve new niche markets in the face of more effective competition in our current markets.

In the highly competitive international shipping market, we may not be able to compete with new entrants or established companies with greater resources.

We employ our vessels in highly competitive markets that are capital-intensive and highly fragmented. Competition arises primarily from other vessel owners, many of whom have substantially greater resources than we have. Competition for the transportation of cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators. Due in part to the high fragmentation of the market, competitors with greater resources could enter our market and operate larger fleets through consolidation or acquisitions and may be able to offer lower rates and higher quality vessels than we are able to offer.

Shortages of and rising costs to hire qualified crews, officers and engineers could adversely affect our business.

Crew costs are a significant operating expense for our operations. Crew costs have increased as wage levels have increased in non-U.S. markets and may continue to increase. The cost of employing suitable crew is unpredictable and fluctuates based on events outside our control, including the supply and demand for crew and the wages paid by other shipping companies. In addition, newbuilding programs, including our own, have increased the demand for qualified crew, officers and engineers to work on our vessels, and stringent certification standards required by national and international regulations, such as "Standards of Training, Certification and Watchkeeping for Seafarers," promulgated by the International Maritime Organization, or IMO, make it difficult to recruit qualified crewmembers. We use three unaffiliated manning agents, Aboitiz Jebsen Bulk Transport Corp., Intermodal Shipping, Inc., and C.F. Sharp Crew Management, Inc. to provide Filipino officers and non-officers to crew our vessels.

Any increase in crew costs may adversely affect our results of operations. Furthermore, if we are unable to recruit and retain enough crew, engineers or vessel captains with the appropriate skills, we may be unable to satisfy any increased demand for our shipping services, which could have an adverse effect on our business, financial condition and results of operations.

We recorded a significant charge to earnings for the fourth quarter of 2010 because our long-lived assets were impaired and we may in the future be required to record significant charges to earnings if our long lived assets or goodwill become impaired.

We are required to review long-lived assets for impairment whenever events or circumstances suggest that long-lived assets may not be recoverable. Events or circumstances that might trigger an impairment analysis include significant declines in freight rates or the market value or physical condition of our vessels, significant decreases in charter rates, or the existence of operating or cash flow losses associated with the use of our vessels. Once a triggering event or circumstance arises, we perform an impairment analysis. If the carrying value of our vessels or other long-lived assets exceeds the forecasted undiscounted cash flows for such assets, we are required to write down the carrying value of the assets to the estimated fair value. If we were to determine that our long-lived assets are impaired, we would be required to record a significant charge to earnings in our financial statements.

Based on our impairment analyses performed at year-end 2010, management concluded that events and circumstances during the fourth quarter of 2010 suggested a possible impairment of our long-lived assets. As a result, we performed an impairment assessment of our long-lived assets. The significant factors and assumptions we used in estimating undiscounted cash flows included revenues, cargo volumes, capital expenditures, and operating expenses. We based our revenue assumptions on a number of factors estimated over the remaining life of our vessels, including historical and projected freight and charter rates, current market conditions and the age of our vessels. We estimated operating expenses using an annual escalation factor. Our historical experience with the shipping industry also confirmed our assumptions and estimates. At December 31, 2010, we recognized a noncash impairment charge of $201.7 million, which reduced our net fixed assets at December 31, 2010 by an equal amount.

The assumptions and estimates we used in our impairment analysis are highly subjective and could be negatively affected by further declines in freight or charter rates or in the market value of vessels or other factors, which could require us to record additional material impairment charges in future periods.

Goodwill is required to be tested for impairment at least annually or when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of goodwill may not be recoverable include a decline in stock price and market capitalization and other materially adverse events. Our most recent tests did not indicate any impairment of goodwill because the reporting units had negative carrying amounts. Under current accounting guidance an entity can assert that a reporting unit is not required to perform Step 2 because the carrying amount of the reporting unit is zero or negative despite the existence of qualitative factors that indicate the goodwill is more likely than not impaired. In December 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-28, "*When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)*", to change *FASB Accounting Standards Codification* ("ASC") Topic 350 – *Intangibles – Goodwill and Other.* The amendments in this update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts and are effective for the quarter ending March 31, 2011. We are assessing the potential impact of this new guidance on our consolidated financial statements which could result in an impairment of our goodwill. As of December 31, 2010, our net fixed assets were $576.3 million and our goodwill was $8.4 million. In the period of adoption of this guidance, any impairment of goodwill will be charged to shareholders' equity.

We are subject to regulation and liability under environmental laws that could require significant expenditures and adversely affect our financial condition, results of operations and cash flows.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted, which could limit our ability to do business, cause us to incur the costs of retrofitting our vessels or result in financial penalties, thereby adversely affecting our financial condition, results of operations and cash flows.

We are required by various governmental and quasi-governmental agencies and other regulatory authorities to obtain permits, licenses and certificates in connection with our operations. Some countries in which we operate have laws that restrict the carriage of cargoes depending on the registry of a vessel, the nationality of its crew and prior and future ports of call, as well as other considerations relating to particular national interests. We cannot assure you that any failure to comply with these requirements would not have a material adverse effect on our results of operations.

Failure to comply with international safety regulations could subject us to increased liability, adversely affect our insurance coverage and result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements of the IMO's International Safety Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Any material failure to comply with the ISM Code could subject us to increased liability, could invalidate existing insurance or decrease available insurance coverage for the affected vessels and could result in a denial of access to or detention in certain ports, all of which could materially and adversely affect our results of operations and liquidity. Our owned vessels and Roymar, the technical manager for our vessels, are ISM Code certified. However, we cannot assure you that such certification will be maintained.

The shipping industry has inherent operational risks, which may not be adequately covered by insurance.

The operation of any oceangoing vessel carries with it an inherent risk of marine disaster, environmental mishap and collision or property loss. In the course of operating a vessel, marine disasters such as oil spills and other environmental mishaps, cargo loss or damage, business interruption due to political developments, labor disputes, strikes and adverse weather conditions could result in loss of revenues, liabilities or increased costs. We transport bulk cargoes such as fertilizer, salt and coal which, if not transported properly, could pose a risk to our vessels and to the environment. We cannot assure you that any insurance we maintain would be sufficient to cover the cost of damages or the loss of income resulting from a vessel being removed from operation or that any insurance claims would be paid or that insurance will be obtainable at reasonable rates in the future. Any significant loss or liability for which we are not insured, or for which our insurers fail to pay us, could have a material adverse effect on our financial condition. In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

Compliance with environmental and other laws and regulations could adversely affect our business.

Extensive and changing environmental protection and other laws and regulations directly affect the operation of our vessels. These laws and regulations take the form of international conventions and agreements, including the IMO conventions and regulations and the International Convention for the Safety of Life at Sea, or SOLAS, which are applicable to all internationally trading vessels, and national, state and local laws and regulations, all of which are amended frequently. Under these laws and regulations, various governmental and quasi-governmental agencies and other regulatory authorities may require us to obtain permits, licenses and certificates in connection with our operations. Some countries in which we operate have laws that restrict the carriage of cargoes depending on the registry of a vessel, the nationality of its crew and prior and future ports of call, as well as other considerations relating to particular national interests. Changes in governmental regulations and safety or other equipment standards may require unbudgeted expenditures for alterations, drydocking or the addition of new equipment for our vessels. Port authorities in various jurisdictions may demand that repairs be made before allowing a vessel to sail, even though that vessel may be certified as "in class" and in compliance with all relevant maritime conventions. Compliance with these laws and regulations may require significant expenditures, including expenses for ship modifications and changes in operating procedures or penalties for failure to comply with these laws and regulations, which could adversely affect our results of operations.

Pursuant to regulations promulgated by the U.S. Coast Guard, responsible parties (as defined in such regulations) must establish and maintain evidence of financial responsibility. The P&I Associations, which historically provided shipowners and operators financial assurance, have refused to furnish evidence of insurance to responsible parties, and therefore responsible parties have obtained financial assurance from other sources at additional cost, including evidence of surety bond, guaranty or self-insurance. Any inability on our part to continue to comply with these Coast Guard regulations would have a material adverse effect on our results of operations.

Port state authorities in general and in certain jurisdictions in particular have become more active in inspecting older vessels visiting their ports and, in certain instances, demanding that repairs be made before allowing a vessel to sail, even though that vessel may be fully insured, in class and in compliance with all relevant maritime conventions including SOLAS. Vessels under certain flags are more likely to be subject to inspections by the Port state authorities. Additional expenses may be incurred for unscheduled repairs mandated by port state authorities.

The IMO has adopted regulations that are designed to reduce oil pollution in international waters. In complying with U.S. Oil Pollution Act of 1990, or OPA 90, and IMO regulations and other regulations that may be adopted, shipowners and operators may be forced to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Additional laws and regulations may be adopted that could have a material adverse effect on our results of operations. In the United States and in other countries where we operate, we are subject to various federal, state or local environmental laws, ordinances and regulations and may be required to clean up environmental contamination resulting from a discharge of oil or hazardous substances, such as a discharge of fuel. We also may be held liable to a governmental entity or to third parties in connection with the contamination. These laws typically impose cleanup responsibility. Liability under these laws has been interpreted to be strict, joint and several, and subject to very limited statutory defenses. The costs of investigation, remediation or removal of such substances and damages resulting from such releases could be substantial and could adversely affect our results of operations.

If we have U.S. source income, we will have to pay U.S. federal income tax on it, which would reduce our earnings.

Under the Internal Revenue Code, 50% of the gross shipping income of a corporation that owns or charters vessels that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source transportation income. Our U.S. source transportation income will be subject to either a 4% U.S. federal income tax without allowance for any deductions or, if such income is effectively connected with business in the United States, a net basis tax at regular graduated U.S. federal income tax rates, and, possibly, an additional 30% branch profits tax on our effectively connected earnings and profits, unless an exemption is available.

We currently qualify for exemption under Section 883 of the Internal Revenue Code, because we and our subsidiaries currently are incorporated in jurisdictions that satisfy the country of organization requirement and we satisfy the publicly traded test by virtue of our Class A ordinary being primarily traded on the Nasdaq Global Select Market. Furthermore, the aggregate ownership of all non-qualified 5% shareholders is less than 50% of the total value of the Class A ordinary shares. If at any time we fail to satisfy the publicly traded test and we were unable to qualify for another applicable exemption, our U.S. source shipping income would be subject to U.S. federal income tax.

Our ability to continue to qualify for the exemption depends on circumstances related to the ownership of our ordinary shares that are beyond our control and on interpretations of existing regulations of the U.S. Treasury Department. In particular, if 50% or more of our Class A ordinary shares are held by one or more non-qualified U.S. shareholders, each of whom owns 5% or more of the shares, the exemption would not be available. We estimate that as of February 28, 2011, non-qualified U.S. shareholders who own 5% or more of our shares owned an aggregate of 29.7% of our Class A ordinary shares. We cannot assure you that we will qualify for exemption under Section 883 in the future.

Changes in the Internal Revenue Code, Treasury regulations or the interpretation thereof by the Internal Revenue Service or the courts could also adversely affect our ability to take advantage of the exemption under Section 883.

We may be treated as a passive foreign investment company in the future, which would result in adverse tax consequences to holders of our Class A ordinary shares.

Based upon the nature of our current and projected income, assets and activities, we do not believe that we are, and we do not expect the Class A ordinary shares to be considered shares of, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, the determination of whether the Class A ordinary shares constitute shares of a PFIC is a factual determination made annually, and we cannot assure you that we will not be considered a PFIC in the future. If we were treated as a PFIC, a holder of our Class A ordinary shares would be subject to special rules with respect to any gain realized on the sale or other disposition of the Class A ordinary shares and any "excess distribution" by us to the holder (generally, any distribution during a taxable year in which distributions to the holder on the Class A ordinary shares exceed 125% of the average annual taxable distribution the holder received on the Class A ordinary shares during the preceding three taxable years or, if shorter, the holder's holding period for the Class A ordinary shares). Under those rules, the gain or excess distribution would be allocated ratably over the holder's holding period for the Class A ordinary shares, the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, the amount allocated to each other year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

The majority of our revenue is derived from operations outside the United States and may be adversely affected by actions taken by foreign governments or other forces or events over which we have no control.

We derive a significant portion of our voyage revenue from operations in Latin America, Asia, Africa and the Middle East. Our profitability may be affected by changing economic, political and social conditions in these regions. In particular, our operations may be affected by war, terrorism, expropriation of vessels, the imposition of taxes, increased regulation or other circumstances, any of which could reduce our profitability, impair our assets or cause us to curtail our operations. The economies of the Latin American countries where we conduct operations have been volatile and subject to prolonged, repeated downturns, recessions and depressions. Adverse economic or political developments or conflicts in these countries could have a material adverse effect on our operations.

Foreign currency exchange rates may adversely affect our results.

We are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates. During 2010, we incurred approximately 9% of our operating expenses in currencies other than U.S. dollars. At December 31, 2010, approximately 5% of our outstanding accounts payable were denominated in currencies other than U.S. dollars. As a result, if the U.S. dollar weakens in relation to the currencies of the countries where we incur expenses, our U.S. dollar reported expenses will increase and our income will decrease. Changes in the relative values of currencies occur from time to time and may, in some instances, have a significant effect on our operating results.

Acts of piracy on ocean-going vessels have increased recently in frequency and magnitude, which could adversely affect our business.

During the past few years, acts of piracy have risen steeply. While international efforts have been and continue to be made to prevent them, acts of piracy continue to occur, particularly off the coast of Somalia in the Gulf of Aden and in the South China Sea. If piracy attacks occur in regions in which our vessels are deployed that become characterized by insurers as "war risk" zones or "war and strikes" listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain.

Crew costs, including those due to employing on-board security guards, could increase in such circumstances. In addition, while we believe the time charterer remains liable for charter payments when a vessel is seized by pirates for the period specified in the charter agreement, the charterer may dispute this belief and withhold charter fees until the vessel is released. A charterer also may claim that a vessel seized by pirates was not "on-hire" for a certain number of days and that it is therefore entitled to cancel the charter, a claim that we would dispute. The detention of any of our vessels hijacked as a result of an act of piracy and any unrecoverable costs, increases in insurance premiums payable, or losses due to the unavailability of insurance coverage, could have a material adverse impact on our financial condition, results of operations and cash flows.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance program, we cannot assure you that our internal control policies and procedures always will protect us from acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations.

Marine claimants could arrest our vessels, which could damage our on-time performance reputation and result in a loss of cash flow.

Under general maritime law in many jurisdictions, crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagors, suppliers of fuel, materials, goods and services to a vessel and shippers and consignees of cargo may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many circumstances, a maritime lien holder may bring an action to enforce its lien by "arresting" a vessel. In some jurisdictions, under the "sister ship" theory of liability, a claimant may arrest not only the vessel subject to the claimant's maritime lien, but also any "associated" vessel owned or controlled by the legal or beneficial owner of that vessel. The arrest of one or more of our vessels could result in a loss of cash flow or require us to pay substantial amounts to have the arrest lifted. Any interruption in our sailing schedule and our on-time performance could adversely affect our customer relationships.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, however, governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our cash flows and results of operations.

RISKS RELATED TO OUR INDEBTEDNESS

We have substantial indebtedness, which could adversely affect our financial health.

Giving effect to the amendments to our various credit facilities we had $332.4 million in aggregate principal amount of indebtedness outstanding as of January 28, 2011. We incurred an additional $7.4 million of indebtedness in connection with the delivery of a new vessel in February 2011, and we expect to incur an additional $7.4 million of indebtedness within the next six months. Our indebtedness could have important consequences including:

- making it more difficult for us, or making us unable, to pay dividends on preference shares;
- increasing our vulnerability to general adverse economic and industry conditions by making it more difficult for us to react quickly to changing conditions;

- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and other general corporate requirements; and
- requiring us to use a substantial portion of our cash flow from operations for the payment of debt service, which would reduce our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements.

Financial covenants in our credit facilities require us to maintain specified financial ratios and satisfy financial covenants.

Our credit facilities contain financial covenants that require us to maintain certain levels of cash flow, collateral value and liquidity. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate and decreases in the market values of our vessels, may affect our ability to comply with these covenants. Unless the Baltic Dry Index, and in particular the freight and charter rates that we are able to obtain, strengthen significantly in the near future, it is likely that by June 30, 2011 we would fail to meet the tests under certain of these financial covenants and that we would need to enter into further negotiations with our lenders to seek further modifications of those financial covenants. Failure to meet these tests would have a material adverse affect on our business operations, financial condition, and liquidity, and would raise substantial doubt about our ability to continue as a going concern. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders would waive any failure to do so. In addition, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to satisfy our financial covenants.

If the value of the collateral securing any one of our credit facilities falls below the required level, we would be in default under that facility and as a result, in default under our other credit facilities. We also would be required to prepay the loans or provide additional collateral to the extent necessary to bring the value of the collateral as compared to the aggregate amount of the secured debt back to the required level. We cannot assure you that we would have the funds to prepay the credit facilities or that we would have sufficient unencumbered assets available as additional collateral.

A breach of any of the financial covenants would result in a default. Moreover, any acceleration of the debt outstanding under our credit facilities upon a declaration of default could result in a default under our other agreements.

We face risks related to our debt maturities, including refinancing risk.

Giving effect to the January 2011 amendments to our various credit facilities, we had $332.4 million in aggregate principal amount of indebtedness outstanding as of January 28, 2011. We incurred an additional $7.4 million of indebtedness in connection with the delivery of a new vessel in February, 2011, and we expect to incur an additional $7.4 million of indebtedness within the next six months. Approximately $134.5 million of that principal amount is payable in installments before June 30, 2014, and $212.7 million principal amount, commonly known as a "balloon payment," is due June 30, 2014 on our various credit facilities. We may not have the cash resources available to repay either the installment payments or balloon payments when due. In order to pay the balloon payments, we will have to raise funds either through the issuance of additional equity, additional borrowings or refinancing or asset sales. We cannot assure you that we will be able to raise additional capital when needed on favorable terms or at all. To the extent we cannot refinance debt on favorable terms or at all, we may be forced to attempt to renegotiate with our lenders or to dispose of assets on disadvantageous terms, either of which would adversely affect our financial position, results of operations and cash flows.

Operating covenants in our credit facilities may restrict our business in many ways, including by limiting our current and future operations.

Our credit facilities do or may contain various operating and other covenants that significantly limit our ability and certain of our subsidiaries' ability to, among other things:

- incur additional indebtedness or issue certain capital or preferred stock;
- pay dividends on, redeem or repurchase our shares or make other restricted payments or investments;

- create certain liens;
- transfer or sell assets;
- agree to certain restrictions on the ability of restricted subsidiaries to make payments to us;
- amalgamate, merge, consolidate or sell all or substantially all of our properties and assets;
- engage in certain transactions with affiliates; and
- designate unrestricted subsidiaries.

We also may be subject to leverage, fixed charge coverage and cash balance requirements pursuant to our credit facilities. Our credit facilities may require us to make mandatory prepayment or deliver additional security in the event that the fair market value of the vessels securing these credit facilities falls below limits specified in our credit facilities.

We will require a significant amount of cash to service our debt obligations and our ability to generate sufficient cash to service our debt obligations depends upon many factors, some of which are beyond our control.

Our ability to make payments on and refinance our indebtedness and to fund working capital needs and planned capital expenditures depends on our ability to generate adequate cash flow in the future. Our ability to generate adequate cash flow is subject, to a significant degree, to general economic, financial, competitive and regulatory factors and other factors that are beyond our control, including the supply and demand for ocean shipping. Unless freight and charter rates improve significantly, we do not expect that our business will be able to generate cash flow from operations at sufficient levels. In addition, our cash and working capital needs might increase for various reasons, including the need to drydock vessels and make upgrades to vessels.

If our cash flows and capital resources are insufficient to fund our debt service obligations and meet our other needs, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Without sufficient operating results or resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our credit facilities may restrict our ability to dispose of assets, use the proceeds from any such disposition of assets and refinance our indebtedness. We may not be able to consummate those dispositions or obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Certain portions of some of our borrowings are, and are expected to continue to be, at variable rates of interest and expose us to interest rate risk. Giving effect to the amendments to our various credit facilities that were effective as of January 28, 2011, approximately 39% of our loans were hedged. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed would remain the same and our net income would decrease. Pursuant to the indenture governing certain loans, we were required to enter into interest rate swaps, involving the exchange of floating for fixed rate interest payments, or other forms of derivative transactions, to reduce interest rate volatility.

The global nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of Ireland and most of our subsidiaries are incorporated under the laws of the Republic of the Marshall Islands. Our operations are conducted in countries around the world. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. We cannot assure you, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.

RISK FACTORS RELATED TO OUR CORPORATE STRUCTURE AND THE JURISDICTIONS OF INCORPORATION OF INTERNATIONAL AND THE GUARANTORS

TBSI is a holding company and depends on the ability of its subsidiaries to distribute funds to it in order to meet its financial and other obligations.

TBSI is a holding company with no significant assets other than the shares of capital stock of our subsidiaries that conduct all of our operations and own all of our vessels. TBSI derives all of its cash flow from dividends and other payments from our subsidiaries, which in turn derive all of their cash flows from payments from their direct and indirect operations. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness and our share capital. Each subsidiary is a distinct legal entity with no obligation to provide us with funds for our repayment obligations, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness or our share capital.

The laws of Ireland differ from the laws in effect in the United States.

As an Irish company, we are governed by the Irish Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders. These differences include, among others, differences relating to interested director and officer transactions and shareholder lawsuits. In addition, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against a company's directors or officers and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our ordinary shares and Series A Preference Shares may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

We have relied, and will continue to rely, to a significant degree upon affiliated service companies.

We have relied upon and will continue to rely upon TBS Commercial Group and Beacon Holdings Ltd., both affiliated service companies, for agency services that are critical to our business. These companies employ sales and customer service professionals who meet with shippers and consignees to anticipate the needs and address the concerns of our customers. Our business, results of operations and liquidity may be materially adversely affected if we lose our relationship with TBS Commercial Group or Beacon Holdings Ltd., or if they become unable to perform these services or their key employees leave their respective company.

TBS Commercial Group is a privately held company, and there is little or no publicly available information about it.

The ability of TBS Commercial Group and Beacon Holdings Ltd. to continue providing critical services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair their financial strength and, because TBS Commercial Group and Beacon Holdings Ltd. are privately held, it is unlikely that information about their financial strength would become public. As a result, a holder of our shares might have little advance warning of problems affecting TBS Commercial Group and Beacon Holdings Ltd., even though these problems could have a material adverse effect on us.

The interests of certain shareholders that own a significant number of our shares could be adverse to your interests as a public shareholder.

Certain of our shareholders who own a significant number of our shares control TBS Commercial Group and Beacon Holdings Ltd. It is possible that these shareholders could use their relationship with us and their control over TBS Commercial Group or Beacon Holdings Ltd. to shift revenues and operating income from us to TBS

Commercial Group or Beacon Holdings Ltd. for their individual benefit and contrary to the interests of our public shareholders. For example, these individuals could cause us to pay above-market fees to TBS Commercial Group or Beacon Holdings Ltd. or to permit TBS Commercial Group or Beacon Holdings Ltd. to take advantage of corporate opportunities. We cannot assure you that these potential conflicts of interest will be handled in the best interests of our public shareholders.

Legislative or regulatory action could materially and adversely affect us.

Our tax position could be adversely affected by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof by any tax authority. For example, legislative proposals have been introduced in the U.S. Congress that, if enacted, could override tax treaties upon which we expect to rely, or could change the circumstances under which we would be treated as a U.S. person for U.S. federal income tax purposes, each of which could materially and adversely affect our effective tax rate and require us to take further action, at potentially significant expense, to seek to preserve our effective tax rate. We cannot predict the outcome of any specific legislative proposals. However, if proposals were enacted limiting our ability as an Irish company to take advantage of the tax treaties between Ireland and the United States, we could be subjected to increased taxation and/or potentially significant expense. In addition, any future amendments to the current income tax treaties between Ireland and other jurisdictions, including the United States, could subject us to increased taxation and potentially significant expense. Also, various U.S. federal and state legislative proposals have been introduced or enacted in recent years that deny government contracts to certain U.S. companies that reincorporate or have reincorporated outside the United States. While we are not a company that was a U.S. company that moved outside the United States, our status as an Irish company may not eliminate the risk that these contract bans and other legislative proposals could be enacted in a way to affect us.

As an Irish company, we are required to comply with numerous Irish and European Union legal requirements. Compliance with the laws and regulations of Ireland and the European Union may have a material and adverse effect on our financial condition and results of operations.

It may be difficult for shareholders to enforce judgments against International or its directors and executive officers.

It may not be possible to enforce court judgments obtained in the United States against International in Ireland, based on the civil liability provisions of the U.S. federal or state securities laws. One of TBSI's directors is not a resident of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against TBSI or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland or in countries other than the United States where we have assets.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Our fleet is described in "Item 1. Business - Fleet Overview". All of our vessels are mortgaged to secure our credit facilities.

At December 31, 2010 we leased four properties, which are used by TBSI's service company subsidiaries, TBS Shipping Services and its subsidiaries, and Roymar for the administration of their operations. Our principal office, which is leased through our subsidiary TBS Shipping Services, is located in Yonkers, New York and is approximately 15,000 square feet. The office space is leased from our chairman and chief executive officer. A lease renewal option was exercised on December 1, 2010 extending the lease until December 31, 2011 at a lower monthly rent of $10,000 plus operating expenses including real estate taxes. The lease can be renewed for three additional one-year periods at a monthly rent of $20,000 plus operating expenses including real estate taxes. We also leased 7,232 square feet of office space used by our TBS Houston office that is located in Houston, Texas. The lease, which runs from October 1, 2009 to September 30, 2014, provides for monthly rent of $8,255 through October 2011, after which monthly rent increases to $8,463 through October 2012, $8,677 through October 2013 and $8,898 through October 2014. We lease a 40,000 square feet warehouse located in Houston, Texas pursuant to a lease agreement expiring June 30, 2012. On November 1, 2010, the entire warehouse was sub-leased to a third party at the same monthly rental that we are obligated to pay under the lease. Under the sub-lease, which expires June 30, 2012, the monthly rent payable is $22,400 through June 2011 and $22,800 through June 2012.

We lease approximately 12,520 square feet of office space located in Scarsdale, New York at a monthly rent of approximately $20,867 plus an additional charge for real estate tax escalations. The lease expires on December 1, 2011.

We believe that our facilities are generally adequate for current and anticipated future use.

ITEM 3. LEGAL PROCEEDINGS.

We are periodically a defendant in cases involving personal injury, property damage claims and other matters that arise in the normal course of business. While any pending or threatened litigation has an element of uncertainty, we believe that the legal proceedings pending against us, individually or in the aggregate, will not materially adversely affect our consolidated financial position, results of operations or cash flows.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

MARKET INFORMATION

During 2010, the Class A common shares of TBS International Ltd. traded on the NASDAQ Global Select Market ordinary shares under the symbol "TBSI". Our Class A ordinary shares began to trade on the NASDAQ Global Select Market under the same symbol on January 7, 2010. Our Class B ordinary shares and Series B preference shares are not publicly traded. We refer to both the Class A common shares and Class A ordinary shares as our "Class A ordinary shares".

The following table sets forth, for the periods indicated, the high and low prices for the Class A ordinary shares as reported on the NASDAQ Global Select Market:

	Price of one TBSI Ordinary Share	
Year Ended December 31, 2010	**HIGH**	**LOW**
Fourth Quarter	$ 5.57	$ 2.71
Third Quarter	$ 6.79	$ 5.25
Second Quarter	$ 8.97	$ 6.07
First Quarter	$ 7.70	$ 5.21

	Price of one TBSI Common Share	
Year Ended December 31, 2009	**HIGH**	**LOW**
Fourth Quarter	$ 9.97	$ 7.17
Third Quarter	$ 9.78	$ 6.15
Second Quarter	$ 11.90	$ 6.35
First Quarter	$ 13.95	$ 5.04

The graph and accompanying table below sets forth, for the periods shown, a comparison of the change in the cumulative total shareholder return on the Class A ordinary shares against the cumulative total return of the NASDAQ Composite Index, a broad-based market index, and the NASDAQ Transportation Index, a peer group of common stocks of companies in the transportation industry, assuming an initial investment of $100. Such returns are based on historical results and are not intended to suggest future performance.



$350
$300
$250
Dollars
$200
$150
$100
$50
$-
December 31, 2006
December 31, 2007
December 31, 2008
December 31, 2009
December 31, 2010
Years
TBSI
NASDAQ Composite Index
NASDAQ Transportation Index

	Cumulative Return Comparison				
	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010
TBS International plc ("TBSI")	86.11	325.71	98.82	72.41	28.57
NASDAQ Transportation Index	124.67	129.06	90.98	94.20	123.68
NASDAQ Composite Index	117.42	128.94	76.67	110.32	128.97

HOLDERS

As of March 2, 2011, there were 7,131 holders of record of our Class A ordinary shares, 12 holders of record of our Class B ordinary shares, and 3 holders of our Series B preference shares.

Dividend and Dividend Policy

Distributions made by us will generally be subject to dividend withholding tax at Ireland's standard rate of income tax (currently 20%). For dividend withholding tax purposes, a dividend includes any distribution made by TBS International plc to its shareholders, including cash dividends, non-cash dividends and additional stock or units taken in lieu of a cash dividend. TBS International plc is responsible for withholding dividend withholding tax and forwarding the relevant payment to the Irish Revenue Commissioners.

U.S. Holders

Dividends paid to U.S. residents will not be subject to Irish dividend withholding tax provided that:

- in the case of shareholders who hold TBS International plc shares beneficially through banks, brokers, trustees, custodians or other nominees, which in turn hold those shares through DTC, the address of the beneficial owner in the records of his or her broker is in the United States and this information is provided by the broker to the qualifying intermediary of TBS International plc; or
- in the case of other shareholders, the shareholder has provided to the transfer agent of TBS International plc a valid W-9 showing either a U.S. address or a valid taxpayer identification number.

Irish income tax may also arise with respect to dividends paid on the ordinary shares of TBS International plc. A U.S. resident who meets one of the exemptions from dividend withholding tax described above and who does not hold shares in the Company through a branch or agency in Ireland through which a trade is carried on generally will not have any Irish income tax liability on a dividend paid by TBS International plc. In addition, if a U.S. shareholder is subject to the dividend withholding tax, the withholding payment discharges any Irish income tax liability, provided the shareholder furnishes to the Irish Revenue authorities a statement of the dividend withholding tax imposed.

While the U.S./Ireland Double Tax Treaty contains provisions regarding withholding tax, due to the wide scope of the exemptions from dividend withholding tax available under Irish domestic law, in general it would be unnecessary for a U.S. resident shareholder to rely on the treaty provisions.

Relevant territory holders

Dividends paid to "relevant territory" residents will not be subject to Irish Dividend Withholding Tax ("DWT") provided that the holders have filed the relevant Irish DWT exemption forms, in the case of shares held directly, with the company or its transfer agent, and, in the case of shares held beneficially through DTC, with their broker who then transmits the forms to the Company.

Equity Compensation Plans

Information regarding our equity compensation plans as of December 31, 2010 is disclosed in "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and in "Note 15 – Stock Plans" to our consolidated financial statements.

Irish Restrictions on Import and Export of Capital

The Financial Transfers Act 1992 provides that the Irish Minister of Finance can make provision for the restriction of financial transfers between Ireland and other countries. For the purposes of this Act, "financial transfers" include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities if they had been made between Member States of the Communities. This Act has been used by the Minister of Finance to implement European Council Directives, which provide for the restriction of financial transfers to certain countries, organizations and people including Belarus, Burma/Myanmar, Democratic People's Republic of Korea, Democratic Republic of Congo, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Republic of Serbia, Slobodan Milosevic and associated persons, Somalia, Sudan, Osama Bin Laden, Al-Qaeda and the Taliban of Afghanistan, Uzbekistan and Zimbabwe.

Irish Taxation

TBS International plc, the successor issuer to TBS International Limited, is incorporated in Ireland. TBS International plc as a separate entity is subject to tax in Ireland on its worldwide income and gains at 25% with the exception of dividend income received from its subsidiaries that are sourced from active trading profits, which is subject to tax in Ireland at 12.5%. TBS International plc should be considered an investment company for Irish tax purposes and should be allowed to deduct expenses of management against its income and gains. However, as it is not anticipated that TBS International plc will receive any significant dividends from its subsidiaries in the foreseeable future it is not expected that TBS International plc will have any material income subject to Irish taxation.

ITEM 6. SELECTED FINANCIAL DATA.

The selected historical consolidated financial data presented below should be read in conjunction with the consolidated financial statements and notes thereto and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations", included in this Report.

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except for share and per share amounts)				
Revenue					
Voyage revenue	$ 295,830	$ 247,980	$ 518,907	$ 261,509	$ 187,147
Time charter revenue	105,824	51,201	83,883	88,365	63,114
Logistics revenue (1)	9,479	2,689	7,000	668	
Other revenue	700	646	1,843	2,379	1,460
Revenue	411,833	302,516	611,633	352,921	251,721
Operating expenses					
Voyage	144,533	113,084	172,929	89,241	81,389
Logistics (1)	6,543	2,193	5,717	557	-
Vessel	120,769	104,046	110,354	85,958	63,205
Depreciation of vessels and other fixed assets	103,637	95,870	73,479	36,022	29,867
General and administrative	49,357	37,265	39,879	38,703	27,256
Loss (gain) from sale of vessels (2)	5,154			814	(2,180)
Vessels impairment (3)	201,700				
Total operating expenses	631,693	352,458	402,358	251,295	199,537
(Loss) income from operations	(219,860)	(49,942)	209,275	101,626	52,184
Other (expenses) and income					
Interest expense	(27,486)	(17,119)	(17,228)	(10,394)	(11,577)
Other income	(216)	21	2,048	983	1,810
(Loss) on early extinguishment of debt (4)	(200)		(2,318)		(3,357)
Gain on sale and insurance recovery of vessel (5)				6,034	
Total other (expenses) and income	(27,902)	(17,098)	(17,498)	(3,377)	(13,124)
Net (loss) income	(247,762)	(67,040)	191,777	98,249	39,060
Less: Net (loss) attributable to noncontrolling interest	(2,496)				
Net (loss) income attributable to TBS International plc	$ (245,266)	$ (67,040)	$ 191,777	$ 98,249	$ 39,060
Net (loss) income per ordinary share					
Basic (6)	$ (8.12)	$ (2.25)	$ 6.53	$ 3.49	$ 1.39
Diluted (6)	$ (8.12)	$ (2.25)	$ 6.53	$ 3.49	$ 1.39
Weighted average ordinary shares outstanding					
Basic (6)	30,217,210	29,843,566	29,263,292	28,029,340	27,998,843
Diluted (6)	30,217,210	29,843,566	29,263,292	28,029,340	27,998,843

	December 31,				
	2010	2009	2008	2007	2006
	(In thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 18,976	$ 51,040	$ 131,150	$ 30,498	$ 12,007
Working capital	(299,616)	(285,823)	104,311	1,744	(3,816)
Total assets	686,321	953,588	1,041,685	559,113	403,091
Total Debt	332,259	351,247	383,074	180,166	125,804
Obligations under capital leases, including current portion					21,355
Total shareholders' equity	296,874	537,728	598,296	319,563	223,604

	Year Ended December 31,				
	2010	2009	2008	2007	2006
Other Operating Data:					
Controlled vessels (at end of period) (7)	49	48	47	36	34
Chartered vessels (at end of period) (8)	3			1	1
Voyage Days (9)	11,435	11,470	14,904	11,868	12,119
Vessel days (10)	18,359	17,567	16,337	13,236	12,701
Tons of cargo shipped (in thousands)	10,329	8,788	9,315	6,621	4,368
Revenue per ton (11)	$ 28.64	$ 28.22	$ 55.70	$ 39.49	$ 42.85
Tons of cargo shipped, excluding aggregates (in thousands) (12)	4,706	4,727	5,109	3,447	3,227
Revenue per ton, excluding aggregates (11) (12)	$ 54.30	$ 45.36	$ 88.08	$ 68.79	$ 54.67
Chartered -out days	5,818	4,733	3,004	3,659	4,301
Chartered -out rate per day	$ 18,189	$ 10,818	$ 27,924	$ 24,150	$ 14,674

(1) Represents revenue and related costs for cargo and transportation management services.

(2) Represents a 2010 loss of $5.2 million on the sale of the *Savannah Belle*, a 2007 loss of $0.8 million on the sale of the *Maya Princess* and a 2006 gain of $2.2 million on the sale of the *Dakota Belle*.

(3) Based on our evaluation of the events and circumstances surrounding the valuation of our vessels during the fourth quarter of 2010 including continued significant declines in freight and charter rates and decreases in vessel values, we conducted an impairment analysis of our long-lived assets as of December 31, 2010. Based on our analysis, a $201.7 million noncash impairment on our vessels was recorded at December 31, 2010. Basic and diluted earnings per ordinary share for the year ended December 31, 2010 decreased $6.67 as a result of the noncash impairment charge.

(4) The 2010 loss on extinguishment of debt represents the write off of unamortized deferred financing costs for the Bank of America ("BOA") Credit Facility made in connection with the final loan amendments and waivers to our credit facilities. The 2008 loss on extinguishment of debt represents the write off of unamortized deferred finance costs in connection with the March 2008 refinancing of the Bank of America credit facility. The 2006 loss on early extinguishment of debt represents the write-off of unamortized debt finance costs of $1.3 million and the payment of loan prepayment fees of $2.1 million when we repaid most of our then existing credit facilities in July 2006.

(5) We recognized a gain on the sale and insurance recovery of the *Huron Maiden*. The vessel was severely damaged in a grounding accident on an uncharted rock while on passage near Indonesia in March 2007. The vessel was declared a constructive total loss, and we received a net insurance recovery of $8.0 million, after a scrap value credit of $2.0 million. We then sold the vessel for scrap for $2.8 million. After expenses in connection with the accident and sale of the vessel of approximately $1.2 million, we realized a net gain on the casualty and sale of the vessel of approximately $6.0 million.

(6) In 2009, we adopted the applicable provisions of FASB ASC Topic 260 – *Earnings per Share* and computed earnings per ordinary share using the two-class method for participating securities and nonvested share-based payment awards that contain non-forfeitable rights to dividends. The adoption of the provisions did not have a material impact on the Company's previously issued consolidated financial statements; however, for comparability purposes, we recalculated and restated our previously reported earnings per share. Basic earnings per ordinary share for the years ended December 31, 2008, 2007 and 2006 decreased $0.02, $0.02 and $0.01, respectively, from the amounts previously disclosed in our prior filings. Diluted earnings per ordinary share for the years ended December 31, 2008 and 2007 decreased $0.01 from the amounts previously disclosed in our prior filings and there was no change for the year ended December 31, 2006.

(7) Controlled vessels are vessels that we own or charter-in with an option to purchase. As of December 31, 2010, two vessels in our controlled fleet were chartered-in with an option to purchase.

(8) Represents vessels that we charter-in under short-term charters (less than one year at the start of the charter) and charter-in of vessels under long-term charters without an option to purchase. Includes three Brazilian flagged vessels chartered in under a bareboat charter through our joint venture Log-Star as of December 31, 2010.

(9) Represents the number of days controlled and time-chartered vessels were operated by us, excluding off-hire days.

(10) Represents the number of days that relate to vessel expense for controlled and time-chartered vessels. Vessel expense relating to controlled vessels is based on a 365-day year. Vessel expense relating to chartered-in vessels is based on the actual number of days we operated the vessel, excluding off-hire days.

(11) Revenue tons is a measurement on which shipments are freighted. Cargoes are rated as weight (based on metric tons) or measure (based on cubic meters); whichever produces the higher revenue will be considered the revenue ton.

(12) Aggregates represent high-volume, low-freighted cargo. Including aggregates, therefore, can overstate the amount of tons that we carry on a regular basis and reduce our revenue per ton. We regularly carried aggregates in all years represented in the table above except 2005 when we temporarily suspended the transport of aggregates. We believe that the exclusion of aggregates better reflects our cargo shipped and revenue per ton data for our principal services.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

The following is a discussion of our financial condition at December 31, 2010 and 2009 and our results of operations comparing the years ended December 31, 2010 and 2009 and years ended December 31, 2009 and 2008. You should read this section in conjunction with our consolidated financial statements, including the related notes to those financial statements included elsewhere in this Annual Report.

OVERVIEW

We are an ocean transportation services company that provides worldwide shipping solutions to a diverse client base of industrial shippers. We operate liner, parcel and bulk services and vessel chartering supported by a fleet of multipurpose tweendeckers and handysize/handymax bulk carriers. We differentiate ourselves from traditional dry cargo shipping companies by offering our Five Star Service: ocean transportation, projects, operations, port services, and strategic planning.

We have a strong position in various trade lanes in the Far East, South America, North America, the Caribbean, the Middle East and Africa. We offer our services globally in more than 20 countries to over 300 customers through a network of affiliated service companies.

Our financial results are largely driven by the following factors:

- macroeconomic conditions in the geographic regions where we operate;
- general economic conditions in the industries in which our customers operate;
- the availability of liquidity and credit to fund our suppliers' and customers' businesses;
- changes in our freight and sub-time charter rates - rates we charge for vessels we charter out - and, in periods when our voyage and vessel expenses increase, our ability to raise our rates to pass such cost increases through to our customers;
- the extent to which we are able to efficiently utilize our controlled fleet and optimize its capacity; and
- the extent to which we can control our fixed and variable costs, including those for port charges, stevedore and other cargo-related expenses, fuel, and commission expenses.

Freight voyage rates were almost flat in 2010 as compared to 2009; however, we were able to take advantage of the availability of our vessels to serve the time charter market where the rates were higher in 2010 as compared to 2009. Towards the end of 2010, a combination of factors such as bad weather and natural disasters worldwide dampened any hopes of recovery. These factors continue to adversely affect our revenues, market values of our vessels, and our ability to maintain financial ratios as required by our credit facilities. In early 2011, we have experienced further deterioration in the daily revenue rates and we are unable to predict with any degree of certainty how global economic conditions will affect the shipping industry and us.

We took certain countermeasures in 2010 such as issuing equity to our executives and employees in lieu of cash compensation, freezing salaries, continuing our cost cutting program, negotiating loan modifications, reducing capital expenditures and continuing to scale back our accelerated steel renewal and reinforcement program. We plan to continue and intensify these efforts.

GOING CONCERN

With the consent of our lenders, in September 2010, we ceased paying installments of principal due on our indebtedness. Our lenders agreed not to take any action as a result while we collectively sought to negotiate new terms of our existing debt. Effective January 28, 2011, we and our lenders agreed on a restructuring of our debt repayment schedules and modifications of the covenants under our credit facilities, and our lenders agreed to waive any existing defaults under those agreements. Our lenders, as a condition to the restructuring of our credit facilities, required three significant shareholders who also are key members of our management to agree to provide up to $10.0 million of new equity in the form of Series B Preference Shares.

Starting in late May 2010, the Baltic Dry Index, which measures the demand for shipping capacity versus the supply of dry bulk carriers, started to decline dramatically from a high of 4,209 on May 26, 2010 to a recent low of 1,043 on February 4, 2011. Our management believes that there are many reasons for this decline, including the large amount of additional tonnage from recent newbuilds in all vessel sizes as well as natural occurrences that significantly depressed the amount of available cargoes, such as the harsh summer in the grain growing regions of Russia and Ukraine and the recent devastating floods in Australia and Brazil. As a direct result of this imbalance of supply and demand, freight rates across the ocean shipping industry in all vessel sizes have declined dramatically as owners and charterers compete for cargoes. The reduction in our freight rates in this market environment has directly and adversely affected our revenues and cash flows and caused us to enter into negotiations with our lenders to seek modifications of certain financial covenants in our credit facilities. In addition, oil prices recently have spiked as a result of turmoil in certain key oil producing nations in the Middle East and North Africa.

We currently are in compliance with all financial covenants relating to our debt. However, absent waivers, we would not have been in compliance with loan to value requirements on the Credit Suisse and Berenberg credit facilities as of December 31, 2010. Due to the continuing imbalance of supply and demand, we are operating at freight and charter rates that would cause us to fail to comply with certain financial covenants in our credit facilities, even as recently modified. Unless the Baltic Dry Index, and in particular the freight and charter rates that we are able to obtain, strengthen significantly in the near future, it is likely that by June 30, 2011 we would fail to meet the tests under certain of our financial covenants and that we would need to enter into further negotiations with our lenders to seek further modifications of those financial covenants. Failure to meet these tests would have a material adverse affect on our business operations, financial condition, and liquidity, and would raise substantial doubt about our ability to continue as a going concern.

We cannot assure you that our lenders would be willing to negotiate further changes to our financial covenants if necessary due to any failure of our freight and charter rates to improve significantly in the near term. In those circumstances, our lenders could declare the outstanding principal of all of our debt to be due and payable immediately and seek foreclosure upon all of our vessels and any other collateral securing our debt, and we would be required to seek protection under applicable bankruptcy laws.

Generally accepted accounting principles require that long-term debt be classified as a current liability when either a covenant violation that gives the lender the right to call the debt has occurred at the balance sheet date or such a covenant violation would have occurred absent a waiver of the covenant and, in either case, it is probable that the covenant violation will not be cured within the next 12 months. Accordingly, we have classified our long term debt as a current liability in our consolidated balance sheet at December 31, 2010. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

NEW VESSEL CONSTRUCTION

The first of six newbuild vessels was delivered in 2009; two each were delivered during 2010 and the first quarter of 2011, and the remaining vessel is expected to be delivered during the second quarter of 2011.

IMPAIRMENT

Our fleet at December 31, 2010 numbered 49 vessels. We perform impairment analyses of long-lived assets when certain triggering events occur such as significant decreases in the assets market value, significant changes in the assets' physical condition, and significant changes in the operating or cash flow losses associated with the use of the long-lived assets, combined with a history of operating or cash flow losses. Impairment is recognized when the estimate of undiscounted future cash flows expected to be generated by the asset is less than its carrying amount. Measurement of the impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Historically, both freight rates and vessel values tend to be volatile. The carrying value of our fleet may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate. Our impairment calculations contain uncertainties because they require management to make assumptions about future cash flows. These assumptions are based on historical trends as well as future expectations. While management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Based on our impairment analyses performed at year end 2010, management concluded that events and circumstances during the fourth quarter of 2010 suggested a possible impairment of our long-lived assets. As a result, we performed an impairment assessment of our long-lived assets. The significant factors and assumptions we used in estimating undiscounted cash flows included revenues, cargo volumes, capital expenditures and operating expenses. We based our revenue assumptions on a number of factors estimated over the remaining life of our vessels, including historical and projected freight and charter rates, current market conditions and the age of our vessels. We estimated operating expenses using an annual escalation factor. Our historical experience with the shipping industry also informed our assumptions and estimates. At December 31, 2010 we recognized a noncash impairment charge of $201.7 million, which reduced our net fixed assets at December 31, 2010 by an equal amount.

The assumptions and estimates we used in our impairment analysis are highly subjective and could be negatively affected by further declines in freight or charter rates, further decreases in the market value of vessels or other factors, which could require us to record additional material impairment charges in future periods. See "Summary of Critical Accounting Policies and Basis of Presentation".

As of May 31, 2010, we performed our annual impairment analysis of goodwill, which indicated that there was no impairment. Subsequent to our analysis and as of December 31, 2010, no events occurred that indicated that there was an impairment of goodwill during the year 2010. In December 2010, the FASB issued update No. 2010-28, "*When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)*", to FASB ASC Topic 350 –

Intangibles – Goodwill and Other requiring reporting units with zero or negative carrying amounts to test if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists. The new guidance must be applied for the first time during the quarter ending March 31, 2011. Our most recent tests did not indicate any impairment of goodwill because the reporting units had negative carrying amounts. Under current accounting guidance an entity can assert that a reporting unit is not required to perform Step 2 because the carrying amount of the reporting unit is zero or negative despite the existence of qualitative factors that indicate the goodwill is more likely than not impaired. We are assessing the potential impact of this new guidance on our consolidated financial statements which could result in an impairment of our goodwill which was $8.4 million at December 31, 2010. In the period of adoption of this guidance, any impairment of goodwill will be charged to shareholders' equity.

NON-GAAP FINANCIAL MEASURES

"Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") includes financial measures prepared in accordance with United States generally accepted accounting principles ("GAAP") and one non-GAAP financial measure, "Adjusted EBITDA". Adjusted EBITDA is calculated by adding to Net Income or (Loss) as presented in the Consolidated Statements of Operations:

- i) net interest expense,
- ii) income taxes,
- iii) depreciation, and amortization charges,
- iv) noncash impairment charges relating to goodwill and vessels.

This definition of Adjusted EBITDA includes an add back for noncash impairment charges relating to goodwill and vessels which may not be comparable to other definitions of EBITDA. Adjusted EBITDA should not be used as a substitute for GAAP financial measures, or considered in isolation for the purpose of analyzing our operating performance or liquidity.

We use EBITDA as a liquidity measure. We believe that EBITDA is useful to investors because our industry is capital intensive and this measure serves as an alternative indicator of our ability to satisfy our debt obligations and meet our covenant requirements (see "Note 11 – Financing" to our consolidated financial statements). Adjusted EBITDA is the starting point in calculating EBITDA as defined for covenant calculations and is calculated by adding to Adjusted EBITDA:

- i) net losses from sales of vessels,
- ii) noncash equity compensation,
- iii) losses attributable to joint-ventures (Log-Star, GAT-TBS, Panamerican Port Services, ST Logistics, and the Jamaican Mine),

and subtracting

- i) all net gains from the sales of vessels, and
- ii) any income or gains attributable to the joint-ventures listed above.

DRYDOCKING

Vessels must be drydocked twice during a five-year cycle. Excluding the three newly built vessels, our controlled fleet of 46 vessels, at December 31, 2010, would require approximately 92 drydockings over five years for an average of 18 vessels per year. The first drydocking of a newly constructed vessel, which would be a special survey of the vessel, is typically done five years after delivery of the vessel from the shipyard.

During 2010, 15 vessels, requiring approximately 1,571 metric tons of steel, were in drydock for 399 days. A summary by quarter is as follows:

	Number of vessels in drydock from previous quarter	Number of vessels entering drydock during quarter	Number of drydock days during quarter	Approximate metric tons (MT) of steel installed
Actual				
First Quarter 2010	2	2	73 days	85 MT
Second Quarter 2010		5	110 days	481 MT
Third Quarter 2010	2	3	155 days	400 MT
Fourth Quarter 2010		3	61 days	605 MT
Total for 2010		13	399 days	1,571 MT

Presented in the table below is our preliminary quarterly drydock schedule for vessels we anticipate to be in drydock during 2011, including an estimated number of drydock days and metric tons of steel renewal. Our estimates are based on current and anticipated congestion in the repair shipyards, which could be adversely affected by unanticipated inclement weather or congestion in the shipyard. Further, our drydock schedule is subject to changes based on unanticipated commercial and operational needs of our business.

	Number of vessels in drydock from previous quarter	Number of vessels entering drydock during quarter	Number of drydock days during quarter	Approximate metric tons (MT) of steel installed
Actual				
First Quarter 2011	1	5	148 days	640 MT
Second Quarter 2011	3	2	111 days	175 MT
Third Quarter 2011		4	115 days	480 MT
Fourth Quarter 2011		5	128 days	470 MT
Total for 2011		16	502 days	1,765 MT

We estimate that vessel drydockings that require less than 100 metric tons of steel renewal will take from 25 to 35 days and that vessel drydockings that require 100 to 500 metric tons of steel renewal will take from 35 to 55 days. We capitalize vessel improvements, including steel renewal and reinforcement, in connection with the first drydocking after we acquire vessels.

COMPONENTS OF REVENUE AND EXPENSE

We report our revenue as voyage revenue, reflecting the operations of our vessels that are not chartered out, and charter revenue, reflecting the operations of our vessels that have been chartered out to third parties. For voyages in progress at December 31, 2010, 2009 and 2008, we recognized voyage expense as incurred and recognized voyage revenues ratably over the length of the voyage, all in accordance with the guidance outlined in FASB ASC Topic 605 - *Revenue Recognition.* When a loss is forecast for a voyage, the full amount of the anticipated loss is recognized in the period in which that determination is made. Probable losses on voyages are provided for in full at the time such losses can be estimated. Based upon the terms of the customer agreement a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. We apply the "discharge-to-discharge" method for recognizing revenues only on customer agreements that are non-cancelable. Revenue from time charters in progress is calculated using the daily charter hire rate, net of daily expenses multiplied by the number of charter-out days that the vessel was on-hire through period end. Vessel operating expenses for both voyage and time charters are expensed as incurred.

Voyage revenue consists of freight charges paid to our subsidiaries for the transport of customers' cargo. Freight rates are set by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels. The key factors driving voyage revenue are the number of vessels in the fleet, freight voyage days, revenue tons carried and the freight rates.

Time charter revenue consists of a negotiated daily hire rate for the duration of a voyage. The key factors driving time charter revenue are the number of days vessels are chartered out and the daily charter hire rates.

Voyage expenses consist of costs attributable to specific voyages. The number of voyage days is a significant determinant of voyage expense, which primarily consists of fuel costs, commissions, port call, stevedoring and lashing materials. The costs are paid by our subsidiaries.

Vessel expenses are vessel operating expenses that consist of crewing, stores, lube oil, repairs and maintenance including registration taxes and fees, insurance and communication expenses for vessels we control, charter hire fees we pay to owners for use of their vessels. The costs are paid by our subsidiaries.

Depreciation and amortization expense is computed for vessels and vessel improvements on the remaining useful life of each vessel, which is the period from the date we put the vessel into service to the date 30 years from the time that the vessel was initially delivered by the shipyard. Drydock costs are amortized on a straight-line basis over the period through the date of the next drydocking which is typically 30 months. Other fixed assets, consisting principally of computer hardware, software and office equipment are depreciated on a straight-line basis using useful lives of from three to seven years. Grabs are depreciated on a straight-line basis using a ten year useful life. Vessel leasehold improvements, which are included with vessel improvements and other equipment, are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

Commissions on freight and port agency fees are paid to unrelated companies and TBS Commercial Group and Beacon Holdings. Management fees and commissions paid to TBS Commercial Group are fixed under agreements that are approved by our Board of Directors.

LACK OF HISTORICAL OPERATING DATA FOR VESSELS BEFORE THEIR ACQUISITION

Consistent with shipping industry practices, there is no historical financial due diligence process when we acquire secondhand vessels other than the inspection of the physical condition of the vessels and examination of classification society records. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to investors in assessing our business or profitability.

Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel and does not provide for financial information or historical results for the vessel to be made available to the buyer. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel, whether acquired with or without charter, as the acquisition of an asset rather than a business. Due to the differences between us and the prior owners of these vessels with respect to the routes we operate, the shippers and consignees we serve, the cargoes we carry, the freight rates and charter hire rates we charge and the costs we incur in operating our vessels, we believe that our operating results will be significantly different from the operating results of the vessels while owned by the prior owners.

The FASB, as outlined in ASC Topic 805 - *Business Combinations*, provides guidance for accounting for the acquisition of assets rather than a business. It states that for a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its output to customers. The purchase of a vessel alone cannot operate or generate revenue or constitute a business operation without the significant inputs and processes that we provide, as described below:

- We provide our own captains, senior officers and crew to the vessels.
- The vessels are managed by our subsidiary Roymar. All of the functions of vessel management, from technical ship management to crewing, vessel maintenance and drydocking, are conducted by Roymar, in a manner different from the prior manager, according to our standards.

- The necessary commercial activities - maintaining customer relationships, providing local teams of commercial agents and port captains, and offering transportation management skills and logistics solutions - are provided by our subsidiary TBS Shipping Services and our affiliate TBS Commercial Group.
- The vessels will operate under our trade name and carry our distinctive native peoples' naming conventions.

The revenue-producing activity of the vessels we purchase will be generated from carrying cargoes for our customers on the routes we serve. The vessels we purchase are operated by different parties than their former owners, serve different customers, carry different cargoes, charge different rates, cover different routes and, in all respects engage in a different business with different revenues, costs and operating margins. The profitable operation of the vessels we purchase will depend on our skill and expertise.

RESULTS OF OPERATIONS

Year ended December 31, 2010 compared to year ended December 31, 2009

	Year Ended December 31,					
	2010		2009		Increase (Decrease)	
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	Percentage
Voyage revenue	$ 295,830	71.8	$ 247,980	82.0	$ 47,850	19.3
Time charter revenue	105,824	25.7	51,201	16.9	54,623	106.7
Logistics revenue	9,479	2.3	2,689	0.9	6,790	
Other revenue	700	0.2	646	0.2	54	8.4
Total revenue	$ 411,833	100.0	$ 302,516	100.0	$ 109,317	36.1

Voyage revenue

To provide a more complete analysis of our operations, selected key metrics, including voyage days, revenue tons ("RT") and average freight rates are shown for all cargoes and separately, for non-aggregate cargoes and aggregate cargoes. Aggregate cargoes are high-volume, low freighted cargo consisting principally of construction materials such as crushed stone. While average freight rates on aggregate cargoes are lower than average freight rates on other types of cargoes, voyage costs are also lower resulting in comparable daily time charter equivalent rates. The table below shows key metrics related to voyage revenue:

	Year Ended December 31,		Increase (Decrease)	
	2010	2009		
Voyage Revenue (in thousands)	$ 295,830	$ 247,980	$ 47,850	19.3%
Number of vessels (1)	31	31		
Days available for hire (2)	11,711 days	11,680 days	31	0.3%
Freight voyage days (3)	11,435 days	11,470 days	(35)	(0.3)%
Revenue tons carried (thousands) (4)				
For all cargoes	10,329 RT	8,788 RT	1,541	17.5%
Other than aggregate cargoes	4,706 RT	4,727 RT	(21)	(0.4)%
Aggregate cargoes	5,623 RT	4,061 RT	1,562	38.5%
Freight Rates (5)				
For all cargoes	$ 28.64	$ 28.22	$ 0.42	1.5%
Other than aggregate cargoes	$ 54.30	$ 45.36	$ 8.94	19.7%
Aggregate cargoes	$ 7.17	$ 8.27	$ (1.10)	(13.3)%
Daily time charter equivalent rates (6)	$ 13,721	$ 12,069	$ 1,652	13.7%

(1) Weighted average number of vessels in the fleet, not including vessels chartered out.

(2) Number of days that our vessels were available for hire, not including vessels chartered out.

(3) Number of days that our vessels were earning revenue, not including vessels chartered out.

(4) Revenue tons is a measurement on which shipments are freighted. Cargoes are rated as weight (based on metric tons) or measure (based on cubic meters); whichever produces the higher revenue will be considered the revenue ton.

(5) Weighted average freight rates measured in dollars per revenue ton.

(6) Daily Time Charter Equivalent or "TCE" rates are defined as voyage revenue less voyage expenses during the year divided by the number of available freight voyage days during the year. Voyage expenses include fuel, port call, commissions, stevedore and other cargo related and miscellaneous voyage expenses. No deduction is made for vessel or general and administrative expenses. TCE includes the full amount of any probable losses on voyages at the time such losses can be estimated. TCE is an industry standard for measuring and analyzing fluctuations between financial periods and as a method of equating TCE revenue generated from a voyage charter to time charter revenue.

The 19.3% increase in voyage revenue during 2010 was driven both by an increase in voyage tons carried and freight rates. Overall average freight rates for all cargoes increased slightly by $0.42 per ton, or 1.5%, to $28.64 per ton for the year ended December 31, 2010, as compared to $28.22 per ton in 2009.

Average freight rates for cargoes other than aggregates increased $8.94 per ton, or 19.7%, to $54.30 per ton for the year ended December 31, 2010, as compared to $45.36 in 2009. This was primarily driven by a strengthening of freight rates for agricultural products, forest products, rolling stock, and concentrates.

Average freight rates for aggregate cargoes decreased $1.10 per ton, or 13.3%, to $7.17 per ton for the year ended December 31, 2010, as compared to $8.27 per ton in 2009. The decrease in average freight rates for aggregates was mainly due to lower average revenue earned, which includes demurrage revenue, on each voyage caused by decreased port congestion that reduced demurrage revenue. Demurrage revenue is the additional compensation for the detention of a vessel by a customer beyond the time allowed for loading or unloading.

Revenue tons carried increased approximately 1.5 million RT or 17.5% to 10.3 million RT for the year ended December 31, 2010 from 8.8 million RT in 2009. This increase was primarily due to an increase of approximately 1.6 million RT in aggregates carried during the year ended December 31, 2010 as compared to 2009. This can be attributed to an increase in the number of spot voyages of aggregates in 2010. During the year ended December 31, 2010, our spot voyages of aggregates were higher than aggregate cargoes carried under contracts of affreightment as compared to 2009. A Contract of Affreightment ("COA") obligates the charterers to transport a specified quantity, at a specified rate over a specified number of voyages or through a specified period of time.

For the years ended December 31, 2010 and 2009, we had COAs that expire through December 2013 and 2011, respectively, for principally aggregate cargoes, under which we carried approximately 3.3 million RT and 3.7 million RT, which generated $46.7 million and $53.6 million, of voyage revenue. Revenue tons carried under COAs during the year ended December 31, 2010 decreased compared to 2009 because of the fulfillment of two large aggregates contracts prior to 2010.

The following table shows voyage revenues attributed to our principal cargoes:

Description	Year Ended December 31, 2010 In Thousands	2010 As a % of Total Voyage Revenue	2009 In Thousands	2009 As a % of Total Voyage Revenue	Increase (Decrease) In Thousands	Increase (Decrease) %
Steel products	$ 105,607	35.7	$ 60,063	24.2	$ 45,544	75.8
Metal concentrates	41,171	13.9	37,469	15.1	3,702	9.9
Aggregates	40,295	13.7	33,561	13.5	6,734	20.1
Agricultural products	36,352	12.3	51,417	20.7	(15,065)	(29.3)
Other bulk cargo	33,903	11.5	26,483	10.7	7,420	28.0
General cargo	11,328	3.8	9,826	4.0	1,502	15.3
Rolling stock	8,710	2.9	5,765	2.3	2,945	51.1
Fertilizers	6,928	2.3	4,488	1.8	2,440	54.4
Project cargo	5,188	1.8	10,067	4.1	(4,879)	(48.5)
Automotive products	3,853	1.3	4,426	1.8	(573)	(13.0)
Other	2,495	0.8	4,415	1.8	(1,920)	(43.5)
Total voyage revenue	**$ 295,830**	**100.0**	**$ 247,980**	**100.0**	**$ 47,850**	**19.3**

Time charter revenue

The key factors driving time charter revenue for the years 2010 and 2009 are as follows:

	Year Ended December 31, 2010	2009	Increase (Decrease)	
Time Charter Revenue (in thousands)	$ 105,824	$ 51,201	$ 54,623	106.7%
Number of vessels (1)	16	13	3	23.1%
Time Charter days (2)	5,818	4,733	1,085	22.9%
Daily charter hire rates (3)	$ 18,189	$ 10,818	$ 7,371	68.1%
Daily time charter equivalent rates (4)	$ 16,958	$ 10,070	$ 6,888	68.4%

(1) Weighted average number of vessels chartered out.

(2) Number of days the vessels earned charter hire.

(3) Weighted average charter hire rates.

(4) Daily Time Charter Equivalent or "TCE" rates for vessels that are time chartered out are defined as time charter revenue during the period reduced principally by commissions and certain voyage costs (for which we are responsible under some time charters) divided by the number of available time charter days during the period. Voyage costs incurred under time charters were $2.4 million and $1.4 million for the years ended December 31, 2010 and 2009, respectively. These voyage costs include fuel costs (resulting from fuel price differentials between the time a vessel was delivered out to the charterer and the time of redelivery) and the cost for ballasting vessels to time charter delivery ports. No deduction is made for vessel or general and administrative expenses. Commission for vessels that were time chartered out for the years ended December 31, 2010 and 2009 were $4.8 million and $2.1 million, respectively. TCE is an industry standard for measuring and analyzing fluctuations between financial periods and as a method of equating TCE revenue generated from a voyage charter to time charter revenue.

The increase in time charter revenue during the year ended December 31, 2010 as compared to 2009 was principally caused by a 68.1% increase in time charter rates and a 22.9% increase in time charter out days. Average time charter rates for 2010 rebounded from their low point in 2009 with most of the increase in daily rates occurring during the first half of 2010. During the second half of 2010, while the rates were still higher as compared to the same period in 2009, there was a drop in daily charter hire rates as well as time charter days when compared to the first half of 2010. Charter hire rates are set, to a significant degree, by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels.

During the year ended December 31, 2010, more vessels were available for time charter-out due to a lower demand for voyage cargoes in our established routes.

Logistics revenue

Logistics revenues represent revenues for both ocean and in-land transportation of cargo. Logistics revenue increased $6.8 million for the year ending December 31, 2010 as compared to 2009 due mainly to an expansion into new markets.

Operating expenses:

	Year Ended December 31,				Increase (Decrease)	
	2010		2009			
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	Percentage
Voyage expense	$ 144,533	35.1	$ 113,084	37.4	$ 31,449	27.8
Logistics	6,543	1.6	2,193	0.7	4,350	198.4
Vessel expense	120,769	29.3	104,046	34.4	16,723	16.1
Depreciation and amortization	103,637	25.2	95,870	31.7	7,767	8.1
General and administrative	49,357	12.0	37,265	12.3	12,092	32.5
Net loss on sale of vessel	5,154	1.3			5,154	
Vessels impairment	201,700	49.0			201,700	
Total operating expenses	**$ 631,693**	**153.5**	**$ 352,458**	**116.5**	**$ 279,235**	**79.2**

Voyage expense

The principal components of voyage expense were as follows:

	Year Ended December 31,						Increase (Decrease)		
	2010			2009					
	In Thousands	As a % of Voyage Expense	As a % of Voyage & Time Charter Revenue	In Thousands	As a % of Voyage Expense	As a % of Voyage & Time Charter Revenue	In Thousands	As a % of 2009 Expense	As a % of Voyage & Time Charter Revenue
Fuel expense	$ 69,314	48.0	17.3	$ 55,418	49.0	18.5	$ 13,896	25.1	(1.2)
Commission expense	20,794	14.4	5.2	15,123	13.4	5.1	5,671	37.5	0.1
Port call expense	28,423	19.7	7.1	23,882	21.1	8.0	4,541	19.0	(0.9)
Stevedore and other cargo-related expense	15,390	10.6	3.8	10,669	9.4	3.6	4,721	44.3	0.2
Miscellaneous voyage expense	10,612	7.3	2.6	7,992	7.1	2.7	2,620	32.8	(0.1)
Voyage expense	**$ 144,533**	**100.0**	**36.0**	**$ 113,084**	**100.0**	**37.9**	**$ 31,449**	**27.8**	**(1.9)**

Voyage expense increased $31.4 million or 27.8% for the year ending December 31, 2010 as compared to 2009, principally due to an increase in fuel and commission expenses.

The increase in fuel expense was the result of an increase in the average price per metric ton, or MT, partly offset by a decrease in consumption. For the year ending December 31, 2010, the average price per MT increased $140 per MT or 37% to $514 per MT from $374 per MT for the same period in 2009. Consumption decreased 13,331 MT or 9.0% to 134,747 MT for the year ending December 31, 2010 from 148,078 MT in 2009 due to an increase in time-chartered-out vessels and lower daily average fuel consumption per vessel. When vessels are time-chartered out, the cost of fuel is the responsibility of the charterer except under some time charter out of vessels in the Brazilian coastal trade. Average fuel cost per freight voyage day was $6,111 for the year ending December 31, 2010 and $4,832 for the same period in 2009.

Port call expense varies from period to period depending on the number of port calls, port days and cost structure of the ports called upon. The increase in port call expense during the year ended December 31, 2010 is primarily due to an increase in the number of port calls and total port days. During 2010, the number of port calls increased to 1,160 from 1,037 during 2009. The aggregate port days increased 101 days in 2010 to 5,705 port days as compared to 5,604 port days in 2009.

The 37.5% increase in 2010 commission expense is principally caused by the 34.3% increase in 2010 freight and time charter revenue as compared to 2009.

The increase in stevedore and other cargo-related expense for year ended December 31, 2010 as compared to 2009 was primarily due to a change in the mix of revenue booked under different shipping terms. Most cargo was booked under "full liner" terms. For analysis purposes we group cargoes into three categories: (1) cargo booked under "free-in free-out" terms which are shipments for which the customer pays all or part of the costs of loading and unloading, (2) cargo booked under "full liner" terms, which are shipments where we bear the costs of loading and unloading and (3) cargo booked under a combination of "free-in free-out" and "full liner" terms.

Logistics expenses

Logistics expenses, which represent expenses associated with logistics movements, increased $4.3 million to $6.5 million for the year ended December 31, 2010 from $2.2 million in 2009. Logistics operating margins improved to 31.0% for the year ended December 31, 2010 as compared to 18.4% in 2009, mainly due to our ability to pass on more logistics expenses to customers.

Vessel expense

The following table sets forth the basic components of vessel expense:

	Year Ended December 31,				Increase (Decrease)	
	2010		2009			
	In Thousands	As a % of Vessel Expense	In Thousands	As a % of Vessel Expense	In Thousands	Percentage
Vessel operating expense	$ 108,424	89.8	$ 92,593	88.9	$ 15,831	17.1
Chartered-in expense	3,633	3.0	3,597	3.5	36	1.0
Controlled vessel expense	7,161	5.9	6,538	6.3	623	9.5
Space charter expense	1,551	1.3	1,318	1.3	233	17.7
Vessel expense	**$ 120,769**	**100.0**	**$ 104,046**	**100.0**	**$ 16,723**	**16.1**

Vessel operating expense for the year ended December 31, 2010 was higher as compared to 2009 mainly due to higher maintenance and crew related expenses. This resulted in a $285 increase in the average operating expense day rate for our controlled fleet (excluding the Brazilian flagged vessels) which was $5,650 per day for the year ended December 31, 2010 as compared to $5,365 per day in 2009. Vessel operating expenses increased due to a higher average number of controlled vessels and the addition of the Brazilian flagged vessels during 2010 as compared to 2009. The average number of controlled vessels increased to 49 vessels (excluding three Brazilian flagged vessels) during the year ended December 31, 2010, as compared to an average of 47 vessels for the same period in 2009. Increases in our controlled fleet translate to an increase in vessel days, which are the total days we operate our controlled vessels. The *Rockaway Belle*, which was delivered in September 2009, the *Dakota Princess*, which was delivered in March 2010, and the *Montauk Maiden*, which was delivered in September 2010, offset by the disposal of the *Savannah Belle* in July 2010, increased vessel days by 502 days to 17,756 days during the year ended December 31, 2010 from 17,254 days in 2009. The average operating expense day rate for the Brazilian flagged ships was $18,105 per day. The higher operating expense day rate as compared to the non-Brazilian flagged vessels is due to higher crew compensation costs for the Brazilian crew and higher maintenance expenses.

Controlled vessel expense consists of charter hire-in costs for two vessels under separate charter agreements that contain purchase options. We charter-in under bareboat charters the *Laguna Belle* and the *Seminole Princess*, both of which were part of a sale/leaseback transaction that we entered into in January 2007. In connection with the waiver we obtained of financial covenants contained in the charter agreements, the charter terms were revised effective February 1, 2010, increasing the average daily charter rate per vessel by $208 per day over the remaining term of the charters.

Depreciation and amortization

Depreciation and amortization expense increased $7.8 million due to increased vessel improvements and to a lesser extent, the growth of our owned/controlled fleet.

General and administrative expense

General and administrative expense increased $12.1 million during the year ended December 31, 2010 as compared to 2009. Salaries and other related expenses increased $8.4 million primarily due to a $5.9 million stock-based compensation awarded to employees during 2010. Charter hire receivable write-offs were approximately $1.4 million higher during the year ended December 31, 2010 as compared to 2009, primarily due to a $1.8 million receivable write-off relating to a former customer. During the year ended December 31, 2010, $1.3 million of general and administrative expense was incurred by Log-Star.

Net loss on sale of vessel

On June 29, 2010, the Company signed a Memorandum of Agreement to sell the *Savannah Belle.* The cost of vessel and improvements less accumulated depreciation totaled $7.6 million. The sale was completed on July 20, 2010 and the net proceeds from the sale were used to pay down the Bank of America Revolving Credit Facility ("BOA Revolver"). For the year ended December 31, 2010, a $5.2 million charge was recorded as net loss on sale of vessel.

Impairment of Long Lived Assets

Based on our evaluation of the events and circumstances surrounding the valuation of our vessels during the fourth quarter of 2010, including continued significant declines in freight and charter rates and decreases in the market value of vessels, we conducted an impairment analysis of our long-lived assets as of December 31, 2010. Based on our analysis, a $201.7 million noncash impairment on our vessels was recorded at December 31, 2010. Please refer to "Note 7 – Fixed Assets" to the consolidated financial statements for a more detailed explanation.

Loss from operations

	Year Ended December 31,				Increase (Decrease)	
	2010		2009			
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	Percentage
Income (loss) from operations	$ (219,860)	(53.5)	$ (49,942)	(16.5)	$ (169,918)	340.2
Other (expenses) and income						
Interest expense, net	(27,486)	(6.7)	(17,119)	(5.7)	(10,367)	60.6
Loss on extinguishment of debt	(200)				(200)	
Other income (expense)	(216)	(0.1)	21		(237)	
Net (loss)	(247,762)	(60.3)	(67,040)	(22.2)	(180,722)	269.6
Less: Net (loss) attributable to noncontrolling interests	(2,496)	(0.6)			(2,496)	
Net (loss) attributable to TBS International plc	$ (245,266)	(59.7)	$ (67,040)	(22.2)	$ (178,226)	

The increase in loss from operations for the year ended December 31, 2010 as compared to the same period for 2009 is mainly attributable to a $201.7 million noncash vessel impairment charge, partly offset by a slight increase in both cargo volumes and freight rates resulting in higher revenues and TCE. Excluding vessel impairment, loss from operations for the year ended December 31, 2010 improved to a loss of $18.2 million compared to a loss of $49.9 million in 2009.

Interest expense

Interest expense increased by $10.4 million for the year ended December 31, 2010 as compared to 2009 principally due to higher interest on debt related borrowings as a result of two new ships added to the fleet this year, higher bank margins, and a 2.0% default interest rate paid to some of our lenders during the fourth quarter of 2010, third-party debt issue charges relating to our debt restructuring, and higher amortization of deferred finance charges. Our average effective interest rate, including the amortization of finance costs and interest swap related costs, increased to approximately 10.2% for the year ended December 31, 2010 as compared to approximately 6.6% (of which 0.6% can be attributed to amortization of finance costs and interest swap related costs) in 2009. Average bank margins were approximately 5.0% for the year ended December 31, 2010 as compared to approximately 3.7% for 2009.

Loss on extinguishment of debt

The $0.2 million loss on extinguishment of debt in 2010 was due to the write-off of unamortized deferred financing costs for the BOA Revolver made in connection with the final loan amendments and waivers to our credit facilities.

Adjusted EBITDA

The table below shows a reconciliation of Net Cash provided by operating activities to Adjusted EBITDA for the years ended December 31, 2010, and 2009 (in thousands):

	For the year ended December 31, 2010	For the year ended December 31, 2009	Increase/ Decrease
Net Cash Provided by Operating Activities	**$ 65,546**	**$ 40,117**	**$ 25,429**
Net loss attributed to noncontrolling interest	2,496		2,496
Net Cash Provided by Operating Activities attributed to TBS	68,042	40,117	27,925
Adjustments to reconcile net cash provided by operating activities to EBITDA:			
Net Interest expense excluding amortization of finance costs and non cash change in value of swap contracts	22,106	14,544	7,562
Drydocking expenditures	9,627	15,581	(5,954)
Net change in operating assets and liabilities	987	(22,366)	23,353
Non cash adjustments made to cash provided by operating activities:			
Loss on sale of vessel	(5,154)		(5,154)
Increase in allowance for doubtful debts	(1,918)	(901)	(1,017)
Non cash stock based compensation	(5,933)	(1,115)	(4,818)
Adjusted EBITDA	$ 87,757	$ 45,860	$ 41,897
Cash flows (used) by investing activities	$ (71,311)	$ (84,867)	$ 13,556
Cash flows (used) by financing activities	$ (26,783)	$ (35,360)	$ 8,578

RESULTS OF OPERATIONS

Year ended December 31, 2009 compared to year ended December 31, 2008

	Year Ended December 31, 2009 In Thousands	2009 As a % of Total Revenue	2008 In Thousands	2008 As a % of Total Revenue	Increase (Decrease) In Thousands	Increase (Decrease) Percentage
Voyage revenue	$ 247,980	82.0	$ 518,907	84.8	$ (270,927)	(52.2)
Time charter revenue	51,201	16.9	83,883	13.7	(32,682)	(39.0)
Logistics revenue	2,689	0.9	7,000	1.2	(4,311)	(61.6)
Other revenue	646	0.2	1,843	0.3	(1,197)	(64.9)
Total revenue	302,516	100.0	611,633	100.0	(309,117)	(50.5)

Voyage revenue

The table below provides detailed information for voyage revenue:

	Year Ended December 31,			
	2009	2008	Increase/ (Decrease)	
Voyage Revenue (in thousands)	$ 247,980	$ 518,907	(270,927)	(52.2)%
Number of vessels (1)	31	33	(2)	(6.1)%
Days available for hire (2)	11,680	12,141	(461)	(3.8)%
Freight voyage days (3)	11,470	11,900	(430)	(3.6)%
Revenue tons carried (thousands) (4)				
For all cargoes	8,788	9,315	(527)	(5.7)%
Excluding aggregates	4,727	5,109	(382)	(7.5)%
Aggregates	4,061	4,206	(145)	(3.4)%
Freight Rates (5)				
For all cargoes	$ 28.22	$ 55.70	$ (27.48)	(49.3)%
Excluding aggregates	$ 45.36	$ 88.08	$ (42.72)	(48.5)%
Daily time charter equivalent rates (6)	$ 12,069	$ 29,526	$ (17,457)	(59.1)%

(1) Weighted average number of vessels in the fleet, not including vessels chartered out.

(2) Number of days that our vessels were earning revenue, not including vessels chartered out.

(3) Number of days that our vessels were available for hire, not including vessels chartered out.

(4) Revenue tons is a measurement on which shipments are freighted. Cargoes are rated as weight (based on metric tons) or measure (based on cubic meters); whichever produces the higher revenue will be considered the revenue ton.

(5) Weighted average freight rates measured in dollars per revenue ton.

(6) Daily Time Charter Equivalent or "TCE" rates are defined as voyage revenue less voyage expenses during the year divided by the number of available freight voyage days during the year. Voyage expenses include fuel, port call, commissions, stevedore and other cargo related and miscellaneous voyage expenses. No deduction is made for vessel or general and administrative expenses. TCE includes the full amount of any probable losses on voyages at the time such losses can be estimated. TCE is an industry standard for measuring and analyzing fluctuations between financial periods and as a method of equating TCE revenue generated from a voyage charter to time charter revenue.

The 52.2% reduction in voyage revenue during 2009 was caused by the economic downturn, which cut average freight rates in half. Additionally, voyage revenue was also negatively affected by a 5.7% decrease in revenue tons carried.

Freight rates, not under contracts, are set by the market and depend on both the demand for ocean freight transportation and the availability of appropriate vessels. Average freight rates for 2009 decreased $27.48 per ton or 49.3% to $28.22 per ton as compared to $55.70 per ton in 2008. Freight rates during most of 2009, were negatively influenced by supply and demand imbalances for ocean freight transportation caused by the economic crisis. Excluding aggregates, average 2009 freight rates would have been $45.36 per ton or 48.5% lower than the 2008 average freight rate of $88.08 per ton.

Revenue tons carried in 2009 decreased 0.5 million tons or 5.7% to 8.8 million tons from 9.3 million tons carried in 2008, due mainly to a decrease in steel products transported.

The following table shows voyage revenues attributed to our principal cargoes:

Description	Year Ended December 31, 2009 In Thousands	2009 As a % of Total Voyage Revenue	2008 In Thousands	2008 As a % of Total Voyage Revenue	Increase (Decrease) In Thousands	Increase (Decrease) Percentage
Steel products	$ 60,063	24.2	$ 128,472	24.8	$ (68,409)	(53.2)
Agricultural products	51,417	20.7	86,650	16.7	(35,233)	(40.7)
Aggregates	33,561	13.5	68,884	13.3	(35,323)	(51.3)
Metal concentrates	37,469	15.1	92,824	17.9	(55,355)	(59.6)
Other bulk cargo	26,483	10.7	59,031	11.3	(32,548)	(55.1)
General cargo	9,826	4.0	15,012	2.9	(5,186)	(34.5)
Project cargo	10,067	4.1	22,900	4.4	(12,833)	(56.0)
Rolling stock	5,765	2.3	19,498	3.7	(13,733)	(70.4)
Fertilizers	4,488	1.8	8,286	1.6	(3,798)	(45.8)
Automotive products	4,426	1.8	10,833	2.1	(6,407)	(59.1)
Fishmeal	2,544	1.0			2,544	
Other	1,871	0.8	6,517	1.3	(4,646)	(71.3)
Total voyage revenue	**$ 247,980**	**100.0**	**$ 518,907**	**100.0**	**$ (270,927)**	**(52.2)**

In 2009 and 2008, we transported approximately 3.7 million revenue tons and 6.4 million revenue tons, respectively, under contracts or COAs and generated approximately $53.6 million and $230.4 million of voyage revenue, respectively. A COA obligates the charterers to transport a specified quantity, at a specified rate over a specified number of voyages or period. As of December 31, 2009, we had outstanding COAs to transport approximately 2.4 million revenue tons on contracts expiring through December 2011. We also have requirement or supply agreement COAs which differ from the standard COA. While a standard COA specifies a specific range of tons to be shipped or a number of shipments, requirement COAs require the customer to ship with only their partner when cargo is available. In such a case, there would be no penalty for shipping less cargo than called for or estimated in the requirement COA. We have a requirement COA agreement, which expires in 2019, that calls for approximately 300,000 tons to be shipped during the first four years and approximately 400,000 tons to be shipped the final six years. The quantity of cargo may be increased by mutual agreement and the base rate is $25.50 per ton, which equates to a projected total revenue of approximately $91.8 million.

Time charter revenue

The key factors driving time charter revenue for the years 2009 and 2008 are as follows:

	Year Ended December 31, 2009	2008	Increase (Decrease)	
Time Charter Revenue (in thousands)	$ 51,201	$ 83,883	$ (32,682)	(39.0)%
Number of vessels (1)	13	8	5	62.5%
Time Charter days (2)	4,733	3,004	1,729	57.6%
Daily charter hire rates (3)	$ 10,818	$ 27,924	$ (17,106)	(61.3)%
Daily time charter equivalent rates (4)	$ 10,070	$ 26,134	$ (16,064)	(61.5)%

(1) Weighted average number of vessels chartered out.

(2) Number of days the vessels earned charter hire.

(3) Weighted average charter hire rates.

(4) Daily Time Charter Equivalent or "TCE" rates for vessels that are time chartered out are defined as time charter revenue during the year reduced principally by commissions divided by the number of available time charter days during the period. Commission for vessels that were time chartered out for the years ending

December 31, 2009 and December 31, 2008 were $2.1 million and $3.6 million, respectively. For the years ending December 31, 2009 and 2008, time charter voyages include fuel cost and other miscellaneous voyage costs of $1.4 million and $1.8 million, respectively. The fuel cost, which made up most of the costs, is related to fuel price differentials caused by volatility in the fuel market and the cost for ballasting vessels to time charter delivery ports. No deduction is made for vessel or general and administrative expenses. TCE is an industry standard for measuring and analyzing fluctuations between financial periods and as a method of equating TCE revenue generated from a voyage charter to time charter revenue.

The decrease in time charter revenue in 2009 as compared to 2008 was principally caused by a 61.3% decrease in time charter rates. Charter hire rates are set, to a significant degree, by the market and depend on the relationship between the demand for ocean freight transportation and the availability of appropriate vessels. Average time charter rates for 2009 were negatively influenced by supply and demand imbalances for ocean freight transportation caused by the economic crisis.

The lower time charter rates were partially offset by an increase in time charter out days. More vessels were available for time charter-out during 2009 due to the repositioning of vessels and the inability to fully use some vessels in our established voyage business.

Logistics revenue

Logistics revenues represent revenues for both ocean and in-land transportation of cargo. Logistics revenue decreased $4.3 million for the year ending December 31, 2009 as compared to 2008 due to the economic slowdown and its negative effect on the demand for logistics services.

Operating expenses:

	Year Ended December 31,				Increase (Decrease)	
	2009		2008			
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	Percentage
Voyage expense	$ 113,084	37.4	$ 172,929	28.3	$ (59,845)	(34.6)
Logistics expense	2,193	0.7	5,717	0.9	(3,524)	(61.6)
Vessel expense	104,046	34.4	110,354	18.0	(6,308)	(5.7)
Depreciation and amortization	95,870	31.7	73,479	12.1	22,391	30.5
General and administrative	37,265	12.3	39,879	6.5	(2,614)	(6.6)
Total operating expenses	**352,458**	**116.5**	**402,358**	**65.8**	**(49,900)**	**(12.4)**

Voyage expense

The principal components of voyage expense are as follows:

	Year Ended December 31,						Increase (Decrease)		
	2009			2008					
	In Thousands	As a % of Voyage Expense	As a % of Voyage & Time Charter Revenue	In Thousands	As a % of Voyage Expense	As a % of Voyage & Time Charter Revenue	In Thousands	As a % of 2008 Expense	As a % of Voyage & Time Charter Revenue
Fuel expense	$ 55,418	49.0	18.5	$ 87,342	50.5	14.5	$ (31,924)	(36.6)	4.0
Commission expense	15,123	13.4	5.1	29,779	17.2	4.9	(14,656)	(49.2)	0.2
Port call expense	23,882	21.1	8.0	27,511	15.9	4.6	(3,629)	(13.2)	3.4
Stevedore and other cargo-related expense	10,669	9.4	3.6	18,273	10.6	3.0	(7,604)	(41.6)	0.6
Miscellaneous voyage expense	7,992	7.1	2.7	10,024	5.8	1.7	(2,032)	(20.3)	1.0
Voyage expense	**$ 113,084**	**100.0**	**37.9**	**$ 172,929**	**100.0**	**28.7**	**$ (59,845)**	**(34.6)**	**9.2**

Voyage expense decreased $59.8 million or 34.6% for the year ending December 31, 2009 as compared to 2008, principally due to a decrease in fuel expense and commission expense.

The decrease in fuel expense was the result of a decrease in the average price per metric ton, or MT, and a decrease in consumption. For the year ending December 31, 2009, the average price per MT decreased $140 per MT or 27.2% to $374 per MT from $514 per MT for the same period in 2008. Consumption decreased 21,913 MT or 12.9% to 148,078 MT for the year ending December 31, 2009 from 169,991 MT in 2008 due to an increase in time-chartered-out vessels and lower daily average fuel consumption per vessel. When vessels are time-chartered out the cost of fuel is the responsibility of the charterer. Average fuel cost per freight voyage day was $4,832 for the year ending December 31, 2009 and $7,340 for the same period in 2008.

The 49.2%, decrease in 2009 commission expense is principally caused by the 50.5% decrease in 2009 freight and time charter revenue as compared to the prior year.

Port call expense varies from period to period depending on the number of port calls, port days and cost structure of the ports called upon. The decrease in port call expense in 2009 is primarily due a decrease in the number of port calls and total port days. The number of port calls decreased to 1,037 port calls for 2009 from 1,201 port calls for 2008 and the total aggregate port days decreased 427 days in 2009 to 5,604 port days as compared to 6,031 port days in 2008.

Logistics expenses

Logistics expenses, which represent expenses associated with logistics movements, decreased $3.5 million to $2.2 million in 2009 from $5.7 million in 2008, primarily due to lower business volumes caused by the economic slowdown. Logistics operating margins remained constant at approximately 18.4% in 2009 and 18.3% in 2008.

Vessel expense

The principal components of vessel expense are as follows:

	Year Ended December 31,					
	2009		2008		Increase (Decrease)	
	In Thousands	As a % of Vessel Expense	In Thousands	As a % of Vessel Expense	In Thousands	Percentage
Owned vessel expense	$ 92,593	88.9	$ 91,377	82.8	$ 1,216	1.3
Chartered-in vessel expense	3,597	3.5	11,551	10.5	(7,954)	(68.9)
Controlled vessel expense	6,538	6.3	6,363	5.7	175	2.8
Space charter expense	1,318	1.3	1,063	1.0	255	24.0
Vessel expense	**$ 104,046**	**100.0**	**$ 110,354**	**100.0**	**$ (6,308)**	**(5.7)**

The decrease in vessel expense in 2009 was principally due to a decrease in the average charter-in rate per day we paid to charter-in vessels and a decrease in the number of chartered-in vessels as compared to 2008. Vessel expense as a percentage of total revenue increased 17% to 34% of total revenue for 2009 as compared to 18% of total revenue for 2008, due to the significant decrease in freight and time charter-out rates in 2009.

Average charter-in rate per day for 2009 decreased $7,729 per day or 40.2% to $11,491 per day as compared to $19,220 per day for 2008. Chartered-in vessel days decreased 47.9% to 313 days during 2009 as compared to 601 days during 2008 because our controlled fleet met the needs of our established voyage business, which decreased our demand for chartered-in vessels.

The increase in owned vessel expense was due to an increase in fleet size partially offset by a decrease in the vessel operating day rate. Average number of controlled vessels, which is computed based on the number of days that we operated our controlled vessels, increased to 47 vessels or 17,254 vessel days in 2009 from 43 vessels or 15,736 vessel days in 2008. The average vessel operating expense day rate decreased $441 per day or 7.6% to $5,366 per day for 2009 as compared to $5,807 per day for 2008, principally because of decreases in repair and maintenance and related freight expenses partially offset by an increase in crew and related expenses. Owned vessel expenses was reduced by $4.0 million for an out-of-period adjustment related to freight costs incurred and expensed for the years ended December 31, 2008 and 2007. The freight costs were incurred to put into service capitalized assets and should have been capitalized. Excluding this adjustment average vessel operating expense day rate would have been $5,598 per day.

Controlled vessel charter expense relates to a sale-leaseback transaction entered on January 31, 2007 for the *Seminole Princess* and the *Laguna Belle*, which were chartered back under a bareboat charter party.

Depreciation and amortization

Depreciation and amortization expense increased $22.4 million due to an increase in the average vessel cost of newly acquired vessels, increased vessel improvements and the overall growth of the fleet. The growth of our owned/controlled fleet increased to an average number of 47 vessels for the year ended December 31, 2009 as compared to 43 vessels for the year ending December 31, 2008.

General and administrative expense

General and administrative expenses decreased $2.6 million in 2009 as compared to 2008 due principally to cost-cutting efforts.

Income from operations

	Year Ended December 31,					
	2009		2008		Increase (Decrease)	
	In Thousands	As a % of Total Revenue	In Thousands	As a % of Total Revenue	In Thousands	Percentage
(Loss) income from operations	(49,942)	(16.5)	209,275	34.2	(259,217)	(123.9)
Other (expenses) and income						
Interest expense	(17,119)	(5.7)	(17,228)	(2.8)	109	(0.6)
Loss on extinguishment of debt . .			(2,318)	(0.4)	2,318	(100.0)
Other income (expense)	21		2,048	0.4	(2,027)	(99.0)
Net (loss) income	$ (67,040)	(22.2)	$ 191,777	31.4	$ (258,817)	(135.0)

Loss from operations

We had a loss from operations in 2009 because our revenues, which are more market driven, decreased in greater proportion than our operating costs, some of which are fixed in nature.

Interest expense

Interest expense decreased $0.1 million for the year ending December 31, 2009 due to lower debt levels which were partially offset by higher interest rates. Average debt levels decreased $19.2 million to $261.0 million in 2009 as compared to $280.2 million in 2008; average effective interest rates increased 0.5% to 6.0% during 2009 as compared to 5.5 % during 2008. The increase in our average effective interest rate was due to higher bank margins on our bank loans, which increased when we obtained covenant waivers in March 2009. The increases in margins were partially offset by lower average LIBOR rates on un-hedged debt in 2009 as compared to 2008.

Loss on extinguishment of debt

The $2.3 million loss on extinguishment of debt in 2008 represents the write-off of unamortized deferred financing costs in connection with the March 2008 refinancing of our original Bank of America credit facility.

BALANCE SHEET

December 31, 2010 as compared to December 31, 2009

Charter Hire Receivables

Our gross charter hire receivable balances at December 31, 2010 and 2009, were $29.5 million ($28.5 million after the allowance for doubtful accounts of $1.0 million) and $35.6 million ($34.6 million after the allowance for doubtful accounts of $1.0 million), respectively. The decrease in charter hire receivables at December 31, 2010 as compared to December 31, 2009 was primarily due to timing of the commencement of vessel loadings, tighter collection efforts, and a write-off of approximately $1.8 million relating to a former customer.

In accordance with our bad debt allowance policy, we identify specific receivables that we believe will be difficult to collect and create allowances for those receivables. The aggregate allowance totaled $1.0 million at December 31, 2010 and 2009.

Fuel and Other Inventories

Fuel and other inventories at December 31, 2010 increased $2.5 million to $17.5 million from the December 31, 2009 balance of $15.0 million. An increase of $1.1 million can be attributed to higher average fuel prices as well as a higher inventory of fuel on board the vessels at December 31, 2010 as compared to December 31, 2009. At December 31, 2010, the combined average price for industrial fuel oil/marine diesel oil increased $43 per metric ton to $546 per metric ton from $503 per metric ton at December 31, 2009. Changes in fuel quantities result principally from the timing of vessel refueling and the number of vessels having fuel inventory. The number of vessels having fuel inventory will fluctuate from period to period based on the number of vessels on time charter. When a vessel is time chartered out, the fuel on board the vessel is sold to the charterer and later repurchased at a price stipulated in the charter party agreement. Vessels having fuel included in inventory was 32 vessels for both periods December 31, 2010 and 2009. The increase of $0.9 million in lubricating oil on board vessels on December 31, 2010 as compared to the inventory on December 31, 2009 was principally due to the timing of deliveries to the vessels.

Accounts Payable and Accrued Expenses

Accounts Payable and Accrued Expenses at December 31, 2010 decreased $5.3 million to $46.8 million from the December 31, 2009 balance of $52.1 million. The decrease in accounts payable and accrued expenses was primarily driven by lower vessel and voyage expense accruals of approximately $3.4 million and $3.2 million, respectively, partly offset by an increase of $1.3 million relating to other accounts payable and accrued expenses.

Off-Balance Sheet Arrangements

None.

Other Commitments

Pre Debt-Restructuring of January 28, 2011

Our contractual obligations as of December 31, 2010 are shown in the following table (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations	$ 332,259	$ 97,490	$ 117,454	$ 74,064	$ 43,251
Estimated variable interest payments	70,783	25,516	27,853	15,069	2,345
Operating Lease obligations	26,547	10,680	15,294	573	
Other Purchase obligations	23,680	23,680			
Total contractual cash obligations	**$ 453,269**	**$ 157,366**	**$ 160,601**	**$ 89,706**	**$ 45,596**

Post Debt-Restructuring

Our contractual obligations after completion of the debt restructuring effective as of January 28, 2011 are shown in the following table (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations (1)	$ 332,259	$ 30,000	$ 69,996	$ 223,054	$ 9,209
Estimated variable interest payments (2)	88,519	28,553	48,557	10,281	1,128
Operating Lease obligations (3)	26,548	9,454	16,521	573	
Other Purchase obligations (4) (5)	23,680	23,680			
Total contractual cash obligations	**$ 471,006**	**$ 91,687**	**$ 135,074**	**$ 233,908**	**$ 10,337**

(1) As of December 31, 2010, we had $332.3 million of indebtedness outstanding under loans to our subsidiaries that we guarantee, $25.8 million under the $40.0 million credit facility with Credit Suisse, $26.1 million under the $75.0 million credit facility with DVB Group Merchant Bank (Asia) Ltd., $12.2 million under the $35.0 million credit facility with AIG Commercial Equipment Finance, $19.2 million under the $142.5 term loan with Bank of America, $110.1 million under the $110.1 million term loan 2 credit facility with Bank of America, $1.5 million under the $12.5 million credit facility with Commerzbank AG, $5.7 million under the $13.0 million credit facility with Berenberg Bank and $131.7 million under the $150.0 million credit facility with The Royal Bank of Scotland for the new vessel building program. The above schedule does not reflect expected future advances of $15.0 million under the $150.0 million credit facility with The Royal Bank of Scotland for the new vessel building. The long-term portion of the debt obligations on the above table have not been reclassified to current debt, but see "Note 11 – Financing - Classification" to our consolidated financial statements. If the debt obligations of $332.3 million were reclassified to current debt and shown as being due in the less than one year column, "Total contractual cash obligations" on the above table would have been as follows: less than one year, $394.0 million; 1-3 years, $16.5 million; 3-5 years, $0.6 million; and more than 5 years, zero.

(2) Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding at December 31, 2010 and an annual interest rate of 9.0%, which approximates the average interest rate on all outstanding debt at December 31, 2010.

(3) Operating lease obligations includes obligations under two seven-year bareboat charters for the Seminole Princess and the Laguna Belle, three-year bareboat charters for three Brazilian flagged vessels operated through the Log-Star joint venture and office leases net of sub-lease.

(4) Approximately $15.0 million of the purchase obligation for the new vessels will be funded under the $150.0 million credit facility with The Royal Bank of Scotland for the newbuilding program. Under the loan modification construction advances made during the covenant waiver period are subject to adjustment if the amount scheduled for advance by the lenders, exceeds 75% of the value of the vessel, as determined by a valuation of similar size and type ship and due to be delivered at the same time as the ship in construction. We had outstanding purchase obligations to the shipyard at December 31, 2010 on the purchase of the three remaining vessels to be delivered during the first quarter (two vessels) and second quarter (one vessel) of 2011.

(5) In connection with the newbuilding program, we entered into a contract for the supervision and inspection of vessels under construction. As of December 31, 2010, commitments under the contract were $0.3 million, with $0.3 million due within one year.

Liquidity and Capital Resources

Our ability to fund operating expenses and capital expenditures and our ability to make scheduled payments of interest and to satisfy any other present or future debt obligations will depend on future operating performance, prevailing economic conditions and financial and other factors beyond our control, including those disclosed under "Item 1A. Risk Factors."

Our principal sources of funds are operating cash flows and long-term bank borrowings. Our principal uses of funds are expenditures to operate our fleet of vessels, capital expenditures to maintain the quality of our fleet and keep us in compliance with international shipping standards and regulations, and to pay principal and interest on outstanding debt.

Starting in late May 2010, the Baltic Dry Index, which measures the demand for shipping capacity versus the supply of dry bulk carriers, started to decline dramatically from a high of 4,209 on May 26, 2010 to a recent low of 1,043 on February 4, 2011. Our management believes that there are many reasons for this decline, including the large amount of additional tonnage from recent newbuilds in all vessel sizes as well as natural occurrences that significantly depressed the amount of available cargoes, such as the extended heat wave in the grain growing regions of Russia and Ukraine and the recent devastating floods in Australia. As a direct result of this imbalance of supply and demand, freight rates across the ocean shipping industry and in particular the freight and charter rates that we are able to obtain have declined dramatically as owners and charterers compete for cargoes. The reduction in our freight rates in this market environment directly and adversely affected our revenues and cash flows and caused us to enter into negotiations with our lenders to seek modification of certain financial covenants in our various credit facilities.

With the consent of our lenders, in September 2010, we ceased paying installments of principal due on indebtedness. Our lenders agreed not to take any action as a result while we collectively sought to negotiate new terms of our existing debt. Effective January 28, 2011, we and our lenders agreed on a restructuring of our debt repayment schedules, modification of the financial covenants, and a waiver of any existing defaults under the loan agreements. The restructuring primarily moved debt originally scheduled to be repaid in 2011 and 2012 of $67.5 million and $71.3 million, respectively, into 2014. However, unless the Baltic Dry Index, and in particular the freight and charter rates that we are able to obtain, strengthen significantly in the near future, it is likely that by June 30, 2011 we would fail to meet existing consolidated fixed charge and consolidated leverage ratio requirements and that we would need to enter into further negotiations with our lenders to seek further modifications and/or waivers of those financial covenants. Failure to meet the covenant requirements or obtain a covenant waiver would have a material adverse effect on our business, operations, financial condition and liquidity and would raise substantial doubt about our ability to continue as a going concern. The following table summarizes financial covenants in place as of December 31, 2010, and as amended subsequent to December 31, 2010, and the actual amounts and ratios of each financial covenant requirement:

Covenant	As of December 31, 2010	As amended subsequent to December 31, 2010	Actual as of December 31, 2010
Minimum Cash Liquidity	Qualified cash of $15.0 million, which is defined in the agreement as cash and cash equivalents.	Qualified weekly average cash of $15.0 million, which is defined in the agreement as cash and cash equivalents. This calculation shall exclude any expenses actually paid in connection with the restructuring.	**$19.0 million**
Minimum Consolidated Interest Charge Coverage Ratio	Not less than a ratio of 3.00 to 1.00 at June 30, 2010 and 3.75 to 1.00 at September 30, 2010 of Consolidated EBITDA for the four previous quarters to Consolidated interest expense for the same period. Not measured after September 30, 2010.	Not less than a ratio (consolidated EBITDA to consolidated interest expense) of 3.35 to 1.00 for each fiscal quarter period during 2011; 3.70 to 1.00 for each fiscal quarter period during 2012; 4.30 to 1.00 for each fiscal quarter period ending on March 31, and June 30, 2013; 4.75 to 1.00 for each fiscal quarter period ending on September 30, and December 31, 2013; 5.20 to 1.00 for each fiscal quarter period during March 31 to September 30, 2014.	**4.15 to 1.00**
Maximum Consolidated Leverage Ratio	Not more than a ratio of 5.00 to 1.00 at June 30, 2010, 3.75 to 1.00 at September 30, 2010, 3.00 to 1.00 at December 31, 2010 and March 31, 2011, 2.75 to 1.00 at June 30, 2011 and 2.50 to 1.00 at September 30, 2011 and thereafter, of Consolidated Funded Indebtedness, as defined in the loan agreements, at the end of a quarter to Consolidated EBITDA for the four previous quarters.	Not more than a ratio (consolidated funded indebtedness to consolidated EBITDA) of 4.00 to 1.00 for each fiscal quarter period during 2011; 3.65 to 1.00 for each fiscal quarter period during 2012; 3.20 to 1.00 for each fiscal quarter period ending on March 31, and June 30, 2013; 2.75 to 1.00 for each fiscal quarter period ending on September 30, and December 31, 2013; 2.50 to 1.00 for each fiscal quarter period during March 31 to September 30, 2014.	**3.23 to 1.00**
Minimum Consolidated Fixed Charge Coverage Ratio	Not less than a ratio of 1.10 to 1.00 at December 31, 2010, 1.30 to 1.00 at March 31, 2011, 1.50 to 1.00 at June 30, 2011 and, 1.75 to 1.00 at September 30, 2011 and thereafter of Consolidated EBITDA for the four previous quarters to Consolidated interest expense for the same period plus regularly scheduled debt payments for the following 12 months.	Not Applicable - deleted.	**1.17 to 1.00**

We are not certain about whether we will have sufficient liquidity to meet our needs for operating cash for fiscal year ending December 31, 2011. We expect that our ability to meet such needs will depend primarily on: our unrestricted cash balance at December 31, 2010 of $19.0 million; improvement in our 2011 operating cash flows; our ability to borrow under our existing credit facilities; and our ability to secure additional or replacement financing for our business.

Below is a summary of investing and financing activities for the years ended December 31, 2010 and 2009.

Financing Activities 2010

- We made $49.0 million in scheduled debt principal payments
- We borrowed an additional $30.0 million under our credit facility with Royal Bank of Scotland ("RBS") to fund the construction payments due on our new multipurpose vessels. At December 31, 2010, we had total borrowings outstanding under the facility of $131.7 million with $15.0 million available under the credit facility.
- We paid $6.1 million of deferred financing costs associated with obtaining loan covenant waivers
- In June 2010, we terminated two deferred starting interest rate swap contract and changed the expiration date of a third interest rate swap contract for $3.0 million.

Investing Activities 2010

Using capital from operations and borrowings, we made the following acquisitions and capital improvements:

	For the Year Ended December 31,	
	2010	2009
	(in millions)	
Vessels purchased	$ 80.6	39.8
Construction in progress	51.5	44.5
Vessels improvements and other equipment	23.5	29.3
Amount reclassed from construction in progress to vessels	(80.6)	(39.8)
Other fixed asset additions	0.5	2.0
Total Vessel acquisitions / capital improvement	**$ 75.5**	**$ 75.8**

- In connection with our vessel construction program we made payments to the shipyard and incurred capitalized costs totaling $51.5 million. The *Dakota Princess* was delivered at the end of March 2010 and the *Montauk Maiden* was delivered at the beginning of September 2010. Two vessels were delivered in the first quarter of 2011 and the last one is tentatively scheduled to be delivered during the second quarter of 2011. The project is being funded by the RBS Facility and operating cash flows.
- In connection with the March 2009 amendment to The Royal Bank of Scotland Credit Facility, we were required to deposit $20.0 million with The Royal Bank of Scotland after signing the loan modification to be used to pay our portion of the 2009 installment payments that are not funded by The Royal Bank of Scotland newbuilding credit facility. The restricted cash balance decreases as payments are made to the shipyard in 2010. For the year ended December 31, 2010, payments of approximately $2.5 million were made to the shipyard from restricted cash.
- We spent $23.5 million for vessel improvements and vessel equipment. Vessel improvements and other equipment include steel renewal and replacement, major overhauls, new equipment, and takeover costs, including the cost of first drydocking after acquisition and leasehold improvements to the three Brazilian flagged vessels.

- On June 29, 2010, we signed a Memorandum of Agreement to sell the *Savannah Belle*. The cost of vessel and improvements less accumulated depreciation totaled $7.6 million. The sale was completed on July 20, 2010 and the net proceeds from the sale were used to pay down the BOA Revolver. For the year ended December 31, 2010, a $5.2 million charge was recorded as net loss on sale of vessel.
- In January 2010, we entered into a joint venture agreement to form Log-Star. The Company acquired a 70% economic interest in Log-Star for $4.2 million while Log-In Logística Intermodal S.A., ("Log-In") an unrelated corporation, purchased a 30% noncontrolling interest for $1.8 million. Log-Star is engaged in the transport of cargo in the Brazilian coastal cabotage trade as well as in the Amazon River.

Financing Activities 2009

- We made scheduled debt repayments totaling $7.5 million.
- We prepaid principal payments in the amount of $53.5 million, consisting of $3.0 million to Credit Suisse, $19.6 million to DVB, $19.0 million to Bank of America, $7.9 million to AIG, $2.0 million to Commerzbank, $0.4 million to The Royal Bank of Scotland and $1.6 million to Berenberg Bank.
- We borrowed an additional $29.2 million under our $150.0 million credit facility with The Royal Bank of Scotland to fund construction payments due on the building of the new multipurpose vessels with retractable tweendecks. At December 31, 2009, we had total borrowings under the credit facility of $103.8 million with $46.2 million available for future drawdown upon the ship yard meeting specific construction milestones.
- We paid $3.4 million of deferred financing and leasing costs.

Investing Activities 2009

Using capital from operations and borrowings, we made the following acquisitions and capital improvements:

	For the Year Ended December 31,	
	2009	2008
	(in millions)	
Vessels purchased	$ 39.8	$ 313.7
Vessel improvements and other equipment	29.3	49.3
Construction in progress	44.5	63.2
Amount reclassed from construction in progress to vessels	(39.8)	0.0
Other fixed assets	2.0	3.5
Sub total	75.8	429.7
Less: Vessel deposits paid in prior years		(14.8)
Total Vessel acquisitions / capital improvement	**$ 75.8**	**$ 414.9**

- In connection with our new vessel construction program we made payments to the ship building yard and incurred capitalized costs totaling $44.5 million. During the third quarter of 2009, the *Rockaway Belle,* the first of the six vessels being built, was delivered. Two of the remaining vessels were delivered in 2010, two more vessels were delivered in 2011, and the last vessel is tentatively scheduled to be delivered during the second quarter of 2011. The project is being funded from our credit facility with The Royal Bank of Scotland and operating cash flows.
- In connection with the March 2009 amendment to The Royal Bank of Scotland Credit Facility, we were required to deposit $20.0 million with The Royal Bank of Scotland after the signing of the loan modification to be used to pay our portion of the 2009 newbuild installment payments that were not funded by The Royal Bank of Scotland newbuilding credit facility. The restricted cash balance decreased as payments were made to the shipyard in 2009. For the year ended December 31, 2009, payments of approximately $11.3 million were made to the shipyard from the $20.0 million of restricted cash.

- We spent $29.3 million for vessel improvements and vessel equipment. Vessel improvements and other equipment include steel renewal and replacement, major overhauls, new equipment, and takeover costs, including the cost of first drydocking after acquisition.
- We spent $2.0 million in other assets.

Dividend Policy

As of December 31, 2010, we have never declared or paid dividends on our ordinary shares. Provisions of our debt instruments and related loan agreements for our syndicated credit facilities allow us but restrict us from declaring or making dividends or other distributions on our ordinary shares. Future dividends, if any, on our ordinary shares will be at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements and surplus financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant, as well as our ability to pay dividends in compliance with Irish law and our credit facilities.

Under Irish law, TBS International plc must have "distributable reserves" in its unconsolidated balance sheet prepared in accordance with the Irish Companies Acts to enable it to pay cash dividends or buy back shares in the future. Our shareholders passed a resolution that created "distributable reserves" in accordance with Irish law.

See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.—Dividends and Dividend Policy" for more information.

Significant Related Party Transactions

Certain of our key executive officers control each of TBS Commercial Group and Beacon Holdings. We have established long-term commercial and operational relationships with other commercial agency service companies that are located in various overseas ports in which we conduct our business. The majority of these companies are wholly- or partly-owned direct or indirect subsidiaries of either TBS Commercial Group or Beacon Holdings. We believe that the transactions described below are on terms no less favorable than those that could be obtained pursuant to arms' length negotiations with independent third parties. Under the arrangements with these commercial agents, we generally pay a commission on freight revenue booked by the agent, which is based upon market rates, and on certain freights where they attend to the receivers of the cargo. Commissions paid to TBS Commercial Group and Beacon Holdings for commercial agency services were approximately $ 7.3 million, $5.9 million, and $14.6 million for the years ended December 31, 2010, 2009, and 2008, respectively. Port agency fees paid to TBS Commercial Group and Beacon Holdings are for agents to attend to vessels while in port and are based on market rates for such services. For the years ended December 31, 2010, 2009, and 2008, we paid approximately $2.1 million, $1.9 million, and $2.2 million respectively.

Globe Maritime Limited ("Globe") occasionally acts as a broker for chartering and vessel sales and purchases. Globe is owned by James W. Bayley who is an officer of International and member of International's Board of Directors. During 2010, 2009, and 2008, we paid Globe approximately $0.1 million, $0.1 million, and $1.2 million, respectively.

TBS Shipping Services maintains an office in Yonkers, New York that is leased from our chairman and chief executive officer, Joseph E. Royce. During 2010, 2009, and 2008, payments to Mr. Royce, as required under the lease, totaled $240,000 per year. The $240,000 paid in 2010 includes a prepayment of $10,000 relating to rent for the month of January 2011.

Our board of directors has delegated authority to the Compensation Committee to review and approve or ratify on an annual basis all transactions with our executive officers, directors, and affiliates.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties and could result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see "Note 2 Summary of Significant Accounting Policies and Basis of Presentation" to our consolidated financial statements.

Allowance for doubtful accounts

We assess the recoverability of doubtful accounts, and we create an allowance for the possibility of non-recoverability. Although we believe our allowances to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated allowance for doubtful recoverability is inadequate.

Claims Receivable

Claims receivable represent claims for reimbursement of expenses incurred that have been or will be made under our hull and machinery and P&I insurance coverage. We record the probable amount that we expect to recover from insurance, net of the applicable deductible.

Fuel and Other Inventories

Fuel and other inventories, consisting primarily of fuel, lubricating oil and spare parts aboard the vessels, are valued at the lower of cost (determined using a first-in, first-out basis for fuel and a weighted average basis for lubricating oil and spare parts) or market.

Depreciation

Vessels are stated at cost, which includes contract price and other direct costs relating to acquiring and placing the vessels in service, less accumulated depreciation. Major vessel improvements are capitalized and depreciated over the remaining useful lives of the vessels. Depreciation on vessels is calculated, based on cost less estimated residual value, using the straight-line method over the remaining useful life of the vessel. Salvage, or scrap, value is based on a vessel's lightweight tonnage multiplied by a scrap rate. We use a scrap rate of $180 per lightweight tonnage, which may differ from actual salvage rates. Depreciation on vessel improvements is calculated using the straight-line method over the remaining useful life of the vessel. The remaining useful life of each vessel is estimated as the period from the date the vessel is put in service to the date 30 years from the time that the vessel was initially delivered by the shipyard. Maintenance and repair costs that do not improve or extend the useful lives of the vessels, other than dry dock costs discussed below, are expensed as incurred.

Vessel construction in progress

We capitalize direct and indirect costs clearly associated with the development, design, and construction of the vessels as these costs have a future benefit. Costs include installments paid to the shipyard, payments made to third parties in connection with the vessel construction program and interest costs incurred during the construction period, which is defined as the period from the start of construction until the date that each vessel is substantially complete and ready for use.

Drydocking

Within the shipping industry, two methods are used to account for drydockings: (1) the deferral method, in which drydocking costs are capitalized and then amortized over the period to the next scheduled drydocking, and (2) the incurred method, in which drydocking costs are expensed as incurred. We use the deferral method and amortize drydocking costs on a straight-line basis over the period through the date of the next drydocking, which is typically 30 months. We include in deferred drydocking costs those costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel's earnings capacity or improve the vessel's efficiency. Normal repairs and maintenance, whether incurred as part of the drydocking or not are expensed as incurred. We believe the deferral method better matches costs with revenue than expensing the costs as incurred. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of drydock expense if the subsequent drydock is done earlier than anticipated.

Valuation of Long-Lived Assets and Goodwill

In accordance with the guidance outlined in FASB ASC Topic 360 - *Property, Plant and Equipment*, we perform tests for impairment of long-lived assets whenever events or circumstances, such as significant changes in charter rates or vessel valuations, suggest that long-lived assets may not be recoverable. An impairment is only deemed to have occurred if the sum of the forecasted undiscounted future cash flows related to the assets is less than the carrying value of the assets we are testing for impairment. If the forecasted cash flows from long-lived assets are less than the carrying value of such assets, then we must write down the carrying value to its estimated fair value.

At the end of each quarterly reporting period, we consider events or circumstances that may be a triggering factor for us to perform additional tests for impairment of long-lived assets. As at December 31, 2010 and 2009, we performed an impairment review of our long-lived assets due to the continued global economic softness and its impact on the shipping industry. We concluded that events and circumstances occurred during the fourth quarter of 2010 that suggested a possible impairment of long-lived assets. These indicators included significant declines in freight and charter rates and asset values toward the end of 2010. As a result, we performed a fleet level impairment analysis of our long-lived assets, which compared undiscounted cash flows with the carrying values of our long-lived assets to determine if the assets were impaired. Management made assumptions used in estimating undiscounted cash flows, which include utilization rates, revenues, capital expenditures, operating expenses and remaining lives of the vessels. These assumptions are based on historical trends as well as future expectations that are consistent with the plans and forecasts used by management to conduct its business. Management's impairment analysis as of December 31, 2010, indicated that future undiscounted operating cash flows at the fleet level, including vessels to be delivered during the first half of 2011, were below the vessel's carrying amount and, accordingly a noncash impairment loss of approximately $201.7 million was recognized and separately reflected in the consolidated statement of operations.

The assumptions and estimates we used in our impairment analysis are highly subjective and could be negatively affected by further declines in freight or charter rates, further decreases in the market value of vessels or other factors, which could require us to record additional material impairment charges in future periods.

The provisions of FASB ASC Topic 350 – *Intangibles – Goodwill and Other* require an annual impairment test be performed on goodwill. We perform our annual impairment analysis of goodwill on May 31st of each year, or more often if there are indicators of impairment present. A two step approach is required. The first step requires us to compare the reporting unit's carrying value of net assets to their fair value. If the fair value exceeds the carrying value, goodwill is considered not impaired and we are not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then we must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then we are required to record an impairment loss equal to the difference.

Determining the reporting unit's fair value involves the use of significant estimates and assumptions. The reporting unit consists of the companies acquired in connection with the initial public offering that created goodwill of $8.4 million. We estimate the fair value using income and market approaches through the application of discounted cash flow. We performed our annual analysis at May 31, 2010 by: (a) updating our 2010 budgeted cash flow based on actual results, (b) updating our forecast for years 2011 through 2014 based on changes made to our cash flow estimates and (c) updating our estimates of the weighted-average cost of capital. From the time we performed our analysis at May 31, 2010 until December 31, 2010, we evaluated for changes in circumstances that necessitated further goodwill impairment testing, and we concluded that there was no indication of goodwill impairment at December 31, 2010.

In December 2010, the FASB issued update No. 2010-28, "*When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)*", to FASB ASC Topic 350 – *Intangibles – Goodwill and Other* requiring reporting units with zero or negative carrying amounts to test if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists. The new guidance must be applied for the first time during the quarter ending March 31, 2011. We are assessing the potential impact of this new guidance on our consolidated financial statements which could result in an impairment of our goodwill which was $8.4 million at December 31, 2010. In the period of adoption of this guidance, any impairment of goodwill will be charged to shareholders' equity.

Deferred Financing Costs

Deferred financing costs are amortized over the term of the related financing using the straight-line method, which we believe, is not materially different than the effective interest method. Fees incurred in a refinancing of existing loans, which results in an extinguishment of the debt, are written off and included in the gain or loss on extinguishment of debt.

Leases

Leases are classified as either capital or operating. Those leases that transfer substantially all the benefits and risks of ownership of property to us are accounted for as capital leases. All other leases are accounted for as operating leases. Capital leases are accounted for as assets and are fully amortized on a straight-line basis over the expected useful life of the assets. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year; otherwise the principal is included in amounts due after one year. The capitalized lease obligation reflects the present value of future lease payments. The financing element of the lease payments is charged to income over the term of the lease. Deferred leasing costs are amortized over the term of the lease using the straight-line method, which is not materially different than the effective interest method. Rental expense, for leases classified as operating and that contain predetermined fixed decreases of minimum rentals during the term of the lease, is recognized on a straight-line basis over the life of the lease, beginning with the point at which we obtain control and possession of the leased properties. The difference between the amounts charged to operations and amounts paid is recorded as deferred rent expense.

Revenue recognition

Revenue is generally recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. We generally employ our vessels under time or voyage charters. With time charters, we receive a fixed charter hire per on-hire day and are responsible for meeting all the vessel operating expenses such as crew costs, insurance, stores and lubricants and repairs and maintenance. Time charter revenues are recorded over the term of the charter as service is provided. Revenue from time charters in progress at year end is calculated using the daily charter hire rate, net of daily expenses, multiplied by the number of voyage days on-hire through year end.

In the case of voyage charters, the vessel is contracted for a voyage between two or more ports. We are paid for the cargo transported and we pay all voyage expenses, such as fuel, port call expenses and commissions, as well as all vessel operating expenses. For voyages in progress at December 31, 2010, 2009 and 2008, we recognized voyage expense as incurred and recognized voyage revenues ratably over the length of the voyage, all in accordance with the guidance outlined in FASB ASC Topic 605 - *Revenue Recognition.* Probable losses on voyages are provided for in full at the time such losses can be estimated. Based upon the terms of the customer agreement a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. We apply the "discharge-to-discharge" method for recognizing revenues only on customer agreements that are non-cancelable. Vessel operating expenses for both voyage and time charters are expensed as incurred.

Stock Based Compensation

We account for stock based compensation in accordance with the guidelines outlined in FASB ASC Topic 718 – *Compensation – Stock Compensation* using the modified prospective method which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest.

Earnings Per Share

Basic earnings (loss) per ordinary share are computed using the two-class method for share-based payment transactions, which are participating securities. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for ordinary stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Our non-vested stock, consisting of time-vested restricted shares, are considered participating securities since the share-based awards contain a non-forfeitable right to dividends irrespective of whether the awards ultimately vest.

Fair Value of Financial Instruments

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash equivalents, charter hire receivables and debt. We place our cash equivalents with a number of financial institutions to help limit the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base, and their dispersion across many geographic areas. No customers accounted for 10% or more of charter hire receivables at December 31, 2010 and one customer accounted for 11.7% of charter hire receivables at December 31, 2009.

The following method and assumptions were used to estimate the fair value of financial instruments included in the following categories:

- *Cash and cash equivalents, charter hire and claims receivable* - The carrying amount reported in the accompanying consolidated balance sheets for cash and cash equivalents, charter hire and claims receivable approximates their fair value due to the current maturities.
- *Short-term debt* - The carrying amount reported in the accompanying consolidated balance sheets for short-term debt approximates its fair value due to the current maturity of such instruments and their variable rates.
- *Long-term debt* - The carrying amount of our long-term debt, which was reclassified to short-term in our 2010 and 2009 balance sheets, approximates fair value due to the variable interest rates on bank borrowings and based on the current rates offered to us for debt of the same remaining maturities.
- *Interest rate swaps* - The carrying amount reported in the accompanying consolidated balance sheets for derivative financial instruments is based on the quoted market price for a similar liability or determined using inputs that use as their basis readily observable market data that are actively quoted and can be validated through external sources.

Foreign Currency Transactions

The financial statements are expressed in U. S. dollars. Gains and losses resulting from foreign currency transactions, which are not significant, are included in other income.

Financial Derivative Instruments and Hedging Activities

We seek to manage our interest rate risk associated with variable rate borrowings with the use of derivative financial instruments. We account for derivative financial instruments in accordance with the guidance outlined in FASB ASC Topic 815 – *Derivatives and Hedging.* The fair value of derivative financial instruments are recognized as assets or liabilities at each balance sheet date, with changes in fair value affecting net income (loss) or comprehensive income (loss) as applicable. We do not purchase or hold any derivative instruments for trading purposes.

NEW ACCOUNTING PRONOUNCEMENTS

Adopted

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2010-06, "*Improving Disclosures about Fair Value Measurements*", which amends FASB ASC Topic 820 - *Fair Value Measurements and Disclosures* regarding the accounting for fair value measurements and disclosures. This amendment provides more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. This amendment was effective with the March 31, 2010 reporting period. Adoption of the amendments in 2010 did not have an effect on our financial statements disclosures and adoption of the amendment that is effective for the 2011 reporting periods is not expected to have an effect.

In June 2009, the FASB issued changes to the accounting guidelines for variable interest entities. These changes, as discussed in FASB ASC Topic 810 - *Consolidation*, require an enterprise to: (i) perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity; (ii) perform ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; (iii) eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (iv) add an additional reconsideration event for determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly affect the entity's economic performance: and (v) enhance disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. Adoption of this guidance, which became effective January 1, 2010, did not have an effect on our consolidated financial statements.

In May 2009, the FASB issued guidance which was subsequently amended in February 2010 regarding accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance, which is outlined in FASB ASC Topic 855 - *Subsequent Events*, establishes the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of these changes did not have an effect on our consolidated financial statements because we already followed a similar approach prior to the adoption of this guidance.

Issued

In December 2010, the FASB issued update No. 2010-28, "*When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)*", to FASB ASC Topic 350 – *Intangibles – Goodwill and Other.* The amendments in this update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. Our Company must apply the new guidance for the first time during the quarter ending March 31, 2011. As a result, current GAAP will be improved by eliminating an entity's ability to assert that a reporting unit is not required to perform Step 2 because the carrying amount of the reporting unit is zero or negative despite the existence of qualitative factors that indicate the goodwill is more likely than not impaired. We are assessing the potential impact of this new guidance on our consolidated financial statements which could result in an impairment of our goodwill which was $8.4 million at December 31, 2010. In the period of adoption of this guidance, any impairment of goodwill will be charged to shareholders' equity.

In December 2010, the FASB issued update No. 2010-29, "*Disclosure of Supplementary Pro Forma Information for Business Combinations*", to FASB ASC Topic 805 - *Business Combinations.* The amendments in this update clarify the acquisition date that should be used for reporting the pro forma financial information disclosures in Topic 805 when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s). The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We do not expect that adoption of this guidance will have any impact on the determination or reporting of our financial results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

INTEREST RATE RISK

We are exposed to various market risks associated with changes in interest rates relating to our floating rate debt. We use only one derivative instrument, interest rate swaps, to manage our borrowing costs and convert floating rate debt to fixed rate debt. All derivative contracts are for non-trading purposes and are entered into with financial institutions thereby minimizing counterparty risk.

At December 31, 2010, we had $332.3 million of floating debt outstanding. In order to hedge our interest rate risk, we entered into interest rate swap contracts that hedged approximately 39.6% of our outstanding debt at December 31, 2010. We had interest rate swap contracts to pay an average fixed rate of 3.94% before loan margin and receive a floating rate of interest on the notional amount of $131.5 million. At December 31, 2010, the fair value of interest rate swap agreements was an $8.4 million liability. Interest loan margins over LIBOR at December 31, 2010, after changes made in connection with the loan modifications during the second quarter of 2010, were 5.75% on $155.3 million of debt; 5.00%, on $149.7 million of debt; 4.00% on $1.5 million of debt; and 3.25% on $25.8 million of debt.

As an indication of the extent of our sensitivity to interest rate changes, an increase in the LIBOR rate of 100 basis points would have increased our net loss for the year ended December 31, 2010 by approximately $2.0 million, based on our unhedged debt at December 31, 2010, of $200.8 million.

The following table sets forth the sensitivity of our outstanding average unhedged debt in U.S. dollars to a 100 basis point increase in LIBOR during the next five years:

Year	Unhedged Debt subject to Floating Rate	Estimated Interest Change
	(in thousands)	
2011	207,111	2,071
2012	197,043	1,970
2013	182,263	1,823
2014	12,705	127
2015	9,209	92

FOREIGN EXCHANGE RATE RISK

We consider the U.S. dollar to be the functional currency for all of our entities. Our financial results are affected by changes in foreign exchange rates. Changes in foreign exchange rates could adversely affect our earnings. We generate all of our revenues in U.S. dollars, but incurred approximately 9% of our operating expenses in currencies other than U.S. dollars for the year ended December 31, 2010. For accounting purposes, expenses incurred in currencies other than U.S. dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2010, approximately 5% of our outstanding accounts payable were denominated in currencies other than U.S. dollars.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Information with respect to this Item is contained in our consolidated financial statements included in "Item 15. Exhibits and Financial Statement Schedules."

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There were no changes in or disagreements with accountants on accounting and financial disclosure.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this report (the "Evaluation Date"). Based on this evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to the Company, including our consolidated subsidiaries, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the Company's management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework". Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, during the fourth quarter of fiscal 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The following table provides information regarding our executive officers and directors.

Name	Age	Title
Joseph E. Royce	66	President, Chief Executive Officer, Chairman and Director
Gregg L. McNelis	55	Senior Executive Vice President, Chief Operating Officer and Director
Lawrence A. Blatte	81	Senior Executive Vice President
Ferdinand V. Lepere	59	Senior Executive Vice President and Chief Financial Officer
James W. Bayley	70	Vice President and Director
John P. Cahill	52	Director
Randee E. Day	62	Director
William P. Harrington	53	Director
Peter S. Shaerf	56	Director
Alexander Smigelski	53	Director

Our directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Executive officers are appointed by and serve at the pleasure of our Board of Directors. A brief biography of each director and executive officer follows:

JOSEPH E. ROYCE

Mr. Royce has been President, Chairman and a director since our inception, and Chief Executive Officer since March 2005. Since 1993, Mr. Royce has served as President of TBS Shipping Services, a subsidiary of TBS International that provides commercial and operational management. Mr. Royce has over 40 years experience in the maritime industry and has expertise in breakbulk, liner and bulk cargo shipping in developing economies. Between 1984 and 1993, Mr. Royce was President of COTCO, a dry cargo pool of over 45 vessels. From 1973 to 1983, he was active as a shipbroker and independent ship operations manager involved in the shipment of various products worldwide. Mr. Royce is a director of Covenant House New York, the not-for-profit adolescent care agency.

GREGG L. MCNELIS

Mr. McNelis has served as a director since February 2004 and as Senior Executive Vice President and Chief Operating Officer since March 2005. Since 1993, Mr. McNelis has served as Executive Vice President of the Commercial Department at TBS Shipping Services, where he manages the chartering department, responsible for commercial employment of the fleet. He has worked with Mr. Royce for over 25 years, engaging in contract negotiations, time charters, voyage charters, contracts of affreightment, and developing and controlling trade lanes. Mr. McNelis previously served as vice president of COTCO. Mr. McNelis has over 30 years of experience in the international shipping industry.

LAWRENCE A. BLATTE

Since March 2005, Mr. Blatte has served as Senior Executive Vice President of the Company and in this role provides business development services. He served as our corporate legal counsel from our inception until December 31, 2005. Mr. Blatte has also served as Vice Chairman of TBS Shipping Services since January 2004. As a public servant, Mr. Blatte held the position of Mayor of the Village of Lawrence, New York from 1996 to 2002, and served as a Trustee of the Village from 1979 to 1996.

FERDINAND V. LEPERE

Mr. Lepere has served as Chief Financial Officer since March 2005 and Senior Executive Vice President since May 2010, having previously served as Executive Vice President of Finance of TBS Shipping Services from March 2005 to May 2010. Also in May 2010, Mr. Lepere became Senior Executive Vice President of TBS Shipping Services Inc., having previously served as Executive Vice President of Finance from January 1995 to May 2010.

Mr. Lepere is responsible for all financial and accounting matters. He has over 30 years of experience in shipping, including 14 years with Hapag-Lloyd A.G. as chief financial officer and board member of its American subsidiary. Mr. Lepere is a Certified Public Accountant and holds a Masters Degree in Finance and Accounting.

JAMES W. BAYLEY

Mr. Bayley has served as a director since 2007, having previously served as a director from our inception until 2006, and has been Vice President since November 2001. Mr. Bayley is the retired owner and Managing Director of Globe Maritime Limited, a company he operated until December 2010 that was well established in the London shipping market. Mr. Bayley's career in the shipping industry began in 1956. He became a member of the Baltic Exchange London in 1962 and a Fellow of the Institute of Chartered Shipbrokers in 1967.

JOHN P. CAHILL

Mr. Cahill has served as a director since June 2007. Mr. Cahill is counsel at Chadbourne & Parke LLC, a law firm in New York City. Mr. Cahill is also Co-Founder and CEO of the Pataki-Cahill Group, LLC, a specialized consulting firm in New York City that focuses on energy issues and asset privatization. He is an attorney with experience in both the private and public sectors. From 2002 until 2006, Mr. Cahill served as the Secretary and Chief of Staff to the Governor of the State of New York, which is the highest ranking appointed official in New York State Government. Prior to this appointment, Mr. Cahill was Commissioner of the New York State Department of Environmental Conservation. Mr. Cahill became an independent director of Hudson Valley Holding Corp. (NASDAQ) in March 2011.

RANDEE E. DAY

Ms. Day has served as a director and Chairperson of the Audit Committee since 2001. Since September 2010 and from 1985 to 2004, Ms. Day has been a president and chief executive of Day & Partners, Inc., a financial advisory and consulting firm focused on the maritime, energy and cruise industries with a diversified client base consisting of shipping companies, commercial banks and government agencies. From April 2010 to September 2010, Ms Day served as interim CEO of DHT Holdings, Inc., a company that operates a fleet of double-hull tankers. From 2004 to March 2010, Ms. Day was a Managing Director and head of Maritime Investment Banking at Seabury Transportation Holdings LLC, a New York based advisory and investment bank specializing in the transportation industry. Ms. Day has more than 35 years of specialized international financial experience in the marine and energy sectors. From 1979 to 1985, Ms. Day served as the head of J.P. Morgan's Marine Transportation and Finance department in New York, where she was responsible for managing a loan portfolio and overseeing relationships with the bank's shipping clients in the Western Hemisphere and the Far East. She also served in the London offices of J.P. Morgan, Continental Illinois National Bank & Trust and Bank of America. Ms. Day has served as an independent director of DHT Maritime, Inc. (NYSE) since July 2005 and is the chairperson of its audit committee.

WILLIAM P. HARRINGTON

Mr. Harrington has served as a director since 2005 and is Chairperson of the Nominating and Corporate Governance Committee and the Lead Independent Director. Mr. Harrington is a partner and head of the litigation and toxic tort/complex litigation practice groups at Bleakley, Platt & Schmidt, LLP, a law firm in White Plains, New York. He is an experienced trial attorney who has represented Fortune 500 companies in criminal, commercial, environmental, real estate and employment discrimination matters. From 2000 until 2006, Mr. Harrington served as a member of the New York Gubernatorial Review Panel for the Federal Judiciary. Mr. Harrington also once served as a law clerk to Hon. Charles L. Brient, Chief Judge of the United States District Court for the Southern District of New York. Mr. Harrington has served as an independent director of Community Mutual Savings Bank (NASDAQ) since March 2009.

PETER S. SHAERF

Mr. Shaerf has served as a director since 2001 and is Chairperson of the Compensation Committee. Since 2002, Mr. Shaerf has been a Partner and Managing Director at AMA Capital Partners LLC, an investment bank and private equity firm specializing in the maritime industry. From 1998 to April 2002, Mr. Shaerf was a Managing Director of Poseidon Capital, an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specialized in the dry cargo and liner shipping industry. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a ship broking subsidiary of a British ship-owner of dry cargo and tanker tonnage. Mr. Shaerf is a director of General Maritime Corporation (NYSE) and a director of Seaspan Corporation (NYSE). Mr. Shaerf is Chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York as a maritime center. Mr. Shaerf holds a B.A. degree in international business law from the London Metropolitan University.

ALEXANDER SMIGELSKI

Mr. Smigelski has served as a director since June 2007. Mr. Smigelski is a senior partner with Kings Point Capital Partners, a New York-based private equity firm investing in multiple strategies since 2006, and is presently the CEO of its Restaurant Division. Until mid-2006, Mr. Smigelski was Senior Vice President with Morgan Keegan & Company Inc., a leading brokerage and investment firm. Mr. Smigelski's overall Wall Street career spanned 17 years, primarily with Merrill Lynch. In addition, he is a Master Mariner and was the youngest captain in the Exxon fleet.

Other information required by Item 10 will be in the definitive proxy statement for the Company's 2011 Annual General Meeting of Shareholders and is incorporated by reference.

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive, financial and accounting officers, or persons performing similar functions. The full text of the Code is published under "Governance" on our corporate governance website located at http://www.investor.tbsship.com. We intend to disclose future amendments to certain provisions of our Code, or waivers of such provisions granted to executive officers and directors, on the web site within four business days following the date of such amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION.

Information required by Item 11 will be in the definitive proxy statement for the Company's 2011 Annual General Meeting of Shareholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS.

Certain Information required by Item 12 will be in the definitive proxy statement for the Company's 2011 Annual General Meeting of Shareholders and is incorporated herein by reference.

The table below sets forth information about the shares authorized for issuance under the Company's equity compensation plans (2005 Equity Incentive Plan and Employee Share Purchase Plan) as of December 31, 2010.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	793,000	$	4,457,352
Equity compensation plans not approved by security holders . . .			
Total	793,000	$	4,457,352

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by Item 13 will be in the definitive proxy statement for the Company's 2011 Annual General Meeting of Shareholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by Item 14 will be in the definitive proxy statement for the Company's 2011 Annual General Meeting of Shareholders and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Documents filed as part of this Annual Report

1. Financial Statements

The following consolidated financial statements of the Company are included in a separate section of this report:

2. Financial Statement Schedules.

All schedules are omitted because they are not applicable or not required or because the required information is included in the Consolidated Financial Statements or the Notes thereto.

3. Exhibits.

The following exhibits are filed as part of, or incorporated by reference into, this Annual Report:

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
1.1	Investment Agreement	8-K	000-51368	1/31/11	10.11	
3.1	Certificate of Incorporation of TBS International plc	S-8 POS	333-137517	1/19/10	4.2	
3.2	Amended and Restated Memorandum of Association of TBS International plc	8-K12B	001-34599	1/8/10	3.1	
3.3	Certificate of Designation for Series A and Series B Preference Shares	S-1	333-172236	2/14/2011	4.1	
10.1	TBS International Amended and Restated 2005 Equity Incentive Plan*	S-8 POS	333-137517	1/19/10	99.1	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.2	Form of Restricted Share Award Agreement under the TBS International Limited 2005 Equity Incentive Plan*	8-K	000-51368	1/26/07	10.2	
10.3	Form of Bonus Share Award Agreement under the TBS International Limited 2005 Equity Incentive Plan*	8-K	000-51368	1/26/07	10.3	
10.4	Form of Share Unit Award Agreement under the TBS International Limited 2005 Equity Incentive Plan*	10-Q	000-51368	11/9/07	10.1	
10.5	Form of Restricted Share Award Agreement under the TBS International Limited 2005 Equity Incentive Plan*	10-Q	000-51368	5/9/08	10.1	
10.6	Form of Share Unit Award Agreement under the TBS International Limited 2005 Equity Incentive Plan*	10-Q	000-51368	5/9/08	10.2	
10.7	Restricted Stock Grant Agreement, dated June 29, 2005, between Ferdinand Lepere and TBS International Ltd.*	10-Q	000-51368	8/10/07	10.7	
10.8	First Amendment, dated May 8, 2008, to Restricted Stock Grant Agreement, dated June 29, 2005, between Ferdinand Lepere and TBS International Ltd.*	10-Q	000-51368	5/9/08	10.4	
10.9	Form of Restricted Share Award Agreement under the TBS International Amended and Restated 2005 Equity Incentive Plan*	10-K	001-34599	3/16/10	10.1	
10.10	Form of Bonus Share Award Agreement under the TBS International Amended and Restated 2005 Equity Incentive Plan*	10-K	001-34599	3/16/10	10.2	
10.11	Form of Share Unit Award Agreement under the TBS International Amended and Restated 2005 Equity Incentive Plan*	10-K	001-34599	3/16/10	10.3	
10.12	Deed Poll of Assumption by and between TBS International Limited and TBS International plc	8-K	001-34599	1/8/10	10.1	
10.13	Deed Poll of Indemnity by and between TBS International Limited and TBS International plc	8-K	001-34599	1/8/10	10.2	
10.14	Lease agreement, dated January 1, 2010, between Joseph E. Royce and TBS Shipping Services Inc.	10-K	001-34599	3/16/10	10.4	
10.15	Memorandum of Agreement, dated as of January 24, 2007, by and between TBS International Limited, Fairfax Shipping Corp. and Adirondack Shipping LLC	10-K	000-51368	3/12/07	10.1	
10.16	Bareboat Charter Agreement, dated January 24, 2007, by and between TBS International Limited, Fairfax Shipping Corp and Adirondack Shipping LLC	10-K	000-51368	3/12/07	10.3	
10.17	First Amendatory Agreement, dated March 26, 2009, to the Bareboat Charter Agreement, dated January 24, 2007, by and between TBS International Limited, Fairfax Shipping Corp and Adirondack Shipping LLC	8-K	000-51368	4/2/09	10.12	
10.18	Second Amendatory Agreement, dated April 16, 2009, to the Bareboat Charter Agreement, dated January 24, 2007, by and between TBS International Limited, Fairfax Shipping Corp and Adirondack Shipping LLC	10-K	001-34599	3/16/10	10.5	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.19	Third Amendatory Agreement, dated December 31, 2009, to the Bareboat Charter Agreement, dated January 24, 2007, by and between TBS International Limited, Fairfax Shipping Corp and Adirondack Shipping LLC	10-K	001-34599	3/16/10	10.6	
10.20	Fourth Amendatory Agreement, dated January 12,2010, to the Bareboat Charter Agreement, dated January 24, 2007, by and between TBS International Limited, Fairfax Shipping Corp and Adirondack Shipping LLC	10-K	001-34599	3/16/10	10.7	
10.21	Memorandum of Agreement, dated January 24, 2007, by and between TBS International Limited, Rushmore Shipping LLC and Beckman Shipping Corp.	10-K	000-51368	3/12/07	10.2	
10.22	Bareboat Charter Agreement, dated January 24, 2007, by and between TBS International Limited, Rushmore Shipping LLC and Beckman Shipping Corp.	10-K	000-51368	3/12/07	10.4	
10.23	First Amendatory Agreement, dated March 26, 2009, to the Bareboat Charter Agreement, dated January 24, 2007, by and between TBS International Limited, Rushmore Shipping LLC and Beckman Shipping Corp.	8-K	000-51368	4/2/09	10.13	
10.24	Second Amendatory Agreement, dated April 16, 2009, to the Bareboat Charter Agreement, dated January 24, 2007, by and between TBS International Limited, Rushmore Shipping LLC and Beckman Shipping Corp.	10-K	001-34599	3/16/10	10.8	
10.25	Third Amendatory Agreement, dated December 31, 2009, to the Bareboat Charter Agreement, dated January 24, 2007, by and between TBS International Limited, Rushmore Shipping LLC and Beckman Shipping Corp.	10-K	001-34599	3/16/10	10.9	
10.26	Fourth Amendatory Agreement, dated January 12, 2010, to the Bareboat Charter Agreement, dated January 24, 2007, by and between TBS International Limited, Rushmore Shipping LLC and Beckman Shipping Corp.	10-K	001-34599	3/16/10	10.10	
10.27	Overall Agreement, dated February 2007, relating to the construction of six multipurpose vessels, between TBS International Limited, China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd.					X
10.28	Shipbuilding Contract, dated February 2007, between Sunswyck Maritime Corp., China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd.					X

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.29	Amendment Number 1, dated June 27, 2007, to Shipbuilding Contract, dated February 2007, between Sunswyck Maritime Corp., China Communications Construction Company Ltd and Nantong Yahua Shipbuilding Co., Ltd.					X
10.30	Term Loan Facility Agreement, dated March 29, 2007, among TBS International Limited, certain subsidiaries of TBS International Limited, certain lenders and The Royal Bank of Scotland plc.	8-K	000-51368	4/2/07	10.1	
10.31	Supplemental Agreement, dated March 27, 2009, to the Term Loan Facility Agreement, dated March 29, 2007, among TBS International Limited, certain subsidiaries of TBS International Limited, certain lenders and The Royal Bank of Scotland plc.	10-Q	000-51368	8/7/09	10.7	
10.32	Supplemental Agreement, dated December 31, 2009, to the Term Loan Facility Agreement, dated March 29, 2007, among TBS International Limited, certain subsidiaries of TBS International Limited, certain lenders and The Royal Bank of Scotland plc.	10-K	001-34599	3/16/10	10.11	
10.33	Guarantee, dated January 7, 2010, by TBS International plc pursuant to which it guaranteed certain obligations under the Term Loan Facility Agreement, dated March 29, 2007, among TBS International Limited, certain subsidiaries of TBS International Limited, certain lenders and The Royal Bank of Scotland plc.	10-K	001-34599	3/16/10	10.12	
10.34	Loan Agreement, dated December 7, 2007, by and among Claremont Shipping Corp., Yorkshire Shipping Corp. and Credit Suisse	10-K	000-51368	3/14/08	10.37	
10.35	Supplemental Letter, dated March 24, 2009, to the Loan Agreement, dated December 7, 2007, by and among Claremont Shipping Corp., Yorkshire Shipping Corp. and Credit Suisse	8-K	000-51368	4/2/09	10.10	
10.36	Supplemental Letter, dated December 22, 2009, to the Loan Agreement, dated December 7, 2007, by and among Claremont Shipping Corp., Yorkshire Shipping Corp. and Credit Suisse	10-K	001-34599	3/16/10	10.15	
10.37	Guarantee, dated January 11, 2010, by TBS International plc pursuant to which it guaranteed certain obligations under the Loan Agreement, dated December 7, 2007, by and among Claremont Shipping Corp., Yorkshire Shipping Corp. and Credit Suisse	10-K	001-34599	3/16/10	10.16	
10.38	Loan Agreement, dated January 16, 2008, by and among TBS International Limited, certain subsidiaries of TBS International Limited, DVB Group Merchant Bank (Asia) Ltd., The Governor and Company of the Bank of Ireland, DVB Bank AG, Natixis and Mount Washington LLC	10-Q	000-51368	8/7/09	10.2	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.39	First Amendatory Agreement, dated March 23, 2009, to Loan Agreement, dated January 16, 2008, by and among TBS International Limited, certain subsidiaries of TBS International Limited, DVB Group Merchant Bank (Asia) Ltd., The Governor and Company of the Bank of Ireland, DVB Bank AG, Natixis and Mount Washington LLC	8-K	000-51368	4/2/09	10.9	
10.40	Second Amendatory Agreement, dated December 31, 2009, to the Loan Agreement, dated January 16, 2008, by and among TBS International Limited, certain subsidiaries of TBS International Limited, DVB Group Merchant Bank (Asia) Ltd., The Governor and Company of the Bank of Ireland, DVB Bank AG, Natixis and Mount Washington LLC	10-K	001-34599	3/16/10	10.17	
10.41	Guarantee, dated January 11, 2010, by TBS International plc pursuant to which it guaranteed certain obligations under Loan Agreement, dated January 16, 2008, by and among TBS International Limited, certain subsidiaries of TBS International Limited, DVB Group Merchant Bank (Asia) Ltd., The Governor and Company of the Bank of Ireland, DVB Bank AG, Natixis and Mount Washington LLC	10-K	001-34599	3/16/10	10.18	
10.42	Loan Agreement, dated February 29, 2008, by and among TBS International Limited, certain subsidiaries of TBS International Limited and AIG Commercial Equipment Finance, Inc.	10-K	000-51368	3/14/08	10.39	
10.43	First Amendment, dated March 27, 2009, to Loan Agreement, dated February 29, 2008, by and among TBS International Limited, certain subsidiaries of TBS International Limited and AIG Commercial Equipment Finance, Inc.	10-Q	000-51368	8/7/09	10.5	
10.44	Second Amendment, dated December 30, 2009, to Loan Agreement, dated February 29, 2008, by and among TBS International Limited, certain subsidiaries of TBS International Limited and AIG Commercial Equipment Finance, Inc.	10-K	001-34599	3/16/10	10.19	
10.45	Guarantee, dated January 7, 2010, by TBS International plc pursuant to which it guaranteed certain obligations under the Loan Agreement, dated February 29, 2008, by and among TBS International Limited, certain subsidiaries of TBS International Limited and AIG Commercial Equipment Finance, Inc.	10-K	001-34599	3/16/10	10.20	
10.46	Amended and Restated Credit Agreement, dated March 26, 2008, by and among TBS International Limited, certain subsidiaries of TBS International Limited, Bank of America, N.A. and the lenders named thereto	10-Q	000-51368	8/7/09	10.3	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.47	Amendment No. 1 and Waiver, dated March 27, 2009, to the Amended and Restated Credit Agreement, dated March 26, 2008, by and among TBS International Limited, certain subsidiaries of TBS International Limited, Bank of America, N.A. and the lenders named thereto.	10-Q	000-51368	8/7/09	10.4	
10.48	Amendment No. 2 and Waiver, dated December 31, 2009, to the Amended and Restated Credit Agreement, dated March 26, 2008, by and among TBS International Limited, certain subsidiaries of TBS International Limited, Bank of America, N.A. and the lenders named thereto.	10-K	001-34599	3/16/10	10.21	
10.49	Joinder Agreement, effective as of January 7, 2010, by TBS International plc pursuant to which it guaranteed certain obligations under the Amended and Restated Credit Agreement, dated March 26, 2008, by and among TBS International Limited, certain subsidiaries of TBS International Limited, Bank of America, N.A. and the lenders named thereto.	10-K	001-34599	3/16/10	10.22	
10.50	Loan Agreement, dated May 28, 2008, by and between among Dyker Maritime Corp., TBS International Limited and Commerzbank AG	10-Q	000-51368	8/7/08	99.2	
10.51	Supplemental Letter, dated March 2, 2009, to the Loan Agreement, dated May 28, 2008, by and between among Dyker Maritime Corp., TBS International Limited and Commerzbank AG	8-K	000-51368	4/2/09	10.11	
10.52	Supplemental Letter, dated December 28, 2009, to the Loan Agreement, dated May 28, 2008, by and between among Dyker Maritime Corp., TBS International Limited and Commerzbank AG	10-K	001-34599	3/16/10	10.23	
10.53	Guarantee, dated January 11,2010, by TBS International plc pursuant to which it guaranteed certain obligations under the Loan Agreement, dated May 28, 2008, by and between among Dyker Maritime Corp., TBS International Limited and Commerzbank AG	10-K	001-34599	3/16/10	10.24	
10.54	Loan Agreement, dated June 19, 2008, by and between among Grainger Maritime Corp. and Joh. Berenberg, Gossler & Co. KG	10-Q	000-51368	8/7/08	99.1	
10.55	Supplemental Letter, dated March 10, 2009, to the Loan Agreement, dated June 19, 2008, by and between among Grainger Maritime Corp. and Joh. Berenberg, Gossler & Co. KG	10-Q	000-51368	8/7/09	10.6	
10.56	Supplemental Letter, dated December 30, 2009, to the Loan Agreement, dated June 19, 2008, by and between among Grainger Maritime Corp. and Joh. Berenberg, Gossler & Co. KG	10-K	001-34599	3/16/10	10.25	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.57	Guarantee, dated January 28,2010, by TBS International plc pursuant to which it guaranteed certain obligations under the Loan Agreement, dated June 19, 2008, by and between among Grainger Maritime Corp. and Joh. Berenberg, Gossler & Co. KG	10-K	001-34599	3/16/10	10.26	
10.58	Amendment No. 3 and Waiver, dated as of March 31, 2010, to the Amended and Restated Credit Agreement, dated March 26, 2008, by and among Albemarle Maritime Corp, Arden Maritime Corp, Avon Maritime Corp, Birnam Maritime Corp, Bristol Maritime Corp, Chester Shipping Corp, Cumberland Navigation Corp., Darby Navigation Corp, Dover Maritime Corp, Elrod Shipping Corp, Exeter Shipping Corp, Frankfort Maritime Corp, Glenwood Maritime Corp, Hansen Shipping Corp, Hartley Navigation Corp., Henley Maritime Corp, Hudson Maritime Corp, Jessup Maritime Corp., Montrose Maritime Corp, Oldcastle Shipping Corp, Quentin Navigation Corp., Rector Shipping Corp, Remsen Navigation Corp, Sheffield Maritime Corp, Sherman Maritime Corp, Sterling Shipping Corp, Stratford Shipping Corp, Verdado Maritime Corp., Vernon Maritime Corp, Windsor Maritime Corp, and the other persons named thereto as Borrowers, TBS International plc, TBS International Limited, TBS Holdings Limited, and TBS Shipping Services Inc. as Administrative Borrower, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders named thereto, Citibank, N.A. and DVB Group Merchant Bank (Asia) Ltd. as co-Syndication Agents, TD Banknorth, N.A. as Documentation Agent, and Banc of America Securities LLC as Sole Lead Arranger and Sole Book Manager as amended by Amendment No.1 and Waiver dated as of March 27, 2009, and Amendment No.2 and Waiver dated as of December 31, 2009.	10-Q	000-34599	5/10/10	10.01	
10.59	Third Amendment dated April 22, 2010, to the Loan Agreement dated February 29, 2008, by and among Amoros Maritime Corp., Lancaster Maritime Corp. and Chatham Maritime Corp., TBS International Limited, Sherwood Shipping Corp., TBS Holdings Limited, as Guarantors, and TBS International Public Limited Company, as Parent Guarantor, and AIG Commercial Equipment Finance, Inc. as amended by the First Amendment dated March 27, 2009, and the Second Amendment dated December 30, 2009.	10-Q	000-34599	5/10/10	10.02	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.60	Supplemental Letter dated March 31, 2010, to the Loan Agreement dated June 19, 2008, by and among Grainger Maritime Corp., TBS International Limited and Joh. Berenberg, Gossler & Co. KG as amended by the Supplemental Letter to the Loan Agreement dated March 10, 2009 and December 31, 2009.	10-Q	000-34599	5/10/10	10.03	
10.61	Supplemental Agreement dated May 6, 2010, relating to the Term Loan Facility dated March 29, 2007, each among Argyle Maritime Corp., Caton Maritime Corp., Dorchester Maritime Corp., Longwoods Maritime Corp., McHenry Maritime Corp., Sunswyck Maritime Corp., TBS International Limited and The Royal Bank of Scotland plc., Citibank N.A., Landesbank Hessen-Thuringen Girozentrale, Norddeutsche Landesbank Girozentrale, Alliance & Leicester Commercial Finance plc, and Bank of America, N.A. as amended by the Supplemental Agreement dated March 27, 2009 and December 30, 2009.	10-Q	000-34599	5/10/10	10.04	
10.62	Fourth Amendatory Agreement dated April 30, 2010, to the Loan Agreement dated January 16, 2008, by and among Bedford Maritime Corp., Brighton Maritime Corp., Hari Maritime Corp., Prospect Navigation Corp., Hancock Navigation Corp., Columbus Maritime Corp. and Whitehall Marine Transport Corp., TBS International Limited, TBS Holdings limited, and TBS International Public Company as Guarantors, DVB Group Merchant Bank (Asia) Ltd., The Governor and Company of the Bank of Ireland, DVB Bank SE, Natixis, as amended by a First Amendatory Agreement dated March 23, 2009, a Second Amendatory Agreement dated December 31, 2009, and a Third Amendatory Agreement dated January 11, 2010.	10-Q	000-34599	5/10/10	10.06	
10.63	Supplemental Letter dated April 21, 2010, to Loan Agreement dated December 7, 2007, by and among Claremont Shipping Corp., Yorkshire Shipping Corp., TBS International Ltd. and Credit Suisse as supplemented by an amendment letter dated March 19, 2008, a waiver letter dated March 24, 2009, an extension of waiver letter dated December 22, 2009, a supplemental agreement dated January 8, 2010, and a further extension of waiver letter dated March 31, 2010.	10-Q	000-34599	5/10/10	10.07	
10.64	Supplemental Letter dated March 31, 2010, to the Loan Agreement dated May 28,2008, by and among Dyker Maritime Corp., TBS International Limited and Commerzbank AG as amended by the Supplemental Letter dated March 2, 2009 and December 28, 2009.	10-Q	000-34599	5/10/10	10.08	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.65	Fifth Amendatory Agreement dated April 30, 2010, amending and supplementing the Bareboat Charter by and among Adirondack Shipping LLC, TBS International Limited, TBS Holdings Limited, and TBS International Limited Company, as Guarantors, and Fairfax Shipping Corp. dated as of January 24, 2007 as amended and supplemented by the First Amendatory Agreement dated March 26, 2009 and the Second Amendatory Agreement dated April 16, 2009, the Third Amendatory Agreement dated December 31, 2009, and the Fourth Amendatory Agreement dated January 12, 2010.	10-Q	000-34599	5/10/10	10.09	
10.66	Fifth Amendatory Agreement dated April 30, 2010, amending and supplementing the Bareboat Charter by and among Rushmore Shipping LLC, TBS International Limited, TBS Holdings Limited, and TBS International Public Limited Company, as Guarantors, and Beekman Shipping Corp. dated as of January 24, 2007as amended and supplemented by the First Amendatory Agreement dated March 26, 2009, the Second Amendatory Agreement dated April 16, 2009, the Third Amendatory Agreement dated December 31, 2009, and the Fourth Amendatory Agreement dated January 12, 2010.	10-Q	000-34599	5/10/10	10.10	
10.67	Appendix 1 to the Supplemental Agreement dated May 6, 2010 and effective May 6, 2010, among Argyle Maritime Corp., Caton Maritime Corp., Dorchester Maritime Corp., Longwoods Maritime Corp., McHenry Maritime Corp., Sunswyck Maritime Corp., The Royal Bank of Scotland plc., Citibank, N.A., Landesbank Hessen-Thüringen Girozentrale, Norddeutsche Landesbank Girozentrale, Alliance & Leicester Commercial Finance plc and Bank of America, N.A.	8-K	001-34599	5/11/10	10.1	
10.68	Amending and Restating Agreement relating to the Term Loan Facility, dated May 6, 2010, each among Argyle Maritime Corp., Caton Maritime Corp., Dorchester Maritime Corp., Longwoods Maritime Corp., McHenry Maritime Corp., Sunswyck Maritime Corp., TBS International Limited and The Royal Bank of Scotland plc., Citibank N.A., Landesbank Hessen-Thuringen Girozentrale, Norddeutsche Landesbank Girozentrale, Alliance & Leicester Commercial Finance plc, and Bank of America, N.A. (the "RBS Facility").	8-K	011-34599	5/11/10	10.1	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.69	Forbearance Agreement with respect to the Amended and Restated Credit Agreement, dated as of March 26, 2008, as amended, among Albemarle Maritime Corp. and each of the other entities identified on the signature pages thereof as Borrowers, TBS International plc and TBS International Limited, as guarantors, TBS Shipping Services Inc., as Administrative Borrower, each of the financial institutions party thereto as lenders, Bank of America, N.A., as Administrative Agent, Citibank, N.A. and DVB Group Merchant Bank (Asia) Ltd., as co-Syndication Agents, TD Banknorth, N.A., as Documentation Agent and Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager.	8-K	001-34599	10/1/10	10.1	
10.70	Letter Agreement with respect to Loan Agreement dated 29 March 2007, as amended by a side letter dated 24 July 2007, a supplemental letter agreement dated 26 March 2008, a supplemental agreement dated 27 March 2009, a side letter dated 27 May 2009, a side letter dated 3 September 2009, a side letter dated 31 December 2009, a supplemental agreement dated 7 January 2010, a side letter dated 28 February 2010, a side letter dated 31 March 2010, an amending and restating agreement dated 6 May 2010 and a supplemental letter agreement dated 16 August 2010, each made between Argyle Maritime Corp., Caton Maritime Corp., Dorchester Maritime Corp., Longwoods Maritime Corp., McHenry Maritime Corp. and Sunswyck Maritime Corp., as joint and several Borrowers, the banks and financial institutions listed therein as Lenders, the Royal Bank of Scotland plc, as Mandated Lead Arranger, and the Royal Bank of Scotland plc, as Bookrunner, Agent, Security Trustee and Swap Bank.	8-K	001-34599	10/1/10	10.2	
10.71	Letter Agreement with respect to the Loan Agreement dated as of January 16, 2008 (as amended) among, inter alia, the parties named therein as Borrowers, the parties named therein as Guarantors, the banks and financial institutions named therein as Lenders, the banks and financial institutions named therein as Swap Banks, and DVB Group Merchant Bank (Asia) Ltd. as Facility Agent and Security Trustee.	8-K	001-34599	10/1/10	10.4	
10.72	Letter Agreement with respect to Specified Events of Default under that certain Loan Agreement dated February 29, 2008 by and among AIG Commercial Equipment Finance, Inc., Amoros Maritime Corp., Lancaster Maritime Corp., Chatham Maritime Corp. and the guarantors party thereto, as amended.	8-K	001-34599	10/1/10	10.5	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.73	Forbearance of Events of Default under Credit Suisse AG Facility and the Master Agreement dated December 7, 2007.	8-K	001-34599	10/1/10	10.6	
10.74	Letter Agreement with respect to Events of Default under Loan Agreement between Grainger Maritime Corp. and Joh. Berenberg, Gossler& Co. KG and Facility dated as of June 19, 2008.	8-K	001-34599	10/1/10	10.7	
10.75	Forbearance and Waiver of Events of Default with respect to Loan Agreement dated 28 May 2008 made between Dyker Maritime Corp., as Borrower, and Commerzbank AG, as Lender.	8-K	001-34599	10/1/10	10.8	
10.76	Letter Agreement with respect to Bareboat Charter Party dated as of January 24, 2007 (as amended and supplemented) among Adirondack Shipping LLC, as Owner, Fairfax Shipping Corp., as Charterer, and the Guarantors named therein.	8-K	001-34599	10/1/10	10.9	
10.77	Letter Agreement with respect to Bareboat Charter Party dated as of January 24, 2007 (as amended and supplemented) among Rushmore Shipping LLC, as Owner, Beekman Shipping Corp., as Charterer, and the Guarantors named therein.	8-K	001-34599	10/1/10	10.10	
10.78	Forbearance Agreement with respect to (a)certain extensions of credit made pursuant to the Amended and Restated Credit Agreement, dated as of March 26, 2008 (as amended), among Albemarle Maritime Corp. and each of the other entities identified on the signature pages thereof as Borrowers, TBS International plc and TBS International Limited, as guarantors, TBS Shipping Services Inc., as Administrative Borrower, each of the financial institutions party thereto as lenders, Bank of America, N.A., as Administrative Agent, Citibank, N.A. and DVB Group Merchant Bank (Asia) Ltd., as co-Syndication Agents, TD Banknorth, N.A., as Documentation Agent and Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager and (b)certain interest rate swap transactions entered into in connection with and pursuant to that certain Master Agreement dated as of June 28, 2005 among the Borrowers, TBS International Limited and Bank of America, N.A.	8-K	001-34599	10/1/10	10.11	
10.79	Letter Agreement with respect to ISDA Master Agreement dated as of 29 March 2009, as amended, made between Argyle Maritime Corp., Caton Maritime Corp., Dorchester Maritime Corp., Longwoods Maritime Corp., McHenry Maritime Corp. and Sunswyck Maritime Corp., acting jointly and severally, and The Royal Bank of Scotland plc.	8-K	001-34599	10/1/10	10.12	

Exhibit Number	Exhibit Description	Description of Exhibit Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.80	Form of Restricted Share Award Agreement under the TBS International plc Amended and Restated 2010 Equity Incentive Plan *	10-Q	001-34599	11/9/10	10.1	
10.81	Form of Bonus Share Award Agreement under the TBS International plc Amended and Restated 2010 Equity Incentive Plan *	10-Q	001-34599	11/9/10	10.2	
10.82	Amendment No. 1 to the Forbearance Agreement with respect to the Amended and Restated Credit Agreement, dated as of March 26, 2008, as amended, among Albemarle Maritime Corp. and each of the other entities identified on the signature pages thereof as Borrowers, TBS International plc and TBS International Limited, as guarantors, TBS Shipping Services Inc., as Administrative Borrower, each of the financial institutions party thereto as lenders, Bank of America, N.A., as Administrative Agent, Citibank, N.A. and DVB Group Merchant Bank (Asia) Ltd., as co-Syndication Agents, TD Banknorth, N.A., as Documentation Agent and Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager.	8-K	001-34599	11/15/10	10.1	
10.83	Letter Agreement with respect to Loan Agreement dated 29 March 2007, as amended by a side letter dated 24 July 2007, a supplemental letter agreement dated 26 March 2008, a supplemental agreement dated 27 March 2009, a side letter dated 27 May 2009, a side letter dated 3 September 2009, a side letter dated 31 December 2009, a supplemental agreement dated 7 January 2010, a side letter dated 28 February 2010, a side letter dated 31 March 2010, an amending and restating agreement dated 6 May 2010 and a supplemental letter agreement dated 16 August 2010, each made between Argyle Maritime Corp., Caton Maritime Corp., Dorchester Maritime Corp., Longwoods Maritime Corp., McHenry Maritime Corp. and Sunswyck Maritime Corp., as joint and several Borrowers, the banks and financial institutions listed therein as Lenders, The Royal Bank of Scotland plc, as Mandated Lead Arranger, and The Royal Bank of Scotland plc, as Bookrunner, Agent, Security Trustee and Swap Bank.	8-K	001-34599	11/15/10	10.2	
10.84	Letter Agreement with respect to the Loan Agreement dated as of January 16, 2008 (as amended) among, inter alia, the parties named therein as Borrowers, the parties named therein as Guarantors, the banks and financial institutions named therein as Lenders, the banks and financial institutions named therein as Swap Banks, and DVB Group Merchant Bank (Asia) Ltd. as Facility Agent and Security Trustee.	8-K	001-34599	11/15/10	10.4	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.85	Letter Agreement with respect to Specified Events of Default under that certain Loan Agreement dated February 29, 2008 by and among AIG Commercial Equipment Finance, Inc., Amoros Maritime Corp., Lancaster Maritime Corp., Chatham Maritime Corp. and the guarantors party thereto, as amended.	8-K	001-34599	11/15/10	10.5	
10.86	Forbearance of Events of Default under Credit Suisse AG Facility and the Master Agreement dated December 7, 2007.	8-K	001-34599	11/15/10	10.6	
10.87	Letter Agreement with respect to Events of Default under Loan Agreement between Grainger Maritime Corp. and Joh. Berenberg, Gossler & Co. KG and Facility dated as of June 19, 2008.	8-K	001-34599	11/15/10	10.7	
10.88	Forbearance and Waiver of Events of Default with respect to Loan Agreement dated 28 May 2008 made between Dyker Maritime Corp., as Borrower, and Commerzbank AG, as Lender.	8-K	001-34599	11/15/10	10.8	
10.89	Letter Agreement with respect to Bareboat Charter Party dated as of January 24, 2007 (as amended and supplemented) among Adirondack Shipping LLC, as Owner, Fairfax Shipping Corp., as Charterer, and the Guarantors named therein.	8-K	001-34599	11/15/10	10.9	
10.90	Letter Agreement with respect to Bareboat Charter Party dated as of January 24, 2007 (as amended and supplemented) among Rushmore Shipping LLC, as Owner, Beekman Shipping Corp., as Charterer, and the Guarantors named therein.	8-K	001-34599	11/15/10	10.10	
10.91	Forbearance Agreement with respect to (a) certain extensions of credit made pursuant to the Amended and Restated Credit Agreement, dated as of March 26, 2008 (as amended), among Albemarle Maritime Corp. and each of the other entities identified on the signature pages thereof as Borrowers, TBS International plc and TBS International Limited, as guarantors, TBS Shipping Services Inc., as Administrative Borrower, each of the financial institutions party thereto as lenders, Bank of America, N.A., as Administrative Agent, Citibank, N.A. and DVB Group Merchant Bank (Asia) Ltd., as co-Syndication Agents, TD Banknorth, N.A., as Documentation Agent and Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager and (b) certain interest rate swap transactions entered into in connection with and pursuant to that certain Master Agreement dated as of June 28, 2005 among the Borrowers, TBS International Limited and Bank of America, N.A.	8-K	001-34599	11/15/10	10.11	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.92	Letter Agreement with respect to ISDA Master Agreement dated as of 29 March 2009, as amended, made between Argyle Maritime Corp., Caton Maritime Corp., Dorchester Maritime Corp., Longwoods Maritime Corp., McHenry Maritime Corp. and Sunswyck Maritime Corp., acting jointly and severally, and The Royal Bank of Scotland plc.	8-K	001-34599	11/15/10	10.12	
10.93	Amendment No. 2 to the Forbearance Agreement with respect to the Amended and Restated Credit Agreement, dated as of March 26, 2008, as amended, among Albemarle Maritime Corp. and each of the other entities identified on the signature pages thereof as Borrowers, TBS International plc and TBS International Limited, as guarantors, TBS Shipping Services Inc., as Administrative Borrower, each of the financial institutions party thereto as lenders, Bank of America, N.A., as.Administrative Agent, Citibank, N.A. and DVB Group Merchant Bank (Asia) Ltd., as co-Syndication Agents, TD Banknorth, N.A., as Documentation Agent and Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager.	8-K	001-3459	12/27/10	10.1	
10.94	Letter Agreement with respect to Loan Agreement dated 29 March 2007, as amended by a side letter dated 24 July 2007, a supplemental letter agreement dated 26 March 2008, a supplemental agreement dated 27 March 2009, a side letter dated 27 May 2009, a side letter dated 3 September 2009, a side letter dated 31 December 2009, a supplemental agreement dated 7 January 2010, a side letter dated 28 February 2010, a side letter dated 31 March 2010, an amending and restating agreement dated 6 May 2010 and a supplemental letter agreement dated 16 August 2010, each made between Argyle Maritime Corp., Caton Maritime Corp., Dorchester Maritime Corp., Longwoods Maritime Corp., McHenry Maritime Corp. and Sunswyck Maritime Corp., as joint and several Borrowers, the banks and financial institutions listed therein as Lenders, The Royal Bank of Scotland plc, as Mandated Lead Arranger, and The Royal Bank of Scotland plc, as Bookrunner, Agent, Security Trustee and Swap Bank.	8-K	001-3459	12/27/10	10.2	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.95	Letter Agreement with respect to the Loan Agreement dated as of January 16, 2008 (as amended) among, inter alia, the parties named therein as Borrowers, the parties named therein as Guarantors, the banks and financial institutions named therein as Lenders, the banks and financial institutions named therein as Swap Banks, and DVB Group Merchant Bank (Asia) Ltd. as Facility Agent and Security Trustee.	8-K	001-3459	12/27/10	10.4	
10.96	Letter Agreement with respect to Specified Events of Default under that certain Loan Agreement dated February 29, 2008 by and among AIG Commercial Equipment Finance, Inc., Amoros Maritime Corp., Lancaster Maritime Corp., Chatham Maritime Corp. and the guarantors party thereto, as amended.	8-K	001-3459	12/27/10	10.5	
10.97	Forbearance of Events of Default under Credit Suisse AG Facility and the Master Agreement dated December 7, 2007.	8-K	001-3459	12/27/10	10.6	
10.98	Letter Agreement with respect to Events of Default under Loan Agreement between Grainger Maritime Corp. and Joh. Berenberg, Gossler & Co. KG and Facility dated as of June 19, 2008.	8-K	001-3459	12/27/10	10.7	
10.99	Forbearance and Waiver of Events of Default with respect to Loan Agreement dated 28 May 2008 made between Dyker Maritime Corp., as Borrower, and Commerzbank AG, as Lender.	8-K	001-3459	12/27/10	10.8	
10.100	Letter Agreement with respect to Bareboat Charter Party dated as of January 24, 2007 (as amended and supplemented) among Adirondack Shipping LLC, as Owner, Fairfax Shipping Corp., as Charterer, and the Guarantors named therein.	8-K	001-3459	12/27/10	10.9	
10.101	Letter Agreement with respect to Bareboat Charter Party dated as of January 24, 2007 (as amended and supplemented) among Rushmore Shipping LLC, as Owner, Beekman Shipping Corp., as Charterer, and the Guarantors named therein.	8-K	001-3459	12/27/10	10.10	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.102	Forbearance Agreement with respect to (a) certain extensions of credit made pursuant to the Amended and Restated Credit Agreement, dated as of March 26, 2008 (as amended), among Albemarle Maritime Corp. and each of the other entities identified on the signature pages thereof as Borrowers, TBS International plc and TBS International Limited, as guarantors, TBS Shipping Services Inc., as Administrative Borrower, each of the financial institutions party thereto as lenders, Bank of America, N.A., as Administrative Agent, Citibank, N.A. and DVB Group Merchant Bank (Asia) Ltd., as co-Syndication Agents, TD Banknorth, N.A., as Documentation Agent and Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager and (b) certain interest rate swap transactions entered into in connection with and pursuant to that certain Master Agreement dated as of June 28, 2005 among the Borrowers, TBS International Limited and Bank of America, N.A.	8-K	001-3459	12/27/10	10.11	
10.103	Letter Agreement with respect to ISDA Master Agreement dated as of 29 March 2009, as amended, made between Argyle Maritime Corp., Caton Maritime Corp., Dorchester Maritime Corp., Longwoods Maritime Corp., McHenry Maritime Corp. and Sunswyck Maritime Corp., acting jointly and severally, and The Royal Bank of Scotland plc.	8-K	001-3459	12/27/10	10.12	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.104	Second Amended and Restated Credit Agreement, dated as of January 28, 2011, by and among Albemarle Maritime Corp., Arden Maritime Corp., Avon Maritime Corp., Birnam Maritime Corp., Bristol Maritime Corp., Chester Shipping Corp., Cumberland Navigation Corp., Darby Navigation Corp., Dover Maritime Corp., Elrod Shipping Corp., Exeter Shipping Corp., Frankfort Maritime Corp., Glenwood Maritime Corp., Hansen Shipping Corp., Hartley Navigation Corp., Henley Maritime Corp., Hudson Maritime Corp., Jessup Maritime Corp., Montrose Maritime Corp., Oldcastle Shipping Corp., Quentin Navigation Corp., Rector Shipping Corp., Remsen Navigation Corp., Sheffield Maritime Corp., Sherman Maritime Corp., Sterling Shipping Corp., Stratford Shipping Corp., Vedado Maritime Corp., Vernon Maritime Corp. Windsor Maritime Corp., TBS International plc, TBS International Limited, TBS Shipping Services Inc., Bank of America, N.A., Citibank, N.A., DVB Bank SE, TD Bank, N.A., Keybank National Association, Capital One Leverage Finance Corp., Compass Bank (as successor in interest to Guaranty Bank), Merrill Lynch Commercial Finance Corp., Webster Bank National Association, Comerica Bank and Tristate Capital Bank.	8-K	000-51368	1/31/11	10.1	
10.105	Amending and Restating Agreement, dated January 28, 2011, among Argyle Maritime Corp., Caton Maritime Corp., Dorchester Maritime Corp., Longwoods Maritime Corp., McHenry Maritime Corp., Sunswyck Maritime Corp., The Royal Bank of Scotland plc., Citibank, N.A., Landesbank Hessen-Thüringen Girozentrale, Norddeutsche Landesbank Girozentrale, Santander UK PLC, and Bank of America, N.A.	8-K	000-51368	1/31/11	10.2	
10.106	Fifth Amendatory Agreement, dated as of January 28, 2011, among Bedford Maritime Corp., Brighton Maritime Corp., Hari Maritime Corp., Prospect Navigation Corp., Hancock Navigation Corp., Columbus Maritime Corp., Whitehall Marine Transport Corp., TBS International Limited, TBS Holdings Limited, TBS International Public Limited Company, DVB Group Merchant Bank (Asia) Ltd., DVB Bank SE, The Governor and Company of the Bank of Ireland and Natixis.	8-K	000-51368	1/31/11	10.3	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.107	Fourth Amendment to Loan Agreement, dated January 28, 2011 by and among Amoros Maritime Corp., Lancaster Maritime Corp., Chatham Maritime Corp., Sherwood Shipping Corp., TBS International Limited, TBS Holdings Limited, TBS International Public Limited Company and AIG Commercial Equipment Finance, Inc.	8-K	000-51368	1/31/11	10.4	
10.108	Supplemental Agreement No. 2, dated January 28, 2011, among Grainger Maritime Corp., TBS International Limited, TBS Worldwide Services, Inc., TBS Holdings Limited, TBS International Public Limited Company and Joh. Berenberg, Gossler & Co. KG.	8-K	000-51368	1/31/11	10.5	
10.109	Supplemental Agreement, dated January 28, 2011, among Dyker Maritime Corp., TBS International Limited, TBS Shipping Services Inc., TBS International plc and Commerzbank AG.	8-K	000-51368	1/31/11	10.6	
10.110	Supplemental Agreement, dated January 28, 2011, among Claremont Shipping Corp., Yorkshire Shipping Corp., TBS International Limited, TBS International Public Limited Company and Credit Suisse AG.	8-K	000-51368	1/31/11	10.7	
10.111	Letter Agreement, dated January 28, 2011, with respect to Bareboat Charter Party dated as of January 24, 2007 (as amended and supplemented) among Adirondack Shipping LLC, as Owner, Fairfax Shipping Corp., as Charterer, and the Guarantors named therein.	8-K	000-51368	1/31/11	10.8	
10.112	Letter Agreement, dated January 28, 2011, with respect to Bareboat Charter Party dated as of January 24, 2007 (as amended and supplemented) among Rushmore Shipping LLC, as Owner, Beekman Shipping Corp., as Charterer, and the Guarantors named therein.	8-K	000-51368	1/31/11	10.9	
10.113	Agreement, dated January 28, 2011, with respect to: (a) the Second Amended and Restated Credit Agreement, dated as of January 28, 2011, among Albemarle Maritime Corp. and each of the other entities identified on the signature pages thereof as borrowers, TBS International plc, TBS International Limited, TBS Shipping Services Inc., each of the financial institutions party thereto as lenders, Bank of America, N.A., Citibank, N.A., DVB Bank SE, TD Bank, N.A., and Banc of America Securities LLC and (b) certain interest rate swap transactions entered into in connection with and pursuant to that certain Master Agreement dated as of June 28, 2005 among the Borrowers, TBS International Limited and Bank of America, N.A.	8-K	000-51368	1/31/11	10.10	

Exhibit Number	Exhibit Description	Description of Exhibit				
		Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.114	Investment Agreement, by and among TBS International plc, Joseph Royce, Gregg McNelis and Lawrence Blatte.	8-K	000-51368	1/31/11	10.11	
21.1	Subsidiaries of the Registrant					X
23.1	Consent of PricewaterhouseCoopers LLP					X
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities and Exchange Act, as amended					X
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities and Exchange Act, as amended					X
31.3	Certification of the Chief Accounting Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities and Exchange Act, as amended					X
32	Certification of the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders and
Board of Directors
of TBS International PLC

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of TBS International PLC and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2 and 11 to the consolidated financial statements, the Company believes it will not be in compliance with the financial covenants under its credit facilities during 2011, which under the agreements would make the debt callable. This has created uncertainty regarding the Company's ability to fulfill its financial commitments as they become due. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Notes 2 and 11. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 16, 2011

Part I. FINANCIAL INFORMATION

Item 1. Financial Statements

TBS INTERNATIONAL PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value per share)

	December 31, 2010	December 31, 2009
Assets		
Current assets		
Cash and cash equivalents	$ 18,976	$ 51,040
Restricted cash	6,737	8,675
Charter hire receivable, net of allowance of $1,000 at December 31, 2010 and 2009	28,531	34,605
Fuel and other inventories	17,513	15,040
Prepaid expenses and other current assets	7,989	9,314
Advances to affiliates	1,145	1,386
Total current assets	80,891	120,060
Fixed assets, net	576,262	804,258
Goodwill	8,426	8,426
Other assets and deferred charges	20,742	20,844
Total assets	**$ 686,321**	**$ 953,588**
Liabilities and Shareholders' Equity		
Current liabilities		
Debt (Notes 2 and 11)	$ 332,259	$ 351,247
Accounts payable and accrued expenses	46,791	52,054
Voyages in progress	752	1,892
Advances from affiliates	705	690
Total current liabilities	380,507	405,883
Debt, long-term portion (Notes 2 and 11)		
Other liabilities	8,940	9,977
Total liabilities	389,447	415,860
COMMITMENTS AND CONTINGENCIES (Note 18)		
Shareholders' equity		
TBS International plc shareholders' equity		
Ordinary shares, Class A, $.01 par value, 75,000,000 authorized, 16,571,865 shares issued and 16,440,162 shares outstanding in 2010 and 17,533,996 shares issued and 17,513,125 outstanding in 2009	165	175
Ordinary shares, Class B, $.01 par value, 30,000,000 authorized, 14,740,461 shares issued and outstanding in 2010 and 12,390,461 shares issued and outstanding 2009	147	124
Warrants	21	21
Additional paid-in capital	193,718	187,798
Accumulated other comprehensive (loss)	(8,405)	(8,275)
Retained earnings	113,103	358,369
Less: Treasury stock (133,564 shares in 2010 and 20,871 shares in 2009, at cost)	(1,177)	(484)
Total TBS International plc shareholders' equity	297,572	537,728
Noncontrolling interest's equity	(698)	
Total shareholders' equity	296,874	537,728
Total liabilities and shareholders' equity	**$ 686,321**	**$ 953,588**

The accompanying notes are an integral part of these consolidated financial statements.

TBS INTERNATIONAL PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts and outstanding shares)

	Year Ended December 31,		
	2010	2009	2008
Revenue			
Voyage revenue	$ 295,830	$ 247,980	$ 518,907
Time charter revenue	105,824	51,201	83,883
Logistics revenue	9,479	2,689	7,000
Other revenue	700	646	1,843
Total revenue	411,833	302,516	611,633
Operating expenses			
Voyage	144,533	113,084	172,929
Logistics	6,543	2,193	5,717
Vessel	120,769	104,046	110,354
Depreciation of vessels and other fixed assets	103,637	95,870	73,479
General and administrative	49,357	37,265	39,879
Net loss on sale of vessel	5,154		
Vessels impairment	201,700		
Total operating expenses	631,693	352,458	402,358
(Loss) income from operations	(219,860)	(49,942)	209,275
Other (expenses) and income			
Interest expense	(27,486)	(17,119)	(17,228)
Loss on extinguishment of debt	(200)		(2,318)
Other income (expense)	(216)	21	2,048
Total other (expenses) and income, net	(27,902)	(17,098)	(17,498)
Net (loss) income	(247,762)	(67,040)	191,777
Less: Net (loss) attributable to noncontrolling interest	(2,496)		
Net (loss) income attributable to TBS International plc	**$ (245,266)**	**$ (67,040)**	**$ 191,777**
(Loss) Earnings per share			
Net (loss) income per ordinary share			
Basic and Diluted	$ (8.12)	$ (2.25)	$ 6.53
Weighted average ordinary shares outstanding			
Basic and Diluted	30,217,210	29,843,566	29,263,292

The accompanying notes are an integral part of these consolidated financial statements.

TBS INTERNATIONAL PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2010	2009	2008
Cash flows from operating activities			
Net (loss) income	$ (247,762)	$ (67,040)	$ 191,777
Adjustments to reconcile net income to net cash provided by operating activities			
Vessels impairment	201,700		
Depreciation and amortization	103,637	95,870	73,479
Loss (Gain) on change in value of interest swap contract	905	(3)	1,138
Amortization and write-off of deferred financing costs	4,675	2,489	3,486
Addition to allowance for bad debt	1,918	901	54
Non cash stock based compensation	5,933	1,115	2,436
Drydocking expenditures	(9,627)	(15,581)	(8,349)
Loss on sale of vessel	5,154		
Loss (income) from non-consolidated joint ventures	173	(101)	(226)
Distribution from joint venture			100
Changes in operating assets and liabilities			
Decrease (increase) in charter hire receivable	4,181	10,280	(15,759)
(Increase) in fuel and other inventories	(2,461)	(2,961)	(956)
Decrease (increase) in prepaid expenses and other current assets	1,341	1,408	(2,980)
Decrease (increase) in other assets and deferred charges	688	(1,029)	(1,706)
(Decrease) increase in accounts payable and accrued expenses	(4,134)	10,452	(6,835)
(Decrease) in voyages in progress	(1,140)	(1,376)	(3,748)
Increase (decrease) in advances from/to affiliates, net	365	5,693	(5,939)
Net cash provided by operating activities	65,546	40,117	225,972
Cash flows from investing activities			
Net proceeds on sale of vessel	2,645		
Vessel acquisitions / capital improvement costs	(75,450)	(75,841)	(414,919)
Payments to restricted cash	(562)	(20,000)	
Payments from restricted cash	2,500	11,325	
Repayment of loan made to non-consolidated joint venture	153		760
Investment in non-consolidated joint venture	(597)	(351)	(4,660)
Net cash (used) by investing activities	(71,311)	(84,867)	(418,819)
Cash flows from financing activities			
Proceeds from issuance of shares in secondary public offering, net of offering costs			95,739
Repayment of debt principal	(48,988)	(61,002)	(139,716)
Proceeds from credit facilities	30,000	29,175	338,000
Payment of deferred financing costs	(6,144)	(3,438)	(4,760)
Proceeds from revolving debt facility			75,000
Repayment of revolving debt facility			(70,375)
Payment to terminate interest swap contract	(3,014)		
Loan from non controlling interests	259		
Non controlling interest's capital contributions	1,797		
Acquisition of treasury stock	(693)	(95)	(389)
Net cash (used in) provided by financing activities	(26,783)	(35,360)	293,499
Effect of exchange rate changes on cash	484		
Net (decrease) increase in cash and cash equivalents	(32,064)	(80,110)	100,652
Cash and cash equivalents beginning of period	51,040	131,150	30,498
Cash and cash equivalents end of period	$ 18,976	$ 51,040	$ 131,150
Supplemental cash flow information:			
Interest paid, net of amounts capitalized	$ 26,034	$ 23,589	$ 14,741

For the years ended December 31, 2010, 2009, and 2008, 1,450,369; 45,000, and 42,500 shares were issued to independent directors and employees respectively, under the amended and restated 2005 Equity Incentive Plan.

The accompanying notes are an integral part of these consolidated financial statements.

TBS INTERNATIONAL PLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

	Ordinary Shares	Warrants	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stocks	Total TBS International plc Shareholders' Equity	Non-controlling Interest	Total Shareholders' Equity
Balance at December 31, 2007	$ 277	$ 21	$ 88,530	$ (2,897)	$ 233,632	$	$ 319,563	$	$ 319,563
Net income					191,777		191,777		191,777
Unrealized loss on cash flow hedges				(10,830)			(10,830)		(10,830)
Stock based compensation	2		2,434				2,436		2,436
Secondary public offering, net of expenses	20		95,719				95,739		95,739
Increase in Warrants due to anti-dilutive provisions	-								
Treasury stock						$ (389)	(389)		(389)
Balance at December 31, 2008	299	21	186,683	(13,727)	425,409	(389)	598,296		598,296
Net loss					(67,040)		(67,040)		(67,040)
Unrealized gain on cash flow hedges				5,452			5,452		5,452
Stock based compensation			1,115				1,115		1,115
Treasury stock						(95)	(95)		(95)
Balance at December 31, 2009	299	21	187,798	(8,275)	358,369	(484)	537,728		537,728
Net loss					(245,266)		(245,266)	(2,496)	(247,762)
Foreign currency translation adjustments				446			446		446
Change in unrealized gain on cash flow hedges				(576)			(576)		(576)
Stock based compensation	13		5,920				5,933		5,933
Treasury stock						(693)	(693)		(693)
Noncontrolling Interest Capital Contribution								1,798	1,798
Balance at December 31, 2010	**$ 312**	**$ 21**	**$ 193,718**	**$ (8,405)**	**$ 113,103**	**$ (1,177)**	**$ 297,572**	**$ (698)**	**$ 296,874**

The accompanying notes are an integral part of these consolidated financial statements.

TBS INTERNATIONAL PLC AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

TBS International plc ("TBSI"), which is the successor to TBS International Limited, is organized in Ireland. In December 2009, the shareholders of TBS International Limited approved a plan to hold shares in TBS International plc rather than TBS International Limited, a Bermuda company. Effective January 7, 2010, shareholders exchanged their shares in TBS International Limited for an equal number of shares in TBS International plc. TBSI through its subsidiaries is engaged in the ocean transportation of dry cargo through the use of owned and chartered vessels. All the related corporations of TBSI, except Roymar and TBS Shipping Services and its subsidiaries, are foreign corporations and conduct their business operations worldwide. Roymar and TBS Shipping Services and its subsidiaries conduct their business operations in the United States. The terms "we," "our," "us," and "the Company" refer to TBS International plc and its consolidated subsidiaries. We use the term "International," and "TBSI" when we wish to refer only to TBS International plc, the holding company that is the issuer of our ordinary shares, and not to TBS International plc and its consolidated subsidiaries.

A listing of all of TBSI's subsidiaries, with their country of registry and vessel owned, if applicable is as follows:

- TBS International plc (Ireland)
    - TBS International Limited (Bermuda)
        - TBS Holdings Limited (Bermuda)
            - Westbrook Holdings Ltd. and its Subsidiaries (Marshall Islands)
                - Ablemarle Maritime Corp. – *Mohawk Princess*
                - Amoros Maritime Corp. – *Hopi Princess*
                - Arden Maritime Corp. – *Tayrona Princess*
                - Argyle Maritime Corp. – *Rockaway Belle*
                - Avon Maritime Corp. – *Wichita Belle*
                - Bedford Maritime Corp. – *Apache Maiden*
                - Beekman Shipping Corp. – *Laguna Belle*
                - Birnam Maritime Corp. – *Sioux Maiden*
                - Brighton Maritime Corp. – *Kickapoo Belle*
                - Bristol Maritime Corp. – *Tuscarora Belle*
                - Caton Maritime Corp. – *Dakota Princess*
                - Chatham Maritime Corp. – *Zuni Princess*
                - Chester Shipping Corp. – *Tamoyo Maiden*
                - Claremont Shipping Corp. – *Arapaho Belle*
                - Columbus Maritime Corp. – *Seneca Maiden*
                - Cumberland Navigation Corp. – *Fox Maiden*
                - Darby Navigation Corp. – *Nyack Princess*
                - Dorchester Maritime Corp. – *Montauk Maiden*
                - Dover Maritime Corp. – *Aztec Maiden*
                - Dyker Maritime Corp. – *Caribe Maiden*
                - Elrod Shipping Corp. – *Nanticoke Belle*
                - Exeter Shipping Corp. – *Alabama Belle*
                - Fairfax Shipping Corp. – *Seminole Princess*
                - Frankfort Maritime Corp. – *Shawnee Princess*
                - Glenwood Maritime Corp. – *Miami Maiden*
                - Grainger Maritime Corp. – *Ottawa Princess*

    - Hancock Navigation Corp. – *Kiowa Princess*
    - Hansen Shipping Corp. – *Ainu Princess*
    - Hari Maritime Corp. – *Navajo Princess*
    - Hartley Navigation Corp. – *Canarsie Princess*
    - Henley Maritime Corp. – *Tuckahoe Maiden*
    - Hudson Maritime Corp. – *Chesapeake Belle*
    - Lancaster Maritime Corp. – *Mohave Maiden*
    - Montrose Shipping Corp. – *Yakima Princess*
    - Oldcastle Shipping Corp. – *Taino Maiden*
    - Prospect Navigation Corp. – *Inca Maiden*
    - Quentin Navigation Corp. – *Houma Belle*
    - Rector Shipping Corp. – *Siboney Belle*
    - Remsen Navigation Corp. – *Maori Maiden*
    - Sheffield Maritime Corp. – *Manhattan Princess*
    - Sherman Maritime Corp. – *La Jolla Belle*
    - Sherwood Shipping Corp. – *Zia Belle*
    - Sterling Shipping Corp. – *Biloxi Belle*
    - Stratford Shipping Corp. – *Iroquois Maiden*
    - Vedado Maritime Corp. – *Tupi Maiden*
    - Vernon Maritime Corp. – *Mohegan Princess*
    - Whitehall Marine Transport Corp. – *Cherokee Princess*
    - Windsor Maritime Corp. – *Shinnecock Belle*
    - Yorkshire Shipping Corp. – *Oneida Princess*
    - Longwoods Maritime Corp. – *Comanche Maiden (vessel delivered in 2011)*
    - McHenry Maritime Corp. – *Omaha Belle (vessel delivered in 2011)*
    - Sunswyck Maritime Corp. – *Maya Princess (vessel to be delivered in 2011)*
    - Leaf Shipping Corp. – *Management Company*
    - Pacific Rim Shipping Corp. – *Philippine Bareboat Charterer*
    - Jessup Maritime Corp. – *Savannah Belle (Vessel sold in 2010)*
- Transworld Cargo Carriers, S.A. (Marshall Islands)
- TBS Worldwide Services Inc. (Marshall Islands)
    - TBS African Ventures Limited
        - GMTBS Africa Line, Ltd. (Hong Kong - 50% ownership)
    - TBS Eurolines, Ltd.
    - TBS Latin America Liner, Ltd.
    - TBS Middle East Carriers, Ltd.
    - TBS North America Liner, Ltd.
    - TBS Ocean Carriers, Ltd.
    - TBS Pacific Liner, Ltd.
- Mercury Marine Ltd. (Marshall Islands)
- Roymar Ship Management, Inc. (New York)

- TBS Shipping Services Inc. (New York)
  - Compass Chartering Corp. (New York)
    - Azalea Shipping & Chartering Inc. (New York)
  - TBS US Enterprises LLC (Delaware)
  - TBS Energy Logistics LP (Delaware)
  - TBS Logistics Incorporated (Texas)
- TBS Warehouse & Equipment Holdings Ltd. (Marshall Islands)
  - TBS Warehouse & Distribution Group Ltd. (Marshall Islands)
    - Panamerican Port Services SAC (Peru - 50% ownership)
- TBS Mining Limited (Marshall Islands)
  - GAT-TBS-Consorcio S.A. (Dominican Republic - 50% ownership)
- ST Logistics (Proprietary) Limited (South Africa - 25% ownership)
- TBS Do Sul Ltd. (Marshall Islands)
  - Log.Star Navegação S.A., (Brazil - 70% ownership)
- TBSI New Ship Development Corp. (Marshall Islands)

Westbrook Holdings Ltd. and its subsidiaries ("Westbrook") operate their vessels under pool agreements with an affiliate, TBS Worldwide Services Inc. ("TBS Worldwide") and its subsidiaries, (TBS Pacific Liner, Ltd., TBS Latin America Liner, Ltd., TBS North America Liner, Ltd., TBS Ocean Carriers, Ltd., TBS Middle East Carriers, Ltd., TBS African Ventures Limited and TBS Eurolines, Ltd.) (collectively, the "Pools"). Transworld Cargo Carriers, S.A. ("TWCC") operates substantially all its vessels under pool agreements with TBS Worldwide. Roymar and TBS Shipping Services provide technical and operational management services to TBS and its other subsidiaries. TBS Warehouse & Equipment Holdings Ltd., TBS Mining Limited, ST Logistics Limited and TBS Do Sul Ltd. hold interests in joint ventures. TBSI New Ship Development Corp manages the Company's ship building program.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

A summary of the significant accounting policies followed in the preparation of the accompanying consolidated financial statements is presented below:

Basis of Presentation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Continued low freight rate levels during the second half of 2010 had a significant adverse affect on our revenues and cash flows, which caused us to enter into negotiations with our lenders to restructure our credit facilities. With the consent of our lenders, in September 2010, when we began negotiations to restructure our credit facilities, we ceased paying installments of principal due on indebtedness.

On January 28, 2011, we and our lenders agreed to restructure debt payments, revise financial covenants (including covenants related to the Company's consolidated leverage ratio, consolidated interest coverage ratio and minimum cash liquidity), modify other terms of the Credit Facilities, and waive any existing defaults. We currently are in compliance with all financial covenants relating to our debt. However, absent waivers, we would not have been in compliance with loan to value requirements on the Credit Suisse and Berenberg lines of credit as of December 31, 2010. Unless the Baltic Dry Index, and in particular the freight and charter rates that the Company is able to obtain, strengthen significantly in the near future, it is likely that by June 30, 2011 the Company would fail to meet existing consolidated fixed charge and consolidated leverage ratio requirements and that we would need to enter into further negotiations with our lenders to seek further modifications and/or waivers of those financial covenants. Failure to meet the covenant requirements or obtain a covenant waiver would have a material adverse effect on the Company's business, operations, financial condition and liquidity and would raise substantial doubt about its ability to continue as a going concern. Consequently, long term debt is classified as a current liability in the consolidated balance sheet at December 31, 2010. Refer to "Note 11- Financing" to our consolidated financial statements for a more detailed explanation of our financing agreements and the classification of long-term debt.

We are required to review long-lived assets for impairment whenever events or circumstances suggest that long-lived assets may not be recoverable. Events or circumstances that might trigger an impairment analysis include significant declines in freight, the market value or physical condition of our vessels, significant decreases in charter rates, or the existence of operating or cash flow losses associated with the use of our vessels. Once a triggering event or circumstance arises, we perform an impairment analysis. If the carrying value of our vessels or other long-lived assets exceeds the forecasted undiscounted cash flows for such assets, we are required to write down the carrying value of the assets to the estimated fair value. If we do determine that our long-lived assets are impaired, we may be required to record a significant charge to earnings in our financial statements. Based on a review of the events and circumstances at year end 2010, management concluded that during the fourth quarter of 2010 there could possibly be an impairment of our long-lived assets. As a result, we performed an impairment assessment of our long-lived assets. The significant factors and assumptions we used in estimating undiscounted cash flows included revenues, cargo volumes, capital expenditures and operating expenses. We based our revenue assumptions on a number of factors estimated over the remaining life of our vessels, including historical and projected freight and charter rates, current market conditions and the age of our vessels. We estimated operating expenses using an annual escalation factor. Our historical experience with the shipping industry also informed our assumptions and estimates. At December 31, 2010 we recognized an impairment of $201.7 million, which will reduce our net fixed assets at December 31, 2010 by an equal amount.

Principles of Consolidation

The consolidated financial statements include the accounts of TBS and all of its subsidiaries that are more than 50% owned. All significant intercompany transactions and balances have been eliminated in consolidation. Companies that are not consolidated, but over which the Company exercises significant influence, are accounted for under the equity method of accounting.

Segment Reporting

The Company has determined, in accordance with FASB ASC Topic 280 - *Segment Reporting* that it operates in one reportable segment, the worldwide ocean transportation of dry cargo.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The most significant estimates relate to; cash flow estimates and vessel valuations used for impairment analysis, vessel appraisals used in determining financial covenant compliance, allowances for charter hire and claims receivable, estimated lives of vessels and voyages in progress.

Revenue Recognition – Related Expenses

Revenue is generally recorded when services are rendered, evidence of an arrangement is obtained, pricing is fixed or determinable and collection is reasonably assured. The Company generally employs its vessels under time or voyage charters. With time charters, the Company receives a fixed charter hire per on-hire day and is responsible for meeting all the vessel operating expenses such as crew costs, insurance, stores and lubricants and repairs and maintenance. Time charter revenue is recorded over the term of the charter as service is provided. Revenue from time charters in progress at year end is calculated using the daily charter hire rate, net of daily expenses, multiplied by the number of voyage days on-hire through year end.

In the case of voyage charters, the vessel is contracted for a voyage between two or more ports. The Company is paid for the cargo transported and pays all voyage expenses, such as fuel, port call expenses and commissions, as well as all vessel operating expenses. For voyages in progress at December 31, 2010 and 2009, we recognized voyage expense as incurred and recognized voyage revenues ratably over the length of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. Based upon the terms of the customer agreement a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. We apply the "discharge-to-discharge" method for recognizing revenues only on customer agreements that are non-cancelable. Vessel operating expenses for both voyage and time charters are expensed as incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities when purchased of three months or less to be cash equivalents.

Charter Hire Receivables and Allowance for Doubtful Accounts

Charter hire receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on specific identification of certain receivable balances for which management believes collectability is questionable and by maintaining a percentage of outstanding receivable balances as an allowance to assure coverage for risks not specifically identified.

Claims Receivable

Claims receivable, which are included in prepaid expenses and other current assets, represent claims for reimbursement of expenses incurred that have been or will be made under our hull and machinery, and protection and indemnity coverage. We record the probable amount that we expect to recover from insurance net of the applicable deductible.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash, charter hire receivables and derivative instruments. These financial institutions are located throughout the world, and the Company's policy is designed to limit exposure to any one institution. The Company maintains reserves for potential credit losses, and historically such losses have not been significant.

Fuel and Other Inventories

Fuel and other inventories, consisting primarily of fuel, lubricating oil and spare parts aboard the vessels, are valued at the lower of cost (determined using a first-in, first-out basis for fuel and a weighted average basis for lubricating oil and spare parts) or market.

Fixed Assets

Vessels are stated at cost, which includes contract price and other direct costs relating to acquiring and placing the vessels in service, less accumulated depreciation. Major vessel improvements are capitalized and depreciated over the remaining useful lives of the vessels. Depreciation on vessels is calculated, based on cost less estimated residual value, using the straight-line method over the remaining useful life of the vessel. Depreciation on vessel improvements is calculated using the straight-line method over the remaining useful life of the vessel. The remaining useful life of each vessel is estimated as the period from the date we put the vessel in service to the date 30 years from the time that the vessel was initially delivered by the shipyard. Maintenance and repair costs that do not improve or extend the useful lives of the vessels, other than dry dock costs discussed below, are expensed as incurred.

Vessel construction in progress represents the accumulated costs to build vessels. The Company capitalizes direct and indirect costs clearly associated with the development, design, and construction of new vessels as these costs have a future benefit. Costs include installments paid to the shipyard, payments made to third parties in connection with the vessel construction program, and interest costs incurred during the construction period, which is defined as the period from the start of construction until the date that each vessel is substantially complete and ready for use.

Vessel leasehold improvements are the cost of improvements made to two vessels chartered in under long term charters. Vessel leasehold improvements, which are included with vessel improvements and other equipment, are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

Deferred drydocking costs represent amounts incurred for periodic inspections and overhaul activities required for regulatory and insurance purposes. It also includes expenditures that add economic life to the vessel, increase the vessel's earning capacity or improve the vessel's efficiency. Normal repairs and maintenance, whether incurred as part of the drydocking or not are expensed as incurred. Dry dock costs are amortized on a straight-line basis over the period through the date of the next drydocking which is typically 30 months.

Other fixed assets, consisting principally of grabs, computer hardware, software, and office equipment are depreciated on a straight-line basis.

We use the following useful lives to calculate depreciation and amortization:

Description	Useful Life
Vessel	Remaining vessel life, 4-30 years
Vessel improvements	Remaining vessel life, 4-21 years
Vessel equipment	2-5 years
Other fixed assets including grabs	3-10 years

Valuation of Long-Lived Assets and Goodwill

In accordance with the guidance outlined in FASB ASC Topic 360 - *Property, Plant and Equipment,* we perform tests for impairment of long-lived assets whenever events or circumstances, such as significant changes in charter rates or vessel valuations, suggest that long-lived assets may not be recoverable. An impairment is only deemed to have occurred if the sum of the forecasted undiscounted future cash flows related to the assets is less than the carrying value of the assets we are testing for impairment. If the forecasted cash flows from long-lived assets are less than the carrying value of such assets, then we must write down the carrying value to its estimated fair value.

The provisions of FASB ASC Topic 350 – *Intangibles – Goodwill and Other* require an annual impairment test be performed on goodwill. We perform our annual impairment analysis of goodwill on May 31st of each year, or more often if there are indicators of impairment present. A two step approach is required. The first step requires us to compare the reporting unit's carrying value of net assets to their fair value. If the fair value exceeds the carrying value, goodwill is considered not impaired and we are not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then we must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then we are required to record an impairment loss equal to the difference.

In December 2010, the FASB issued update No. 2010-28, "*When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)*", to FASB ASC Topic 350 – *Intangibles – Goodwill and Other* requiring reporting units with zero or negative carrying amounts to test if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists. The new guidance must be applied for the first time during the quarter ending March 31, 2011. Our most recent tests did not indicate any impairment of goodwill because the reporting units had negative carrying amounts. Under current accounting guidance an entity can assert that a reporting unit is not required to perform Step 2 because the carrying amount of the reporting unit is zero or negative despite the existence of qualitative factors that indicate the goodwill is more likely than not impaired. We are assessing the potential impact of this new guidance on our consolidated financial statements which could result in an impairment of our goodwill which was $8.4 million at December 31, 2010. In the period of adoption of this guidance, any impairment of goodwill will be charged to shareholders' equity.

Deferred Financing Costs

Deferred financing costs are amortized over the term of the related financing using the straight-line method, which is not materially different than the effective interest method. Unamortized deferred financing costs and lenders fees and third party costs incurred in connections with debt modifications or debt restructuring are accounted for in accordance with FASB ASC Topic 470 – *Debt* and are either capitalized and written off when the related debt is repaid or expensed and included in loss on extinguishment of debt in the accompanying consolidated statements of operations if the modification is deemed to be a debt extinguishment.

Leases

Leases are classified as either capital or operating. Those leases that transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. All other leases are accounted for as operating leases. Capital leases are accounted for as assets and are fully amortized on a straight-line basis over the lesser of the estimated useful lives or the remaining available lease terms. Commitments to repay the principal amounts arising under capital lease obligations are included in current liabilities to the extent that the amount is repayable within one year; otherwise the principal is included in amounts due after one year. The capitalized lease obligation reflects the present value of future lease payments. The financing element of the lease payments is charged to income over the term of the lease. Deferred leasing costs are amortized over the term of the lease using the straight-line method, which is not materially different than the effective interest method. Rental expense for leases classified as operating and that contain predetermined fixed decreases of minimum rentals during the term of the lease is recognized on a straight-line basis over the life of the lease, beginning with the point at which the Company obtains control and possession of the leased properties. The difference between the amounts charged to operations and amounts paid is recorded as deferred rent expense.

Taxation

As discussed above, the shareholders of the Bermuda company exchanged their shares for an equal number of shares in a newly formed Irish company. TBSI is not subject to corporate income taxes on its profits in Ireland because its income is derived from sources outside this jurisdiction. Currently there is no Bermuda income or profit tax and there is no Marshall Islands corporate income taxes on income derived from sources outside the Marshall Islands. Minor registration and tonnage taxes must be paid annually and have been included in the vessels' operating expenses in the accompanying consolidated statements of operations.

Pursuant to the Internal Revenue Code of the United States, U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must meet two requirements. First, a company must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations. Second, more than 50% of the outstanding shares of stock of either the company or its parent, by both total combined voting and total value, must be listed on an exchange in the country of incorporation or another country that grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations or on a U.S. exchange and be regularly traded, as defined.

TBSI and its foreign subsidiaries are incorporated in countries that grant equivalent exemption from income taxes to U.S. citizens and U.S. corporations. In June 2005, TBSI met the second requirement for exemption from U.S. income tax when it completed its initial public offering and its stock began being regularly traded on the NASDAQ market.

United States federal and state income taxes that TBSI's U.S. subsidiaries are subject to are not significant to the accompanying consolidated financial statements and are included as a component of general and administrative expenses in the consolidated statements of operations.

Stock-Based Compensation

The Company accounts for stock based compensation in accordance with the guidelines outlined in FASB ASC Topic 718 - *Stock Compensation* which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest.

Earnings Per Share

Basic earnings (loss) per ordinary share are computed using the two-class method for share-based payment transactions, which are participating securities. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for ordinary stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. The earnings (loss) available to ordinary shares are divided by the weighted-average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is computed by dividing the earnings (losses) available to ordinary shares by the weighted-average number of ordinary shares outstanding during the year excluding any participating securities.

Fair Value of Financial Instruments

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash equivalents, charter hire receivables, derivate instruments and debt. We place our cash equivalents with a number of financial institutions to help limit the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base, and their dispersion across many geographic areas. No customer accounted for 10% or more of charter hire receivables as of December 31, 2010 and only one customer accounted for 11.7% of charter hire receivables as of December 31, 2009.

The following method and assumptions were used to estimate the fair value of financial instruments included in the following categories:

- *Cash and cash equivalents, charter hire and claims receivable* - The carrying amount reported in the accompanying consolidated balance sheets for cash and cash equivalents, charter hire and claims receivable approximates their fair value due to the current maturities.
- *Short-term debt* - The carrying amount reported in the accompanying consolidated balance sheets for short-term debt approximates its fair value due to the current maturity of such instruments and their variable rates.
- *Long-term debt* - The carrying amount of our long-term debt, which was reclassified in 2010 and 2009 to short-term due to probable financial ratio covenant violations within 12 months from December 31, 2010 and 2009 respectively, approximates fair value due to the variable interest rates on bank borrowings and based on the current rates offered to us for debt of the same remaining maturities.
- *Interest Rate Swaps* - The Company utilizes certain derivative financial instruments to manage interest rate risk. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instruments. The Company is exposed to credit loss in the event of nonperformance by the counterparties on derivative contracts. The Company minimizes its credit risk on these transactions by dealing with several financial institutions and, therefore, does not anticipate nonperformance.

Foreign Currency Transactions

The financial statements are expressed in United States dollars. Gains and losses resulting from foreign currency transactions, which are not significant, are included in other income.

Financial Derivative Instruments and Hedging Activities

The Company seeks to manage its interest rate risk associated with variable rate borrowings with the use of derivative financial instruments. The Company accounts for derivative financial instruments in accordance with the guidance outlined in FASB ASC Topic 815 – *Derivatives and Hedging.* The fair value of derivative financial instruments are recognized as assets or liabilities at each balance sheet date, with changes in fair value affecting net income (loss) or comprehensive income (loss) as appropriate.

NOTE 3 — NEW ACCOUNTING PRONOUNCEMENTS

Adopted

In January 2010, the FASB issued Accounting Standards Update 2010-06, *"Improving Disclosures about Fair Value Measurements"*, which amends FASB ASC Topic 820 - *Fair Value Measurements and Disclosures* regarding the accounting for fair value measurements and disclosures. This amendment provides more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. This amendment was effective with the March 31, 2010 reporting period. Adoption of the amendments in 2010 did not have an effect on the Company's financial statements disclosures and adoption of the amendment that is effective for the 2011 reporting periods is not expected to have an effect.

In June 2009, the FASB issued changes to the accounting guidelines for variable interest entities. These changes, as discussed in FASB ASC Topic 810 - *Consolidation*, require an enterprise to: (i) perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity; (ii) perform ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; (iii) eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (iv) add an additional reconsideration event for determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly affect the entity's economic performance: and (v) enhance disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. Adoption of this guidance, which became effective January 1, 2010, did not have an effect on the Company's consolidated financial statements.

In May 2009, the FASB issued guidance which was subsequently amended in February 2010 regarding accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance, which is outlined in FASB ASC Topic 855 - *Subsequent Events*, establishes the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of these changes did not have an effect on the Company's consolidated financial statements because the Company already followed a similar approach prior to the adoption of this guidance.

Issued

In December 2010, the FASB issued update No. 2010-28, *"When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)"*, to FASB ASC Topic 350 – *Intangibles – Goodwill and Other.* The amendments in this update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The Company must apply the new guidance for the first time during the quarter ending March 31, 2011. As a result, current GAAP will be improved by eliminating an entity's ability to assert that a reporting unit is not required to perform Step 2 because the carrying amount of the reporting unit is zero or negative despite the existence of qualitative factors that indicate the goodwill is more likely than not impaired. We are assessing the potential impact of this new guidance on our consolidated financial statements which could result in an impairment of our goodwill which was $8.4 million at December 31, 2010. In the period of adoption of this guidance, any impairment of goodwill will be charged to shareholders' equity.

In December 2010, the FASB issued update No. 2010-29, *"Disclosure of Supplementary Pro Forma Information for Business Combinations"*, to FASB ASC Topic 805 - *Business Combinations.* The amendments in this update clarify the acquisition date that should be used for reporting the pro forma financial information disclosures in Topic 805 when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combinations. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We do not expect that adoption of this guidance will have a significant impact on the determination or reporting of our financial results.

NOTE 4 — ALLOWANCE FOR CHARTER HIRE

The Company reviews the allowances for doubtful accounts monthly. Account balances are charged off against the allowance when the Company feels that it is probable the receivable will not be recovered.

Allowance for doubtful charter hire receivables is as follows (in thousands):

	Balance at Beginning of Year	Additions	Write-offs, Net of Recoveries	Balance at End of Year
December 31, 2010	$ 1,000	$ 1,918	$ (1,918)	$ 1,000
December 31, 2009	$ 500	$ 901	$ (401)	$ 1,000
December 31, 2008	$ 490	$ 54	$ (44)	$ 500

In December 2010, we determined that $1.8 million receivable due from a former customer will probably not be recovered. Consequently, the allowance for charter hire was increased and the receivable was charged against the allowance as of December 31, 2010.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,	
Description	2010	2009
Claims receivable	$ 3,269	$ 4,908
Due from agents	1,330	1,546
Other receivables	680	807
Prepaid expenses	2,710	2,053
TOTAL	**$ 7,989**	**$ 9,314**

NOTE 6 — FUEL AND OTHER INVENTORIES

Fuel and other inventories consist of the following (in thousands):

Description	December 31, 2010	December 31, 2009
Fuel	$ 10,908	$ 9,093
Lubricating oil	6,127	5,235
Other	478	712
TOTAL	**$ 17,513**	**$ 15,040**

NOTE 7 — FIXED ASSETS

Fixed assets consist of the following (in thousands):

Description	December 31, 2010	December 31, 2009
Vessels	$ 594,718	$ 717,535
Vessel improvements and other equipment	190,744	170,325
Deferred drydocking costs	30,530	26,619
Vessel construction in process	92,600	130,711
Other fixed assets	19,390	18,912
Less:	927,982	1,064,102
Accumulated depreciation, amortization and vessels impairment loss	(351,720)	(259,844)
	$ 576,262	$ 804,258

The Company had individual contracts, with China Communications Construction Company Ltd. and Nantong Yahua Shipbuilding Group Co., Ltd. ("Shipyard"), to build six multipurpose vessels with retractable tweendecks. The contracts, which were entered into in February 2007 specify an original contract purchase price of $35.4 million per vessel. In September 2009, the *Rockaway Belle*, which was the first vessel, was delivered. Two vessels, the *Dakota Princess* and the *Montauk Maiden,* were delivered in March 2010 and September 2010, respectively. Two more vessels, the *Omaha Belle* and the *Comanche Maiden* were delivered in January and February of 2011 respectively, while the final vessel, the *Maya Princess* is scheduled for delivery during the second quarter of 2011. Installments of $7.0 million per vessel are due to the Shipyard when each of four pre-delivery milestones (contract signing, steel cutting, keel laying, and launching) are met. At delivery, the final installment of $7.4 million is due to the Shipyard. Payments made and capitalized costs for the three remaining vessels to be delivered as of December 31, 2010 are as follows (in thousands):

Hull Number	Vessel Name	Payments through December 31, 2010
Hull No NYHS200723	Comanche Maiden	$ 28,000
Hull No NYHS200724	Omaha Belle	28,000
Hull No NYHS200725	Maya Princess	28,000
	Payments to yard	84,000
	Capitalized interest	14,794
	Design & other costs	2,806
		101,600
	Impairment charge	(9,000)
		$ 92,600

The Company capitalized interest, including loan origination fees, of $4.8 million, $4.2 million, and $5.8 million in 2010, 2009, and 2008, respectively. Capitalized interest and deferred finance costs are added to the cost of each vessel and will be amortized over the estimated useful life of the respective vessel when the vessel is placed into service. Management's impairment analysis as of December 31, 2010 indicated that future undiscounted operating cash flows for the fleet, including the vessels to be delivered in 2011, were below the vessels' carrying amount. Accordingly an impairment loss of approximately $9.0 million was recognized on vessels under construction and included as part of the $201.7 million impairment loss reflected in the consolidated statement of operations.

The Company took delivery of two vessels, the *Dakota Princess* and the *Montauk Maiden*, for $80.5 million in 2010, the *Rockaway Belle* for $39.8 million in 2009, and eleven vessels for $312.5 million in 2008.

During 2010, the Company sold the *Savannah Belle* for $2.8 million. A loss of $5.2 million was recorded and the net proceeds were used to pay down the BOA Revolver.

Depreciation and amortization of vessels and other assets was $103.6 million, $95.9 million, and $73.5 million, for the years ended December 31, 2010, 2009, and 2008, respectively.

Impairment of Long-Lived Assets

As at December 31, 2010 and 2009, as well as at the end of each quarterly reporting period ended during 2010, the Company performed an impairment review of the Company's long-lived assets due to the continued global economic softness and its impact on the shipping industry. The Company concluded that events and circumstances occurred during the fourth quarter of 2010 that suggested a possible impairment of long-lived assets. These indicators included significant declines in freight and charter rates and asset values toward the end of 2010. As a result, the Company performed a fleet level impairment assessment analysis of its long-lived assets, which compared undiscounted cash flows with the carrying values of the Company's long-lived assets to determine if the assets were impaired. Management made assumptions used in estimating undiscounted cash flows, which include utilization rates, revenues, capital expenditures, operating expenses and the weighted remaining useful life of the fleet of vessels. These assumptions are based on historical trends as well as future expectations that are consistent with the plans and forecasts used by management to conduct its business. Management's impairment analysis as of December 31, 2010 indicated that future undiscounted operating cash flows at the fleet level, including vessels to be delivered during the first half of 2011, were below the vessel's carrying amount, and accordingly an impairment loss of approximately $201.7 million was recognized and separately reflected in the consolidated statement of operations.

The assumptions and estimates we used in our impairment analysis are highly subjective and could be negatively affected by further declines in freight or charter rates, further decreases in the market value of vessels or other factors, which could require us to record additional material impairment charges in future periods.

NOTE 8 — ADVANCES TO / FROM AFFILIATES

Advances to/from affiliates, which are entities related by ordinary shareholders, are non-interest-bearing, due on demand and expected to be collected or paid in the ordinary course of business, generally within the year. The Company typically advances funds to affiliates in connection with the payment of management fees, commissions and consulting fees. Advances from affiliates originated primarily from amounts due to affiliates for management fees, commissions and consulting fees earned.

NOTE 9 — OTHER ASSETS AND DEFERRED CHARGES

Other assets and deferred charges consist of the following (in thousands):

Description	December 31, 2010	December 31, 2009
Deferred financing costs, net	$ 6,278	$ 5,963
Deposit for bareboat charter and deferred rent expense	8,464	9,152
Investment in equity securities available for sale	404	404
Investments in joint ventures	5,596	5,325
Total	**$20,742**	**$20,844**

Deferred financing costs represent fees incurred to obtain new financing, refinance existing debt or arranging long term leases on vessels. Accumulated amortization of deferred financing costs was $7.8 million and $3.4 million at December 31, 2010 and 2009, respectively.

In connection with the sale-leaseback of the *Seminole Princess* and *Laguna Belle* in January 2007, $5.5 million was retained by the buyer/lessor as a deposit on the bareboat charters. The leases for the vessels contain predetermined fixed decreases of charter hire payments due under the charters during the term of the leases. The Company recognizes the related rental expense on a straight-line basis over the life of the leases and records the difference between the amounts charged to operations and amounts paid as deferred rent expense.

Investment in a consolidated joint venture:

In January 2010, the Company entered into a joint venture agreement to form Log-Star, a Brazilian corporation. The Company acquired a 70% economic interest in Log-Star while Logística Intermodal S.A. ("Log-In") an unrelated Brazilian corporation purchased the remaining 30% interest. Log-Star is authorized to transport breakbulk, bulk, liner, and parcel services in the Brazilian coastal cabotage trade as well as in the Amazon River.

Under the joint venture agreement, the Company has the right to appoint or remove the chief operating officer of Log-Star, who is responsible for the management of commercial and operational activities, as well as for the technical management of the vessels. This would allow the Company to have the power to significantly affect Log-Star's economic performance. Based on the accounting guidance provided by FASB ASC Topic 810 - *Consolidation,* the Company is considered the primary beneficiary of Log-Star and is required to consolidate it in the Company's consolidated financial statements. The Company has consolidated Log-Star's results in its financial statements.

Investment in non-consolidated variable interest entities (VIE):

In February 2010, the Company acquired a 50% interest in African Project Logistics ("APL") for $0.9 million of which $0.4 million was paid in February 2010. The balance is due in installments when specific performance metrics are met. APL provides project logistics services in South Africa. Additionally, the Company has a 50% interest in Panamerican Port Services SAC, which operates a warehouse located in Callao, Peru and a 50% interest in GAT-TBS Mining Consortium S.A, which mines calcium carbonate aggregates in the Dominican Republic. We have determined that our 50% interest in each of these joint ventures is a VIE.

As of December 31, 2010 our investments in these entities, including equity and loans made and committed to be made subsequent to December 31, 2010, is our maximum exposure to loss from these entities. We are not contractually required to provide any financial or other support to any of the joint ventures. We have determined we are not the primary beneficiary of any of the VIE's as we do not have the power to direct the activities that most significantly impact their economic performance. Accordingly, we do not consolidate these entities and account for our investments in the entities under the equity method. The investments in the joint ventures are included within other assets and deferred charges in our consolidated financial statements. All investments are accounted for using the equity method. For the years ended December 2010, 2009, and 2008 income/(loss) from joint ventures were $(0.2) million, $0.1 million, and $0.2 million, respectively.

NOTE 10 — ACCOUNTS PAYABLE-ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

Description	December 31, 2010	December 31, 2009
Accounts payable and accrued expenses - vessel	$30,236	$33,631
Accounts payable and accrued expenses - voyage	13,308	16,541
Accounts payable and accrued expenses - other	3,124	1,813
Accrued payroll and related costs	123	69
Total	**$46,791**	**$52,054**

NOTE 11 — FINANCING

The Company's outstanding debt balances consist of the following (in thousands):

	Interest Rate at December 31, 2010	December 31, 2010	December 31, 2009
Bank of America - term credit facility, expires March 31, 2012	8.04%	$ 19,165	$ 76,000
Bank of America - term credit facility 2, expires June 30, 2014	8.04%	110,092	75,000
The Royal Bank of Scotland credit facility, new vessel buildings, expires September 9, 2014	5.30% & 5.31%	131,670	103,758
DVB Group Merchant Bank (Asia) Ltd credit facility, expires June 30, 2014	6.31%	26,080	35,864
Credit Suisse credit facility, expires August 28, 2018	3.55% & 3.53%	25,815	28,750
AIG Commercial Equipment Finance, Inc. credit facility, expires June 30, 2014	12.00%	12,250	19,250
Commerzbank AG credit facility, expires June 30, 2011	4.28%	1,500	4,500
Berenberg Bank credit facility, expires June 30, 2014	5.31%	5,687	8,125
Total		332,259	351,247
Less current portion		(332,259)	(351,247)
Long term portion			

Below are payment obligations due during the next five years according to the scheduled repayment terms in the credit facility agreements as of December 31, 2010 (in thousands):

2011	$ 30,000
2012	30,000
2013	39,996
2014	219,558
2015	3,496
Thereafter	9,209
	$332,259

Classification

The Company did not make certain principal payments due under its credit facilities during the third quarter of 2010. The failure to make principal payments on the due dates constituted events of default under the relevant Credit Facilities and cross-defaults under the other debt agreements. An event of default permits the lenders to take certain actions, including declaring the outstanding principal of the applicable debt to be due and payable immediately, seeking foreclosure upon any collateral securing their respective loan and, in the case of the Royal Bank of Scotland Credit Facility, terminating any remaining commitments to lend to the Company.

On September 30, 2010, in order to avoid an acceleration of the maturity of outstanding loans, the Company entered into forbearance agreements with the requisite lenders under its various credit facilities and swap counterparties. The forbearance agreements were extended until January 31, 2011 to provide the Company with an opportunity to negotiate amendments to the credit agreements. During the forbearance period, the lender groups agreed to forbear from exercising their rights and remedies which arose from the Company's failure to make principal payments when due. The agreements also absolved the Company from making principal payments due on its financing facilities during the extended forbearance period, but required the Company to continue making interest payments on the facilities at the default interest rate.

Effective January 28, 2011, the Company and its lenders amended the credit agreements. The amendments revised the principal repayment schedules, waived any existing defaults, revised the financial covenants (including covenants related to the Company's consolidated leverage ratio, consolidated interest coverage ratio and minimum cash balance), and modified certain other terms. At December 31, 2010, we were in compliance with all financial covenants relating to our debt. However, absent waivers, we would not have been in compliance with loan to value requirements on the Credit Suisse and Berenberg credit facilities as of December 31, 2010. Unless the Baltic Dry Index, and in particular the freight and charter rates that we are able to obtain, strengthen significantly in the near future, it is likely that by June 30, 2011 we would fail to meet existing consolidated fixed charge and consolidated leverage ratio requirements and that we would need to enter into further negotiations with our lenders to seek further modifications of those financial covenants. Failure to meet these covenants or the Company's inability to obtain a waiver of such future covenant violations would raise substantial doubt about the Company's ability to continue as a going concern. Generally accepted accounting principles require that long-term loans be classified as a current liability when either a covenant violation that gives the lender the right to call the debt has occurred at the balance sheet date, or such a covenant violation would have occurred absent a waiver of those covenants, and in either case it is probable that the covenant violation will not be cured within the next 12 months. Consequently, long term debt is classified as a current liability in the consolidated balance sheet at December 31, 2010.

Loan Modifications

During the third quarter the Company entered into negotiations with its lenders to seek modification of certain financial covenants in its various credit facilities. With the consent of its lenders, in September 2010 the Company ceased paying installments of principal due on indebtedness. As a result, the Company's lenders agreed not to take any action while we sought to negotiate new terms of the existing debt.

Effective January 28, 2011, the Company and its lenders agreed on a restructuring of its debt repayment schedules and modifications of the covenants under its credit facilities and the lenders agreed to waive any existing defaults under those agreements. In connection with the restructuring of debt facilities consummated in January 2011, the Company incurred third party costs which are being recognized as an expense when incurred and during the year ended December 31, 2010, we recognized $3.2 million of third party costs. In addition, the Company incurred bank fees totaling approximately $3.3 million which will be added to the existing unamortized balance of deferred financing costs and amortized over the terms of the new arrangements. As a result of the extinguishment of the BOA Revolver, $1.1 million of unamortized deferred financing costs previously incurred will be charged to consolidated income during the first quarter of 2011.

The Company's lenders, as a condition to restructuring its credit facilities, have required three significant shareholders who also are key members of management to agree to provide up to $10.0 million of new equity in the form of Series B Preference Shares. In partial satisfaction of this requirement, on January 28, 2011, these significant shareholders purchased an aggregate of 30,000 of our Series B Preference Shares at $100 per share directly from the Company in a private placement. In addition, they agreed to purchase up to an additional aggregate of 70,000 of Series B Preference Shares at $100 per share directly from the Company in one or more private placements, but the number of additional shares that they will be required to purchase will be reduced, share for share, by the number of Series A Preference Shares purchased by subscription rights holders in a rights offering.

The table below summarizes the repayment terms, interest rate benchmark and post amendment margin rates, number of vessels and net book value at December 31, 2010 collateralizing each credit facility:

Credit Facility	At December 31, 2010 Repayment terms	At December 31, 2010 Base and Margin Interest Rate (a)	Subsequent to December 31, 2010 Repayment terms	Subsequent to December 31, 2010 Base and Margin Interest Rate (a)	Net Book Value of Collateral at Dec 31, 2010 (in millions)	Number of Vessels Collateralizing Credit Facility
Bank of America - Term Credit Facility 1	15 quarterly installments of $9.5 million through December 31, 2011	LIBOR plus 5.75% (b)	3 quarterly installments of $5.1 million and 1 quarterly installment of $3.9 million through March 31, 2012	LIBOR plus 5.00% (d)		
Bank of America - Revolving Credit Facility (renamed Bank of America - Term Credit Facility 2 subsequent to January 28, 2011)	Balloon Payment due March 26, 2012	LIBOR plus 5.75% (b)	3 quarterly installments of $3.9 million and 6 quarterly installments of $5.4 million through June 30, 2014 ending with a final installment due on June 30, 2014 of $66.1	LIBOR plus 5.00% (d)	$ 245.4	29
The Royal Bank of Scotland Credit Facility						
Construction Period	Conversion to term loan of the debt associated with each vessel upon delivery of the respective vessel	LIBOR plus 5.00%	Conversion to term loan of the debt associated with each vessel upon delivery of the respective vessel	LIBOR plus 4.25% (d)	$ 80.1	3 (c)
Post Delivery Term Loan	Quarterly installments of $0.4 million per vessel commencing three months after delivery and ending with a final installment due on September 30, 2014 of $111.6 million.	LIBOR plus 5.00%	3 quarterly installments of $1.7 million, 4 quarterly installments of $1.3 million and 6 quarterly installments of $1.8 million through September 9, 2014 ending with a final installment due on June 30, 2014 of $125.8 million	LIBOR plus 4.25% (d)	$ 101.3	3
DVB Group Merchant Bank (Asia) Ltd Credit Facility	10 quarterly installments of $4.9 million and 10 quarterly installments of $2.6 million through January 2013	LIBOR plus 5.75% (b)	3 quarterly installments of $1.1 million, 4 quarterly installments of $0.9 million and 6 quarterly installments of $1.2 million through June 30, 2014 ending with a final installment due on June 30, 2014 of $12.2 million	LIBOR plus 5.75%	$ 34.1	7
Credit Suisse Credit Facility	8 quarterly installments of $1.5 million and 32 quarterly installments of $0.9 million through December 2017 and February 2018	LIBOR plus 3.25%	29 quarterly installments of $0.9 million and 1 quarterly installment of $0.5 million through August 28, 2018	LIBOR plus 4.00%	$ 30.2	2
AIG Commercial Equipment Finance, Inc. Credit Facility	8 quarterly installments of $2.63 million and 8 quarterly installments of $1.75 million through April 2012	LIBOR plus 5.00% With an Interest Rate Floor of 10%	3 quarterly installments of $0.5 million, 4 quarterly installments of $0.4 million and 6 quarterly installments of $0.6 million through June 30, 2014 ending with a final installment due on June 30, 2014 of $5.7 million	10.00%	$ 41.8	4
Commerzbank AG Credit Facility	4 quarterly installments of $1.5 million, and 4 quarterly installments of $1.0 million and 2 quarterly installments of $0.25 million through June 2011	LIBOR plus 4.00%	One payment of $1.5 million due on June 30, 2011	LIBOR plus 4.00%	$ 11.8	1
Berenberg Bank Credit Facility	16 quarterly installments of $0.8 million through June 2012	LIBOR plus 5.00%	3 quarterly installments of $0.2 million, 4 quarterly installments of $0.2 million and 6 quarterly installments of $0.2 million through June 30, 2014 ending with a final installment due on June 30, 2014 of $3.0 million	LIBOR plus 5.00%	$ 12.4	1

(a) Margins shown exclude 2.00% additional interest while the loans are in defaults.

(b) The base rate increases 50 basis points every six months with 5.75% through December 31, 2010; 6.25% through June 30, 2011; 6.75% through December 31, 2011 and 7.25% through maturity.

(c) While vessels are under construction, advances are collateralized by shipbuilding contracts.

(d) The credit facility has a LIBOR floor of 1.50%.

As part of the RBS credit facility restructuring, restricted cash of $6.2 million was used toward the final payment to the shipbuilding yard due upon the delivery of the *Omaha Belle* in January 2011. There are two final draw downs under the RBS credit facility of approximately $7.5 million each that will be made when the *Comanche Belle* and the *Maya Princess* are delivered.

The RBS Credit Facility is collateralized by the respective shipbuilding contracts while the vessels are under construction and, after delivery of the respective vessel, by Preferred Ship Mortgages (as defined in the loan agreement) on the new vessels and assignment of freight revenue and insurance. Further, the RBS credit facility prohibits the Company from materially amending or failing to enforce the shipbuilding contracts. The Company guarantees the obligations of the borrowing subsidiaries under the RBS Credit Facility.

Covenants

The Company's various debt agreements contain both financial and non-financial covenants, and include customary restrictions on the Company's ability to incur indebtedness or grant liens, pay dividends under certain circumstances, enter into transactions with affiliates, merge, consolidate, or dispose of assets, and change the nature of our business. The Company is required to comply with maritime laws and regulations, maintain the vessels consistent with first class ship ownership and management practice, keep appropriate accounting records and maintain specified levels of insurance. Under the financial covenants the Company is required to maintain minimum cash and cash equivalent balances, have minimum consolidated tangible net worth within defined limits, and maintain certain fixed charge and leverage ratios.

The amendments and restatements of the credit agreements effective as of January 28, 2011 require the following three primary financial covenants: minimum cash liquidity, minimum interest charge coverage ratio, and maximum leverage ratio. The following table summarizes financial covenants in place as of December 31, 2010 and as amended subsequent to December 31, 2010:

Covenant	As of December 31, 2010	As amended subsequent to December 31, 2010
Minimum Cash Liquidity	Qualified cash of $15.0 million, which is defined in the agreement as cash and cash equivalents.	Qualified weekly average cash of $15.0 million, which is defined in the agreement as cash and cash equivalents. This calculation shall exclude any expenses actually paid in connection with the restructuring.
Minimum Consolidated Interest Charge Coverage Ratio	Not less than a ratio of 3.00 to 1.00 at June 30, 2010 and 3.75 to 1.00 at September 30, 2010 of Consolidated EBITDA for the four previous quarters to Consolidated interest expense for the same period. Not measured after September 30, 2010.	Not less than a ratio (consolidated EBITDA to consolidated interest expense) of 3.35 to 1.00 for each fiscal quarter period during 2011; 3.70 to 1.00 for each fiscal quarter period during 2012; 4.30 to 1.00 for each fiscal quarter period ending on March 31, and June 30, 2013; 4.75 to 1.00 for each fiscal quarter period ending on September 30, and December 31, 2013; 5.20 to 1.00 for each fiscal quarter period during March 31 to September 30, 2014.
Maximum Consolidated Leverage Ratio	Not more than a ratio of 5.00 to 1.00 at June 30, 2010, 3.75 to 1.00 at September 30, 2010, 3.00 to 1.00 at December 31, 2010 and March 31, 2011, 2.75 to 1.00 at June 30, 2011 and 2.50 to 1.00 at September 30, 2011 and thereafter, of Consolidated Funded Indebtedness, as defined in the loan agreements, at the end of a quarter to Consolidated EBITDA for the four previous quarters.	Not more than a ratio (consolidated funded indebtedness to consolidated EBITDA) of 4.00 to 1.00 for each fiscal quarter period during 2011; 3.65 to 1.00 for each fiscal quarter period during 2012; 3.20 to 1.00 for each fiscal quarter period ending on March 31, and June 30, 2013; 2.75 to 1.00 for each fiscal quarter period ending on September 30, and December 31, 2013; 2.50 to 1.00 for each fiscal quarter period during March 31 to September 30, 2014.
Minimum Consolidated Fixed Charge Coverage Ratio	Not less than a ratio of 1.10 to 1.00 at December 31, 2010, 1.30 to 1.00 at March 31, 2011, 1.50 to 1.00 at June 30, 2011 and, 1.75 to 1.00 at September 30, 2011 and thereafter of Consolidated EBITDA for the four previous quarters to Consolidated interest expense for the same period plus regularly scheduled debt payments for the following 12 months.	Not Applicable - deleted.

Value to Loan

The market value of the vessels, as determined by appraisal, is required to be above specified value to loan ratios, as defined in each credit facility agreement, which range from 125% to 167% of the respective credit facility's outstanding amount. The credit facilities require mandatory prepayment or delivery of additional security in the event that the fair market value of the vessels falls below limits specified. BOA requires compliance with 143% value to loan ratio requirements. Effective December 2012, the value to loan ratio requirement for RBS increases from 125% to 135%. Absent waivers, the Company would not have been in compliance with loan to value requirements on the Credit Suisse and Berenberg credit facilities as of December 31, 2010.

Guarantee Facility

Concurrent with the Company entering into the RBS credit facility, the Company entered into an agreement ("Guarantee Facility") to have The Royal Bank of Scotland plc guarantee payments due under the shipbuilding contracts. Under the Guarantee Facility, The Royal Bank of Scotland plc has agreed to guarantee the second, third, and fourth installments due by the Company under the respective shipbuilding contract. TBSI guarantees the Guarantee Facility. As of December 31, 2010, there was one performance guarantee outstanding for $7.0 million, which was cancelled in January 2011.

NOTE 12 — DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to certain risks relating to its ongoing business operations. Currently, the only risk managed by using derivative instruments is interest rate risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company's floating-rate borrowings. FASB ASC Topic 815 - *Derivative and Hedging* requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. The Company designates and accounts for its interest rate swap contracts as cash flow hedges in accordance with FASB ASC Subtopic 815-30 - *Cash Flow Hedges.*

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

As of December 31, 2010, the total notional amount of the Company's receive-variable/pay-fixed interest rate swaps was $131.5 million. Interest rate contracts have fixed interest rates ranging from 2.92% to 5.24%, with a weighted average rate of 3.92%. Interest rate contracts having a notional amount of $61.5 million at December 31, 2010, decrease based on the originally scheduled principal payments on the respective debt. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains and losses in the consolidated income statements is shown below (in thousands):

	Liability Derivatives			
	December 31, 2010		December 31, 2009	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under ASC Topic 815				
Interest rate contracts	Other liabilities	$ 4,069	Other liabilities	$ 8,997
Derivatives not designated as hedging instruments under ASC Topic 815				
Interest rate contracts	Other liabilities	4,375	Other liabilities	980
Total derivatives		$ 8,444		$ 9,977

Derivatives under ASC Topic 815 Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in Other Comprehensive Income on Derivatives (Effective Portion) For the Years Ended December 31, 2010	2009
Designated Hedges:		
Interest rate contracts	$(3,835)	$(8,275)
De-designated Hedges:		
Interest rate contracts-OCI frozen	(5,016)	
Total derivatives	$(8,851)	$(8,275)

	Location of Gain or (Loss) Recognized in Income on Derivatives	Amount of Gain or (Loss) Recognized in Income on Derivatives For the Years Ended December 31, 2010	2009	2008
Derivatives Not Designated as Hedging Instruments under ASC Topic 815				
Interest rate contracts	Interest expense	$ 905	$ 3	$(1,138)
Derivatives under ASC Topic 815				
Interest rate contracts	Interest expense	4,420		
		$5,325	$ 3	$(1,138)

In June 2010, the Company paid $3.0 million to modify one and terminate two interest rate contracts. The first terminated contract was a deferred starting interest rate contract, which started December 29, 2014 and continued through December 29, 2019, for the notional amount of $20.0 million of debt that was callable at the bank's option at any time during the life of the contract. In connection with this deferred starting interest rate contract, the Company entered into the second of the terminated interest rate contracts, a receiver swap option which gave the Company the right but not the obligation to enter into a subsequent interest rate contract if the bank called the initial contract. Accordingly, changes to the value of these contracts did not qualify for hedge accounting treatment from inception of the contracts. For the years ended December 31, 2010 and 2008 $0.6 million and $1.1 million were included as a component of interest expense in the consolidated statement of operations. For the year ended December 31, 2009 there was an insignificant change to the value of these contracts. The third interest rate contract, which had previously been designated a hedging instrument was modified to change the expiration date from June 2019 to June 2014. The modification resulted in it no longer being probable that the hedging instrument would effectively hedge future cash flows and, accordingly, the hedging instrument was de-designated. The charge to other comprehensive income of $5.9 million was frozen and will be reclassified into earnings quarterly through June 2019. During 2010, $1.1 million was reclassified into earnings. The Company did not designate the interest rate contract having the new expiration date as a hedging instrument. Consequently, for the year ended December 31, 2010, changes to the value of $0.4 million were included as a component of interest expense in the consolidated statement of operations.

In connection with the restructuring of the credit facilities, a LIBOR floor of 1.5% was added to certain credit facilities. Due to this amendment, we discontinued hedge accounting for one hedging relationship at December 31, 2010, because the hedge is no longer expected to be highly effective. For this hedging relationship, amounts that have been accumulated in other comprehensive income of $0.2 million were frozen and will be reclassified into earnings quarterly through December 2011. A second hedging instrument is expected to continue being effective; however, the LIBOR floor is expected to cause some hedge ineffectiveness. The ineffective portion of this hedging instrument will be included as a component of interest expense in the consolidated statement of operations in the period the forecasted transaction occurs.

The Company does not obtain collateral or other security to support financial instruments subject to credit risk. The Company monitors the credit risk of our counterparties and enters into agreements only with established banking institutions. The financial stability of those institutions is subject to current and future global and national economic conditions, as well as governmental support.

FASB ASC Topic 820 - *Fair Value Measurements and Disclosures,* which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value hierarchy for disclosure of fair value measurements is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – Inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The following table summarizes assets and liabilities measured at fair value on a recurring basis at December 31, 2010:

(in thousands)	Level 1	Level 2	Level 3
Liabilities			
2010			
Interest rate contracts	$	$8,444	$
2009			
Interest rate contracts	$	$9,977	$

Our interest rate swap contracts are traded in the over-the-counter market. The fair value is based on the quoted market price for a similar liability or determined using inputs that use as their basis readily observable market data that are actively quoted and can be validated through external sources.

NOTE 13 — EQUITY TRANSACTIONS

Class A and Class B Ordinary Shares

The Company has two classes of ordinary shares that are issued and outstanding: Class A ordinary shares, which are listed on the NASDAQ Global Select Market under the symbol "TBSI", and Class B ordinary shares. The Class A ordinary shares and Class B ordinary shares have identical rights to dividends, surplus and assets on liquidation; however, the holders of Class A ordinary shares are entitled to one vote for each Class A ordinary share on all matters submitted to a vote of holders of ordinary shares, while holders of Class B ordinary shares are entitled to one-half of a vote for each Class B ordinary share.

The holders of Class A ordinary shares can convert their Class A ordinary shares into Class B ordinary shares, and the holders of Class B ordinary shares can convert their Class B ordinary shares into Class A ordinary shares at any time. Further, the Class B ordinary shares will automatically convert into Class A ordinary shares upon transfer to any person other than another holder of Class B ordinary shares, in each case as long as the conversion will not cause the Company to become a controlled foreign corporation, as defined in the Internal Revenue Code of 1986, as amended ("Code"), or the Class A ordinary shares cease to be regularly traded on an established securities market for purposes of Section 883 of the Code.

Warrants

As a result of additional shares issued in connection with the Company's Equity Incentive Plan during the year ended December 31, 2010, the number of shares exercisable under outstanding warrants increased by 2,369 Class A ordinary shares and 35,315 Class B ordinary shares. Accordingly, at December 31, 2010, there were outstanding exercisable warrants to purchase 108,525 Class A ordinary shares and 241,062 Class B ordinary shares held by parties not affiliated with existing shareholders. The warrants are exercisable until February 8, 2015, at a price of $0.01 per share.

The warrant agreement includes an anti-dilution provision that adjusts the number of shares issuable upon exercise of the warrants whenever the Company issues additional common shares or engages in similar transactions. In 2008, additional shares were issued in connection with our secondary public offering and through our Equity Incentive Plan, shares. Consequently, shares exercisable under outstanding warrants increased by 7,845 Class A and 15,205 Class B ordinary common shares, or 23,050 total ordinary shares.

Treasury Stock

The Company's Equity Incentive Plan permits stock grant recipients to elect a net settlement. Under the terms of a net settlement, the Company retains a specified number of shares to cover the recipients' estimated statutory minimum tax liability. The retained shares are held in the Company's treasury ("Treasury Stock"). In 2010, employees vested in a total of 871,582 Class A common shares. Certain employees elected to have the Company withhold and remit their respective payroll tax obligations. Accordingly, the Company retained and added to Treasury Stock 112,693 Class A ordinary shares, valued at $692,647 to cover the recipient's estimated payroll tax liability. At December 31, 2010, there were 133,564 Treasury Stock shares held by the Company having a cost of $1,176,851.

Comprehensive (Loss)

The components of comprehensive loss consist of the following (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Net (loss) attributable to TBS International plc	$(245,266)	$(67,040)	$191,777
Foreign currency translation adjustments	446		
Change in unrealized gain on cash flow hedges	(576)	5,452	(10,830)
Comprehensive loss	$(245,396)	$(61,588)	$180,947

NOTE 14 —RELATED PARTY TRANSACTIONS

Commercial and Port Agency Services

Two companies affiliated with the Company's major shareholders provide commercial and port agency service to us.

(a) TBS Commercial Group Ltd. ("TBS Commercial Group") - This Bermuda-based holding company owns 27 operating companies that operate commercial and port agencies in South America, Europe, and Asia. Its subsidiaries are (1) Solar Shipping Logistica e Tranportes Ltda. (TBS Do Brasil); (2) TBS-Tecnisea C. Ltda.; (3) Aquarius Shipping Colombia Ltda.; (4) TBS De Venezuela C.A.; (5) TBS Bolivia S.R.L.; (6) TBS Asia Ltd.; (7) TBS Shipping Services Europe GmbH; (8) Seganport S.A. (TBS Peru); (9) Brasinav Agenciamentos Ltda.; (10) Seganport Selva S.A.; (11) TBS SpA (TBS Chile); (12) Nautica Groupe Ltd.; (13) Hermes Logistics Ltd.; (14) Interport Logistics Ltda.; (15) Almacenera Grau; (16) Yonkers Real Estate; (17) TBS Logistics Bolivia SRL; (18) TBS Logistics de Colombia S.A.; (19) TBS Project Logistics Limited; (20) TBS de Colombia S.A.; (21) Interproject Carriers Ltd.; (22) Cia Vapores Arco Iris; (23) Transportes Maritimas Y Fluviales SRL; (24) Bademar ; (25) Groupa Sedei; (26) Blue Parrot Software SARL A.U. (Morocco); and (27) TBS Ecuador TBSEC S.A.;

(b) Beacon Holdings Ltd. ("Beacon") - This Bermuda-based holding company owns four operating companies: (1) TBS Real Estate de Colombia S.A.; (2) Beacon Real Estate Holdings Ltd.; (3) Beacon Holdings America Latin Ltda. and (4) TBS Japan Ltd. Beacon is in the same business as TBS Commercial Group Ltd.

Port agency fees and commission rates are based upon contractual agreements with us. Individuals who own a majority of the Company's ordinary shares, some of whom are members of our Board of Directors, own these companies. As a result of their share ownership and board positions, and for so long as they collectively own a significant percentage of our issued and outstanding ordinary shares, they will be able to influence the Company and determine the outcome of any shareholder vote.

Port agency fees paid to TBS Commercial Group and Beacon for the years ended December 31, 2010, 2009, and 2008 were approximately $2.1 million, $1.9 million, and $2.2 million, respectively.

Commissions paid to TBS Commercial Group and Beacon for commercial agency services were approximately $7.3 million $5.9 million, and $14.6 million for the years ended December 31, 2010, 2009, and 2008, respectively.

At December 31, 2010 and 2009, the below amounts due to related commercial and port agents are included in accounts payable and accrued expenses and other liabilities (in thousands):

Period	Accounts Payable	Accrued and Other Liabilities	Total
December 31, 2010	$ 1,148	$ 4,621	$5,769
December 31, 2009	$ 1,726	$ 2,970	$4,696

Chartering Broker

Globe Maritime Limited ("Globe") occasionally acts as a broker for chartering and vessel sales and purchases. James W. Bayley who is a Company officer and member of the Board of Directors owns Globe. During 2010, 2009 and 2008, the Company paid Globe approximately $0.1 million, $0.1 million and $1.2 million, respectively.

Lease

TBS Shipping Services maintains an office in Yonkers, New York that is leased from our chairman and chief executive officer, Joseph E. Royce. During 2010, 2009, and 2008, payments to Mr. Royce under this lease totaled $240,000 per year. The $240,000 paid in 2010 includes a prepayment of $10,000 relating to rent for the month of January 2011.

NOTE 15 — STOCK PLANS

2005 Equity Incentive Plan

The Company adopted an Equity Incentive Plan in 2005, which authorizes the grant of "non-qualified" shares to employees and independent directors. In 2009 the Equity Incentive Plan was amended to increase the maximum number of shares that can be granted under the plan, allow for the granting of both Class A ordinary shares and Class B ordinary shares and expand the definition of eligible persons under the plan to include affiliates and agency service companies. The maximum number of shares that can be granted under the plan increased to 5,000,000 shares, including no more than 1,000,000 Class B shares.

Stock-based compensation costs are measured based on the fair value at the date of grant and is recognized on a straight-line basis over the vesting period. The Company recognized total stock-based compensation costs of $7.3 million, $1.0 million, and $2.4 million for the years ended December 31, 2010, 2009, and 2008 respectively. These amounts are reflected in the Consolidated Statement of Operations in general and administrative expenses. The company derives no material income tax benefit for stock-based compensation due to its tax structure.

At December 31, 2010, unrecognized stock-based compensation expense related to non-vested restricted stock-based awards totaled $3.6 million. The cost of these non-vested awards will be recognized over a weighted-average period of 2.7 years.

Transactions under the Amended and Restated Equity Incentive Plan are summarized as follows (aggregate values in thousands):

	Number of Share Units	Number of Restricted Shares	Weighted-Average Fair Value at Grant Date	Aggregate Value at Grant Date
Non-vested at December 31, 2007	15,000	123,500		
Granted, restricted shares		26,000	$33.80	$ 879
Granted, share units				
Forfeited				
Vested	(5,000)	(37,500)		
Non-vested at December 31, 2008	10,000	112,000		
Granted, restricted shares		12,500	$ 7.64	$ 95
Granted, share units				
Forfeited		(3,000)		
Vested	(5,000)	(65,500)		
Non-vested at December 31, 2009	5,000	56,000		
Granted, restricted shares		1,610,082	$ 6.42	$10,337
Granted, share units				
Forfeited		(1,500)		
Vested	(5,000)	(871,582)		
Non-vested at December 31, 2010		793,000		

On April 15, 2010, the Company awarded 12,500 restricted Class A ordinary shares to its independent directors that vested at the time of the Company's Annual General Meeting on June 10, 2010. On June 1, 2010, the Company, on a "net share settlement" arrangement, issued 338,869 fully vested Class A ordinary shares to employees. The full award to employees was 559,582 Class A ordinary shares; however, 220,713 Class A ordinary shares were not issued but instead withheld in order to reimburse the Company for payroll taxes paid on behalf of these employees. On June 30, 2010, the Company issued 169,381 fully vested Class A ordinary shares to senior management. The shares are part of a 273,000 Class A ordinary share award to senior management from which 103,619 shares were withheld, under a net settlement arrangement, to reimburse the Company for payroll taxes paid on behalf of the executives. On June 30, 2010, the Company granted 765,000 Class A ordinary shares to employees. These shares, which had a fair value of $4.7 million at the grant date, vest in four equal installments starting June 30, 2011 and will be recognized ratably over the vesting period.

Employee Share Purchase Plan

The Company adopted an Employee Share Purchase Plan in 2005, effective on the date of our initial public offering. Under the share purchase plan a maximum of 1,300,000 shares can be granted. All eligible employees, as defined in the plan, can subscribe to purchase shares of the Company's stock at a purchase price of 95% of the fair market value of the common shares on the last day of the subscription period. At December 31, 2010, no shares were subscribed or issued under the plan.

NOTE 16 — EMPLOYEE BENEFIT PLANS

The Company maintains, through its subsidiaries TBS Shipping Services and Roymar, an employee savings plan under Section 401(k) of the Internal Revenue Code. The plan covers all office employees and allows participants to contribute to the plan a percentage of pre-tax compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The Company does not make matching contributions.

NOTE 17 — EARNINGS PER SHARE

In accordance with FASB ASC Topic 260 – *Earnings per Share*, the following table sets forth the computation of basic and diluted net (loss) income per share for 2010, 2009 and 2008:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands, except number of shares and earnings per share amounts)		
Numerators:			
Net (loss) income attributed to TBS International plc and (Loss) available to ordinary shareholders-basic and diluted	$ (245,266)	$ (67,040)	$ 191,777
Allocation of undistributed income to nonvested restricted common shares		$	$ (711)
(Loss) earnings available to common shareholders-Basic and Diluted	$ (245,266)	$ (67,040)	$ 191,066
Denominators:			
Weighted average common shares outstanding-Basic and Diluted	30,217,210	29,843,566	29,263,292
Net (loss) income per common share:			
Basic and Diluted	$ (8.12)	$ (2.25)	$ 6.53
Anti-dilutive warrants not included above	349,590	311,903	

As outlined in sections of FASB ASC Topic 260 – *Earnings per Share*, unvested share-based payment awards that contain non-forfeitable rights to dividends are participating securities that should be included in the two-class method of computing loss per share. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings (loss) per share for ordinary stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Our non-vested stock, consisting of time-vested restricted shares, are considered participating securities because the share-based awards contain a non-forfeitable right to dividends irrespective of whether the awards ultimately vest.

At December 31, 2010, there were outstanding exercisable warrants to purchase 108,525 Class A and 241,062 Class B ordinary shares, all of which were held by parties not affiliated with existing shareholders. The warrants are issuable for nominal consideration upon exercise, which would have caused the warrants to be treated as outstanding for purposes of computing basic earnings per share. However, for the years ended December 31, 2010 and 2009, the warrants were not treated as outstanding for purposes of computing basic and diluted earnings per share because they would be anti-dilutive.

NOTE 18 — COMMITMENTS AND CONTINGENCIES

Charters-in of Vessels

At December 31, 2010, we chartered-in five vessels under long-term operating leases and no vessels under short-term operating leases. Charters or leases that have initial terms of more than one year at the inception of the charter and are noncancelable are treated as long-term leases.

Total lease expense, consisting of both short and long term charters-in, classified as operating leases, is as follows (in thousands):

	Year ended December 31,		
	2010	2009	2008
Charters-in under short term operating leases	$ 1,303	$ 3,597	$ 11,551
Charters-in under long term operating leases	9,491	6,538	6,363
Total lease expenses	$ 10,794	$ 10,135	$ 17,914

The Company sold and leased back the *Seminole Princess* and *Laguna Belle*, in January 2007, for $23.0 million and $22.0 million, respectively. Net proceeds from the transactions were $38.6 million after expenses of $0.9 million and a buyer/lessor deposit retained by the buyer/lessor of $5.5 million. The Company had taken delivery of the vessels for a cost of $45.1 million in November 2006. Under the sale-leaseback arrangement, the Company entered into a seven-year bareboat charter for each vessel expiring on January 30, 2014. Each bareboat charter requires charter hire payments of $10,500 per day for the first two years of the charter, $10,000 per day during the third year of the charter and $7,350 per day during the fourth through seventh years of the charter. The charter agreements allow for the purchase of the respective vessel at the end of the fifth, sixth or seventh year of the charter period at a vessel price of $11.1 million, $9.15 million, or $6.75 million, respectively and for the purchase options to be exercised at any other date during the option period at a pro-rata price. The leases under the sale-leaseback transactions were classified as operating leases. Deposits of $2.75 million, to be held by the lessor for each charter during the charter period, were required at the inception of the lease. The deposits are to be returned, without interest, at the expiration of the charter period, unless applied earlier toward the amounts due upon exercise of the purchase option. Deferred leasing costs of $1.7 million are being amortized over the terms of the leases.

As mentioned above, the bareboat charters contain predetermined fixed decreases of the charter hire payments due under the charters. The Company recognizes the related rental expense on a straight-line basis over the term of the charters and records the difference between the amounts charged to operations and amounts paid as deferred rent expense. At December 31, 2010, deferred rent expense was $3.0 million. In December 2009, the bareboat charters were amended increasing the daily charter hire payment required to be made during the fourth through seventh years. Each bareboat charter, which originally required payments of $7,350 per day during the fourth through seventh years, was amended to increase the daily charter hire payment to $8,041 per day for three months during the fourth year, $8,240 per day for nine months during the fourth year, $8,110 per day during the fifth year, $8,030 per day during the sixth year and $7,950 during the seventh year. The December 2009 amendment did not change the lease classification as an operating lease.

The bareboat charters allow the Company to purchase the respective vessel at the end of the fifth, sixth or seventh year of the charter period at a vessel price of $11.1 million, $9.15 million or $6.75 million, respectively. The purchase options can be exercised at any other date during the option period at a pro-rata price. The $5.5 million deposit will be returned or can be applied toward the purchase option if the vessels are purchased.

The Company, through its consolidated Brazilian joint venture, charters-in three Brazilian flagged vessels under a bareboat charter expiring in February 2013. These vessels are chartered in at a hire rate of 5,000 Brazilian Reais per vessel per day from our joint venture partner. The Company believes that the joint venture partner is responsible for costs incurred to make the vessels seaworthy, including charter hire in and other vessel expenses while the vessels are under repair. These costs, which total approximately $4.0 million, were paid by the joint venture partner, who is asserting that the costs are the responsibility of the joint venture and that they should be fully reimbursed for all amounts paid. Management believes that the joint venture partner is responsible for these costs. In connection with this matter, the Company had previously asserted that in addition to the $4.0 million paid by the joint venture partner, the joint venture owed an additional $2.5 million to the joint venture. Upon discussion between the Company and the joint venture partner these costs are being recognized by the joint venture and are included in the consolidated financial statement. The consolidated financial statements do not reflect the $4.0 million of costs paid by the joint venture partner, consisting of approximately $2.0 million in leasehold improvements and $2.0 million in vessel operating expenses.

Other Leases

The Company leases four properties, two of which are used by TBSI's service company subsidiaries Roymar and TBS Shipping Services and its subsidiaries for the administration of their operations, the third is office space leased by TBS Energy Logistics and the fourth is a warehouse leased by TBS Energy Logistics.

TBS Shipping Services leases its main office space from our chairman and chief executive officer, Joseph E. Royce. A lease renewal option was exercised on December 1, 2010 extending the lease until December 31, 2011 at a lower monthly rent of $10,000 plus operating expenses including real estate taxes. The lease can be further renewed for three additional one-year periods at a monthly rent of $20,000 plus operating expenses including real estate taxes.

Roymar renewed the lease for its main offices in November 2010 for one year through December 1, 2011, under the second of two one-year renewal options at a monthly rent of approximately $20,867. The lease requires Roymar to pay additional rent for real estate tax escalations.

At December 31, 2009, we leased property through our subsidiary TBS Energy Logistics. The lease term is for 5 years commencing October 1, 2009 through September 30, 2014. There is a monthly rent of $8,054 for the first year, October 1, 2009 through September 30, 2010. The monthly rent increases to $8,255, $8,463, $8,677 and $8,898, for the second through fifth years.

TBS Energy Logistics, LP leases a warehouse under a lease expiring through June 30, 2012 at a monthly rent of $22,400 through June 30, 2011 and $22,800 through June 2012. On November 1, 2010, the entire warehouse was sub-leased to a third party at the same monthly rent and lease term as the head lease.

As of December 31, 2010, future minimum commitments under operating leases with initial or remaining lease terms exceeding one-year are as follows (in thousands):

At December 31, 2010	Vessel Hire	Office Premises	Less Sub-lease	Total
2011	$ 9,004	$ 720	$ (271)	$ 9,453
2012	8,967	239	(137)	9,069
2013	7,347	105		7,452
2014	493	80		573
	$ 25,811	$ 1,144	$ (408)	$ 26,547

Purchase Obligations –Vessels

Purchase Obligations –New Vessel Buildings

At December 31, 2010, the Company had purchase obligations totaling $23.7 million in connection with its new vessel building program. As of December 31, 2010, $23.7 million of the purchase obligation is scheduled to be paid to the ship building yard during the first and second quarters of 2011 upon the delivery of the *Omaha Belle*, the *Comanche Maiden* and the *Maya Princess.*

Litigation

The Company is periodically a defendant in cases involving personal injury and other matters that arise in the normal course of business. While any pending or threatened litigation has an element of uncertainty, the Company believes that the outcome of these lawsuits or claims, individually or combined, will not materially adversely affect the consolidated financial position, results of operations or cash flows of the Company.

NOTE 19 — BUSINESS SEGMENT

The Company is managed as a single business unit that provides worldwide ocean transportation of dry cargo to its customers through the use of owned and chartered vessels. The vessels are operated as one fleet and when making resource allocation decisions, our chief operating decision maker evaluates voyage profitability data, which considers vessel type and route economics, but gives no weight to the financial impact of the resource allocation decision on an individual vessel basis. The Company's objective in making resource allocation decisions is to maximize its consolidated financial results, not the individual results of the respective vessels or routes.

The Company transports cargo throughout the world. Revenue was generated in the following principal geographic areas in the years ended December 31, 2010, 2009, and 2008, respectively (in thousands):

Country	Year Ended December 31, 2010	2009	2008
Brazil	$ 62,892	$ 53,192	$ 127,360
Japan	50,778	35,914	79,812
United Arab Emirates	39,641	32,387	69,714
Chile	22,935	16,564	46,923
China	18,985	12,943	42,319
USA	32,734	28,138	33,701
Peru	24,225	26,870	48,707
Argentina	2,238	8,021	8,312
Korea	7,968	6,744	15,699
Venezuela	4,877	5,063	9,903
Others	28,557	22,144	36,457
	$ 295,830	$ 247,980	$ 518,907

Revenue is attributed to a country based on the location where the cargo is loaded. Time charter revenue by country cannot be allocated because the Company does not control the itinerary of the vessel.

At December 31, 2010 and 2009, no customer accounted for more than 10.0% of charter hire receivables and one customer accounted for 11.7% of charter hire receivables, respectively. No customer accounted for more than 10% of voyage and time charter revenue for the year ended December 31, 2010 and one customer accounted for 13.6% of voyage and time charter revenue for the year ended December 31, 2009.

NOTE 20 — SUBSEQUENT EVENTS

Effective January 28, 2011, the Company and its lenders agreed to restructure the Company's debt repayment schedules and to modify the covenants under the credit facilities. Our lenders agreed to waive any existing defaults under those agreements.

As a condition to restructuring our credit facilities, our lenders have required three significant shareholders (who also are key members of our management) to agree to provide up to $10.0 million of new equity in the form of Series B Preference Shares. In partial satisfaction of this requirement, on January 28, 2011, these significant shareholders purchased an aggregate of 30,000 of our Series B Preference Shares at $100 per share directly from us in a private placement. In addition, they agreed to purchase up to an additional aggregate of 70,000 of our Series B Preference Shares at $100 per share directly from us in one or more private placements, but the number of additional shares that they will be required to purchase from us will be reduced, share for share, by the number of Series A Preference Shares purchased by subscription rights holders in this rights offering.

On February 15, 2011, the Company filed a registration statement that, if declared effective, would allow the company to conduct a rights offering in connection with the restructuring of its various credit facilities. The Company expects that the rights offering will entitle holders of the Company's Class A and Class B ordinary shares to one non-transferable subscription right to subscribe to the Company's to be issued Series A Preference Shares for each ordinary share held on February 7, 2011, the record date for the rights offering. Each 100 subscription rights would entitle a holder to subscribe for one Series A Preference Share at a subscription price of $100 per Series A Preference Share. Each Series A Preference Share initially would be convertible into 25 Class A ordinary shares, subject to adjustments to reflect semiannual increases in liquidation value and stock splits and reclassifications. Liquidation value applicable to each preference share would increase at a rate of 6.0% per year, compounded semiannually on June 30 and December 31 of each year through December 31, 2014. No cash dividends would accrue on the Series A Preference Shares through December 31, 2014. However, beginning January 1, 2015, cash dividends will accrue at a rate of 6.0% of the liquidation preference per year, payable semiannually in arrears. If cash dividends were not paid, the dividends would accumulate as unpaid dividends and, in the event of insolvency, would be added to the liquidation preference.

The aggregate purchase of Series A Preference Shares offered in this rights offering, when aggregated with the purchase of Series B Preference Shares by our significant shareholders, will be at least $10.0 million. If all of the rights offered are exercised, the aggregate subscription price in the rights offering would be $18,895,000, after taking into account that our significant shareholders each have agreed not to exercise the subscription rights issued with respect to ordinary shares beneficially owned by them. We have agreed with our lenders that we will complete this rights offering by July 27, 2011.

The Company took delivery of the *Omaha Belle* and *Comanche Maiden* on January 3, 2011 and February 23, 2011, respectively. The *Maya Princess*, which is the last vessel under construction, is expected to be delivered during the second quarter of 2011.

NOTE 21 — SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following information is presented as supplementary financial information for 2010 and 2009 (in thousands, except per share information):

	Year Ended December 31, 2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 100,069	$ 111,240	$ 99,754	$ 100,770
(Loss) from operations	$ (2,229)	$ (4,361)	$ (4,319)	$ (208,951)
Net (loss) attributable to TBS International plc[a]	$ (7,843)	$ (9,677)	$ (10,355)	$ (217,391)
Net (loss) per share:[a]				
Basic and Diluted	$ (0.26)	$ (0.32)	$ (0.34)	$ (7.12)[b]

	Year Ended December 31, 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 71,158	$ 72,236	$ 74,332	$ 84,790
(Loss) from operations	$ (17,474)	$ (12,722)	$ (13,262)	$ (6,484)
Net (loss)[a]	$ (21,288)	$ (16,913)	$ (18,139)	$ (10,700)
Net (loss) per share:[a]				
Basic and Diluted	$ (0.71)	$ (0.57)	$ (0.61)	$ (0.36)

(a) (a) The quarterly computations are independent of the annual computation. The computation of quarterly and annual earnings per share includes a weighting of the then average number of shares outstanding that will vary for each period. Accordingly, the sum of the four quarters' net income per share will not equal the annual earnings per share. See "Note 17 - Earnings per share" to our consolidated financial statements.

(b) (b) Results for the fourth quarter of 2010 include an impairment loss of $201.7 million, which added $6.67 to net loss per basic and diluted share.

TBS INTERNATIONAL PLC, AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on the 16th day of March 2011.

TBS INTERNATIONAL PLC
(Registrant)

/s/ JOSEPH E. ROYCE
Joseph E. Royce
President, Chief Executive Officer, Chairman, and Director (Principal Executive Officer)

/s/ FERDINAND V. LEPERE
Ferdinand V. Lepere
Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ FRANK J. PITTELLA
Frank J. Pittella
Chief Accounting Officer (Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed on the 16th day of March 2011 by the following persons in the capacities indicated:

/s/ JOSEPH E. ROYCE
JOSEPH E. ROYCE, *President, Chief Executive Officer, Chairman, and Director (Principal Executive Officer)*

/s/ FERDINAND V. LEPERE
FERDINAND V. LEPERE, *Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)*

/s/ FRANK J. PITTELLA
FRANK J. PITTELLA, *Chief Accounting Officer (Principal Accounting Officer)*

/s/ GREGG L. MCNELIS
GREGG L. MCNELIS, *Senior Executive Vice President, Chief Operating Officer and Director*

/s/ JAMES W. BAYLEY
JAMES W. BAYLEY, *Vice President and Director*

/s/ JOHN P. CAHILL
JOHN P. CAHILL, *Director*

/s/ RANDEE E. DAY
RANDEE E. DAY, *Director*

/s/ WILLIAM P. HARRINGTON
WILLIAM P. HARRINGTON, *Director*

/s/ ALEXANDER SMIGELSKI
ALEXANDER SMIGELSKI, *Director*

/s/ PETER S. SHAERF
PETER S. SHAERF, *Director*